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As Filed with the Securities and Exchange Commission on June 5, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

USA INTERACTIVE
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4833 (Primary Standard Industrial Classification Code Number)	59-2712887 (I.R.S. Employer Identification Number)
152 West 57th Street New York, New York 10019 (212) 314-7300 (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

David G. Ellen
Deputy General Counsel
USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300
(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent For Service)
Copies to:
Andrew J. Nussbaum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Robert J. Flemma, Jr. LendingTree, Inc. 11115 Rushmore Drive Charlotte, North Carolina 28277 (704) 541-5351	Sean M. Jones Kennedy, Covington, Lobdell & Hickman, LLP Hearst Tower 214 North Tryon Street Charlotte, North Carolina 28202 (704) 331-7400	Howard Chatzinoff Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

        Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

        If the securities registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.01 per share	22,289,132(1)	N/A	$511,535,580(2)	$41,384(3)

(1)
Based on the maximum number of shares of common stock, par value $0.01 per share, of the registrant ("USA common stock") that may be issued in connection with the merger described in the enclosed proxy statement/prospectus, calculated as the product of (a) 35,956,012 (the sum of (i) 23,354,967 shares of common stock, par value $0.01 per share, of LendingTree, Inc. ("LendingTree common stock") outstanding on May 30, 2003, (ii) 6,556,198 shares of LendingTree common stock, this being the maximum number of shares of LendingTree common stock into which the 5,925,247 shares of preferred stock, par value $0.01 per share, of LendingTree, Inc. ("LendingTree preferred stock") outstanding as of May 30, 2003 are convertible prior to the merger; and (iii) 5,934,286 shares of LendingTree common stock reserved for issuance upon the exercise of LendingTree common stock options and common stock warrants outstanding on May 30, 2003) and (iv) 110,561 shares of LendingTree common stock, this being the maximum number of shares of LendingTree common stock issuable to participants in LendingTree's Employee Stock Purchase Plan (as of May 30, 2003), multiplied by (b) 0.6199, the exchange ratio in the merger. Outstanding shares exclude shares of LendingTree common stock or LendingTree preferred stock held by LendingTree or any subsidiary of LendingTree.
(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) and Rule 457(c) under the Securities Act, based on the product of (a) 22,289,132, multiplied by (b) $22.95, the average of the high and low sale prices for shares of LendingTree common stock as reported on the Nasdaq National Market on May 29, 2003.
(3)
Reflects the product of (a) 0.00008090 multiplied by (b) the Proposed Maximum Aggregate Offering Price for shares of USA common stock.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated June 5, 2003

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Dear Stockholders:

        LendingTree, Inc. has entered into a merger agreement that would result in LendingTree becoming a wholly owned subsidiary of USA Interactive.

        If LendingTree and USA complete the merger, each outstanding share of LendingTree common stock will be exchanged for 0.6199 of a share of USA common stock, and each share of LendingTree preferred stock (other than shares held by holders who validly perfect appraisal rights under Delaware law) will be exchanged for the number of shares of USA common stock that the holder would have received had such preferred stock been converted into LendingTree common stock immediately before the merger. In the transaction, USA expects to issue approximately 18.3 million basic shares of USA common stock and approximately 21 million shares on a fully diluted, treasury method basis, representing approximately 4.0% of the USA common stock outstanding as of May 15, 2003.

        USA common stock is listed on the Nasdaq National Market under the symbol "USAI," and LendingTree common stock is listed on the Nasdaq National Market under the symbol "TREE." Based upon the closing price of USA common stock on the Nasdaq National Market on        •        , 2003, the last practicable trading day date before the printing of this proxy statement/prospectus, 0.6199 of a share of USA common stock had a value of $        •        . You should be aware that, because the number of shares of USA common stock you will receive in the merger is based on a fixed exchange ratio, the value of the consideration you will receive will fluctuate as the market price of USA common stock changes.

        We cannot complete the merger unless, among other things, LendingTree's stockholders approve the merger agreement and a related amendment to the preferred stock certificate of designations that is a part of LendingTree's certificate of incorporation to facilitate the merger. LendingTree will hold a special meeting of stockholders to consider and vote upon both of these items on        •        ,        •        , 2003, beginning at 9:00 a.m., local time, at its principal executive office located at 11115 Rushmore Drive, Charlotte, North Carolina 28277.

        YOUR VOTE IS VERY IMPORTANT.    Regardless of the number of shares you own or whether you plan to attend the special meeting, it is important that your shares be represented and voted. Voting instructions are inside.

        The board of directors of LendingTree unanimously recommends that LendingTree stockholders vote "FOR" approval of the merger agreement and "FOR" approval of the charter amendment.

        The accompanying proxy statement/prospectus and notice of special meeting of stockholders explains the proposed merger and charter amendment and provides specific information concerning the special meeting. Please read these materials carefully.

        Please see "Risk Factors" beginning on page 16 for a discussion of matters that LendingTree stockholders should consider before voting at the special meeting relating to an investment in USA common stock.

Sincerely,
Douglas R. Lebda Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the USA common stock to be issued in the merger or determined if the information contained in this document is accurate or adequate. Any representation to the contrary is a criminal offense.

        The date of this proxy statement/prospectus is        •        , 2003, and it is first
being mailed or otherwise delivered to LendingTree stockholders on or about        •        , 2003.

LendingTree, Inc.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON        •        ,         •        , 2003

        NOTICE IS HEREBY GIVEN that LendingTree, Inc. will hold a special meeting of stockholders at LendingTree's principal executive office located at 11115 Rushmore Drive, Charlotte, North Carolina 28277 on    •    ,    •    , 2003, beginning at 9:00 a.m., local time, for the purpose of transacting the following business:

1.
To consider and vote upon a proposal to approve an amendment to the preferred stock certificate of designations of LendingTree's Series A 8% Convertible Preferred Stock that is part of the certificate of incorporation of LendingTree, Inc. (a copy of which is attached to this proxy statement/prospectus as Appendix A).

2.
To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of May 5, 2003, by and among USA Interactive, Forest Merger Corp. and LendingTree, Inc. (a copy of which is attached to this proxy statement/prospectus as Appendix B).

3.
To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

        We describe these items more fully in the proxy statement/prospectus attached to this notice, which we urge you to read. Please give your careful attention to all of the information in the proxy statement/prospectus. As of the date of this notice, LendingTree's board of directors knows of no business to be conducted at the special meeting other than proposals 1 and 2 above.

        The board of directors of LendingTree unanimously recommends that LendingTree stockholders vote "FOR" approval of the charter amendment and "FOR" approval of the merger agreement.

        Holders of record of shares of LendingTree common stock and LendingTree preferred stock at the close of business on        •        , 2003 will be entitled to vote at the special meeting or any adjournment or postponement.

        Approval of the charter amendment is a condition to the completion of the merger. The approval by the holders of shares of LendingTree common stock and LendingTree preferred stock representing a majority of the total voting power of the outstanding LendingTree common stock and LendingTree preferred stock entitled to vote, voting as a single class, with each share of LendingTree common stock having one vote and each share of LendingTree preferred stock having one vote for each share of LendingTree common stock into which it is then convertible, is required to approve the charter amendment and the merger agreement. In addition, the approval by the holders of 68.5% of the outstanding shares of LendingTree preferred stock, voting as a separate class, is required to approve the charter amendment. Stockholders of LendingTree who as of the record date for the special meeting held, in the aggregate, shares representing approximately [31.2]% of the total voting power of the outstanding LendingTree common stock and LendingTree preferred stock, voting together as a single class with the LendingTree preferred stock voting on an as-converted basis, and approximately [71.8]% of the voting power of the outstanding LendingTree preferred stock, have agreed with USA to vote their shares in favor of approval of the charter amendment and the merger agreement at the special meeting.

        All LendingTree stockholders are cordially invited to attend the special meeting. Whether or not you expect to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card(s) as promptly as possible to ensure your representation at the special meeting. We have enclosed a postage prepaid envelope for that purpose. Please note that LendingTree is providing separate proxy cards for holders of LendingTree common stock and LendingTree preferred stock and that any stockholder who holds both LendingTree common stock and LendingTree preferred stock should receive two different proxy cards, both of which the stockholder will need to complete, sign, and return to have all shares of LendingTree common stock and LendingTree preferred stock held by such holder represented by proxy at the special meeting. It is important that you return your proxy to ensure the satisfaction of the quorum requirements for the conduct of business at the special meeting of stockholders. Any LendingTree stockholder may revoke its proxy in the manner described in the proxy statement/prospectus at any time before the proxy has been voted at the special meeting. Even if you have given your proxy, you may still vote in person if you attend the special meeting. Please do not send LendingTree any stock certificates at this time.

        We encourage you to vote on these very important matters. Your vote at the special meeting is very important.

By Order of the Board of Directors
Robert J. Flemma, Jr.
 Secretary

Charlotte, North Carolina

        •        , 2003

IMPORTANT

        This document, which is sometimes referred to as this proxy statement/prospectus, constitutes a proxy statement of LendingTree to LendingTree stockholders and a prospectus of USA for the shares of USA common stock that USA will issue to LendingTree stockholders in the merger. As permitted under the rules of the U.S. Securities and Exchange Commission, or the SEC, this proxy statement/prospectus incorporates important business and financial information about USA, LendingTree and their affiliates that is contained in documents filed with the SEC and that is not included in or delivered with this proxy statement/prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See "Where You Can Find More Information" beginning on page 108. You may also obtain copies of these documents, without charge, from USA and from LendingTree by writing or calling:

USA Interactive 152 West 57th Street New York, New York 10019 (212) 314-7300 Attention: Corporate Secretary	LendingTree, Inc. 11115 Rushmore Drive Charlotte, North Carolina 28277 (704) 541-5351 Attention: Secretary

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Innisfree M&A Incorporated, the information agent for the merger, at the following address and telephone number:

501 Madison Avenue, 20th Floor New York, New York 10022 [TELEPHONE] (collect) [TELEPHONE] (toll-free)

        In order to obtain delivery of these documents prior to the special meeting, you should request the documents no later than         •        , 2003.

        Except as otherwise specifically noted, references to "shares of LendingTree common stock" or "LendingTree common shares" refer to shares of LendingTree common stock, par value $0.01 per share; references to "shares of LendingTree preferred stock" or "LendingTree preferred shares" refer to shares of LendingTree Series A 8% Convertible Preferred Stock, par value $0.01 per share; and references to "outstanding shares of LendingTree common stock," "outstanding LendingTree common shares," "outstanding shares of LendingTree preferred stock" or "outstanding LendingTree preferred shares" do not include shares held by LendingTree or by any wholly owned subsidiary of LendingTree.

        In the "Questions and Answers About the Merger" and in the "Summary" below, we highlight selected information from this proxy statement/prospectus but we have not included all of the information that may be important to you. To better understand the proposed charter amendment, the merger agreement and the merger, and for a complete description of their legal terms, you should carefully read this entire proxy statement/prospectus, including the appendices, as well as the documents that we have incorporated by reference into this document. See "Where You Can Find More Information" beginning on page 108.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
The Companies
The Merger
Charter Amendment
Interests of Certain Persons in the Merger
Votes Required; Voting Agreements
Reasons for the Merger
Recommendations to LendingTree Stockholders
Opinions of LendingTree's Financial Advisors
Treatment of LendingTree Stock Options
Treatment of LendingTree Warrants
Regulatory Approvals
Non-Solicitation Covenant
Termination of the Merger Agreement; Effects of Termination
Resale of USA Common Stock
Accounting Treatment
Comparison of Stockholder Rights
Appraisal Rights
Tax Consequences
Selected Historical Financial Information of USA and LendingTree
Selected Unaudited Pro Forma Combined Condensed Financial Information of USA
Certain Historical and Pro Forma Per Share Data
Comparative Per Share Market Price Information and Dividend Policy
RISK FACTORS
Risk Factors Relating to the Merger
Risk Factors Relating to USA
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE LENDINGTREE SPECIAL MEETING
Time and Place; Purposes
Record Date
Recommendation of the LendingTree Board of Directors
Quorum; Votes Required for Approval
Voting; Revocation of Proxies
Stockholder Proposals
Persons Making the Solicitation
Voting Securities and Principal Holders Thereof
Voting Agreements
CHARTER AMENDMENT
THE MERGER
Background to the Merger
Recommendation of the LendingTree Board of Directors
LendingTree's Reasons for the Merger
Opinions of LendingTree's Financial Advisors
USA's Reasons for the Merger
Material United States Federal Income Tax Consequences
Appraisal Rights
Regulatory Approvals Required for the Merger
Certain Effects of the Merger
Accounting Treatment for the Merger
Resale of USA Common Stock
CERTAIN LENDINGTREE FINANCIAL PROJECTIONS
INTERESTS OF CERTAIN PERSONS IN THE MERGER
THE MERGER AGREEMENT
General Terms of the Merger Agreement
Treatment of Securities in the Merger
Exchange of Certificates
Representations and Warranties
Covenants
Conditions to the Merger
Termination of the Merger Agreement; Effects of Termination
Amendment; Extension; Waiver
Fees and Expenses
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF USA
CERTAIN USA LITIGATION
THE COMPANIES
COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF THE SURVIVING CORPORATION
DESCRIPTION OF USA CAPITAL STOCK
USA Common Stock and USA Class B Common Stock
USA Preferred Stock
Anti-Takeover Provisions in USA's Bylaws
Effect of Delaware Anti-Takeover Statute
Action by Written Consent
Transfer Agent
COMPARISON OF STOCKHOLDER RIGHTS
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
MISCELLANEOUS

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
What is the proposed transaction?

A:
USA is proposing to acquire LendingTree. The acquisition will be effected by the merger of a wholly owned subsidiary of USA with and into LendingTree, with LendingTree surviving as a wholly owned subsidiary of USA.

Q:
What will I receive in exchange for my LendingTree shares?

A:
If you own shares of LendingTree common stock, you will receive 0.6199 of a share of USA common stock in exchange for each share of LendingTree common stock owned at the time we complete the merger. If you own shares of LendingTree preferred stock, in exchange for each share of LendingTree preferred stock owned at the time we complete the merger (unless you properly exercise appraisal rights), you will receive the number of shares of USA common stock that you would have received had you converted your LendingTree preferred stock into LendingTree common stock immediately before the merger. The exact number of shares of USA common stock that you will receive in exchange for each share of LendingTree preferred stock depends on the date we complete the merger, because under the preferred stock certificate of designations that is a part of LendingTree's certificate of incorporation, the formula for calculating the number of shares of LendingTree common stock into which each share of LendingTree preferred stock is convertible takes into account the amount of accrued dividends on the LendingTree preferred stock from the last dividend payment date through the conversion date. The minimum number of shares of USA common stock that you will receive in exchange for each share of LendingTree preferred stock is approximately 0.6726 of a share of USA common stock (if we complete the merger on a quarterly dividend payment date) and the maximum is approximately 0.6859 of a share of USA common stock (if we complete the merger on the last day before a quarterly dividend payment date), since each share of LendingTree preferred stock is convertible into between approximately 1.0850 and approximately 1.1065 shares of LendingTree common stock, depending on the conversion date.

  USA will not issue fractional shares of USA common stock. Any LendingTree stockholder otherwise entitled to receive a fractional share of USA common stock will receive a cash payment instead of a fractional share.

Q:
What vote of LendingTree stockholders is needed to approve the merger agreement?

A:
Under Delaware law and LendingTree's certificate of incorporation (after giving effect to the charter amendment described below), the approval by the holders of LendingTree common shares and LendingTree preferred shares representing a majority of the total voting power of the outstanding LendingTree common shares and LendingTree preferred shares entitled to vote, voting as a single class, with each share of LendingTree common stock having one vote and each share of LendingTree preferred stock having one vote for each share of LendingTree common stock into which it is convertible at the time of such vote (which we refer to as voting on an "as-converted basis"), is required in order to approve the merger agreement. As of the record date for the LendingTree special meeting, LendingTree stockholders holding shares representing approximately [31.2]% of the total voting power of the LendingTree common shares and LendingTree preferred shares entitled to vote on the merger agreement, voting together as a single class with the LendingTree preferred shares voting on an as-converted basis, have agreed with USA to vote in favor of approval of the merger agreement.

i

Q:
Why are LendingTree stockholders being asked to approve an amendment to the preferred stock certificate of designations that is part of LendingTree's certificate of incorporation?

A:
Approval of the proposed charter amendment is a condition to the merger. The LendingTree preferred stock is currently convertible into LendingTree common stock at the option of each of its holders. The proposed amendment to the LendingTree preferred stock certificate of designations that is a part of LendingTree's certificate of incorporation, or charter, provides for the treatment of the LendingTree preferred stock in the merger as if it had been converted into LendingTree common stock immediately before the merger, as described above under "What will I receive in exchange for my LendingTree shares?" As a result of this amendment, each preferred stockholder will receive consideration in the merger on an as-converted basis. In addition, while the holders of LendingTree preferred stock will have a separate class vote on the approval of the charter amendment, the charter amendment will eliminate a separate class vote by the holders of the LendingTree preferred stock on the merger agreement.

Q:
What vote of LendingTree stockholders is needed to approve the proposed charter amendment?

A:
Under Delaware law and LendingTree's certificate of incorporation, the approval by the holders of LendingTree common shares and LendingTree preferred shares outstanding as of the date for the special meeting of LendingTree stockholders representing a majority of the total voting power of the outstanding LendingTree common shares and LendingTree preferred shares entitled to vote, voting as a single class, with each share of LendingTree common stock having one vote and each share of LendingTree preferred stock having one vote for each share of LendingTree common stock into which it is then convertible, is required in order to approve the proposed charter amendment. In addition, the approval by the holders of 68.5% of the shares of LendingTree preferred stock outstanding as of the date of the special meeting of LendingTree stockholders, voting as a separate class, is required to approve the proposed charter amendment. As of the record date for the special meeting, LendingTree stockholders holding shares representing approximately [31.2]% of the total voting power of the LendingTree common shares and LendingTree preferred shares entitled to vote on the proposed charter amendment, voting together as a single class with the LendingTree preferred stock voting on an as-converted basis, have agreed with USA to vote in favor of approval of the proposed charter amendment. Because the shares of LendingTree preferred stock that these stockholders have agreed to vote in favor of the proposed charter amendment represent approximately [71.8]% of the shares of LendingTree preferred stock outstanding on the record date for the special meeting, approval of the proposed charter amendment in the separate class vote by the holders of the LendingTree preferred stock is assured.

Q:
When and where will LendingTree hold the special meeting of LendingTree stockholders?

A:
LendingTree will hold the special meeting of LendingTree stockholders at LendingTree's principal executive office located at 11115 Rushmore Drive, Charlotte, North Carolina 28277 on        •        ,        •        , 2003, beginning at 9:00 a.m., local time.

Q:
Will I have appraisal rights in connection with the merger?

A
Under Delaware law, holders of LendingTree preferred stock will be entitled to appraisal rights. For a detailed discussion of the appraisal rights of holders of LendingTree preferred stock, see "The Merger—Appraisal Rights." Holders of LendingTree common stock are not entitled to appraisal rights in connection with the merger.

Q:
Will LendingTree stockholders be taxed on the USA common stock that they receive in exchange for their LendingTree shares?

A:
The exchange of shares by LendingTree stockholders is intended to be tax-free to LendingTree stockholders for U.S. federal income tax purposes, except for taxes on cash received instead of fractional shares of USA common stock and cash received by holders of shares of LendingTree preferred stock properly exercising appraisal rights in connection with the merger. We recommend that LendingTree stockholders carefully read the complete explanation of the material U.S. federal income tax consequences of the merger beginning on page 50, and that LendingTree stockholders consult their tax advisors for a full understanding of the tax consequences to them.

Q:
Will you complete the merger if LendingTree stockholders approve the merger agreement but fail to approve the proposed charter amendment?

A:
No. The effectiveness of the proposed charter amendment is a condition to the completion of the merger.

Q:
Can I vote "FOR" one proposal and "AGAINST" the other?

A:
Yes. However, completion of the merger is contingent upon approval of the charter amendment, and the charter amendment will have no force or effect if we do not complete the merger. Accordingly, the board of directors of LendingTree recommends that you vote in favor of both proposals.

Q:
What do I need to do now?

A:
After carefully reviewing this proxy statement/prospectus, indicate on your proxy card(s) how you want to vote on the proposed charter amendment and how you want to vote on the merger agreement. Please note that LendingTree is providing separate proxy cards for holders of LendingTree common stock and LendingTree preferred stock. If you hold both LendingTree common stock and LendingTree preferred stock, please complete and return both of the provided proxy cards. Then sign, date and mail your proxy card(s) in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting.

  If you do not sign and send in your proxy card and do not attend and cast your vote in person at the LendingTree special meeting, such inaction will have the effect of voting against the proposed charter amendment and voting against the merger agreement.

  If you sign, date and send in your proxy card, but do not indicate how you want to vote on either or both proposals, your proxy card will be voted in favor of such proposal or proposals for which you did not indicate how you want to vote.

  After we complete the merger, LendingTree stockholders will receive written instructions and a letter of transmittal for exchanging their shares of LendingTree common stock and/or LendingTree preferred stock for shares of USA common stock and cash instead of fractional shares of USA common stock. Please do not send in your LendingTree stock certificates until you receive the instructions and letter of transmittal.

Q:
If my LendingTree shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:
No. Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should fill out the voter instruction form sent to you by your broker with this proxy statement/prospectus. Failure to instruct your broker will have the effect of voting against the merger agreement and voting against the proposed charter amendment.

Q:
May I change my vote even after submitting a proxy card?

A:
Yes. If you are a holder of record, there are three ways you can change your proxy instructions after you have submitted your proxy card. First, you may send a written notice to the person to whom you submitted your proxy revoking your proxy. Second, you may complete and submit a new proxy card. The latest proxy actually received by LendingTree before the special meeting of LendingTree stockholders will be counted, and any earlier proxies will be revoked. Third, you may attend the LendingTree special meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke your proxy.

  If your shares are held in the name of a broker or nominee and you have instructed your broker or nominee to vote your shares, you must follow the directions you receive from your broker or nominee in order to change or revoke your vote.

Q:
Should I send in my LendingTree stock certificates now?

A:
No. After the merger is completed, we will send you written instructions for exchanging your LendingTree stock certificates.

Q:
When do you expect to complete the merger?

A:
LendingTree and USA are working to complete the merger as quickly as possible. We currently expect to complete the merger by the end of the third quarter of 2003, although we cannot assure you that all conditions to the completion of the merger will be satisfied by then.

Q:
Where can I find more information?

A:
You may obtain more information from various sources, as described under "Where You Can Find More Information" beginning on page 108.

Q:
Who can help answer my questions?

A:
If you have questions about this proxy statement/prospectus, you can call Innisfree M&A Incorporated collect at [TELEPHONE] or toll-free at [TELEPHONE].

SUMMARY

        The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, you should carefully read this entire document and the other documents to which this document refers you. See "Where You Can Find More Information" beginning on page 108.

        Throughout this proxy statement/prospectus when we use the term "we," "us," or "our," we are referring to both USA and LendingTree.

The Companies

USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300

        USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com and Home Shopping Europe and Euvia in Germany. Information & Services includes Ticketmaster, Match.com, uDate, Citysearch, Evite, Entertainment Publications and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277
(704) 541-5351

        Founded in 1996, LendingTree (Nasdaq: TREE) is an online lending exchange that connects consumers, lenders and related service providers. The LendingTree Exchange is made up of more than 200 banks, lenders, and brokers and has facilitated nearly $48 billion in closed loans since inception. More than 8 million consumers have accessed the LendingTree Exchange through LendingTree's site at www.lendingtree.com and through online and offline partners. Loans available via the LendingTree Exchange include home mortgage, home equity, automobile, personal, debt consolidation and credit cards. The LendingTree Realty Services offering connects consumers to a nationwide network of approximately 9,000 REALTORS®.

Forest Merger Corp.
c/o USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300

        Forest Merger Corp., a Delaware corporation, is a wholly owned subsidiary of USA created solely for the purpose of effecting the merger. In the merger, Forest Merger Corp. will be merged with and into LendingTree, with LendingTree surviving the merger as a wholly owned subsidiary of USA.

The Merger (Page 27)

        In the merger, Forest Merger Corp. will merge with and into LendingTree, and LendingTree will survive the merger as a wholly owned subsidiary of USA. In the merger, each share of LendingTree common stock will be converted into the right to receive 0.6199 of a share of USA common stock and each share of LendingTree preferred stock (unless the holder properly exercises appraisal rights) will be converted into the right to receive the number of shares of USA common stock that the holder would have received had its LendingTree preferred stock been converted into LendingTree common stock immediately before the merger. Any LendingTree stockholder entitled to receive a fractional share of USA common stock after giving effect to the conversion of all LendingTree shares owned by the stockholder will receive a cash payment instead of the fractional share. In the transaction, USA expects to issue approximately 18.3 million basic shares of USA common stock and approximately 21 million shares on a fully diluted, treasury method basis, representing approximately 4.0%

of the USA common stock outstanding as of May 15, 2003.

        The merger agreement is the legal document that governs the merger and the other transactions contemplated by the merger agreement. We have attached the merger agreement as Appendix B to this proxy statement/prospectus. We urge you to read it carefully in its entirety.

Charter Amendment (Page 26)

        At the LendingTree special meeting, LendingTree will ask its stockholders to approve an amendment to the LendingTree preferred stock certificate of designations that is a part of LendingTree's certificate of incorporation, or charter. We have provided the full text of the proposed charter amendment in Appendix A to this proxy statement/prospectus. If LendingTree stockholders approve the charter amendment proposal by the required votes, LendingTree will effect the charter amendment by filing a certificate of amendment to LendingTree's certificate of incorporation with the Delaware Secretary of State prior to the taking of the vote on the proposal to approve the merger agreement.

Interests of Certain Persons in the Merger (Page 59)

        You should be aware that a number of directors and officers of LendingTree have interests in the merger that may be different from, or in addition to, your interests as a stockholder of LendingTree. Both the directors and officers of LendingTree may have interests that include, among others, the vesting of options and other equity-based awards in connection with the merger. Certain executive officers of LendingTree will have a continuing equity interest in the surviving corporation following the merger and interests under existing employment continuity agreements with LendingTree. In addition, a USA subsidiary, Forest Merger Corp., has entered into employment agreements with certain executive officers of LendingTree that will become effective at the time we complete the merger. Further, the directors and officers of LendingTree have an interest in continuing rights to liability insurance and indemnification for losses relating to his or her service as an officer or director of LendingTree before the merger.

Votes Required; Voting Agreements (Page 24)

        Under Delaware law and LendingTree's certificate of incorporation (after giving effect to the proposed charter amendment described above), the approval by the holders of LendingTree common shares and LendingTree preferred shares representing a majority of the total voting power of the outstanding LendingTree common shares and LendingTree preferred shares entitled to vote, voting as a single class, is required to approve the merger agreement. In this vote, each share of LendingTree common stock will have one vote, and each share of LendingTree preferred stock will have approximately    •    votes.

        Under Delaware law and LendingTree's certificate of incorporation, the approval by the holders of LendingTree common shares and LendingTree preferred shares representing a majority of the total voting power of the outstanding LendingTree common shares and LendingTree preferred shares entitled to vote, voting as a single class, is required to approve the proposed amendment to LendingTree's certificate of incorporation. In this vote, each share of LendingTree common stock will have one vote, and each share of LendingTree preferred stock will have approximately     •    votes. In addition, the approval by the holders of 68.5% of the outstanding shares of LendingTree preferred stock, voting as a separate class, is required to approve the proposed charter amendment.

        As of the record date for the special meeting, LendingTree stockholders, including an executive officer and director and an entity with which two directors are associated, holding shares representing approximately [31.2]% of the total voting power of the LendingTree common shares and LendingTree preferred shares entitled to vote on the proposed charter amendment and the merger agreement, voting together as a single class with the LendingTree preferred stock voting on an as-converted basis, have agreed with USA to vote in favor of approval of the proposed charter amendment and the merger agreement. Because the shares of LendingTree preferred stock that these stockholders have agreed to vote in favor of the proposed charter amendment represent approximately [71.8]% of the shares of LendingTree preferred stock outstanding on the record date for the special meeting, approval of the proposed charter amendment in the separate class vote by the holders of the LendingTree preferred stock is assured.

        As of the record date for the special meeting, directors and executive officers of LendingTree and their affiliates, as a group, beneficially owned and had the right to vote        •        shares of LendingTree common stock and        •        shares of LendingTree preferred stock, representing an aggregate of approximately        •        % of the total voting power of the LendingTree common shares and LendingTree preferred shares entitled to vote at the special meeting, voting together as a single class with the LendingTree preferred shares voting on an as-converted basis, and approximately        •        % of the LendingTree preferred stock voting as a separate class. LendingTree expects directors and executive officers of LendingTree and their affiliates to vote their LendingTree common stock and LendingTree preferred stock in favor of the proposed charter amendment and the approval of the merger agreement. Certain directors and executive officers of LendingTree and/or entities associated or affiliated with them, who, together, beneficially own shares representing approximately        •        % of the total voting power of the LendingTree common shares and LendingTree preferred shares entitled to vote at the special meeting, voting together as a single class with the LendingTree preferred shares voting on an as-converted basis, and approximately        •        % of the LendingTree preferred stock voting as a separate class, have agreed with USA to vote in favor of the proposed charter amendment and the approval of the merger agreement.

Reasons for the Merger (Pages 31 and 50)

        The board of directors of LendingTree believes that the merger is fair to, and in the best interests of, the holders of LendingTree common stock and LendingTree preferred stock. For a description of the factors on which the board of directors based its determination, see "The Merger—LendingTree's Reasons for the Merger."

        The board of directors of USA believes that the merger is in the best interests of USA. See "The Merger—USA's Reasons for the Merger."

Recommendations to LendingTree Stockholders

        The board of directors of LendingTree unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and the charter amendment, and unanimously recommends that LendingTree stockholders vote at the special meeting "FOR" approval of the charter amendment and "FOR" approval of the merger agreement.

        You should refer to the factors considered by the LendingTree board of directors in making its decision to approve the merger agreement and the charter amendment (see "The Merger—Recommendation of the LendingTree Board of Directors" on page 31 and "The Merger—LendingTree's Reasons for the Merger" on page 31).

Opinions of LendingTree's Financial Advisors (Page 35)

        In deciding to recommend approval of the merger agreement and the charter amendment, the board of directors of LendingTree considered the separate opinions of its financial advisors, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Allen & Company LLC, each to the effect that, as of May 5, 2003, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinions, the exchange ratio under the merger agreement was fair from a financial point of view to the holders of LendingTree common stock and LendingTree preferred stock. The full text of the written opinion of Merrill Lynch, dated May 5, 2003, is attached as Appendix C to this proxy statement/prospectus, and the full text of the written opinion of Allen & Company, dated May 5, 2003, is attached as Appendix D to this proxy statement/prospectus. We encourage you to read these opinions carefully for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. These opinions are directed to LendingTree's board of directors and do not constitute recommendations to any holder of LendingTree common stock or LendingTree preferred stock as to how any such stockholder should vote on any of the proposals that will be considered at the special meeting of LendingTree stockholders.

Treatment of LendingTree Stock Options (Page 70)

        If we successfully complete the merger, options to acquire shares of LendingTree common stock will be converted into options to acquire shares of USA common stock, with the number of shares that each option represents a right to purchase and the exercise price per share being adjusted based on the merger exchange ratio, and with the options otherwise having the same terms.

Treatment of LendingTree Warrants (Page 71)

        If we successfully complete the merger, USA will assume LendingTree's common stock warrants outstanding prior to the merger. As a result, warrants to purchase LendingTree common stock outstanding before the merger will become, following the merger, warrants to purchase shares of USA common stock, with the number of shares that each warrant represents a right to purchase and the exercise price per share being adjusted based on the merger exchange ratio, and with the warrants otherwise having the same terms. Where the LendingTree warrant permits LendingTree to deliver cash to the holder instead of converting the warrant into a warrant to purchase USA common shares as described above, LendingTree has agreed to elect to cash out the warrant if USA requests it do so.

Regulatory Approvals (Page 56)

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, USA and LendingTree may not complete the merger before furnishing required information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and until the applicable waiting period under the HSR Act has expired or been terminated. Effective May 27, 2003, the applicable waiting period under the HSR Act was terminated early.

        In connection with proposed merger, we must also file applications or notifications with governmental entities under various laws, including those regulating real estate brokers or agents, loan brokers and mortgage brokers and bankers. These governmental entities may disapprove the change in control of LendingTree as a result of the merger based upon the criteria in the applicable laws and regulations. We are not obligated under the merger agreement to complete the merger unless the surviving corporation has obtained the required regulatory approvals to continue to operate LendingTree's businesses in California, Florida, Illinois, Massachusetts, Michigan, New Jersey, New York, Pennsylvania, Texas and Virginia, and in such other states which, when taken together with the ten specified states, represent at least 95% of LendingTree's consolidated revenue for 2002. LendingTree and USA currently anticipate receiving the necessary approvals in the third quarter of 2003.

Non-Solicitation Covenant (Page 76)

        LendingTree has agreed in the merger agreement not to initiate, solicit, negotiate, knowingly encourage or provide confidential information to facilitate any proposal or offer to acquire more than 25% of the business, properties or assets of LendingTree and its subsidiaries, or capital stock of LendingTree or any of its subsidiaries representing more than 15% of the total voting power of all of the entity's voting securities. This covenant is subject to exceptions in connection with unsolicited bona fide written offers for potential or proposed acquisition transactions under specified circumstances, which we describe more fully under "The Merger Agreement—Covenants—Acquisition Transactions."

Termination of the Merger Agreement; Effects of Termination (Page 82)

        The merger agreement may be terminated at any time before the effective time:

  •
  By USA's and LendingTree's mutual written consent.

  •
  By either USA or LendingTree if any governmental entity that must grant a regulatory approval described as a condition to closing under "The Merger Agreement—Conditions to the Merger" has denied its approval and the denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently prohibiting the consummation of the transactions contemplated by the merger agreement.

  •
  By LendingTree, under certain circumstances, if USA has breached any of its covenants or representations in the merger agreement and the breach is not cured within 30 days following written notice or cannot be cured before the closing date of the merger.

  •
  By USA, under certain circumstances, if (1) LendingTree has breached any of its covenants or representations in the merger agreement, or (2) any LendingTree stockholder party to one of the voting agreements entered into in connection with the merger agreement has materially breached its obligations under the voting agreement which breach, in either case, is not cured within 30 days following written notice or cannot be cured before the closing date of the merger.

  •
  By LendingTree if prior to receipt of the required stockholder approvals of the merger agreement and the proposed charter amendment:

  (1)
  LendingTree receives a "superior proposal";

  (2)
  LendingTree has promptly notified USA of its intention to terminate the merger agreement and has complied with its obligations described under "The Merger Agreement—Covenants—Acquisition Transactions";

  (3)
  if requested by USA, within two business days after USA's receipt of the full details of the terms and conditions of the superior proposal, LendingTree has negotiated during the following five business days with USA to make adjustments in the terms and conditions of the merger agreement as would enable LendingTree to proceed with the merger on such adjusted terms, and notwithstanding those negotiations and adjustments, the board of directors of LendingTree concludes, in its good faith judgment, that the transactions contemplated by the merger agreement on the terms as adjusted, are not at least as favorable to the stockholders of LendingTree as the superior proposal; and

  (4)
  the board of directors of LendingTree resolves to accept the superior proposal after having received and considered the advice of, and after consultation with, its independent, outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of LendingTree's board of directors under applicable law.

    Termination of the merger agreement by LendingTree under this provision will not be effective until LendingTree pays USA a fee of $25 million.

  •
  By USA, if the board of directors of LendingTree has failed to recommend, or has withdrawn, or modified in any respect materially adverse to USA, its approval or recommendation of the merger agreement or has resolved to take any of these actions, or has recommended another "acquisition proposal," or if the board of directors of LendingTree has resolved to accept a superior proposal or has failed publicly to affirm its approval or recommendation of the merger agreement within ten days of USA's request made after any acquisition proposal has been disclosed to LendingTree's stockholders generally.

    If LendingTree terminates the merger agreement under this provision, LendingTree must pay USA a fee of $10 million within two business days of the termination, and an additional $15 million on the earliest to occur of the one-year anniversary of the termination date, the date that LendingTree, directly or indirectly, enters into a definitive agreement for an "acquisition transaction" or the date that an acquisition transaction is consummated.

  •
  By USA or LendingTree if the stockholders of LendingTree fail to approve the merger agreement upon a vote held at a duly held meeting of stockholders called for that purpose (including any adjournment or postponement).

    If LendingTree or USA terminates the merger agreement under this provision, LendingTree must pay USA a fee of $25 million if:

  (1)
  at the time of the LendingTree stockholder meeting an acquisition proposal involving more than 33% of the business, properties or assets of LendingTree and its subsidiaries or of the capital stock of LendingTree or its subsidiaries has been disclosed publicly or to LendingTree; and

  (2)
  within 12 months of termination of the merger agreement, LendingTree, directly or indirectly, enters into a definitive agreement for an acquisition transaction involving more than 33% of the business, properties or assets of LendingTree and its subsidiaries or of the capital stock of LendingTree or its subsidiaries or such an acquisition transaction is consummated.

  •
  By USA or LendingTree if the merger has not occurred by December 5, 2003, unless due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement. However, if on December 5, 2003 each of the conditions to the merger, other than those relating to LendingTree stockholder approvals, required regulatory approvals and/or the existence of injunctions or other legal bars or governmental proceedings, has been satisfied or is capable of being satisfied, then the date on which a party may terminate the merger agreement under this provision will be automatically extended to February 5, 2004.

    LendingTree must pay USA a fee of $25 million if LendingTree terminates the merger agreement under this provision and if, at the time of the termination, the following conditions are met:

  (1)
  USA would have been permitted to terminate the merger agreement because of a willful or bad faith breach by LendingTree of any material covenant or agreement contained in the merger agreement;

  (2)
  prior to such termination, an acquisition proposal has been disclosed publicly or to LendingTree that contemplates direct or indirect consideration for the LendingTree common stock and LendingTree preferred stock (including the value of any stub equity) in excess of the aggregate merger consideration payable under the merger agreement; and

  (3)
  within 12 months following the termination, LendingTree directly or indirectly enters into a definitive agreement for an acquisition transaction involving more than 33% of the business, properties or assets of LendingTree and its subsidiaries or of the capital stock of LendingTree or its subsidiaries or such an acquisition transaction is consummated.

Resale of USA Common Stock (Page 57)

        Shares of USA common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of USA common stock issued to affiliates of either USA or LendingTree.

Accounting Treatment (Page 57)

        USA will account for the merger under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Comparison of Stockholder Rights

        If we successfully complete the merger, each LendingTree stockholder will become a stockholder of USA. Delaware law and USA's certificate of incorporation and bylaws govern the rights of USA stockholders. While LendingTree is also governed by Delaware law, USA stockholders' rights under USA's certificate of incorporation and bylaws differ in some respects from LendingTree stockholders' rights under LendingTree's certificate of incorporation and bylaws. For a summary of these material differences, see the discussion beginning on page 102 of this proxy statement/prospectus.

Appraisal Rights (Page 53)

        Under Delaware law, holders of LendingTree preferred stock will be entitled to appraisal rights. For a detailed discussion of the appraisal rights of holders of LendingTree preferred stock, see "The Merger—Appraisal Rights." Holders of LendingTree common stock are not entitled to appraisal rights in connection with the merger.

Tax Consequences

        The exchange of shares by LendingTree stockholders is intended to be tax-free to LendingTree stockholders for U.S. federal income tax purposes, except for taxes on cash received instead of fractional shares of USA common stock and cash received by holders of shares of LendingTree preferred stock properly exercising appraisal rights in connection with the merger. We recommend that LendingTree stockholders carefully read the complete explanation of the material U.S. federal income tax consequences of the merger beginning on page 50, and that LendingTree stockholders consult their tax advisors for a full understanding of the tax consequences to them.

Selected Historical Financial Information of USA and LendingTree

        We are providing the following selected financial information to assist you in analyzing the financial aspects of the merger. The selected USA and LendingTree financial data set forth below, including the accompanying notes, are qualified in their entirety by, and should be read in conjunction with, the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by USA and LendingTree with the SEC, which we have incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 108.

USA Selected Historical Consolidated Financial Data

        The following table presents selected historical consolidated financial data for USA for each of the years in the five-year period ended December 31, 2002, and for the three-month periods ended March 31, 2003 and 2002. We derived this data from USA's audited and unaudited consolidated financial statements, and this data reflects the operations and financial position of USA at the dates and for the periods indicated. The financial statements for each of the five years in the period ended December 31, 2002 for USA have been audited by Ernst & Young LLP, independent auditors. The financial statements for the three-month periods ended March 31, 2003 and 2002 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

        In August 2001, USA completed its previously announced sale of all of the capital stock of certain USA Broadcasting subsidiaries that own 13 full-power television stations and minority interests in four additional full-power stations to Univision Communications Inc., or Univision. On May 7, 2002, USA completed a transaction with Vivendi Universal, S.A., or Vivendi, in which the USA Entertainment Group, consisting of USA Cable, Studios USA, and USA Films, was contributed to Vivendi Universal Entertainment LLLP, or VUE, a new joint venture controlled by Vivendi. We have presented the financial position and results of operations of USA Broadcasting and USA Entertainment Group as discontinued operations in all periods presented.

	Year Ended December 31,					Three-Months Ended March 31,
	1998(1)(2)	1999(3)	2000(4)	2001(5)	2002(6)(7)	2002(6)(10)	2003(8)
	(In thousands, except per share data)
Statement of Operations Data:
Net revenue	$1,639,828	$2,001,108	$2,964,612	$3,468,860	$4,621,224	$971,945	$1,392,066
Operating profit (loss)	59,391	(48,842)	(349,746)	(216,423)	86,753	27,783	93,489
Earnings (loss) from continuing operations before cumulative effect of accounting change	26,848	(69,212)	(172,398)	(186,799)	7,378	3,970	(106,796)
Earnings (loss) before cumulative effect of accounting change	76,874	(27,631)	(147,983)	392,795	2,414,492	25,900	(106,796)
Net earnings (loss) available to common shareholders	76,874	(27,631)	(147,983)	383,608	1,941,344	(437,456)	(110,060)
Basic earnings (loss) per common share from continuing operations before cumulative effect of accounting change available to common shareholders(9)(11)	0.09	(0.21)	(0.48)	(0.50)	(0.01)	0.01	(0.23)
Diluted earnings (loss) per common share from continuing operations before cumulative effect of accounting change available to common shareholders(9)(11)	0.04	(0.21)	(0.48)	(0.50)	(0.02)	(0.01)	(0.23)
Basic earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(9)(11)	0.27	(.08)	(0.41)	1.05	5.64	0.06	(0.23)
Diluted earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(9)(11)	0.21	(.08)	(0.41)	1.05	5.62	0.06	(0.23)
Basic earnings (loss) per common share available to common shareholders(9)(11)	0.27	(.08)	(0.41)	1.03	4.55	(1.11)	(0.23)
Diluted earnings (loss) per common share available to common shareholders(9)(11)	0.21	(.08)	(0.41)	1.03	4.54	(0.53)	(0.23)
Balance Sheet Data (end of period):
Working capital	$443,408	$381,046	$355,157	$1,380,936	$3,080,766	$1,347,776	$2,812,679
Total assets	4,161,873	5,151,160	5,646,290	6,527,068	15,663,113	7,990,358	16,220,043
Long-term obligations, net of current maturities	775,683	573,056	551,766	544,372	1,211,145	544,501	1,189,155
Minority interest	336,788	742,365	908,831	706,688	1,074,501	629,903	610,350
Shareholders' equity	2,571,405	2,769,729	3,439,871	3,945,501	7,931,463	5,274,245	8,735,625
Other Data:
Net cash provided by (used in):
Operating activities	$(91,660)	$77,760	$87,321	$298,335	$741,561	$13,586	$467,013
Investing activities	(1,179,346)	(468,318)	(408,016)	35,052	808,009	757,759	(778,343)
Financing activities	1,297,654	100,204	58,163	56,256	716,621	(21,737)	(102,150)
Discontinued operations	304,173	267,651	86,266	348,174	(178,288)	(18,451)	(72,461)
Effect of exchange rate changes	(1,501)	(123)	(2,687)	(3,663)	11,130	34	1,811
Cash dividends declared per common share	—	—	—	—	—	—	—

(1)
Net earnings available to common shareholders includes the operations of USA Cable and Studios USA since their acquisition by USA from Universal Studios, Inc., or Universal, on February 12, 1998 and the consolidated statement of operations data includes Citysearch since its acquisition by USA on September 28, 1998.

(2)
Net earnings available to common shareholders for the year ended December 31, 1998 include a pre-tax gain of $74.9 million related to USA's sale of its Baltimore television station during the first quarter of 1998 and a pre-tax gain of $109.0 million related to the purchase of Citysearch during the fourth quarter of 1998.

(3)
The consolidated statement of operations data include the operations of Hotels.com since its acquisition of control by USA on May 10, 1999 and net earnings available to common shareholders includes the results of October Films and the domestic film distribution and development businesses of Universal (which previously operated Polygram

  Filmed Entertainment), collectively referred to as USA Films, that USA acquired on May 28, 1999. USA Films was contributed to VUE on May 7, 2002. Net earnings for the year ended December 31, 1999 includes a pre-tax gain of $89.7 million related to the sale of securities.

(4)
Includes a pre-tax gain of $104.6 million by Styleclick, Inc. related to USA's exchange of its interest in Internet Shopping Network for 75% of Styleclick, Inc., a pre-tax gain of $3.7 million related to the Hotels.com initial public offering, and a pre-tax charge of $145.6 million related to impairment of Styleclick goodwill.

(5)
Net earnings available to common shareholders includes a gain of $517.8 million, net of tax, related to the sale of capital stock of certain USA Broadcasting subsidiaries and an after-tax expense of $9.2 million related to the cumulative effect of adoption as of January 1, 2001 of SOP 00-2, "Accounting by Producers or Distributors of Films."

(6)
In connection with USA's acquisition of a controlling interest in Expedia, Inc., USA issued approximately 13.1 million shares of Series A Redeemable Preferred Stock, or USA preferred stock, at $50 face value ($656 million aggregate value), with a 1.99% annual dividend rate and which is convertible at any time into USA common stock at an initial conversion price of $33.75. The conversion price will be adjusted downward pursuant to a specified formula if the average share price of USA common stock over a ten-day trading period prior to conversion exceeds $35.10. Holders of USA preferred stock may require USA to purchase their shares on the fifth, seventh, tenth and fifteenth anniversary of the closing on February 4, 2002. USA has the right to redeem the USA preferred stock commencing on the tenth anniversary of February 4, 2002. Any payment by USA with respect to the dividend or pursuant to any redemption requested by holders of USA preferred stock or by USA may be made in cash or USA common stock, or a combination of cash and USA common stock, at the option of USA.

(7)
Net earnings available to common shareholders includes a gain of $2.4 billion, net of tax, related to the contribution of the USA Entertainment Group to VUE and an after-tax expense of $461.4 million related to the cumulative effect of adoption as of January 1, 2002 of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." Also includes results of TV Travel Group and Interval since their acquisition by USA on May 1, 2002 and September 24, 2002, respectively.

(8)
Loss from continuing operations before cumulative effect of accounting change includes a charge related to USA's proportionate share of the 2002 results of VUE, which is recorded on a one-quarter lag due to delays in VUE's financial reporting. During the first quarter of 2003, USA received the audited financial statements of VUE for the year ended December 31, 2002, which disclosed that VUE had recorded an impairment charge for goodwill and intangible assets and other long-lived assets of $4.5 billion in the period May 7, 2002 to December 31, 2002 based on VUE management's review of the estimated fair value of VUE as of December 4, 2002. USA recorded its 5.44% proportionate share of this charge which amounted to approximately $245 million before a tax benefit of $96 million.

(9)
Earnings (loss) per common share data and shares outstanding retroactively reflect the impact of two-for-one stock splits of USA common stock and USA Class B common stock paid on February 24, 2000 and March 26, 1998. All share numbers give effect to these stock splits.

(10)
Net earnings available to common shareholders includes an after-tax expense of $461.4 million related to the cumulative effect of adoption as of January 1, 2002 of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets."

(11)
The following table adjusts USA's reported net earnings (loss) and basic and diluted net earnings (loss) per share to exclude amortization expense related to goodwill and other intangible assets with indefinite lives as if Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," was effective January 1, 1999: (table appears on next page)

	Year Ended December 31,
	1999	2000	2001
	(In thousands except per share data)
Earnings (loss) from continuing operations available to common shareholders
Reported loss from continuing operations available to common shareholders	$(69,212)	$(172,398)	$(186,799)
Add: goodwill amortization	71,859	166,705	134,077

Earnings (loss) from continuing operations—as adjusted	$2,647	$(5,693)	$(52,722)

Basic earnings (loss) per share from continuing operations available to common shareholders—as adjusted:
Reported basic loss per share	$(0.21)	$(0.48)	$(0.50)
Add: goodwill amortization	0.22	0.46	0.36

Adjusted basic earnings (loss) per share	$0.01	$(0.02)	$(0.14)

Diluted earnings (loss) per share from continuing operation available to common shareholders—as adjusted:
Reported diluted loss per share	$(0.21)	$(0.48)	$(0.50)
Add: goodwill amortization	0.22	0.46	0.36

Adjusted diluted earnings (loss) per share	$0.01	$(0.02)	$(0.14)

NET EARNINGS (LOSS) AVAILABLE TO COMMON SHAREHOLDERS
Net earnings (loss) available to common shareholders	$(27,631)	$(147,983)	$383,608
Add: goodwill amortization	104,704	206,151	176,413

Net earnings available to common shareholders—as adjusted	$77,073	$58,168	$560,021

Basic earnings (loss) per share—as adjusted:
Reported basic net earnings (loss) per share	$(0.08)	$(0.41)	$1.03
Add: goodwill amortization	0.32	0.57	0.47

Adjusted basic net earnings per share	$0.24	$0.16	$1.50

Diluted earnings (loss) per share:
Reported diluted net earnings (loss) per share	$(0.08)	$(0.41)	$1.03
Add: goodwill amortization	0.29	0.57	0.47

Adjusted diluted net earnings per share	$0.21	$0.16	$1.50

LendingTree Selected Historical Consolidated Financial Data

        The following table presents selected historical consolidated financial data for LendingTree for each of the years in the five-year period ended December 31, 2002, and for the three-month periods ended March 31, 2003 and 2002. We derived this data from LendingTree's audited and unaudited consolidated financial statements, and this data reflects the operations and financial position of LendingTree at the dates and for the periods indicated. The financial statements for each of the five years in the period ended December 31, 2002 for LendingTree have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial statements for the three-month periods ended March 31, 2003 and 2002 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

	Year Ended December 31,					Three-Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(In thousands, except per share data)
Statement of Operations Data:
Total revenue	$409	$6,964	$30,813	$64,019	$111,406	$21,268	$39,157
Income (loss) from operations	(6,475)	(25,250)	(66,103)	(27,790)	8,601	(719)	5,700
Net income (loss) from operations	(6,434)	(24,745)	(66,003)	(28,915)	8,901	(712)	5,757
Net income (loss) available to common shareholders	(6,458)	(27,561)	(68,464)	(31,827)	4,833	(2,841)	5,132
Basic earnings (loss) per common share available to common shareholders	(1.88)	(7.74)	(4.15)	(1.66)	0.23	(0.15)	0.23
Diluted earnings (loss) per common share available to common shareholders	(1.88)	(7.74)	(4.15)	(1.66)	0.20	(0.15)	0.18
Balance Sheet Data (end of period):
Working capital	2,666	26,474	7,936	1,958	28,149	4,184	35,234
Total assets	3,687	33,767	37,957	27,931	50,687	32,292	56,258
Capital lease obligations, net of current portions	—	—	848	291	311	180	427
Total liabilities(1)	751	6,030	14,261	17,254	17,351	20,619	16,727
Preferred stock	—	59,118	—	23,878	21,691	24,398	21,861
Shareholders' equity (deficit)	(1,695)	27,737	23,696	(13,201)	11,645	(12,725)	17,670
Other Data:
Net cash provided by (used in):
Operating activities	(5,663)	(21,191)	(64,172)	(14,881)	12,552	(3,919)	(1,438)
Investing activities	(231)	(28,132)	9,748	4,027	(4,282)	(433)	(778)
Financing activities	8,577	48,657	54,671	11,588	11,038	5,277	153
Cash dividends declared per common share	—	—	—	—	—	—	—

(1)
Total liabilities excludes Lending Tree's mandatorily redeemable convertible preferred stock for all periods presented, as such amounts are shown in the separate line "Preferred stock."

Selected Unaudited Pro Forma Combined Condensed Financial Information of USA

        The following selected unaudited pro forma combined condensed financial information as of and for the year ended December 31, 2002 (for income statement purposes) and as of and for the three month period ended March 31, 2003 is presented to show the results of operations and financial position of USA as if the following transactions had occurred as of the beginning of the period presented or as of the balance sheet date, as applicable: (1) USA's acquisition of a controlling interest in Expedia completed on February 4, 2002 (the Expedia transaction), (2) USA's contribution of the USA Entertainment Group to VUE completed on May 7, 2002 (the VUE transaction), (3) the transaction in which Liberty Media Corporation, or Liberty, exchanged its shares of Home Shopping Network, Inc., or Holdco, for 31.6 million shares of USA common stock and 1.6 million shares of USA Class B common stock on June 27, 2002 (the Holdco exchange), (4) the merger of Ticketmaster with a wholly owned subsidiary of USA completed on January 17, 2003 (the Ticketmaster merger), (5) the proposed merger of Expedia with a wholly owned subsidiary of USA (the Expedia merger), (6) the proposed merger of Hotels.com with a wholly owned subsidiary of USA (the Hotels merger) and (7) the LendingTree transaction.

        You should read this selected unaudited pro forma combined condensed financial information in conjunction with the selected historical and pro forma financial information included in this information statement/prospectus and the financial statements of USA and LendingTree and accompanying notes that are incorporated by reference into this proxy statement/prospectus. You should not rely on the unaudited pro forma financial information as an indication of the results of operations or financial position that would have been achieved if the transactions described above had taken place at the beginning of the periods presented for the statements of operations and as of March 31, 2003 for the balance sheet or of the results of operations or financial position of USA after the completion of the transactions.

	Pro Forma
	Year Ended December 31, 2002	Three Months Ended March 31, 2003
	(In thousands, except per share data)
Statement of Operations Data:
Net revenues	$4,768,117	$1,431,223
Operating income (loss)	(213,961)	34,612
Loss from continuing operations before preferred dividend	(121,644)	(123,727)
Loss per share from continuing operations:
Basic and diluted	$(0.19)	$(0.19)
Balance Sheet Data (end of period):
Working capital		$2,848,278
Total assets		21,165,937
Long-term obligations, including current portion		1,207,211
Minority interest		61,940
Common stock exchangeable for preferred interest		1,428,530
Shareholders' equity		14,076,522

Certain Historical and Pro Forma Per Share Data

Unaudited Comparative Per Share Data

        In the following table we present historical per share data for USA and LendingTree as of and for the three months ended March 31, 2003 and as of and for the year ended December 31, 2002, and combined pro forma per share data for USA and equivalent pro forma per share data for LendingTree as of and for the three months ended March 31, 2003 and as of and for the year ended December 31, 2002. The pro forma per share data, which we present for comparative purposes only, assumes that the Ticketmaster merger completed on January 17, 2003, the proposed Expedia merger, the proposed Hotels.com merger and the LendingTree transaction had each been completed at the beginning of each fiscal period presented for income statement purposes and for balance sheet purposes it assumes that the Expedia merger, Hotels.com merger and the LendingTree transaction had been completed on March 31, 2003. The unaudited pro forma per share data does not reflect any payment that may be required to be made in connection with the exercise of dissenters' rights by holders of Expedia common stock in connection with the Expedia merger. USA did not declare any cash dividends on its common stock during the periods presented.

        The unaudited comparative per share data does not purport to be, and you should not rely on it as, indicative of (1) the results of operations or financial position which would have been achieved if any of the foregoing transactions had been completed at the beginning of the period or as of the date indicated, or (2) the results of operations or financial position which may be achieved in the future.

        It is important that when you read this information, you read along with it the separate financial statements and accompanying notes of USA and LendingTree that we have incorporated by reference into this document. It is also important that you read the pro forma combined condensed financial information and accompanying notes that we have included in this proxy statement/prospectus beginning on page 86 under "Unaudited Pro Forma Combined Condensed Financial Statements of USA."

	USA Historical Per Share Data	Combined USA Pro Forma Per Share Data	LendingTree Historical Per Share Data	LendingTree Equivalent Pro Forma Per Share Data(1)
Book value per share:
March 31, 2003	$17.55	$21.55	$0.77	$13.36
December 31, 2002	$17.61	$21.72	$0.51	$13.47
Earnings (loss) per share from continuing operations, before dividend to preferred shareholders:
Basic for the three months ended March 31, 2003	$(0.22)	$(0.19)	$0.23	$(0.12)
Diluted for the three months ended March 31, 2003	$(0.22)	$(0.19)	$0.18	$(0.12)
Basic for the twelve months ended December 31, 2002	$0.02	$(0.19)	$0.23	$(0.12)
Diluted for the twelve months ended December 31, 2002	$0.00	$(0.19)	$0.20	$(0.12)
Cash dividends per common share:
March 31, 2003	—	—	—	—
December 31, 2002	—	—	—	—

(1)
We calculated the LendingTree equivalent pro forma per share data by multiplying the applicable combined USA pro forma per share data by 0.6199, the exchange ratio in the merger.

Comparative Per Share Market Price Information and Dividend Policy

        The following table sets forth the high and low sale prices for a share of USA common stock and for a share of LendingTree common stock, rounded to the nearest cent, for the periods indicated. The prices below are as quoted on the Nasdaq National Market, based on published financial sources. LendingTree preferred stock is not listed or quoted on any national exchange.

	USA Common Stock		LendingTree Common Stock
	High	Low	High	Low
2003
Second Quarter (through • , 2003)	•	•	•	[11.60]
First Quarter	29.09	20.73	15.75	9.00
2002
Fourth Quarter	29.80	15.31	15.85	10.37
Third Quarter	24.11	16.25	16.25	8.40
Second Quarter	33.53	19.55	15.99	10.75
First Quarter	33.22	25.41	13.50	5.45
2001
Fourth Quarter	27.84	17.45	6.10	3.00
Third Quarter	28.44	16.45	6.74	3.35
Second Quarter	28.20	20.16	7.39	2.81
First Quarter	24.94	17.69	4.41	1.88
2000
Fourth Quarter	22.38	16.19	5.25	1.78
Third Quarter	25.94	20.00	9.56	4.22
Second Quarter	24.00	16.88	14.88	4.75
First Quarter	28.47	19.13	21.00(1)	10.75(1)

  (1)
  Calculated beginning February 15, 2000.

        On May 2, 2003, the last trading day before we announced the merger, USA common stock closed at $34.96 per share and LendingTree common stock closed at $14.69 per share. On        •        , 2003, the last practicable trading day before the printing of this proxy statement/prospectus, USA common stock closed at $        •        per share and LendingTree common stock closed at $        •        per share. You may obtain more recent stock price quotes from most newspapers or other financial sources, and we encourage you to do so.

        USA has never paid any cash dividends on shares of USA common stock, and LendingTree has never paid any cash dividends on shares of LendingTree common stock. USA and LendingTree currently anticipate that they will retain all of their future earnings available for distribution to the holders of USA common stock and LendingTree common stock, respectively, for use in the expansion and operation of their respective businesses, and do not anticipate paying any cash dividends on shares of USA common stock or LendingTree common stock in the immediate future.

        The holders of LendingTree preferred stock are entitled to receive dividends on their shares equal to eight percent (8%) per annum of the stated value per share payable at LendingTree's option in cash on each quarterly dividend date or by an upward adjustment to the stated value per share on a quarterly dividend payment date. LendingTree's revolving credit agreement with GE Capital Commercial Services, or GE, prohibits LendingTree from paying cash dividends on LendingTree common stock or LendingTree preferred stock without the prior written consent of GE. LendingTree obtained the consent of GE to pay cash dividends on the Series A Preferred Stock and paid such dividends in cash for the quarterly periods ended June 30, 2002, September 30, 2002, December 31, 2002 and March 31, 2003. LendingTree also has obtained GE's consent for the payment of cash dividends for the quarterly period ending June 30, 2003. LendingTree has notified GE of its intention to permit the credit agreement to expire on July 13, 2003. While the merger is pending, the merger agreement requires LendingTree to make all required dividend payments on the LendingTree preferred stock in cash.

RISK FACTORS

        As a result of the merger, LendingTree's stockholders will be subject to the following new or increased risks related to USA's other businesses and/or the structure of the merger. In addition, as a result of the merger, USA's stockholders will be subject to the following new or increased risks related to LendingTree and/or the structure of the merger. In addition to the risks described below, the combined company will continue to be subject to the risks described in the documents that LendingTree and USA have filed with the SEC that are incorporated by reference into this proxy statement/prospectus. If any of the risks described below or in the documents incorporated by reference into this proxy statement/prospectus actually occur, the business, financial condition, results of operations or cash flows of the combined company could be materially adversely affected. The risks described below should be considered along with the other information included or incorporated by reference into this proxy statement/prospectus.

Risk Factors Relating to the Merger

  The number of shares of USA common stock that holders of LendingTree common stock and Lending Tree preferred stock will receive in the merger will be based upon a fixed exchange ratio. The value of the shares of USA common stock at the time LendingTree stockholders receive them could be less than the value of those shares today.

        In the merger, each share of LendingTree common stock will be exchanged for 0.6199 of a share of USA common stock, and each share of LendingTree preferred stock will be exchanged for a number of shares of USA common stock based on the same exchange ratio and the rate of conversion of LendingTree preferred stock to LendingTree common stock set forth in the certificate of designations of the LendingTree preferred stock. USA and LendingTree will not adjust the exchange ratio as a result of any change in the market price of USA common stock between the date of this proxy statement/prospectus and the date the LendingTree stockholders receive shares of USA common stock in exchange for shares of LendingTree common stock or LendingTree preferred stock. The market price of USA common stock will likely be different, and may be lower, on the date LendingTree stockholders receive shares of USA common stock from the market price of shares of USA common stock today as a result of changes in the business, operations or prospects of USA, market reactions to the proposed merger, general market and economic conditions and other factors. Because we will complete the merger only after LendingTree holds its special meeting of stockholders, the price of the USA common stock on the date of the special meeting of stockholders will not necessarily be indicative of the price of the USA common stock at the time we complete the merger. LendingTree stockholders are urged to obtain current market quotations for USA common stock and LendingTree common stock. See "Summary—Comparative Per Share Market Price Information and Dividend Policy."

  The trading price of USA common stock may be affected by factors different from or in addition to the factors affecting the trading price of LendingTree common stock or the price at which holders of LendingTree preferred stock may be able to sell their preferred shares.

        If the merger is completed, all holders of outstanding shares of LendingTree common stock and LendingTree preferred stock immediately prior to the merger will become holders of USA common stock. USA owns and operates in a number of lines of business. Accordingly, USA's results of operations and business, as well as the trading price of USA common stock, may be affected by factors different from or in addition to those affecting LendingTree's results of operations and business and the price of LendingTree common stock.

  Failure to complete the merger could negatively impact the price of LendingTree common stock or the price at which holders of LendingTree preferred stock may be able to sell those shares and LendingTree's future business and operations.

        If we do not complete the merger for any reason, LendingTree may be subject to a number of risks, including the following:

  •
  LendingTree may be obligated to pay USA a fee of $25 million if the merger agreement is terminated in certain circumstances;

  •
  the current market price of LendingTree common stock may reflect a market assumption that we will complete the merger, and a failure to complete the merger could result in a decline in the market price of the LendingTree common stock;

  •
  many costs related to the merger, such as legal, accounting, financial advisor and financial printing fees, must be paid regardless of whether we complete the merger; and

  •
  there may be substantial disruption to the businesses of LendingTree and a distraction of its management and employees from day-to-day operations.

Risk Factors Relating to USA

  USA depends on its key personnel.

        USA is dependent upon the continued contributions of its senior corporate management, particularly Barry Diller, the chairman and chief executive officer of USA, and certain key employees for its future success. Mr. Diller does not have an employment agreement with USA, although he has been granted options to purchase a substantial number of shares of USA common stock.

        If Mr. Diller no longer serves in his positions at USA, USA's business, as well as the market price of USA common stock, could be substantially adversely affected. USA cannot assure you that it will be able to retain the services of Mr. Diller or any other members of its senior management or key employees.

        USA is controlled by Mr. Diller and in his absence will be controlled by Liberty Media Corporation.

        Subject to the terms of an amended and restated stockholders agreement, dated as of December 16, 2001, among Universal Studios, Inc., or Universal, Liberty, Mr. Diller and Vivendi, Mr. Diller effectively controls the outcome of all matters submitted to a vote or for the consent of USA's stockholders (other than with respect to the election by the holders of USA common stock of 25% of the members of USA's board of directors (rounded up to the nearest whole number) and matters as to which a separate class vote of the holders of USA common stock or USA preferred stock is required under Delaware law).

        In addition, under an amended and restated governance agreement, dated as of December 16, 2001, among USA, Vivendi, Universal, Liberty and Mr. Diller, each of Mr. Diller and Liberty generally has the right to consent to limited matters in the event that USA's ratio of total debt to EBITDA, as defined in the governance agreement, equals or exceeds 4:1 over a continuous 12-month period. USA cannot assure you that Mr. Diller and Liberty will consent to any such matter at a time when USA is highly leveraged, in which case USA would not be able to engage in such transactions or take such actions.

        Upon Mr. Diller's permanent departure from USA, Liberty generally would be able to control USA through its ownership of shares of USA Class B common stock.

  USA's success depends on maintaining the integrity of its systems and infrastructure.

        A fundamental requirement for online commerce and communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. USA's current security measures may not be adequate and, if any compromise of USA's security were to occur, it could have a detrimental effect on USA's reputation and adversely affect its ability to attract customers. As USA's operations continue to grow in both size and scope, USA will need to improve and upgrade its systems and infrastructure. This may require USA to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase.

        USA relies on its own affiliates' and third-party computer systems and service providers to facilitate and process a portion of its transactions. Any interruptions, outages or delays in these services, or a deterioration in their performance, could impair USA's ability to process transactions for its customers and the quality of service USA can offer to them. It is unlikely that USA could make up for the level of orders lost in these circumstances by increased phone orders.

  System interruption and the lack of integration and redundancy in USA's information systems may affect USA's business.

        USA's subsidiaries rely on computer and other systems in order to provide their services to customers. At times, USA subsidiaries may experience occasional system interruptions that make some or all systems unavailable or prevent the subsidiaries from efficiently fulfilling orders or providing services to third parties. To prevent system interruptions, USA and its subsidiaries continually add additional software and hardware and upgrade systems and network infrastructure to accommodate both increased traffic on websites and increased sales volume. Computer and communications systems of USA and its subsidiaries could be damaged or interrupted by fire, flood, power loss, telecommunications failure, break-ins, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions. Any of these events could cause system interruption, delays and loss of critical data, and could prevent USA subsidiaries from providing services to third parties. While USA and its subsidiaries do have backup systems for certain aspects of operations, the systems are not fully redundant and disaster recovery planning may not be sufficient for all eventualities. In addition, USA and its subsidiaries may have inadequate insurance coverage or insurance limits to compensate for losses from a major interruption. If any of this were to occur, it could damage the reputation of USA and its subsidiaries and be expensive to remedy.

  Declines or disruptions in the industries in which USA operates, such as those caused by terrorism, war or general economic downturns, could harm USA's businesses. In addition, negative financial performance of companies in which USA is the majority stockholder can have a negative effect on USA's stock price.

        USA's businesses in general are sensitive to trends or events that are outside of USA's control. For example, adverse trends or events, such as general economic downturns, decreases in consumer spending, work stoppages and political instability, may reduce the popularity and frequency of the events to which USA sells tickets, reduce travel and may affect call center and other operations in areas where these trends or events occur. The occurrence of any of these adverse trends or events could significantly impact USA's businesses, results of operations or financial condition. In addition, USA's stock price may be adversely affected by negative reports of the results of operations or declines in the stock price of companies in which USA is a major stockholder, regardless of the effect these negative reports or stock price declines may have on USA's business, financial condition, results of operations or cash flow.

  Travel is highly sensitive to traveler safety concerns, and thus declines after acts of terrorism that impact the perceived safety of travelers, could significantly impact USA's businesses, results of operations or financial condition.

        In the aftermath of the terrorist attacks of September 11, 2001, the travel industry experienced a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations by airlines due, in part, to new security directives adopted by the Federal Aviation Administration. USA cannot predict the future scope and effects of these changes, which could significantly impact USA's long-term results of operations or financial condition.

  USA may experience operational and financial risks in connection with its acquisitions. In addition, some of the businesses USA acquires may incur significant losses from operations or experience impairment of carrying value.

        USA's future growth may be a function, in part, of acquisitions. To the extent that USA grows through acquisitions, it will face the operational and financial risks commonly encountered with that type of a strategy. USA would also face operational risks, such as failing to assimilate the operations and personnel of the acquired businesses, disrupting its ongoing business, dissipating its limited management resources and impairing its relationships with employees and customers of acquired businesses as a result of changes in ownership and management. Some of USA's acquisitions may not be successful and their performances may result in the impairment of their carrying value.

  Changing laws and regulations, and legal uncertainties, regarding the Internet may impair USA's growth and harm its businesses.

        A number of proposed laws and regulations regarding the Internet, including with respect to consumer privacy, have been proposed or considered that could impact USA's businesses. USA cannot predict whether any of these types of laws or regulations will be enacted or amended and what effect, if any, such laws or regulations would have on its businesses, financial condition or results of operations. In addition, the application of various sales, use and other tax provisions under state and local law to USA's historical and new products and services sold via the Internet, television and telephone is subject to interpretation by the applicable taxing authorities. USA believes it is compliant with these tax provisions, but there can be no assurances that taxing authorities will not take a contrary position or that such positions will not have a material adverse effect on USA's businesses, financial condition and results of operations.

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus and the SEC filings that are incorporated by reference into this proxy statement/prospectus contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For those statements, both USA and LendingTree claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to USA's and LendingTree's anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "should," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks" or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of each company's senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on the merger and/or on each company's respective businesses, financial condition or results of operations. In addition, you should consider the other information contained in or incorporated by reference into USA's and LendingTree's filings with the SEC, including each company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis section, each company's most recent Quarterly Report on Form 10-Q and each company's Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on USA's and LendingTree's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this proxy statement/prospectus may not occur. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this proxy statement/prospectus.

        You should understand that the following important factors, in addition to those we discuss elsewhere in this document and in the documents incorporated into this proxy statement/prospectus by reference, could affect USA's and LendingTree's future results and could cause those results to differ materially from those expressed in the forward-looking statements:

  •
  the risk that USA's and LendingTree's businesses will not be integrated successfully;

  •
  material adverse changes in economic conditions generally or in USA's and LendingTree's markets or industries;

  •
  future regulatory and legislative actions and conditions affecting USA's and LendingTree's operating areas;

  •
  competition from other companies;

  •
  product demand and market acceptance;

  •
  the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;

  •
  the ability to maintain the integrity of USA's and LendingTree's systems and infrastructure;

  •
  the ability to expand into and successfully operate in foreign markets;

  •
  obtaining and retaining key executives and skilled employees;

  •
  acts of terrorism;

  •
  war or political instability; and

  •
  other risks and uncertainties as may be detailed from time to time in USA's, LendingTree's and/or USA's public subsidiaries' public announcements and filings with the SEC.

        Neither USA nor LendingTree is under any obligation, and neither USA nor LendingTree intends, to make publicly available any update or other revisions to any of the forward-looking statements contained in this proxy statement/prospectus to reflect circumstances existing after the date of this proxy statement/prospectus or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

THE LENDINGTREE SPECIAL MEETING

        This proxy statement/prospectus is furnished to LendingTree stockholders in connection with the solicitation of proxies by LendingTree's board of directors from the holders of LendingTree common stock and LendingTree preferred stock for use at the special meeting of LendingTree stockholders. This proxy statement/prospectus is also furnished to LendingTree stockholders as a prospectus of USA in connection with the issuance by USA of shares of USA common stock to LendingTree stockholders in connection with the merger.

        We are first furnishing this proxy statement/prospectus to LendingTree's stockholders on or about        •        , 2003.

Time and Place; Purposes

        LendingTree will hold the special meeting on    •    ,    •    , 2003 at 9:00 a.m., local time, at LendingTree's principal executive office located at 11115 Rushmore Drive, Charlotte, North Carolina 28277. At the special meeting (and any adjournment or postponement of the meeting), LendingTree common stockholders and LendingTree preferred stockholders will be asked to consider and vote upon a proposal to approve the charter amendment and a proposal to approve the merger agreement.

Record Date

        The board of directors of LendingTree has fixed the close of business on        •        , 2003 as the record date for the determination of the holders of LendingTree common stock and LendingTree preferred stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of LendingTree common stock and LendingTree preferred stock on the record date are entitled to vote at the special meeting. On the record date, there were         •        shares of LendingTree common stock outstanding held by approximately         •        holders of record and        •        shares of LendingTree preferred stock outstanding held by        •        holders of record. Any shares of LendingTree preferred stock outstanding on the record date for the LendingTree special meeting that a holder converts into shares of LendingTree common stock after the record date will not be entitled to be voted at the special meeting.

Recommendation of the LendingTree Board of Directors

        The board of directors of LendingTree unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the charter amendment, and unanimously recommends that stockholders vote at the special meeting "FOR" approval of the charter amendment and "FOR" approval of the merger agreement.

Quorum; Votes Required for Approval

        The presence, in person or by proxy, of the holders of a majority of the votes eligible to be cast by the holders of LendingTree common stock and LendingTree preferred stock, voting together as a single class with the LendingTree preferred stock voting on an as-converted basis, is necessary to constitute a quorum at the special meeting, and a majority of the votes eligible to be cast by the LendingTree preferred stockholders as a class is necessary to constitute a quorum for the separate vote by the holders of preferred stock as a class on the proposed charter amendment. At the special meeting:

  •
  (1) the shares of LendingTree common stock and LendingTree preferred stock voting together as a single class, with each share of LendingTree common stock having one vote and each share of LendingTree preferred stock having approximately  •  votes, and (2) the shares of LendingTree preferred stock voting as a separate class, with each share of LendingTree preferred stock having one vote, will vote on the proposal to approve the charter amendment,

  •
  if the charter amendment is approved, LendingTree will effect the charter amendment by filing a certificate of amendment to LendingTree's certificate of incorporation with the Delaware Secretary of State before taking the vote on the proposal to approve the merger agreement, and

  •
  the shares of LendingTree common stock and LendingTree preferred stock voting together as a single class, with each share of LendingTree common stock having one vote and each share of LendingTree preferred stock having approximately  •  votes, will then vote on the proposal to approve the merger agreement.

        Approval of the charter amendment requires the affirmative vote of (1) a majority of the total voting power of the outstanding shares of LendingTree common stock and LendingTree preferred stock entitled to vote, voting as a single class, with each share of LendingTree common stock having one vote and each share of LendingTree preferred stock voting on an as-converted basis, and (2) holders of at least 68.5% of the shares of LendingTree preferred stock entitled to vote. In addition, because approval of the charter amendment is a condition to the completion of the merger, the failure of the stockholders to approve the charter amendment will have the effect of preventing the completion of the merger. Approval of the merger agreement requires the affirmative vote of a majority of the total voting power of the outstanding shares of LendingTree common stock and LendingTree preferred stock entitled to vote, voting as a single class, with each share of LendingTree common stock having one vote and each share of LendingTree preferred stock voting on an as-converted basis.

        USA has entered into voting agreements with certain of LendingTree's principal stockholders who held, in the aggregate, shares representing approximately [31.2]% of the total voting power of the outstanding LendingTree common stock and LendingTree preferred stock entitled to vote at the special meeting, and approximately [71.8]% of the voting power of the outstanding LendingTree preferred stock entitled to vote at the special meeting. Under the voting agreements, each of these stockholders has given USA his, her or its irrevocable proxy to vote the LendingTree common shares and LendingTree preferred shares held by the stockholder in favor of the approval of the merger agreement and the charter amendment at the special meeting (or any adjournment or postponement). Because these shares represent approximately [71.8]% of the shares of LendingTree preferred stock entitled to vote at the special meeting, approval of the proposed charter amendment in the separate class vote by the holders of the LendingTree preferred stock is assured.

Voting; Revocation of Proxies

        You may cause your LendingTree shares to be voted by returning the enclosed proxy card(s) by mail or voting in person at the special meeting. Please note that LendingTree is providing separate proxy cards for holders of LendingTree common stock and LendingTree preferred stock and that any stockholder who holds both LendingTree common stock and LendingTree preferred stock should receive two different proxy cards, both of which the stockholder will need to complete, sign and return to have all shares of LendingTree common stock and LendingTree preferred stock held by such holder represented by proxy at the special meeting. The proxies will vote all shares of LendingTree common stock and LendingTree preferred stock represented by properly executed proxy cards received before or at the special meeting, unless revoked, in accordance with the instructions indicated on those proxy cards. If you do not indicate instructions for a proposal on a properly executed and delivered proxy, the proxies will vote the shares covered by the proxy "FOR" the proposal. We urge you to mark your proxy card(s) to indicate how to vote your shares.

        Abstentions may be specified on either proposal. LendingTree will count a properly executed proxy marked "ABSTAIN" with respect to either proposal as present for purposes of determining whether there is a quorum. Because approval of the proposal to approve the merger agreement at the special meeting requires the affirmative vote of a majority of the combined voting power of the outstanding shares of LendingTree common stock and LendingTree preferred stock entitled to vote, whether or not voted, a proxy marked "ABSTAIN" with respect to that proposal will have the effect of a vote against the proposal. Similarly, because approval of the proposal to approve the charter amendment at the special meeting requires the affirmative vote of both (1) a specified percentage of the outstanding shares of LendingTree preferred stock entitled to vote and (2) a specified percentage of the combined voting power of the outstanding shares of LendingTree common stock and LendingTree preferred stock entitled to vote, whether or not voted, a proxy marked "ABSTAIN" with respect to the proposal to approve the charter amendment will have the effect of a vote against the proposal to approve the charter amendment. In addition, the failure of a LendingTree stockholder to return a proxy and to vote in person at the special meeting will have the effect of a vote against both proposals.

        If your shares are held in the name of a bank, broker or a nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares or when granting or revoking a proxy. Absent specific instructions from you, your broker is not permitted to vote your shares. A "broker non-vote" occurs when a bank, broker or nominee does not vote on a proposal because it does not have discretionary voting power for that proposal and it has not received instructions from the beneficial owner on how to vote on that proposal. LendingTree will count broker non-votes as present and represented at the special meeting for purposes of determining a quorum, but the bank, broker or nominee will not vote those shares on any proposal submitted to stockholders. As a result, a broker non-vote on either the proposal to approve the charter amendment or the merger agreement will have the same effect as a vote against the proposal.

        If you are a holder of record, you may revoke your proxy at any time before it is voted by:

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  written notice to the Secretary of LendingTree at 11115 Rushmore Drive, Charlotte, North Carolina 28277 that you wish to revoke your proxy;

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  timely submission of a subsequently dated proxy card; or

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  appearing in person and voting at the special meeting.

        Your attendance at the special meeting will not by itself revoke your proxy.

        LendingTree is not aware of any business to be acted on at the special meeting, except as described in this proxy statement/prospectus. If any other matters are properly presented at the special meeting, or any adjournment of the special meeting, the persons appointed as proxies or their substitutes will have discretion to vote or act on the matter according to their best judgment and applicable law.

Stockholder Proposals

        LendingTree's bylaws limit the business that may be transacted at a special meeting of stockholders to matters relating to the purposes of the meeting stated in the notice of the meeting. Accordingly, stockholders may not submit other proposals for consideration at the special meeting.

        LendingTree will hold an annual meeting of its stockholders in 2004 only if the merger is not completed. If LendingTree holds an annual meeting and a stockholder wants the board of directors to consider including such stockholder's proposal in LendingTree's proxy statement and form of proxy for that meeting, LendingTree must receive the stockholder proposal at LendingTree's principal executive offices no later than November 17, 2003. In order for a stockholder proposal to be considered for submission at next year's annual meeting, in accordance with the advance notice requirement of LendingTree's bylaws, LendingTree must receive such proposal at its executive offices no later than January 25, 2004. If LendingTree receives notice of a stockholder proposal after this date, the proposal will be considered untimely and the persons named in the proxy statement and the form of proxy for the 2004 annual meeting of stockholders will have discretionary authority to vote on such proposal without discussion of the matter in the proxy statement and without such proposal appearing as a separate item on the proxy card. However, if next year's annual meeting is called for a date that is not within 30 days before or after April 23, 2004, a proposal will be considered untimely if not received by the close of business on the 10th day following the date on which notice of the date of the annual meeting is mailed to stockholders or is publicly announced, whichever is earlier.

Persons Making the Solicitation

        The proxies of the stockholders of LendingTree are being solicited by LendingTree's board of directors. LendingTree will pay its own costs of soliciting proxies and will share equally with USA the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. LendingTree will also request banks, brokers and other nominees of shares of LendingTree's common stock beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will, upon request, reimburse the holders for their reasonable expenses in so doing. In addition to this solicitation by mail, officers and regular employees of LendingTree may solicit proxies in person or by mail, telephone, facsimile or other means of electronic transmission. We will not pay any additional compensation to directors, officers or employees for such solicitation efforts.

        LendingTree has retained Innisfree M&A Incorporated to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in the solicitation of proxies from LendingTree stockholders. The fee for such firm's service is estimated not to exceed $10,000 plus reimbursement for reasonable out-of-pocket costs and expenses.

        LendingTree stockholders should not send in any stock certificates with their proxy cards. LendingTree common stockholders and LendingTree preferred stockholders will receive a transmittal letter with instructions for the surrender of their LendingTree stock certificates as soon as practicable after completion of the merger.

Voting Securities and Principal Holders Thereof

        Information regarding the security ownership of LendingTree's directors and executive officers and persons known to LendingTree to own more than 5% of the outstanding LendingTree common stock or the outstanding LendingTree preferred stock is incorporated in this proxy statement/prospectus by reference to LendingTree's Annual Report on Form 10-K for the year ended December 31, 2002, which in turn incorporates the information under the heading "Security Ownership of Certain Beneficial Owners and Management" contained in LendingTree's proxy statement for its 2003 annual meeting of stockholders filed with the SEC on March 14, 2003.

Voting Agreements

        At the time we entered into the merger agreement, USA entered into voting agreements with each of the following parties: Douglas R. Lebda, Tara G. Lebda and the Douglas R. Lebda Grantor Annuity Trust, a North Carolina trust; Specialty Finance Partners, a Bermuda general partnership, and Capital Z Management, LLC, a Delaware limited liability company; and Fidelity National Title Company, a California corporation, Chicago Title Insurance Company, a Missouri corporation, Chicago Title Insurance Company of Oregon, an Oregon corporation, and Fidelity National Title Insurance Company, a California corporation. Together, the shares subject to these voting agreements represent as of the record date approximately [71.8]% of LendingTree's outstanding preferred stock and approximately [31.2]% of the combined total voting power of LendingTree's outstanding common stock and preferred stock, voting together as a single class with the LendingTree preferred stock voting on an as-converted basis.

        Pursuant to these voting agreements, each stockholder of LendingTree who is a party to a voting agreement has agreed to be present in person or by proxy and vote (or cause to be voted), and has granted to USA an irrevocable proxy to vote, all of the LendingTree common stock and LendingTree preferred stock beneficially owned by that stockholder, together with any shares of LendingTree common stock, LendingTree preferred stock or other LendingTree voting securities acquired after the date of the voting agreement in favor of approval of the merger agreement and the transactions contemplated by the merger agreement, as well as in favor of the proposal to approve the charter amendment, including, in the case of the LendingTree preferred stock, voting both as a separate class and together with the LendingTree common stock as a single class. The LendingTree stockholders who are parties to these voting agreements have also agreed to vote their shares against any unsolicited bona fide written offer or proposal to acquire more than 25% of the business, properties or assets of LendingTree and its subsidiaries, or capital stock of LendingTree or its subsidiaries representing more than 15% of the total voting power of all of such entity's voting securities. The LendingTree stockholders who are parties to these voting agreements have also agreed to vote against any action or agreement that would impair the ability of LendingTree to consummate the merger or that would otherwise prevent or delay the merger and related transactions, and have pledged not to enter into any other arrangements with respect to disposition of their LendingTree shares. Each of these voting agreements will terminate automatically upon a termination of the merger agreement in accordance with its terms (see "The Merger Agreement—Termination of the Merger Agreement; Effects of Termination"), and will also be deemed satisfied in full and terminated upon the completion of the merger.

THE CHARTER AMENDMENT

        At the LendingTree special meeting, LendingTree stockholders will consider and vote upon a proposal to amend the certificate of designations of the LendingTree preferred stock forming a part of LendingTree's certificate of incorporation. Appendix A to this proxy statement/prospectus contains the form of charter amendment upon which LendingTree's stockholders will vote. The following description of certain terms of the certificate of designations of the LendingTree preferred stock does not purport to be complete and is qualified in its entirety by reference to the certificate of designations of the LendingTree preferred stock, which forms a part of the certificate of incorporation of LendingTree. See "Where You Can Find More Information."

        The certificate of designations of the LendingTree preferred stock that is part of the certificate of incorporation of LendingTree currently provides that in connection with a merger of LendingTree with any other entity, at the option of each holder of shares of LendingTree preferred stock:

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  the merger will be treated as a liquidation event in which the holder will receive, upon completion of the merger, an amount equal to the greater of (1) the liquidation preference of such LendingTree preferred shares (equal to $[4.04] per share of preferred stock as of the date of this proxy statement/prospectus) or (2) the consideration that would have been payable in the merger had such LendingTree preferred shares been converted into shares of LendingTree common stock immediately before the merger;

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  the conversion price of the LendingTree preferred shares will be adjusted so that upon completion of the merger (1) the holder will have the right to convert its shares of LendingTree preferred stock, on the terms and conditions specified in the LendingTree preferred stock certificate of designations, into the consideration that the holder would have been entitled to receive in the merger had the LendingTree preferred shares been converted into shares of LendingTree common stock immediately before the merger, and (2) appropriate provisions will be made so that the terms and conditions of the LendingTree preferred stock certificate of designations are applicable as nearly as practicable in relation to any securities or assets delivered upon the conversion of the LendingTree preferred stock; or

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  to the extent not treated under either of the above options, at the holder's election, the shares of LendingTree preferred stock will be repurchased by LendingTree or the surviving corporation following the merger for an amount in cash equal to the then-current liquidation preference of the shares of such LendingTree preferred stock.

        The proposed charter amendment provides for the treatment of the LendingTree preferred stock in the merger as described under "The Merger Agreement—Treatment of Securities in the Merger," and eliminates a separate class vote by the holders of LendingTree preferred stock on the merger agreement. The effectiveness of the charter amendment by the filing by LendingTree of a certificate of amendment to LendingTree's certificate of incorporation with the Delaware Secretary of State is a condition to USA's and LendingTree's obligations to complete the merger.

THE MERGER

        This section of the proxy statement/prospectus describes certain aspects of the merger agreement and the proposed merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix B to this proxy statement/prospectus and is incorporated herein by reference. We urge you to read the merger agreement carefully in its entirety.

Background to the Merger

        Founded in 1996, LendingTree became a public company in February 2000, when the company sold approximately 21% of its common equity in an initial public offering. Certain private investors in LendingTree, including Specialty Finance Partners (an affiliate of Capital Z Partners), remained significant stockholders in LendingTree subsequent to the initial public offering, as did the company's founder and chief executive officer, Douglas R. Lebda.

        From time to time beginning in the summer of 2002, members of management of USA and LendingTree spoke informally regarding their companies and opportunities in their particular lines of business. In late December 2002, members of USA's senior management met with members of LendingTree's senior management at LendingTree's corporate headquarters in Charlotte, North Carolina to explore generally the potential merits of the two companies engaging in business transactions with each other.

        In early February 2003, LendingTree's chief executive officer and members of USA senior management met in New York City. At the meeting, USA's representatives expressed USA's interest in pursuing a possible business combination transaction with LendingTree at a valuation for LendingTree's equity of approximately $500 to $600 million. USA's representatives indicated that the consideration in any such transaction could consist of either shares of USA common stock or a combination of shares of USA common stock and contingent value rights that would potentially entitle the holders to receive additional consideration following the closing depending upon the trading price of USA's common stock at a future date. Following this meeting, LendingTree engaged Merrill Lynch to assist it in the discussions with USA as well as to assist in evaluating LendingTree's alternatives. Merrill Lynch was familiar with LendingTree's business and operations because it had been the lead underwriter for LendingTree's initial public offering in February 2000 and had also provided LendingTree with other financial advisory services from time to time in the past.

        Following USA's initial expression of interest in pursuing a business combination transaction, representatives of LendingTree contacted certain third parties that it believed would be interested in pursuing an acquisition transaction or other strategic transaction to assess their current interest in a transaction.

        At a meeting of LendingTree's board of directors on February 12, 2003, LendingTree's chief executive officer advised the board of the status of the discussions with USA. At this meeting, representatives of Merrill Lynch provided the board of directors with preliminary information regarding potential valuation ranges for LendingTree as well as information regarding USA and its various lines of business. The board of directors also reviewed with LendingTree senior management and Merrill Lynch other potential acquirers as well as the status of recent discussions with certain third parties that had previously expressed an interest in a possible acquisition of LendingTree.

        During mid and late February 2003, LendingTree's senior management reviewed and updated LendingTree's long-term plan. During this period, LendingTree's board of directors reviewed the plan and LendingTree's long-term prospects with senior management and further discussed with Merrill Lynch potential valuation ranges for LendingTree as well as a variety of information and analyses relating to USA and its various lines of business.

        In early March 2003, LendingTree preliminarily concluded that a transaction with USA presented a potentially attractive opportunity that LendingTree should further explore. Representatives of

LendingTree informed USA that LendingTree was prepared to enter into more formal discussions with USA regarding a possible transaction involving the two companies. On March 4, 2003, USA and LendingTree entered into a non-disclosure and standstill agreement.

        On March 5, 2003, LendingTree senior management participated with representatives of Merrill Lynch in presenting an overview of LendingTree's business to members of USA's management at USA's corporate headquarters in New York, New York. On March 11, 2003, representatives of Merrill Lynch discussed with representatives of USA their analyses and views regarding the valuation of LendingTree.

        Also during early March 2003, LendingTree's senior management continued to review with the board of directors LendingTree's long-range plan and the related assumptions, as well as the risks in those analyses.

        Beginning on March 7, 2003, members of USA management discussed potential transaction structures and valuation ranges with LendingTree's chief executive officer and representatives of Merrill Lynch. On March 11, 2003, LendingTree's board of directors met to discuss the status of discussions with USA and other third parties. At this meeting, Merrill Lynch discussed its analyses with the board regarding an appropriate valuation range for LendingTree, and the board discussed LendingTree's long-range plan with senior management and Merrill Lynch.

        On March 13, 2003, USA delivered to LendingTree and Merrill Lynch two preliminary alternative proposals to acquire all of the outstanding capital stock of Lending Tree, one of which was for a fixed number of shares of USA common stock and the other of which was for a combination of a fixed number of shares of USA common stock and contingent value rights that would entitle the holder to additional consideration if USA's common stock was not trading at or above a specified price 18 months following the closing. The proposed contingent value right was structured to provide total consideration in exchange for all outstanding equity interests in LendingTree, measured on the 18-month anniversary of the closing, of approximately $600 million so long as USA's common stock were to be trading in a specified range at such time. That same evening, representatives of LendingTree informed USA that the board of directors of LendingTree had reviewed USA's proposals and had found both proposals inadequate.

        LendingTree's senior management and representatives of Merrill Lynch also had discussions with certain third parties during the first half of March regarding their interest in a possible strategic transaction with LendingTree. One of the companies that Merrill Lynch had contacted entered into a non-disclosure and standstill agreement with LendingTree. These discussions ultimately resulted in one party tentatively proposing a transaction with a valuation of LendingTree that was less than the implied valuation of the early March USA proposal. Another third party indicated that, while it was not presently interested in a transaction, it might be interested in pursuing a transaction in the future.

        Between March 14 and April 16, 2003, USA's management had a number of further discussions with LendingTree's chief executive officer and representatives of Merrill Lynch regarding possible alternative transaction structures and terms, which generally involved a combination of shares of USA common stock and contingent value rights. These discussions resulted in the delivery to Lending Tree on April 16, 2003 of a revised proposal by USA to acquire all of the outstanding capital stock of LendingTree for a combination of shares of USA common stock and contingent value rights. The proposed contingent value right had an 18-month maturity and was structured to provide total consideration in exchange for all outstanding equity interests in LendingTree, measured on the 18-month anniversary of the closing, of approximately $629.4 million so long as USA's common stock were to be trading in the range of $20.00 to $37.02 at such time.

        LendingTree's board of directors met on April 16, 2003 to discuss USA's revised proposal as well as the status of USA's recently announced transactions involving Expedia and Hotels.com. Because of the improved valuation reflected in USA's revised proposal, representatives of Merrill Lynch informed USA that LendingTree's board of directors was willing to continue to discuss a potential transaction with USA and to proceed toward definitive transaction documents generally on the basis of USA's revised proposal.

        On April 19, 2003, LendingTree engaged Allen & Company as a second financial advisor to assist it in evaluating a possible business combination with USA and entered into a formal engagement letter to that effect on April 28, 2003. The LendingTree board decided to engage Allen & Company because Allen & Company had in the past provided financial advisory services to LendingTree, and the board believed Allen & Company's particular familiarity with USA would aid the LendingTree board in its evaluation of USA's businesses and the value of any merger consideration payable in USA securities. In deciding to engage Allen & Company, LendingTree's board of directors was aware of and considered Allen & Company's existing relationships with USA. See "—Opinion of LendingTree's Financial Advisors—Opinion of Allen & Company LLC."

        On April 22, 2003, USA's outside legal counsel delivered a draft merger agreement to LendingTree and its outside legal counsel. On April 23 and 24, 2003, USA management, together with USA's outside legal and financial advisors, continued their due diligence investigation of LendingTree in Charlotte, North Carolina. Also in late April 2003, USA retained J.P. Morgan Securities as its financial advisor.

        On April 23, 2003, following LendingTree's annual meeting of stockholders, LendingTree's board of directors met to discuss further the terms of USA's proposal and LendingTree's long-term business plan. In addition, on that date, LendingTree's board met with its outside legal counsel to discuss USA's latest proposal, including the economic terms and proposed structure of the transaction, the proposed treatment of the LendingTree preferred stock in the transaction and considerations relating to the contingent value rights. At that meeting, LendingTree's chief executive officer informed the other members of the board that he had received a preliminary proposal from USA regarding a management incentive plan for LendingTree officers that USA would implement following the consummation of the transaction, as well as the preliminary terms of employment agreements to be entered into between USA and senior executives of LendingTree effective upon closing of the transaction.

        Members of USA's senior management met with and made presentations to the board of directors of LendingTree on April 25, 2003 at USA's corporate headquarters in New York, New York. In addition, LendingTree and its legal and financial advisors continued their financial and legal due diligence investigation of USA.

        On April 25, 2003, LendingTree's chief executive officer and a member of LendingTree's board contacted a representative of Fidelity National Financial, a significant LendingTree stockholder, and informed him generally about the potential transaction with USA and that USA would require Fidelity to enter into a voting agreement. That same day, Fidelity executed a confidentiality agreement with LendingTree so that Fidelity could receive more information about the potential transaction. Shortly thereafter, representatives of USA contacted Fidelity to discuss the importance to USA of the requested voting agreement.

        On April 26, 2003, USA's outside legal counsel delivered to LendingTree and its legal counsel a draft form of the voting agreement to be entered into between USA and certain principal stockholders of LendingTree, which USA had indicated was a condition to USA's willingness to proceed with the proposed transaction.

        On April 27, 2003, LendingTree's board of directors met with its outside legal counsel and financial advisors to discuss Allen & Company's views regarding an appropriate valuation range for LendingTree, as well as to discuss USA and its businesses. The board of directors also received reports on the status of the various transaction documents at this meeting.

        From April 26, 2003 until the announcement of the transaction on May 5, 2003, negotiations continued between USA and LendingTree and their respective advisors regarding the terms of the proposed transaction, the merger agreement and related transaction agreements, including the proposed amendment of the certificate of designations of LendingTree's preferred stock. Two non-employee members of LendingTree's board of directors were actively involved in these discussions and negotiations. During this period, USA and LendingTree agreed to change the form of merger consideration from a combination of USA common stock and contingent value rights to a fixed number of shares of USA common stock, with the consideration for the LendingTree common stock based on a fixed exchange ratio and the consideration for the LendingTree preferred stock based on the same exchange ratio applied to the number of LendingTree common shares that the holder would have received had it converted the preferred shares into common shares immediately before the merger. In evaluating this change in the form of the merger consideration, the LendingTree board of directors considered the advantages and risks associated with each type of consideration relative to fluctuations in USA's stock price, and the tax consequences and complexity of each form of consideration, and determined that the greater upside potential, tax-free nature and simplicity of the stock-only consideration made it more favorable for LendingTree's stockholders.

        Also during this period from April 26 until May 5, 2003, the parties continued their due diligence investigations and negotiations continued among the parties and their advisors regarding the terms of the voting agreements between USA and certain principal stockholders of LendingTree. In addition, during this period, members of LendingTree's board from time to time conferred among themselves and with LendingTree's legal and financial advisors to discuss the terms of the proposed transaction and to provide guidance to LendingTree's legal and financial advisors regarding the matters being negotiated.

        Late in the week of April 28, 2003, after USA and LendingTree had made significant progress on the terms of the proposed transaction, LendingTree's chief executive officer began to negotiate the terms of the post-transaction management incentive arrangements, including the terms of the new employment agreements and a Restricted Share Grant and Shareholders' Agreement to be entered into by certain members of LendingTree senior management, each to be effective upon the closing of the proposed merger. Representatives of one of LendingTree's outside legal advisors participated in these management compensation negotiations, and the LendingTree board of directors received periodic updates on the status of the discussions. During this period, representatives of USA and representatives of the stockholders that entered into voting agreements continued to discuss and negotiate the terms of the voting agreements.

        On May 1, 2003, the USA board of directors met and, after hearing presentations from USA management and USA's legal advisors, approved the proposed transaction in principle, delegating final approval of the definitive transaction terms and agreements to the executive committee of the board.

        During the afternoon of May 4, 2003, LendingTree's board of directors met to consider the proposed transaction. At the meeting, LendingTree's management and its legal and financial advisors made presentations to the board concerning the proposed merger and the terms and conditions of the merger agreement, as well as the terms of the contemplated amendment to certificate of designations of the LendingTree preferred stock, including the treatment of the LendingTree preferred stock in the transaction, the proposed voting agreements between USA and certain principal stockholders of the company and the proposed terms of new employment agreements and equity arrangements to be entered into by USA with certain members of LendingTree's senior management. Merrill Lynch and Allen & Company each delivered an oral opinion to the LendingTree board of directors as to the fairness of the exchange ratio under the merger agreement. The LendingTree board of directors discussed the matters presented by management and by the company's legal and financial advisors, including the factors discussed under "—LendingTree's Reasons for the Merger." After discussion, the LendingTree board of directors unanimously approved the draft merger agreement and other transaction agreements, the charter amendment and other related matters, subject to finalization by LendingTree's management and its legal advisors.

        Also during the afternoon of May 4, 2003, the executive committee of USA's board of directors convened to consider the proposed transaction. At the meeting, USA's management and legal and financial advisors made presentations to the USA executive committee concerning the proposed merger and the terms and conditions of the merger agreement, including the proposed charter amendment, as well as the terms of the voting agreements to be entered into between USA and certain principal stockholders of LendingTree and the new employment agreements and Restricted Share Grant and Shareholders' Agreement to be entered into with certain members of LendingTree senior management. After discussion, the USA executive committee unanimously approved the merger agreement and related transaction agreements, subject to finalization by USA's management and its legal advisors.

        On the evening of May 4, 2003, representatives of LendingTree's and USA's management and legal advisors completed the definitive merger agreement and related transaction agreements. During this same evening, the voting agreements to be entered into between USA and certain principal stockholders of LendingTree were also finalized.

        The LendingTree board of directors reconvened on the morning of May 5, 2003 prior to the opening of the market to receive a final update on the definitive transaction agreements as well as the oral opinions of LendingTree's financial advisors, which were subsequently confirmed in writing, to the effect that, as of that date, and based on the considerations in their respective opinions, the exchange ratio pursuant to the proposed merger agreement was fair from a financial point of view to the holders of LendingTree common stock and LendingTree preferred stock. Following further discussion, the board of directors of LendingTree unanimously reconfirmed its approval of the merger agreement and the charter amendment, authorized the execution of the merger agreement with USA and directed that the merger agreement and the charter amendment be submitted to the stockholders of LendingTree along with the LendingTree board of directors' unanimous recommendation that the LendingTree stockholders vote to approve the merger agreement and the charter amendment.

        Following the meeting of LendingTree's board of directors on May 5, 2003, LendingTree and Wachovia Bank N.A. executed an amendment to LendingTree's stockholder rights agreement. Thereafter, LendingTree and USA executed the merger agreement. In addition, Mr. Lebda and Mr. Reddin entered into the new employment agreements and the Restricted Share Grant and Shareholders' Agreement with USA and its merger subsidiary, and Mr. Lebda, Specialty Finance Partners and Fidelity, as well as certain of their affiliates, entered into voting agreements with USA. Thereafter, USA and LendingTree issued a joint press release announcing the transaction and held a joint press conference later that morning.

Recommendation of the LendingTree Board of Directors

        On May 5, 2003, LendingTree's board of directors unanimously:

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  determined that the terms and provisions of the merger agreement were fair to, and in the best interests of, LendingTree and its common and preferred stockholders;

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  approved the merger agreement;

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  approved the charter amendment; and

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  directed that the merger agreement and the charter amendment be submitted to LendingTree's stockholders for their consideration and approval.

        The board of directors of LendingTree unanimously recommends that stockholders vote at the special meeting "FOR" approval of the charter amendment and "FOR" approval of the merger agreement.

LendingTree's Reasons for the Merger

        In reaching its decision to approve the charter amendment and the merger agreement and recommend that LendingTree's stockholders vote to approve the charter amendment and the merger agreement, LendingTree's board of directors consulted with its financial advisors and legal counsel, as well as with LendingTree's management, and carefully considered a number of factors and potential benefits, including the following:

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  the financial terms and structure of the merger, including the relationship of the exchange ratio of 0.6199 of a share of USA common stock for each share of LendingTree common stock to recent and historical market prices of LendingTree common stock as well as its relationship to the recent and historical ratio of the LendingTree common stock market price to the USA common stock market price. In this respect, the board of directors noted that based on the closing price of USA common stock on May 2, 2003, the last trading day prior to announcement of the merger agreement, the value of the merger consideration per share of LendingTree common stock equaled $21.67, which implied a premium of:

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  47.5% over the closing price of LendingTree common stock on May 2, 2003;

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  72.5% over the average closing prices of LendingTree common stock during the 30 day period ending on May 2, 2003; and

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  85.9% over the average closing prices of LendingTree common stock during the 60 day period ending on May 2, 2003;

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  current and historical market prices of LendingTree common stock relative to other industry participants and general market and sector indices;

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  USA's business diversification relative to LendingTree, and the fact that USA common stock has a larger public float and trading volume and is more liquid than LendingTree common stock;

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  the financial condition, results of operations, earnings and businesses of LendingTree and USA and current industry, economic, political and market conditions;

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  the presentations and opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the board of directors that, as of May 5, 2003, and subject to and based upon the assumptions and other considerations set forth in its opinion, the exchange ratio of 0.6199 pursuant to the merger agreement is fair from a financial point of view to the holders of LendingTree common stock and LendingTree preferred stock;

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  the presentations and opinion of Allen & Company to the board of directors that, as of May 5, 2003, and subject to and based upon the assumptions and other considerations set forth in its opinion, the exchange ratio of 0.6199 pursuant to the merger agreement is fair, from a financial point of view, to the holders of LendingTree common stock and LendingTree preferred stock;

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  the efforts of Merrill Lynch and LendingTree's management to maintain active dialogues with other entities that might have considered a business combination transaction with LendingTree, the results of those discussions and the likelihood of receiving a superior proposal;

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  the trading history of LendingTree common stock and USA common stock, and the business and investment community reputation of Mr. Diller;

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  the fact that the receipt of USA common stock by the holders of LendingTree common stock and LendingTree preferred stock in the merger is expected to be tax-free to such holders for U.S. federal income tax purposes, except in respect of cash received instead of a fractional share of USA common stock, and that the merger is expected to be tax-free for U.S. federal income tax purposes to USA and LendingTree;

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  the complementary businesses of USA and LendingTree, the potential prospects and businesses of the combined company following the merger and the ability of LendingTree common stockholders and LendingTree preferred stockholders to continue to participate in any growth of the businesses conducted by USA and LendingTree after the merger;

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  the terms of the merger agreement, including that the merger agreement permits:

  •
  LendingTree, prior to the receipt of stockholder approval of the charter amendment and the merger agreement, to provide information and enter into negotiations with a third party if LendingTree receives a bona fide written unsolicited proposal from a third party if the board determines in good faith that (1) the proposal would reasonably be expected to result in a transaction that is more favorable to LendingTree's stockholders than the USA merger, and (2) the failure by the board to take such action would constitute a breach of the fiduciary duties of the board;

  •
  the board of directors to withdraw its recommendation to the LendingTree stockholders to approve the merger agreement if it determines that continuing to make such recommendation would cause the members of the board of directors to breach their fiduciary duties; and

  •
  LendingTree, prior to the receipt of LendingTree stockholder approval of the charter amendment and the merger agreement, to terminate the merger agreement to accept a proposal for an acquisition transaction that would result in a transaction more favorable to LendingTree's stockholders than the USA merger if it has negotiated with USA (if USA so requests) without having obtained terms from USA at least as favorable as the competing proposal, if the board of directors resolves that the failure to accept such proposal would constitute a breach of its fiduciary duties and if LendingTree pays USA a termination fee of $25 million;

  •
  the judgment, advice and analyses of LendingTree's management with respect to the potential strategic, financial and operational benefits of the merger, including management's favorable recommendation of the merger;

  •
  the terms of the merger agreement and related agreements, including price and structure, which were considered by both LendingTree's board of directors and LendingTree's management to provide a fair and equitable basis for the merger;

  •
  the rights and interests of the holders of LendingTree preferred stock and that, even though USA's proposed merger structure would require the preferred stock to be treated as if it had been converted into LendingTree common stock immediately before the effective time of the merger, such holders would receive merger consideration valued significantly higher than the liquidation preference of the LendingTree preferred stock;

  •
  whether the transaction with USA offered greater value to LendingTree's common stockholders and preferred stockholders than other alternatives available to LendingTree, including LendingTree continuing as an independent company; and

  •
  the review of, and discussions with, the board of directors' legal and financial advisors and LendingTree's senior management regarding certain business, financial, legal and accounting aspects of the merger, and the results of legal and financial due diligence.

        LendingTree's board of directors also considered and, as appropriate, balanced against the potential benefits of the merger a number of neutral and potentially negative factors, including the following:

  •
  the possibility that the merger might not be completed because a condition to closing might not be satisfied;

  •
  the significant costs, such as legal, accounting, financial advisor and financial printing fees, that will be incurred in seeking to consummate the merger;

  •
  the restrictions on LendingTree's businesses prior to the closing or termination of the merger agreement and the potential time frame that the company might be subject to those restrictions;

  •
  the risk of diverting management and employee resources from other strategic opportunities and operational matters for an extended period of time;

  •
  the terms of the voting agreements between USA and certain of LendingTree's principal stockholders (as of the date of the merger agreement holding approximately 70.0% of LendingTree's outstanding preferred stock and approximately 31.5% of the combined total voting power of LendingTree's outstanding common stock and preferred stock, voting together as a single class with the LendingTree preferred stock voting on an as-converted basis) under which each of these stockholders has agreed to vote the shares of LendingTree common stock and LendingTree preferred stock held by such holder in favor of the approval of the merger agreement and the charter amendment at the LendingTree special meeting of stockholders;

  •
  the possibility that, notwithstanding the provisions of the merger agreement allowing LendingTree, under certain circumstances, to furnish information to and conduct discussions with a third party and terminate the merger agreement in connection with a superior proposal for a business combination or acquisition of the company, the termination fee payable upon such a termination might discourage other parties who might otherwise have an interest in a business combination with, or an acquisition of, LendingTree;

  •
  the circumstances under which LendingTree would have to pay the termination fee and the financial impact on LendingTree if it had to pay the termination fee;

  •
  the possibility that the common stockholders and preferred stockholders of LendingTree will not receive the full benefit of any future growth in the value of their equity that LendingTree may have achieved as an independent public company, and the possibility that USA will not perform as well in the future as LendingTree might have performed as a public company without consummating the merger;

  •
  the impact of the merger on LendingTree's employees;

  •
  that the value of the merger consideration is determined by a fixed exchange ratio, and the possibility that the market value of USA common stock might decrease, resulting in less aggregate value being paid to LendingTree's stockholders;

  •
  the interests of certain executive officers and directors of LendingTree with respect to the merger, described under "Interests of Certain Persons in the Merger," in addition to their interests as stockholders of LendingTree generally; and

  •
  other matters described under "Risk Factors."

        After detailed consideration of these factors, the LendingTree board of directors determined that the merger was fair to, and in the best interests of, LendingTree and its stockholders.

        The above discussion of the information and factors considered by the LendingTree board of directors is not intended to be exhaustive but includes the material factors considered by the LendingTree board of directors. In view of the variety of factors and the amount of information considered, LendingTree's board of directors did not quantify, rank or otherwise did not find it practicable to assign relative weights to the specific factors it considered in reaching its decision. The determination was made after consideration of all the factors, both positive and negative, taken as a whole. In addition, individual members of the LendingTree board of directors may have given different weights to different factors.

Opinions of LendingTree's Financial Advisors

  Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

        LendingTree retained Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, to act as one of its financial advisors in connection with the proposed merger. As part of the engagement, LendingTree requested that Merrill Lynch deliver an opinion as to whether the exchange ratio in the proposed merger was fair from a financial point of view to the holders of the LendingTree common stock and LendingTree preferred stock. At the meeting of the LendingTree board of directors on May 4, 2003, Merrill Lynch made a presentation of certain financial analyses of the merger, as summarized below. At a meeting of the LendingTree board of directors held on May 5, 2003, Merrill Lynch rendered its oral opinion to the LendingTree board of directors (subsequently confirmed in writing) that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the exchange ratio in the proposed merger was fair from a financial point of view to the holders of the LendingTree common stock and LendingTree preferred stock.

        The full text of the opinion of Merrill Lynch, dated May 5, 2003, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Merrill Lynch in rendering its opinion, is attached as Appendix C to this document and is incorporated into this document by reference. The summary of the Merrill Lynch fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Holders of LendingTree common stock and LendingTree preferred stock are urged to read the entire opinion carefully. The Merrill Lynch opinion was prepared for, and is addressed to, LendingTree's board of directors and is directed to the fairness, from a financial point of view, of the exchange ratio in the proposed merger. The Merrill Lynch opinion does not constitute a recommendation to any holder of LendingTree common stock or LendingTree preferred stock as to how any such stockholder should vote with respect to the proposed merger or any other matter.

        In connection with rendering its opinion, Merrill Lynch, among other things:

  •
  reviewed certain publicly available business and financial information relating to LendingTree and USA that Merrill Lynch deemed to be relevant;

  •
  reviewed certain information, including financial forecasts, relating to the businesses, earnings, cash flow, assets, liabilities and prospects of LendingTree and USA, furnished to Merrill Lynch by LendingTree and USA, respectively;

  •
  conducted discussions with members of the senior management of LendingTree and USA concerning the matters described in the preceding two bullet points, as well as their respective businesses and prospects before and after giving effect to the proposed merger;

  •
  reviewed the historical market prices and valuation multiples for LendingTree common stock and USA common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  •
  reviewed the results of operations of LendingTree and USA;

  •
  compared the proposed financial terms of the proposed merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

  •
  participated in certain discussions and negotiations among representatives of LendingTree and USA and their financial and legal advisors with respect to the proposed merger;

  •
  reviewed a draft of the merger agreement and one draft form of the voting agreement, each dated May 3, 2003; and

  •
  reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

        In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of LendingTree or USA, nor was Merrill Lynch furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of LendingTree or USA. With respect to the financial and operating information, including, without limitation, financial forecasts, valuations of contingencies and future economic conditions furnished to or discussed with Merrill Lynch by LendingTree or USA, Merrill Lynch assumed that all this information had been reasonably prepared and reflected the best currently available estimates and judgments of the senior management of LendingTree or USA as to the future financial and operating performance of LendingTree or USA, as the case may be. Merrill Lynch further assumed that the proposed merger would generally qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch also assumed that the final form of the merger agreement and voting agreements would be substantially similar to the last drafts that it reviewed.

        Merrill Lynch's opinion was necessarily based upon market, economic and other conditions as they existed on, and on the information made available to Merrill Lynch as of, the date of its opinion. Merrill Lynch assumed that, in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the proposed merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of LendingTree or USA or on the contemplated benefits of the proposed merger.

        The Merrill Lynch opinion does not address the merits of the underlying decision by LendingTree to engage in the proposed merger and Merrill Lynch does not express any opinion as to the prices at which the shares of LendingTree common stock or USA common stock will trade following the announcement or consummation of the proposed merger. In addition, LendingTree's board of directors did not ask Merrill Lynch to address, and its opinion did not address, (1) the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of LendingTree, other than the holders of the LendingTree common stock and LendingTree preferred stock or (2) the fairness of any other terms or provisions applicable to the LendingTree preferred stock, whether before or after giving effect to the proposed charter amendment. For purposes of its opinion, Merrill Lynch assumed that all shares of LendingTree preferred stock would be converted immediately prior to the effective time of the merger into LendingTree common stock at the conversion rate provided by LendingTree to Merrill Lynch, as set forth in the certificate of designations for the LendingTree preferred stock.

  May 4, 2003 Presentation by Merrill Lynch

        At the May 4, 2003 meeting of the LendingTree board of directors, and in connection with preparing its opinion for the board, Merrill Lynch made a presentation of certain financial analyses of the proposed merger.

        The following is a summary of the material analyses contained in the presentation that was delivered to LendingTree's board of directors. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

  Exchange Ratio Analysis

        Merrill Lynch compared an assumed purchase price of $21.67 per share of LendingTree common stock to (1) the closing price of LendingTree common stock on May 2, 2003, the last trading day prior to the announcement of the proposed transaction, and (2) the average closing prices of LendingTree common stock during the 30 and 60 day periods ending on May 2, 2003. The assumed purchase price of $21.67 is based upon an exchange ratio of 0.6199 (the exchange ratio in the proposed transaction) and USA's closing stock price of $34.96 on May 2, 2003. Merrill Lynch also calculated the per-share price implied by the exchange ratio as a multiple of LendingTree's estimated earnings per share (which Merrill Lynch refers to as EPS), and estimated per-share earnings before interest, taxes, depreciation and amortization (which Merrill Lynch refers to as EBITDA).

USA share price		32.00		33.00		34.00		34.96(1)		36.00		37.00		38.00
Aggregate USA shares to be issued		21.0		21.0		21.0		21.0		21.0		21.0		21.0
Aggregate consideration value		$672.0		$693.0		$714.0		$734.2		$756.0		$777.0		$798.0
LendingTree common stock equivalents(2)		33.874		33.874		33.874		33.874		33.874		33.874		33.874
Exchange ratio		0.6199		0.6199		0.6199		0.6199		0.6199		0.6199		0.6199
Implied per-share value of LendingTree common stock		$19.84		$20.46		$21.08		$21.67		$22.32		$22.94		$23.56
Market premiums:
LendingTree closing price (05/02/2003)	$14.69	35.0%		39.3%		43.5%		47.5%		51.9%		56.1%		60.4%
30 day LendingTree average (05/02/2003)	$12.56	57.9%		62.9%		67.8%		72.6%		77.7%		82.6%		87.6%
60 day LendingTree average (05/02/2003)	$11.66	70.1%		75.5%		80.8%		85.9%		91.4%		96.7%		102.0%
Multiples of:
2003E EPS(3)	$0.42	47.2	x	48.7	x	50.2	x	51.6	x	53.1	x	54.6	x	56.1	x
2004E EPS(3)	$0.56	35.4	x	36.5	x	37.6	x	38.7	x	39.9	x	41.0	x	42.1	x
2003E EBITDA(3)	$0.86	23.1	x	23.8	x	24.5	x	25.2	x	26.0	x	26.7	x	27.4	x
2004E EBITDA(3)	$1.03	19.3	x	19.9	x	20.5	x	21.0	x	21.7	x	22.3	x	22.9	x

(in millions, except per share data)

(1)
Closing price on May 2, 2003, the last trading date before public announcement of the proposed transaction.

(2)
Number of shares of LendingTree common stock estimated to be outstanding at time that the proposed merger is completed, as provided to Merrill Lynch by LendingTree senior management, calculated on a fully-diluted basis assuming a USA share price of $34.96 for net treasury purposes.

(3)
LendingTree's senior management provided Merrill Lynch with estimates of its year 2003 and year 2004 earnings per share and EBITDA per share. See "Certain LendingTree Financial Projections."

          Merrill Lynch also reviewed the historical closing prices of LendingTree common stock and USA common stock for the twelve-month period ending on May 2, 2003. Using this data, Merrill Lynch calculated the historical exchange ratio, by dividing the closing prices of LendingTree common stock by the closing prices of USA common stock during that twelve-month period, yielding an implied exchange ratio assuming no premium was paid on the LendingTree common stock. The average implied exchange ratio over this period was 0.5322. Merrill Lynch also calculated the implied exchange ratio as of May 2, 2003, which was 0.4202, based on the relative closing prices of LendingTree common stock and USA common stock on that date.

  Premium Analysis

        Merrill Lynch calculated the premium represented by a purchase price of $21.67 per share of LendingTree common stock, relative to the historical prices of LendingTree common stock, as summarized in the following table:

Implied Premium to Historical LendingTree Stock Prices Assuming a Purchase Price of $21.67(1)

Date	LendingTree common stock price	Implied premium of purchase price to LendingTree common stock price
LendingTree closing price (5/2/03)	$14.69	47.52%
30 day average	12.56	72.53
60 day average	11.66	85.85
180 day average	12.83	68.90
52 week high	16.25	33.35
52 week low	8.40	157.98

(1)
Assumed purchase price of $21.67 is based upon an exchange ratio of 0.6199 (the exchange ratio in the proposed transaction) and USA's closing stock price of $34.96 on May 2, 2003.

        Merrill Lynch then compared the implied premium represented by the exchange ratio with the premiums paid in other acquisitions in general, and in Internet-only acquisitions in particular, in each case, based on transactions announced from the beginning of the second quarter of 2000 through Friday, May 2, 2003. Merrill Lynch reviewed the average of those premiums relative to closing prices of acquired entities (1) one day prior to public announcement of the transaction, (2) one week prior to public announcement and (3) four weeks prior to public announcement. Merrill Lynch reviewed that data both on a per-quarter basis as well as an average over the entire period presented. Merrill Lynch then compared those averages with the implied premium represented by the exchange ratio. Below is a summary presentation of those comparisons, with the averages calculated over the entire period.

All M&A acquisitions—premium to closing stock price of acquired entity relative to the periods presented*

	Closing price one day prior to public announcement	Closing price one week prior to public announcement	Closing price four weeks prior to public announcement
Average(1)	29.11%	31.97%	35.22%
Proposed transaction	47.52	58.06	75.47

(1)
Average of data from the second quarter of 2000 through May 2, 2003.

*
Source of data: Securities Data Corporation

Internet-only acquisitions—premium to closing stock price of acquired entity relative to the periods presented*

	Closing price one day prior to public announcement	Closing price one week prior to public announcement	Closing price four weeks prior to public announcement
Average(1)	13.53%	13.99%	13.48%
Proposed transaction	47.52	58.06	75.47

(1)
Average of data from the second quarter of 2000 through May 2, 2003.

*
Source of data: Securities Data Corporation

  Comparable Public Company Analysis

        Using publicly available information, Merrill Lynch compared selected historical trading and projected operating and financial data of LendingTree with corresponding data for selected publicly traded companies that Merrill Lynch deemed to be relevant. These companies are:

	Internet		Financial Processing
•	Microsoft	•	First Data Corp.
•	AOL Time Warner	•	Fiserv
•	eBay	•	Total System Services
•	USA	•	Fair Isaac
•	Yahoo! Inc.
• • • • •	Amazon.com Expedia Hotels.com Overture Services Priceline.com	• • • • •	Online Financial Services Intuit Checkfree Netbank LendingTree E-Loan
Online Brokerage
		•	Charles Schwab
		•	Ameritrade Holding
		•	E*Trade Group Inc.

        Merrill Lynch used publicly available financial information and publicly available equity research to determine for each comparable company, among other matters, (1) enterprise value relative to year 2003 and year 2004 estimated EBITDA, and (2) stock prices relative to year 2003 and year 2004 estimated earnings per share. For the purposes of this analysis, Merrill Lynch used the closing prices per share of common stock on May 2, 2003 as the applicable closing stock price for each comparable company and for LendingTree and USA. Merrill Lynch calculated the enterprise value of each comparable company and of LendingTree and USA as the fully diluted market value of common stock as of May 2, 2003 plus long-term debt (including short-term maturities of long-term debt), minority interest and preferred stock, less cash and cash equivalents (treating marketable securities as cash equivalents). LendingTree's senior management provided Merrill Lynch with estimates of its year 2003 and year 2004 earnings per share and EBITDA.

	Internet market comparables(2)				LendingTree implied value per share
	Mean		Median		Mean	Median
Enterprise value/2003E EBITDA(1)	28.0	x	35.0	x	$24.07	$30.12
Enterprise value/2004E EBITDA(1)	22.1		26.9		22.79	27.68
Price/2003E EPS(3)	59.7		64.1		25.09	26.94
Price/2004E EPS(3)	40.6		44.7		22.71	25.05
	Online financial services market comparables				LendingTree implied value per share
	Mean		Median		Mean	Median
Enterprise value/2003E EBITDA(1)	16.4	x	16.9	x	$14.11	$14.50
Enterprise value/2004E EBITDA(1)	13.3		13.0		13.75	13.35
Price/2003E EPS(3)	23.7		28.7		9.94	12.06
Price/2004E EPS(3)	20.2		23.7		11.29	13.27
	Online brokerage market comparables				LendingTree implied value per share
	Mean		Median		Mean	Median
Enterprise value/2003E EBITDA(1)	7.9	x	7.9	x	$6.77	$6.77
Enterprise value/2004E EBITDA(1)	NM		NM		NM	NM
Price/2003E EPS(3)	22.7		24.7		9.55	10.37
Price/2004E EPS(3)	15.7		14.3		8.79	8.01
	Financial processing market comparables				LendingTree implied value per share
	Mean		Median		Mean	Median
Enterprise value/2003E EBITDA(1)	NA		NA		NA	NA
Enterprise value/2004E EBITDA(1)	NA		NA		NA	NA
Price/2003E EPS(3)	22.3	x	21.9	x	$9.36	$9.18
Price/2004E EPS(3)	19.1		18.4		10.71	10.33

NA=not applicable[nc_el]NM=not meaningful

(1)
LendingTree's senior management provided Merrill Lynch with estimates of its year 2003 and year 2004 EBITDA. See "Certain LendingTree Financial Projections." The estimates of year 2003 EBITDA and year 2004 EBITDA for all comparable companies was obtained from Merrill Lynch research (if available) or otherwise from estimates of research analysts at other firms.

(2)
Excludes Microsoft, AOL Time Warner, Hotels.com and Expedia.

(3)
LendingTree's senior management provided Merrill Lynch with estimates of its year 2003 and year 2004 earnings per share. See "Certain LendingTree Financial Projections." The consensus estimates of First Call as of May 2, 2003 was the source for EPS data for all comparable companies.

        Merrill Lynch applied each of the multiples for the comparable companies to comparable data for LendingTree. Using the resulting mean and median values, Merrill Lynch calculated a range of implied per-share values of LendingTree common stock as of May 2, 2003.

        No comparable company identified above is identical to LendingTree. A complete analysis involves considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using comparable public company data.

  Precedent Acquisitions Analysis

        Merrill Lynch reviewed publicly available information supplied by Securities Data Corporation for acquisition transactions that were announced between May 1, 2001 and May 1, 2003 with an equity value at the time of announcement of $250 million to $1.25 billion, where the target was a U.S. Internet company.

        For these acquisition transactions, Merrill Lynch used financial information available from Securities Data Corporation to determine, for each of the acquired businesses, the target's equity value, as proposed to be paid in such acquisition transaction at the time it was announced, (1) as a multiple of the target's net sales for the twelve months preceding the announcement of the acquisition, (2) as a multiple of the target's earnings before interest and taxes (which Merrill Lynch refers to as EBIT) for the twelve months preceding the announcement of the acquisition and (3) as a multiple of the target's net income for the twelve months preceding the announcement of the acquisition. These multiples were available for some, but not all, of these acquisition transactions. Below is a list of transactions that, according to Securities Data Corporation, met the specified criteria and for which any of the data described in this paragraph was available:

Acquirer / Target
•	USA	/	Hotels.com
•	Fidelio Acquisition Co LLC	/	InterTrust Technologies Corp.
•	USA	/	Ticketmaster
•	Sabre Holdings Corp.	/	Travelocity.com Inc. (Sabre Hlg)
•	SmartForce PLC	/	Centra Software Inc.
•	IDT Corp.	/	IDT Corp.
•	Yahoo! Inc.	/	HotJobs.com Ltd.
•	Toronto-Dominion Bank	/	TD Waterhouse Group Inc.
•	GlobeSpan Inc.	/	Virata Corp.
•	SBC Communications Inc.	/	Prodigy Communications Corp.
•	E*Trade Group Inc.	/	E*Trade Group Inc.
•	TMP Worldwide Inc.	/	HotJobs.com Ltd.
•	E*Trade Group Inc.	/	Web Street Inc.
•	Vivendi Universal, S.A.	/	MP3.COM Inc.
•	Cable & Wireless PLC	/	Digital Island Inc.
•	Dimension Data Holdings PLC	/	Proxicom Inc.

        Merrill Lynch applied each of the multiples for the precedent acquisition transactions to comparable data for LendingTree and, using the resulting high, mean, median and low values, calculated a range of the implied per-share value of LendingTree common stock as of May 2, 2003.

										Implied per-share value of LendingTree common stock
	Comparable transactions(1)
									Lending Tree(2)
	High		Mean		Median		Low			High	Mean	Medium	Low
Equity value/
LTM net sales	38.3	x	5.3	x	3.5	x	0.8	x	$3.33	$127.50	$17.75	$11.69	$2.53
LTM EBIT	89.0		41.7		34.0		2.1		0.46	40.70	19.07	15.54	0.96
LTM net income	126.0		79.7		71.5		49.7		0.34	43.37	27.43	24.63	17.11

LTM=last twelve months

(1)
Transactions between May 1, 2001 and May 1, 2003 with an equity value of $250 million to $1.25 billion where target was a U.S. Internet company, as reported by Securities Data Corporation.

(2)
These figures are based upon LendingTree's publicly disclosed financial results for the one-year period ended on March 31, 2003, as adjusted to reflect the assumption that there were 32.8 million shares of LendingTree common stock outstanding during such period.

        No selected acquisition transaction identified above is identical to the proposed merger. A complete analysis involves considerations and judgments concerning differences in the selected acquisition transactions and other factors that could affect the premiums paid in such comparable transactions to which the proposed merger is being compared; mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected acquisition transaction data.

  Implied Present Value Per Share Analysis

        Merrill Lynch performed an analysis of the implied per-share present value of LendingTree common stock based on LendingTree management's per-share EBITDA and U.S. generally accepted accounting principles earnings financial estimates for the years 2003 through 2007. Merrill Lynch calculated a range of discounted values per share of LendingTree common stock by applying different multiples to LendingTree's estimated per-share earnings and EBITDA in each respective period. In conducting this analysis, Merrill Lynch used a discount rate of 20%. The discount rate utilized in this analysis was based upon Merrill Lynch's estimate of the equity cost of capital of LendingTree after taking into account the five-year "betas" of the entities listed under "—Comparable Public Company Analysis" above. The "beta" is the covariance of a stock in relation to the rest of the stock market and is often used as a measure of a stock's relative volatility. The purpose of estimating present value per share was not to attempt to predict prices at which LendingTree common stock would trade. Rather, the analysis was one of many performed by Merrill Lynch in connection with preparing its opinion.

  Discounted Cash Flow Analysis of LendingTree

        Merrill Lynch performed a discounted cash flow analysis of LendingTree as a stand-alone entity based on LendingTree management's U.S. generally accepted accounting principles earnings-per-share financial estimates for the years 2003 through 2007. Merrill Lynch calculated a range of equity values per share of LendingTree common stock based upon the sum of the present value of LendingTree's projected stream of after-tax free cash flows through 2007, plus the present value of LendingTree's terminal value based on a range of multiples of its projected year 2007 estimated net income. In conducting this analysis, Merrill Lynch used discount rates ranging from 15% to 25%, and terminal value multiples of year 2007 estimated net income ranging from 10x to 20x. The discount rates utilized in this analysis were based upon Merrill Lynch's estimate of the equity cost of capital of LendingTree after taking into account the five-year betas of the entities listed under "—Comparable Public Company Analysis" above.

General Matters

        In connection with the review of the proposed merger by the LendingTree board of directors, Merrill Lynch performed a variety of financial and comparable analyses for purposes of rendering its opinion. The above summary of these analyses does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Merrill Lynch believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of their analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Merrill Lynch with respect to the actual value of LendingTree, USA or the combined entity.

        In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Merrill Lynch, LendingTree or USA. Any estimates contained in the analyses of Merrill Lynch are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Merrill Lynch of the fairness of the exchange ratio, from a financial point of view, to the holders of LendingTree common stock and LendingTree preferred stock, and were prepared in connection with the delivery by Merrill Lynch of its opinion to the LendingTree board of directors. The analyses do not purport to be appraisals or to reflect the prices at which the shares of LendingTree common stock or USA common stock will trade following the announcement or consummation of the proposed merger.

        The exchange ratio and other terms of the proposed merger were determined through arms' length negotiations between LendingTree and USA and were approved by LendingTree's board of directors. Merrill Lynch provided advice to LendingTree's board of directors during such negotiations. However, Merrill Lynch did not recommend any specific exchange ratio or other form of consideration to LendingTree's board of directors or that any specific exchange ratio or other form of consideration constituted the only appropriate consideration for the proposed merger. The opinion of Merrill Lynch was one of many factors taken into consideration by LendingTree's board of directors in making its determination to approve the proposed merger. The analyses of Merrill Lynch summarized above should not be viewed as determinative of the opinion of the LendingTree's board of directors with respect to the value of LendingTree, USA or the combined entity or of whether the LendingTree's board of directors would have been willing to agree to a different exchange ratio or other forms of consideration.

        The LendingTree board of directors selected Merrill Lynch as its financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the proposed merger and because Merrill Lynch is familiar with LendingTree and its business. As part of its investment banking and financial advisory business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        Merrill Lynch provides a full range of financial advisory and securities services. In the past, Merrill Lynch has provided financial advisory and other financing services to LendingTree. Merrill Lynch has received fees for those services and also may provide such services to LendingTree or USA in the future for which it would expect to receive fees. In the ordinary course of its business, Merrill Lynch may actively trade LendingTree or USA securities for its own account or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

        Under the terms of a separate letter agreement, dated May 2, 2003, LendingTree engaged Merrill Lynch as financial advisor in connection with the proposed merger and requested that Merrill Lynch render an opinion as to the fairness from a financial point of view of the exchange ratio to the holders of the LendingTree common stock and the LendingTree preferred stock. Pursuant to its letter agreement with Merrill Lynch, LendingTree agreed to pay Merrill Lynch a customary fee upon consummation of the proposed merger. Under the letter agreement, LendingTree also agreed to reimburse Merrill Lynch for its reasonable expenses incurred in connection with the engagement and to indemnify Merrill Lynch and related parties for certain liabilities arising out of its engagement.

  Opinion of Allen & Company LLC

        The board of directors of LendingTree also received a written fairness opinion, dated May 5, 2003, from Allen & Company LLC to the effect that the exchange ratio in the proposed merger is fair from a financial point of view to the holders of LendingTree common stock and LendingTree preferred stock.

        The full text of the Allen & Company fairness opinion, which sets forth the assumptions made, general procedures followed, matters considered and methods employed by Allen & Company in arriving at its opinion is attached as Appendix D to this proxy statement/prospectus. The summary of the Allen & Company fairness opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

        Allen & Company's written opinion is addressed to LendingTree's board of directors in connection with its consideration of the merger agreement and the proposed merger and does not constitute a recommendation as to how any holder of LendingTree common stock or LendingTree preferred stock should vote on the proposal to approve the merger agreement. Holders of LendingTree common stock and LendingTree preferred stock are urged to and should read the opinion in its entirety.

        In arriving at its opinion, Allen & Company:

  •
  reviewed trends in the financial services and online commerce industries;

  •
  reviewed the terms and conditions of the merger, including the draft merger agreement and related draft agreements (none of which prior to the delivery of the opinion had been executed by the parties);

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  analyzed certain financial aspects of the merger, including the exchange ratio of 0.6199 of a share of USA common stock for each share of LendingTree common stock, and the number of shares of USA common stock to be exchanged for each share of LendingTree preferred stock based on that exchange ratio and the formula for converting shares of LendingTree preferred stock into shares of LendingTree common stock set forth in the certificate of designations of the Lending Tree preferred stock;

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  reviewed and analyzed publicly available historical business and financial information relating to LendingTree and USA as presented in documents filed with the SEC;

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  analyzed selected summary non-public financial and operating results of operations of LendingTree, including the long range plan for fiscal years 2003 through 2007;

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  analyzed the financial conditions and prospects of LendingTree and USA;

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  reviewed and analyzed public information, including certain stock market data and financial information relating to selected companies with businesses which Allen & Company deemed comparable to those of LendingTree and USA;

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  reviewed the trading histories of LendingTree common stock and USA common stock and their relation to those of companies which Allen & Company deemed comparable to LendingTree and USA;

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  analyzed the market multiples of LendingTree and USA and their business segments in relation to certain selected companies which Allen & Company deemed comparable to LendingTree and USA;

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  conferred with the respective management teams of LendingTree and USA;

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  analyzed the discounted present value of LendingTree's future cash flows, based on the long range plan for fiscal years 2003 through 2007 of LendingTree's management;

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  analyzed the discounted present value of USA's future cash flows, based on USA's publicly released budget for 2003 and certain Wall Street research estimates, as adjusted, for 2004 through 2008;

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  reviewed public financial and transaction information relating to premiums paid in selected mergers which Allen & Company deemed comparable;

  •
  reviewed public financial and transaction information related to selected multiples paid for certain selected companies in selected mergers which Allen & Company deemed comparable to the merger; and

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  conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for the purposes of the opinion.

        Allen & Company's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Allen & Company's opinion does not provide or imply any conclusion as to the likely trading range of any security issued by any party following the approval of the merger. This may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Although Allen & Company evaluated the exchange ratio from a financial point of view, Allen & Company was not requested to, and did not, recommend any specific exchange ratio or other form of consideration payable in the merger. LendingTree and USA determined the exchange ratio and the other terms of the merger through arms' length negotiations. Allen & Company advised LendingTree's board of directors during such negotiations.

        For purposes of its opinion, Allen & Company assumed that all shares of LendingTree preferred stock had been converted immediately prior to the effective time of the merger into LendingTree common stock at the conversion rate set forth in the certificate of designations for the LendingTree preferred stock as provided by LendingTree to Allen & Company. Allen & Company made this assumption because the merger agreement provides that each share of LendingTree preferred stock will be exchanged for the number of shares of USA common stock that the holder would have received had such LendingTree preferred stock been converted into LendingTree common stock immediately before the merger.

        As of the date of the opinion, Allen & Company and its affiliates were stockholders in USA and LendingTree, and Donald R. Keough, Chairman of Allen & Company, also served as a director of USA and as chair of its audit committee. In addition, in the ordinary course of its business as a broker-dealer and market maker, Allen & Company may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the securities of USA and LendingTree. Further, Allen & Company has been engaged by USA (and its predecessors) to render financial advisory services from time to time in the past on numerous separate transactions for which Allen & Company has received customary fees, and may do so in the future, and Allen & Company has been engaged by LendingTree to render financial advisory services from time to time in the past for which Allen & Company has received customary fees. It is contemplated that Allen & Company will be available to provide investment banking and related services to USA in the future on other engagements.

        The following is the summary of the material analyses Allen & Company performed while preparing its fairness opinion.

Analysis of LendingTree

  Analysis of the Historical Trading Activity of LendingTree Common Stock

        Allen & Company analyzed the historical price and trading activity of LendingTree common stock. For the twelve months ended May 2, 2003, the price of LendingTree common stock ranged from $8.40 to $16.25, with an average daily volume of approximately 353,000 shares. For the 90 trading days ended May 2, 2003, the price of LendingTree common stock ranged from $9.21 to $14.98, with an average daily volume of approximately 389,000 shares. For the ten trading days ended May 2, 2003, the price of LendingTree common stock ranged from $12.97 to $14.69, with an average daily volume of approximately 856,000 shares.

        For the twelve months ended May 2, 2003, the general trading pattern for LendingTree common stock was similar to the trading patterns of companies which Allen & Company deemed comparable to LendingTree and USA, and the closing price of $14.69 of LendingTree common stock on May 2, 2003 was a representative price for LendingTree common stock in that there was no evidence to assert that it was not an accurate reflection of the market price for LendingTree common stock on such date.

  Business Segment Valuation of LendingTree Analysis

        Allen & Company performed a valuation analysis on the two main business segments of LendingTree, its lending exchange, or lending, business and its realty services, or realty, business. For the lending business segment, Allen & Company performed a discounted cash flow analysis utilizing LendingTree management's budgeted and projected financial results for the fiscal years 2003 through 2007. Using this information, Allen & Company discounted to present value the projected stream of after-tax free cash flows (unlevered net income plus non-cash charges less capital expenditures and working capital changes) at discount rates ranging from 18.9% to 23.3%. Allen & Company also calculated a terminal value for the lending business segment by applying multiples of 7.6x, 9.6x and 11.6x to projected fiscal 2007 earnings before interest, taxes, depreciation and amortization (which Allen & Company refers to as EBITDA). Allen & Company derived these multiples from the multiples of selected companies in the online commerce industry which Allen & Company obtained from publicly available information and stock prices as of May 2, 2003. To estimate the enterprise value of the realty business segment at low, mid- and high points, Allen & Company used trailing revenue multiples of 0.7x, 4.0x and 7.3x, respectively, and 2002 realty revenue of approximately $9.4 million. Allen & Company derived these multiples from the multiples of selected companies in the online commerce industry which Allen & Company obtained from publicly available information and stock prices as of May 2, 2003.

        Based on this data and the assumptions indicated, Allen & Company calculated that the implied equity value per share of LendingTree common stock ranged from a low point of $14.18 per share to a midpoint of $18.40 per share and a high point of $23.14 per share. The proposed consideration of

$21.67 per share of LendingTree common stock as of May 2, 2003, is within the range of implied values of LendingTree common stock in the business segment valuation analysis.

  Analysis of Premiums Paid in Stock-for-Stock Merger Transactions

        Allen & Company identified and analyzed over 100 public stock-for-stock merger transactions valued between $250 million and $2 billion that occurred from March 2001 to April 2003. Allen & Company did this analysis to determine premiums paid in these transactions over the applicable stock price of the target company one day, one week and one month prior to announcement of the acquisition offer. The premiums one day prior to announcement had a mean of approximately 28% and a median of approximately 24%; the premiums one week prior to the announcement had a mean of approximately 29% and a median of approximately 24% and the premiums one month prior to announcement had a mean of approximately 33% and a median of approximately 29%. Based on closing stock prices for the stock of LendingTree and USA on May 2, 2003, the premium one day before the announcement of the merger was 47.5%; the premium one week before announcement was 58.1% and the premium one month prior to announcement was 77.6%.

        The proposed premium to be paid in the merger is above the mean and median premiums paid in the above 100 public stock-for-stock merger transactions that Allen & Company analyzed.

        Allen & Company also analyzed the premiums paid in the above 100 public stock-for-stock merger transactions as applied to publicly traded comparable companies' market multiples. Allen & Company calculated the implied enterprise value of LendingTree based on estimated 2003 EBITDA using multiples of 3.9x, 15.5x and 22.2x, which were the low, mean and high enterprise value to EBITDA multiples for the publicly traded comparable companies, and then calculated an implied enterprise value range of LendingTree based on those multiples giving effect to a 29% premium paid in the above 100 public stock-for-stock merger transactions (the mean premium for one week prior to announcement). This resulted in an implied enterprise value range with a low of $145.2 million, a mean of $580.9 million and a high of $829.2 million. The enterprise value of LendingTree implied by the merger is $708.5 million which represents a 388% premium over the low of the enterprise value range, a 22% premium over the mean of the enterprise value range and a 15% discount from the high of the enterprise value range.

        Allen & Company also calculated the implied equity value of LendingTree based on estimated 2003 after-tax earnings using multiples of 11.7x, 28.7x and 49.4x which were the low, mean and high equity value to after-tax earnings multiples for the publicly traded comparable companies, and then calculated an implied equity value range of LendingTree based on those multiples giving effect to a 29% premium paid in the above 100 public stock-for-stock merger transactions that Allen & Company analyzed (the mean premium for one week prior to announcement). This resulted in an implied equity value range with a low of $221.2 million, a mean of $541.1 million and a high of $932.7 million. The equity value of LendingTree implied by the merger is $734.2 million which represents a 232% premium over the low end of the equity value range, a 36% premium over the mean of the equity value range and a 21% discount from the high of the equity value range. The proposed premium to be paid in the merger is within the range of multiples paid in the above 100 public stock-for-stock merger transactions as applied to current comparable companies' market trading multiples.

  Analysis of Selected Comparable Merger Transactions

        Allen & Company also compared the enterprise values implied by 17 comparable merger transactions in the financial services and online commerce industries which occurred between February 10, 2000 and May 2, 2003 as multiples of last twelve months (which Allen & Company refers to as LTM) sales, EBITDA, and the ratio of price to earnings per share (which Allen & Company refers to as P/E). All multiples were based on financial information available at the closing date of the relevant transaction. The analysis indicated the following multiples:

	Low		High		Median		Multiples of the Merger
Enterprise Value as a Multiple of:
LTM Sales	2.1	x	8.1	x	3.0	x	6.4	x
LTM EBITDA	7.5		104.8		28.7		42.9
P/E	15.6		125.6		61.9		NM

        Based on the ranges of enterprise value multiples for LTM sales and LTM EBITDA and the equity value multiple for LTM earnings, this analysis indicated a value range for LendingTree common stock between $2.56 and $50.14 per share, with a median range for LendingTree common stock between $9.55 and $15.13 per share. The proposed consideration of $21.67 per share of LendingTree common stock as of May 2, 2003, is within the range of implied values of LendingTree common stock in the above 17 comparable merger transactions.

Analysis of USA

  Analysis of the Historical Trading Activity of USA Common Stock

        Allen & Company analyzed the historical price and trading activity of USA common stock. For the twelve months ended May 2, 2003, the price of USA common stock ranged from $15.31 to $35.00, with an average daily volume of approximately 5.3 million shares. For the 90 trading days ended May 2, 2003, the price of USA common stock ranged from $20.73 to $35.00, with an average daily volume of approximately 6.9 million shares. For the ten trading days ended May 2, 2003, the price of USA common stock ranged from $28.19 to $35.00, with an average daily volume of approximately 10.5 million shares.

  Discounted Cash Flow Analysis

        Allen & Company also reviewed the historical and projected financial results of USA and performed a discounted cash flow analysis on the different business segments of USA for the fiscal years 2003 through 2008. This discounted cash flow analysis was based upon USA management's guidance and publicly available Wall Street analyst research for 2004 through 2008, subject to certain adjustments. Using this information, Allen & Company discounted to present value the projected stream of after-tax free cash flows (unlevered net income plus non-cash charges less capital expenditures and working capital changes). To estimate the enterprise value range of USA's electronic retailing segment, Allen & Company used exit multiples of 10.0x to 14.0x of trailing EBITDA and discount rates ranging from 10% to 14%. To estimate the enterprise value range of USA's information and services segment, Allen & Company used exit multiples of 10.0x to 14.0x of trailing EBITDA and discount rates ranging from 10% to 14%. To estimate the enterprise value range of USA's travel services segment, Allen & Company used exit multiples of 14.0x to 18.0x of trailing EBITDA and discount rates ranging from 12% to 16%.

        Based on this data and the assumptions indicated, including USA's net non-operating/corporate segment, Allen & Company calculated that the implied equity value per share of USA common stock ranged from $25.18 per share to $33.15 per share plus a positive, unquantified value intrinsic to USA that includes potential value from (1) integration benefits in connection with companies which USA recently acquired and (2) future USA acquisitions.

  Analysis of Comparable Public Companies

        Allen & Company analyzed the equity values implied by certain stock market data and financial information for three selected comparable companies in the interactive commerce industry, Yahoo!, eBay and Amazon.com. Allen & Company used enterprise value as a multiple of estimated EBITDA and earnings before interest, taxes and amortization (which Allen & Company refers to as EBITA) for 2003, and stock price as a multiple of estimated cash earnings per share (or cash P/E) for 2003. All multiples for the selected comparable companies were based on publicly available Wall Street analyst research estimates and stock prices as of May 2, 2003, and the multiples for USA were based on USA's internal budgets, publicly available Wall Street analyst research estimates and the stock price on May 2, 2003. The analysis indicated the following multiples:

	Yahoo!		eBay		Amazon		USA
Stock Price as a Multiple of:
Cash P/E	83.8	x	71.1	x	98.1	x	46.4	x
Enterprise Value as a Multiple of:
EBITDA	42.2		42.5		40.3		21.9
EBITA	60.5		54.0		52.6		26.8

        Allen & Company also analyzed these comparable companies on a growth-adjusted multiple basis, using a consensus growth rate based on the I/B/E/S mean estimate of five year earnings growth. This analysis indicated the following results:

	Yahoo!		eBay		Amazon		USA
5 Year Growth	29%		40%		26%		25%
P/E as a Multiple of Growth Rate	2.9	x	1.8	x	3.7	x	1.8	x
Enterprise Value/EBITDA as a Multiple of Growth Rate	1.5	x	1.1	x	1.5	x	0.9	x

        From this analysis, Allen & Company determined that the USA common stock trades at a discount to these other major interactive commerce companies, both on a simple multiple basis and a growth-adjusted basis.

        Based on the analyses described above, Allen & Company determined that the closing price of $34.96 of USA common stock on May 2, 2003 was a representative price for USA common stock in that there was no evidence to assert that it was not an accurate reflection of the market price for USA common stock on such date.

  General Matters

        The preparation of a fairness opinion is not susceptible to partial analysis or summary description. Allen & Company believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying the analysis set forth in its opinion. Allen & Company has not indicated that any of the analyses which it performed had a greater significance than any other.

        In determining the appropriate analyses to conduct and when performing those analyses, Allen & Company made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of LendingTree. The estimates contained in the analyses which Allen & Company performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of Allen &

Company's analysis of the fairness from a financial point of view of the exchange ratio to the holders of LendingTree common stock and LendingTree preferred stock. The analyses are not appraisals and do not reflect the prices at which any securities may trade at the present time or at any time in the future.

        Allen & Company is a nationally recognized investment banking firm that is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, recapitalizations, negotiated underwriting, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The board of directors of LendingTree retained Allen & Company based on such qualifications. In connection with its engagement, Allen & Company was not retained to identify, analyze or otherwise pursue any possible transactions other than the merger, and Allen & Company has not identified, analyzed or pursued any transactions other than the merger.

        The board of directors of LendingTree entered into an engagement letter agreement with Allen & Company as of April 28, 2003, in which Allen & Company agreed to act as financial advisor to LendingTree in connection with the merger and to render an opinion as to the fairness from a financial point of view of the exchange ratio to the holders of LendingTree common stock and LendingTree preferred stock. Under the engagement letter, LendingTree will pay a customary fee to Allen & Company upon consummation of the merger, and it will reimburse Allen & Company for its travel and out-of-pocket expenses reasonably and actually incurred in connection with the performance of Allen & Company's services under the engagement letter, including the reasonable fees and disbursements of its legal counsel. LendingTree has also agreed to indemnify Allen & Company against certain liabilities and expenses in connection with its engagement.

USA's Reasons for the Merger

        The merger will represent USA's entry into the large and attractive financial services and real estate verticals, both of which are at an early stage of online migration. USA believes the addition of LendingTree will support its goal to be the world's largest and most profitable interactive commerce company by pursuing a multi-brand strategy. Upon completion of the acquisition of LendingTree, USA will have a presence in seven key areas of interactive commerce that represent an estimated 75% of total interactive commerce (U.S.): travel, ticketing, goods, personals, local/classified advertising, financial services and real estate. USA expects the acquisition of LendingTree to add another powerful brand and profitable interactive business to the USA family and to further USA's goal of being the largest, most profitable interactive commerce company in the world. LendingTree will have access to USA's existing base of nearly 40 million unique monthly Internet users who increasingly are provided opportunities to become customers of more than one USA property through cross-promotion, integration and the use of special offers or discounts.

Material United States Federal Income Tax Consequences

        The following description summarizes the material U.S. federal income tax consequences of the merger to holders of LendingTree common stock and LendingTree preferred stock, or together referred to as LendingTree stock or LendingTree capital stock. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any change in the foregoing could affect the continuing validity of the tax consequences described in this proxy statement/prospectus. Neither USA nor LendingTree has requested or will request an advance ruling from the U.S. Internal Revenue Service, or the IRS, as to the tax consequences of the merger. This description is not binding on the IRS, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

        This description applies only to holders of LendingTree stock who are U.S. persons. For purposes of this description, the term "U.S. person" means:

  •
  an individual who is a U.S. citizen or U.S. resident alien;

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  a corporation created or organized under the laws of the United States or any state thereof;

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  a trust where (1) a U.S. court is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust; or

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  an estate that is subject to U.S. tax on its worldwide income from all sources.

        This description is not a comprehensive description of all the tax consequences that may be relevant to holders of LendingTree capital stock. It applies only to holders of LendingTree capital stock that hold their LendingTree capital stock as a capital asset within the meaning of Section 1221 of the Code (each referred to as a "holder"). No attempt has been made to address all aspects of United States federal taxation that may be relevant to a particular stockholder in light of his, her or its personal circumstances or to stockholders subject to special treatment under the United States federal income tax laws, including:

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  banks, insurance companies, trusts and financial institutions;

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  tax-exempt organizations;

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  mutual funds;

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  foreign holders;

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  persons that have a functional currency other than the U.S. dollar;

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  persons that own both LendingTree common stock and LendingTree preferred stock;

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  pass-through entities and investors in pass-through entities;

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  traders in securities who elect to apply a mark-to-market method of accounting;

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  dealers in securities or foreign currency;

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  stockholders who received their LendingTree stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

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  holders of options or warrants granted by LendingTree; and

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  stockholders who hold LendingTree stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

        In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger. It does not address the tax consequences of any transaction other than the merger.

        EACH HOLDER OF LENDINGTREE STOCK SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER.

        The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Assuming the merger so qualifies, a holder will not recognize any gain or loss upon receipt of USA common stock in exchange for his, her or its LendingTree stock, except in respect of cash received instead of a fractional share of USA common stock (as discussed below). The aggregate adjusted tax basis of the shares of USA common stock (including fractional shares deemed received and redeemed as described below) received in the merger will be equal to the aggregate adjusted tax basis of the shares of LendingTree stock surrendered for the USA common stock, and the holding period of the USA common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of LendingTree stock were held. USA and LendingTree will not be required to complete the merger unless USA receives an opinion from Wachtell, Lipton, Rosen & Katz and LendingTree receives an opinion from Weil, Gotshal & Manges LLP, in each case dated the closing date and to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code.

        A holder who receives cash instead of a fractional share of USA common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder's aggregate adjusted tax basis of the shares of LendingTree stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of LendingTree stock is more than one year at the effective time of the merger.

        A holder of LendingTree preferred stock who receives cash for all of his, her or its shares of LendingTree preferred stock as a result of the exercise of appraisal rights in connection with the merger generally will recognize gain or loss equal to the difference between the tax basis of the shares of LendingTree preferred stock surrendered and the amount of cash received, except that any cash received that is or is deemed to be interest for U.S. federal income tax purposes will be taxed as ordinary income. Gain or loss that is not treated as ordinary income will be capital gain or loss and any such capital gain or loss will be long term if, as of such time, the holder of LendingTree preferred stock has held such shares for more than one year. A holder of LendingTree preferred stock receiving cash as a result of the exercise of appraisal rights may be required to recognize gain or loss in the year the merger closes, irrespective of whether such stockholder actually receives payment for his, her or its shares of LendingTree preferred stock in that year. The United States federal income tax discussion set forth in this Paragraph may not apply to holders of LendingTree preferred stock who receive cash as a result of the exercise of appraisal rights and who also own LendingTree common stock. Such holders are urged to consult their own tax advisors regarding the specific tax consequences of the merger.

        Payments of cash in lieu of fractional shares, and payments of cash as a result of the exercise of appraisal rights, in each case made in connection with the merger may be subject to "backup withholding" at a rate of 30%. Backup withholding generally applies if a holder (1) fails to furnish his, her or its Taxpayer Identification Number, or TIN, (2) furnishes an incorrect TIN, (3) fails properly to include a reportable interest or dividend payment on its United States federal income tax return or (4) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the holder is not subject to backup withholding. Backup withholding does not constitute an additional tax, but merely an advance payment of tax, which may be refunded to the extent it results in an overpayment of tax, provided that the required information is supplied to the IRS.

        Certain persons are generally exempt from backup withholding, including corporations, financial institutions and certain foreign stockholders if such foreign stockholders submit a statement, signed under penalty of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of LendingTree capital stock should consult with his, her or its own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption. All stockholders who are U.S. persons exchanging shares of LendingTree stock in the merger should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, when provided following the merger, to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to USA and the exchange agent). Non-corporate foreign stockholders should complete and sign IRS Form W8-BEN, in order to avoid backup withholding.

        Tax matters are very complicated, and the tax consequences of the merger to each holder of LendingTree capital stock will depend on the facts of that stockholder's particular situation. The United States federal income tax discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder and may not be applicable to holders in special situations. We urge holders of LendingTree capital stock to consult their own tax advisors regarding the specific tax consequences of the merger.

Appraisal Rights

  Common Stockholders

        Holders of LendingTree common stock do not have appraisal rights under Delaware law in connection with the merger.

  Preferred Stockholders

        Holders of shares of LendingTree preferred stock who do not vote in favor of the approval of the merger agreement and who properly demand appraisal of their shares of LendingTree preferred stock will be entitled to appraisal rights in connection with the merger under Section 262 of the Delaware General Corporation Law, or the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under Section 262 and is qualified in its entirety by the full text of Section 262, attached to this proxy statement/prospectus as Appendix F. All references in this summary to a "preferred stockholder" or "holder of preferred shares" or "persons who hold preferred shares" are to the record holder of the shares of LendingTree preferred stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of LendingTree preferred stock held of record in the name of another person, such as a broker, fiduciary, depositary or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

        Under Section 262, persons who hold shares of LendingTree preferred stock who follow the procedures set forth in Section 262 will be entitled to have their shares of LendingTree preferred stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the Court.

  Notification

        Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the approval of the merger agreement by the LendingTree stockholders, LendingTree, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus constitutes that notice, and the applicable statutory provisions are attached to this proxy statement/prospectus as Appendix F. Any holder of LendingTree preferred stock who wishes to exercise appraisal rights, or who wishes to preserve such holder's right to do so, should review the following discussion and Appendix F carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights.

  Electing Appraisal Rights

        A holder of shares of LendingTree preferred stock wishing to exercise appraisal rights must deliver to LendingTree, before the vote on the proposal to approve the merger agreement at the LendingTree special meeting of stockholders, a separate written demand for the appraisal of the holder's preferred shares and must not vote such preferred shares in favor of the approval of the merger agreement or consent to the merger agreement in writing (including by returning a signed proxy without indicating any voting instructions as to the proposed transactions). A holder of LendingTree preferred stock who abstains from voting on the proposed transactions at the LendingTree special meeting of stockholders will not waive his, her or its appraisal rights under Section 262. A holder of shares of LendingTree preferred stock wishing to exercise appraisal rights must hold of record the preferred shares on the date the written demand for appraisal is made and must continue to hold the preferred shares of record through the effective time of the merger. A proxy or vote against the approval of the merger agreement will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The demand must reasonably inform LendingTree of the identity of the holder as well as the intention of the holder to demand an appraisal of the "fair value" of the shares held by the holder.

        All written demands for appraisal pursuant to Section 262 should be sent or delivered to LendingTree at LendingTree, Inc., 11115 Rushmore Drive, Charlotte, North Carolina 28277, Attention: Secretary.

  Only Record Holders May Demand Appraisal Rights

        Only a holder of record of shares of LendingTree preferred stock is entitled to assert appraisal rights for the shares of LendingTree preferred stock registered in that holder's name. A demand for appraisal in respect of shares of LendingTree preferred stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificate(s), and must state that the person intends thereby to demand appraisal of the holder's shares of LendingTree preferred stock in connection with the merger. If the shares of LendingTree preferred stock are owned of record other than by the beneficial owner, such as by a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner, and if the shares of LendingTree preferred stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for the record owner or owners. A record holder such as a broker, fiduciary, depositary or other nominee, who holds shares of LendingTree preferred stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of LendingTree preferred stock held for one or more beneficial owners while not exercising the rights with respect to the shares of LendingTree preferred stock held for other beneficial owners; in that case, however, the written demand must set forth the number of shares of LendingTree preferred stock as to which appraisal is sought and where no number of shares of LendingTree preferred stock is expressly mentioned the demand will be presumed to cover all shares of LendingTree preferred stock held in the name of the record owner. We urge preferred stockholders who hold their shares of LendingTree preferred stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights to consult with their broker or other nominee to determine the appropriate procedures for the nominee to make a demand for appraisal.

        If the charter amendment and the merger agreement are approved, within ten days after the effective time of the merger, the surviving corporation must notify each holder of LendingTree preferred stock who has complied with Section 262 and who has not voted in favor of the approval of the merger agreement that the merger has become effective. Within 120 days after the effective time of the merger, but not later, the surviving corporation or any holder of LendingTree preferred stock who has so complied with the required conditions of Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the holder's shares of LendingTree preferred stock. The surviving corporation is under no obligation to and has no present intention to file a petition, and preferred stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, it is the obligation of the holders of LendingTree preferred stock to initiate all necessary action to perfect their appraisal rights in respect of shares of LendingTree preferred stock within the time period prescribed in Section 262.

        Within 120 days after the effective time of the merger, any holder of LendingTree preferred stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of preferred shares not voted in favor of the approval of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such preferred shares. The surviving corporation must mail the statement within ten days after it has received a written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

  Appraisal Proceeding by Delaware Court

        If a holder of shares of LendingTree preferred stock timely files a petition for an appraisal and serves a copy of the petition upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all preferred stockholders who have demanded an appraisal of their LendingTree preferred shares and with whom the surviving corporation has not reached agreements as to the value of such stockholders' preferred shares. After notice to the preferred stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those preferred stockholders who have complied with Section 262 and who have become entitled to appraisal rights under Section 262. The Delaware Court of Chancery may require the holders of shares of LendingTree preferred stock who demanded payment for their preferred shares to submit their preferred stock certificates to the Register in Chancery for notation on the certificate of the pendency of the appraisal proceeding; and if any preferred stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to the preferred stockholder.

        After determining the holders of LendingTree preferred stock entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of LendingTree preferred stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Although LendingTree believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court. Holders of LendingTree preferred stock considering seeking appraisal should be aware that the fair value of their shares of LendingTree preferred stock as so determined could be more than, the same as or less than the consideration they would receive in the merger if they did not seek appraisal of their shares of LendingTree preferred stock and that opinions from financial advisors as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Moreover, LendingTree does not anticipate offering more than the applicable merger consideration to any preferred stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the "fair value" of a share of LendingTree preferred stock is less than the applicable merger consideration. In determining "fair value," the Court is required to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings, and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of LendingTree preferred stock have been appraised, and may consider all relevant factors, including the rate of interest that the surviving corporation would have had to pay to borrow money during the pendency of the proceeding. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. However, costs do not include attorneys' fees and expert witness fees. Each dissenting stockholder is responsible for his, her or its attorneys' and expert witness expenses, although upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

  Effect of Appraisal Demand on Voting and Rights to Dividends; Tax Consequences

        Any holder of shares of LendingTree preferred stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares of LendingTree preferred stock subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of LendingTree preferred stock (except dividends or other distributions payable to holders of record of LendingTree preferred stock as of a record date prior to the effective time of the merger in respect of a dividend payment date occurring before the effective time of the merger). The tax consequences to a LendingTree preferred stockholder who receives cash for his or her shares of LendingTree preferred stock as a result of the exercise of appraisal rights are described under "—Material United States Federal Income Tax Consequences."

  Loss; Waiver or Withdrawal of Appraisal Rights

        A holder of LendingTree preferred stock will fail to perfect, or effectively lose or withdraw, the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to the surviving corporation a written withdrawal of the preferred stockholder's demand for appraisal and an acceptance of the merger, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of the surviving corporation and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any preferred holder absent court approval. Such approval may be conditioned upon such terms as the Court deems just. A stockholder who withdraws his, her or its demand for appraisal of such stockholder's LendingTree preferred shares, or otherwise fails to perfect or loses the right to seek appraisal, will receive the merger consideration that the stockholder would have been entitled to receive under the merger agreement, had the stockholder not elected to seek appraisal rights. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights (in which event the holder of LendingTree preferred stock will be entitled to receive solely the consideration specified in the merger agreement).

Regulatory Approvals Required for the Merger

        USA and LendingTree have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the merger agreement. USA and LendingTree will have the right to review in advance, subject to applicable laws relating to the exchange of information and certain other limitations, information filed with any governmental entity in connection with the merger. While USA and LendingTree believe that they will be able to obtain the necessary regulatory approvals to complete the merger and the other transactions contemplated by the merger agreement, USA and LendingTree cannot predict whether the required regulatory approvals will be obtained within the time frame contemplated by the merger agreement or on conditions that would not be detrimental to USA or LendingTree, or whether these approvals will be obtained at all. Under the merger agreement, in connection with obtaining these approvals USA is not required to agree to, or to permit LendingTree to agree to, any limitation, divestiture or condition to the approval. USA and LendingTree are not aware of any other material governmental approvals or actions that are required prior to completion of the merger other than those described below.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (also known as the HSR Act), USA and LendingTree may not complete the merger prior to furnishing certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and until the applicable waiting period under the HSR Act has expired or been terminated. The relevant filings by both USA and LendingTree were made by May 20, 2003. The applicable waiting period under the HSR Act was terminated early effective on May 27, 2003.

        In connection with proposed merger, applications or notifications are also required to be filed with governmental entities under various laws, including those regulating real estate brokers or agents, loan brokers and mortgage brokers and bankers. These governmental entities may disapprove the change in control of LendingTree as a result of the merger based upon the criteria set forth in the applicable laws and regulations. It is a condition to completing the merger that we obtain any required regulatory approvals to continue to operate LendingTree's businesses in California, Florida, Illinois, Massachusetts, Michigan, New Jersey, New York, Pennsylvania, Texas and Virginia, and in such other states which, when taken together with the ten specified states, represent at least 95% of LendingTree's consolidated revenue for 2002. LendingTree and USA currently anticipate receiving the necessary approvals in the third quarter of 2003. However, there is no guarantee that we will have received all necessary licenses to operate one or more of LendingTree's lines of business following a change in control as of the closing date of the merger. Any delay in acquiring licenses, permits or other approvals that LendingTree needs to continue to operate its businesses in all 50 states by the time we complete the merger might require LendingTree to refrain from conducting some or all of its operations in particular states for an unspecified period of time and could adversely affect LendingTree's performance and profitability following the merger. USA and LendingTree have filed or expect to file all applications and notifications required in connection with the proposed merger.

Certain Effects of the Merger

  Effects on the Market for LendingTree Common Stock

        Following the merger, we intend to cause the delisting of shares of LendingTree common stock from the Nasdaq National Market, following which shares of LendingTree common stock will not be publicly traded.

  Exchange Act Registration

        Shares of LendingTree common stock are currently registered under the Exchange Act. Following the merger, we will file a Form 15 with the SEC requesting the suspension and termination of registration of shares of LendingTree common stock under the Exchange Act.

Accounting Treatment for the Merger

        USA will account for the merger under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. Accordingly, the cost to acquire shares of LendingTree common stock and LendingTree preferred stock and outstanding stock options and warrants in excess of the carrying value of LendingTree's assets and liabilities will be allocated to LendingTree's assets and liabilities based on their fair values, with any excess being allocated to goodwill and any identified intangible assets. The determination of asset lives and required purchase accounting adjustments reflected in this document, including the allocation of the purchase price to the assets and liabilities of LendingTree based on their respective fair values, is preliminary. See the notes accompanying the Unaudited Pro Forma Combined Condensed Financial Statements of USA contained in this proxy statement/prospectus.

Resale of USA Common Stock

        Shares of USA common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of USA common stock issued to any LendingTree stockholder that is, or is expected to be, an "affiliate" of USA or LendingTree for purposes of Rule 145 under the Securities Act. Persons that may be deemed to be "affiliates" of USA or LendingTree for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, USA or LendingTree, and will include the directors and certain executive officers of LendingTree. The merger agreement requires LendingTree to use its reasonable best efforts to cause each of its affiliates to execute a written agreement with USA to the effect that such affiliate will not transfer any shares of USA common stock received as a result of the merger, except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act.

        This proxy statement/prospectus does not cover resales of shares of USA common stock received by any person in connection with the merger, and USA has not authorized any person to make any use of this proxy statement/prospectus in connection with any resale of shares of USA common stock.

CERTAIN LENDINGTREE FINANCIAL PROJECTIONS

        LendingTree provided projections of its future financial performance to Merrill Lynch and Allen & Company in connection with their financial analyses of the merger and the preparation of their respective fairness opinions. These projections were not prepared with a view to public disclosure and are included in this proxy statement/prospectus only because such information was considered by Merrill Lynch and Allen & Company in connection with their financial analyses of the merger and the preparation of their respective fairness opinions, and by LendingTree's Board of Directors in entering into the merger agreement. These projections, which LendingTree does not ordinarily make available to the public, included the following:

	2003	2004	2005	2006	2007
		(In millions, except per share data)
Net income—pre-tax	$23.6	$30.6	$59.4	$83.1	$128.5
Net income available to common shareholders(1)	$21.1	$18.8	$37.7	$52.8	$81.6
EBITDA(2)	$29.0	$34.8	$63.6	$87.1	$132.1
Earnings per share—after tax(3)	$0.42	$0.56	$1.10	$1.51	$2.32

(1)
Net income is presented on an after-tax basis in 2004 and thereafter by applying a hypothetical 39% tax rate in 2004 and 36% thereafter to LendingTree's projected net income—pre-tax. Due to its ability to carry forward historical net operating losses, LendingTree does not expect to pay taxes until late 2004. The net income projection for 2003 would be approximately $14.4 million if a hypothetical tax rate of 39% was applied to such period.

(2)
EBITDA, as determined by LendingTree, is net income determined in accordance with generally accepted accounting principles, excluding taxes, net interest income/expense, depreciation and amortization expense, and non-cash stock-based compensation charges. EBITDA is not a substitute for operating performance measures under generally accepted accounting principles and may be different from the presentation of financial information by other companies.

(3)
Earnings per share—after tax is presented on an after-tax basis for all years by applying a hypothetical 39% tax rate in 2003 and 2004 and 36% thereafter to LendingTree's projected pre-tax earnings per share.

        LendingTree's management prepared the prospective financial information included in this proxy statement/prospectus. Projected income for 2007 that LendingTree provided to its financial advisors is slightly higher than LendingTree has previously disclosed to the public. Neither Merrill Lynch nor Allen & Company assumes any responsibility for the accuracy of any of the prospective financial information. PricewaterhouseCoopers LLP, LendingTree's independent accountants, has neither examined nor compiled the prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The

PricewaterhouseCoopers LLP report incorporated by reference into this proxy statement/prospectus relates to LendingTree's historical financial information. It does not extend to the prospective financial information and should not be read to do so.

        LendingTree did not prepare the projections with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or United States generally accepted accounting principles. LendingTree does not intend the above projections to be a forecast of financial results, and they are not guarantees of performance. The projections involve risks and are based upon a variety of assumptions relating to LendingTree's business (including LendingTree's ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other matters and are subject to significant uncertainties and contingencies, many of which are beyond LendingTree's and USA's control. See "Cautionary Statement Concerning Forward-Looking Statements." Projections of this nature are inherently imprecise, and there can be no assurances that they will be realized or that actual results will not differ significantly from those described above. These projections are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. We cannot assure you that the assumptions made in preparing the projections will prove accurate. For these reasons, you should not regard the inclusion of the projections in this document as an indication that USA, LendingTree, any recipient of the forecasts or their respective affiliates or representatives, considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. We expect that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. None of USA, LendingTree or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of LendingTree compared to the information contained in the projections, and none of them has updated or otherwise revised or intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        In considering the recommendation of LendingTree's board of directors with respect to the merger agreement and the charter amendment, LendingTree's stockholders should be aware that some of LendingTree's executive officers, directors and major stockholders have interests in the merger and have arrangements that are different from, or in addition to, those of LendingTree's stockholders generally. These interests and arrangements may create potential conflicts of interest. LendingTree's board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that LendingTree's common and preferred stockholders vote in favor of approving the merger agreement and the charter amendment.

LendingTree Stock Held by Directors and Executive Officers

        At the close of business on [May 30], 2003, the following directors and executive officers of LendingTree held LendingTree stock as follows:

Director	Common Stock Beneficially Owned		Percentage of Class		Preferred Stock Beneficially Owned		Percentage of Class
Douglas R. Lebda	[1,914,613	]	[7.9	]%	[200,000	]	[3.4	]%
Richard Field	[1,072,834	]	[4.5	]	[200,000	]	[3.4	]
W. James Tozer, Jr.	[1,067,745	]	[4.5	]	[300,000	]	[5.1	]
Daniel Lieber	[—	]	[—	]	[—	]	[—	]
Robert Spass	[30,918	]	[0.1	]	[—	]	[—	]
Thomas Reddin	[230,876	]	[1.0	]	[—	]	[—	]
Keith Hall	[326,433	]	[1.4	]	[28,571	]	[0.5	]
Stephen Campbell	[117,616	]	[0.5	]	[—	]	[—	]
Eric Cunliffe	[35,265	]	[0.2	]	[—	]	[—	]

        At the close of business on [May 30], 2003, Specialty Finance Partners beneficially owned [4,493,832] shares of LendingTree common stock and [2,156,726] shares of LendingTree preferred stock. Mr. Spass is a Director and Chairman of the Board of Capital Z Management, LLC, which is the manager of Capital Z Financial Services Fund II, LP, which is a general partner of Specialty Finance Partners. Mr. Spass is also a Director and Chairman of the Board of Capital Z Partners, Ltd., which is the ultimate general partner of Capital Z Financial Services Fund II, LP. Mr. Spass is also a limited partner of Capital Z Partners, LP, which is an affiliate of Specialty Finance Partners. Mr. Lieber is a Principal of Captial Z Management, LLC which is the manager of Capital Z Financial Services Fund II, LP, which is a general partner of Specialty Finance Partners. Mr. Leiber is also a member of Equifin Capital Partners, Ltd., which is a general partner of Specialty Finance Partners. Messrs. Lieber and Spass each disclaim beneficial ownership of all shares of LendingTree stock beneficially owned by Specialty Finance Partners.

        At the close of business on [May 30], 2003, directors and executive officers of LendingTree beneficially owned in the aggregate approximately [4,944,784] shares of LendingTree's common stock, representing approximately [19.1]% of the outstanding common stock, and approximately [728,571] shares of LendingTree's preferred stock, representing approximately [12.3]% of the outstanding preferred stock. Collectively, these LendingTree common shares and LendingTree preferred shares represented approximately [15.6]% of the total voting power of the LendingTree common shares and LendingTree preferred shares as of [May 30], 2003, voting together as a single class with the LendingTree preferred shares voting on an as-converted basis.

        Upon completion of the merger, the shares of LendingTree common and preferred stock held by each of the directors and executive officers of LendingTree will be converted into shares of USA common stock on the same basis as all other shares of LendingTree common and preferred stock.

Stock Options and Warrants

        Pursuant to the merger agreement and the terms of LendingTree's various stock plans (excluding LendingTree's Employee Stock Purchase Plan), upon completion of the merger each LendingTree option, including any held by directors and executive officers of LendingTree, will be converted into an option to purchase shares of USA common stock, with such option covering 0.6199 of a share of USA common stock for each share of LendingTree common stock subject to the option (rounded to the nearest whole share of USA common stock) at an exercise price per share equal to the per share exercise price of the LendingTree option immediately prior to the effective time of the merger divided by 0.6199 (rounded to the nearest cent) and otherwise on the same terms and conditions as were applicable to the LendingTree stock option. Each converted option that was an incentive stock option immediately prior to the effective time will be converted in a manner consistent with applicable federal income tax rules such that the option will not cease to be treated as an incentive stock option by virtue of the conversion. In addition, upon completion of the merger each LendingTree warrant, including any held by directors and executive officers of LendingTree, will be converted into an equivalent USA warrant on substantially the same terms and conditions as were applicable to the LendingTree warrant with 0.6199 of a share of USA common stock being subject to such warrant for every LendingTree share that was previously subject to the warrant. Based on LendingTree option and warrant holdings on [May 30], 2003, upon completion of the merger, Messrs. Lebda, Field, Tozer, Lieber and Spass would hold options to acquire [691,192], [260,600], [17,282], [0] and [0] shares of USA common stock and warrants to acquire [0], [10,235], [0], [0] and [14,517] shares of USA common stock, respectively, Messrs. Reddin, Hall, Campbell and Cunliffe would hold options to acquire [214,893], [184,384], [134,611] and [72,064] shares of USA common stock and LendingTree's other executive officers as a group would hold options to purchase an aggregate of [150,457] shares of USA common stock.

Acceleration of Stock Options

        As of [May 30], 2003, directors and executive officers of LendingTree held options to purchase an aggregate of [2,783,485] shares of LendingTree common stock at exercise prices ranging from $[1.43] to $[15.10] per share, of which options to purchase an aggregate of [1,103,759] shares were not yet vested or exercisable within the next 60 days. Under the terms of the equity plans under which these options were granted, 50% of all unvested options will become vested and exercisable upon completion of the merger. Additionally, pursuant to employment continuity agreements entered into by LendingTree with Messrs. Lebda, Reddin, Hall, Campbell and Cunliffe and eight additional senior executives of LendingTree, completion of the merger will cause each stock option and other stock incentive award that had been granted to each executive under a LendingTree stock incentive plan or similar arrangement to become fully vested and exercisable, to the extent that such awards had not already become vested and exercisable pursuant to the terms of the incentive plan or similar arrangement on account of the merger, and the stock options that vest and become exercisable under the employment continuity agreements will remain exercisable until their specified expiration date. The employment continuity agreements that LendingTree has entered into with Messrs. Lebda and Reddin will be waived and superseded at the effective time of the merger by new employment agreements that Messrs. Lebda and Reddin have entered into with Forest Merger Corp., the corporation with which LendingTree will merge. Each such new employment agreement contains a provision relating to acceleration and post-termination exercisability of options that is substantially similar to that contained in such employee's current employment continuity agreement with LendingTree. As a result of the change of control provisions in LendingTree's various equity compensation plans, and the employment continuity agreements and the new employment agreements that Messrs. Lebda and Reddin have entered into with Forest Merger Corp., based on the number of options outstanding as of [            ] and assuming that the merger is completed on [            ], options to purchase an aggregate of [            ] shares of common stock will become vested and exercisable upon completion of the merger with Messrs. Lebda, Reddin, Hall, Campbell and Cunliffe having options to purchase [            ], [            ], [            ], [            ] and [            ] of common stock becoming vested and exercisable and the other executive officers as a group having options to purchase as aggregate of [            ] shares of common stock becoming vested and exercisable.

Stock Retention Policy

        LendingTree adopted a stock retention policy for all members of its executive management team, including Messrs. Lebda, Reddin, Hall, Campbell and Cunliffe, pursuant to which a covered executive may not transfer more than 30% of the total shares that the executive has been awarded under a LendingTree stock incentive plan (which amount includes shares subject to stock options) during the executive's employment with LendingTree and during the six-month period following such executive's termination of employment. If LendingTree terminates the executive's employment without "cause" however, the executive will remain subject to the restrictions on transfer for 45 days and not six months following such termination. Upon a change of control of LendingTree, the policy automatically terminates with respect to all covered employees. As completion of the merger will constitute a change of control under the policy, the policy will automatically terminate upon completion of the merger.

Employment Agreements

        Under the merger agreement, USA has agreed to cause LendingTree, from and after the merger, to fulfill all written employment, severance, termination, consulting and retirement agreements to which LendingTree or any of its subsidiaries is a party, pursuant to the terms of those agreements and applicable law.

  Employment Continuity Agreements with Certain Executives

        LendingTree is party to an employment continuity agreement with each of Messrs. Lebda, Reddin, Hall, Campbell and Cunliffe, and certain of its other executive officers and key employees. As described below, the employment continuity agreements with Messrs. Lebda and Reddin will be superseded at the effective time of the merger by the new employment agreements with Forest Merger Corp., as described below.

        These agreements provide employment protection for these employees following a change of control of LendingTree (as defined under the agreements). As completion of the merger will constitute a change of control under the employment continuity agreements, the agreements will become operative upon completion of the merger.

        The agreement for Mr. Hall provides employment protection for two years following completion of the merger, and the agreements for Messrs. Campbell and Cunliffe and the other executive officers and key employees provide for employment protection for one year following completion of the merger. During each executive's employment protection period, the executive will be entitled to receive an annual base salary based on the highest monthly base salary he was receiving during the 12 months immediately preceding completion of the merger; a bonus award opportunity with a target and maximum bonus level not less than the largest target and maximum annual incentive award payable under LendingTree's annual incentive program as in effect during the 12-month period immediately preceding completion of the merger; and participation in retirement, incentive, welfare and other employee benefit plans which, in the aggregate, are no less favorable than the greater of (1) those provided by LendingTree during the 90-day period immediately preceding completion of the merger or (2) those provided after completion of the merger to other peer executives. During the executive's employment protection period, the annual base salary will be reviewed no more than 12 months after the last salary increase awarded to the executive prior to the effective date of the merger, and will be increased from time to time as is substantially consistent with increases in base salary awarded to other peer executives of LendingTree.

        In addition, as described above, completion of the merger will cause each executive to become fully vested in all stock option and other stock incentive awards that had been granted to the executive under a LendingTree stock incentive plan or similar arrangement, to the extent that such awards had not already become vested pursuant to the terms of the incentive plan or similar arrangement on account of the merger, and the stock options that vest under the employment continuity agreements will remain exercisable until their specified expiration date. In the case of Messrs. Campbell and Cunliffe and the other executive officers and key employees under the terms of the employment continuity agreements, the LendingTree board may in its discretion replace any stock options that become vested under their employment continuity agreement with common stock of LendingTree or of a successor that is equal in value to such stock options, or with equivalent value. However, the LendingTree board will not be making such a substitution in connection with the merger.

        If LendingTree or a successor terminates an executive's employment during his employment protection period on account of his disability or for reasons other than cause, or if an executive resigns because of a constructive termination during his employment protection period, he will be entitled to a lump sum payment equal to the sum of (1) any unpaid annual base salary and accrued time off through the termination date, (2) his target annual bonus for the performance period in which the termination occurs, prorated for the number of days he actually worked during the performance period, and (3) any amounts previously deferred by such executive under any non-qualified deferred compensation plan (together with earnings accrued thereon). In addition, Messrs. Campbell and Cunliffe and the other executive officers and key employees will each be entitled to receive a payment equal to the sum of their then-current annual base salary and the annual bonus they were paid or are entitled to be paid for the 12-month period ending immediately before completion of the merger. Mr. Hall will be entitled to receive a payment equal to two times that amount. In addition, the amounts described above will be paid to the executive's legal representatives if the executive's employment terminates as a result of his death during the employment protection period. Unless the executive's employment terminates on account of disability or death, the executive will also be entitled to receive continued coverage (including health plan coverage) for him and his family under the most favorable welfare benefit plans that were in place (1) during the 90-day period immediately preceding the executive's termination date or (2) with respect to other peer executives during the employment continuation period. This coverage will continue for two years following the termination of Mr. Hall, and will continue for one year following the termination of Messrs. Campbell and Cunliffe and the other executive officers and key employees. LendingTree or its successor may, in lieu of providing such continued welfare benefits, pay the executive in a lump sum the estimated after-tax value to him and his family of continued welfare benefit plan coverage following termination of the executive's employment. The employment continuity agreement may only be modified or terminated with the executive's consent, except that the agreement automatically terminates if the executive's employment with LendingTree terminates prior to the occurrence of a change of control. However, if the executive reasonably demonstrates that the termination was initiated by a party who has taken steps to effect a change of control of LendingTree or that his termination otherwise arose in anticipation of a change of control, a change of control will be deemed to have taken place on the date immediately before the date of the executive's termination of employment for purposes of that executive's employment continuity agreement, and the executive will be entitled to the rights described above.

        Each of the executives who is party to an employment continuity agreement is subject to a covenant not to use or reveal LendingTree's trade secrets while the employment continuity agreement is in effect and for one year following termination of his employment, and a covenant not to hire employees of LendingTree for one year following termination of his employment.

  Employment Agreements between LendingTree and each of Messrs. Lebda and Reddin

        Lending Tree is party to employment agreements with each of Messrs. Lebda and Reddin governing the material terms of each such executive's employment. At the effective time of the merger, each such agreement will be superseded by the employment agreements with the surviving corporation that are described below. LendingTree has consented to Messrs. Lebda and Reddin entering into these employment agreements with Forest Merger Corp.

  Employment Agreement between Forest Merger Corp. and Douglas R. Lebda

        As of May 5, 2003, Mr. Lebda entered into an employment agreement with Forest Merger Corp. setting forth the material terms of his employment following the completion of the merger. The agreement becomes effective upon completion of the merger (except for the restrictive covenants described below, which became effective as of May 5, 2003) and will remain in effect until the fifth anniversary of the merger, provided that the agreement requires the surviving corporation and Mr. Lebda to enter into good faith negotiations to extend the term of the agreement if Mr. Lebda provides notice to the surviving corporation of his desire to do so between eight and six months prior to the fifth anniversary of the merger. Upon completion of the merger, this employment agreement supersedes all other employment agreements to which Mr. Lebda is a party, including Mr. Lebda's employment continuity agreement and employment agreement with LendingTree. This employment agreement will become null and void if the merger agreement is terminated, and Mr. Lebda's employment continuity agreement and employment agreement with LendingTree will become immediately effective and binding.

  Position

        During the term, Mr. Lebda will serve as chief executive officer of the surviving corporation, and he will report directly to the chief executive officer of USA or such other person designated by USA who has certain reporting authority and responsibilities (as set forth in the employment agreement).

  Place of Employment

        The agreement provides that Mr. Lebda's principal place of employment will be the surviving corporation's offices in Charlotte, North Carolina.

  Compensation

        During the term, Mr. Lebda will receive an annual base salary of $400,000, and will be eligible to receive a discretionary annual bonus in a manner consistent with similarly situated executives of USA's subsidiaries after taking into consideration his total incentive compensation opportunities. On the effective date of the merger, pursuant to the agreement, Mr. Lebda will become fully vested in all stock option awards that had been granted to him under a LendingTree stock incentive plan or similar arrangement, to the extent that such awards had not already become vested pursuant to the terms of the incentive plan or similar arrangement on account of the merger, and the stock options that vest under the employment agreement will remain exercisable until the last date on which the original option was scheduled to expire (without regard to whether the termination of Mr. Lebda's employment would have resulted in a shorter exercise period). Additionally, on the later of the effective date of the merger or the date on which the grant is approved by the compensation committee of USA's board of directors, Mr. Lebda will receive 50,000 restricted stock units with respect to USA common stock, which stock units will have the same terms and conditions as provided for in grants of restricted stock units to other business unit heads and senior executive officers of USA in February 2003. On or before the day immediately following the effective date of the merger, Mr. Lebda will receive 4.25% of the common stock of the surviving corporation in the form of restricted shares, subject to the terms of a Restricted Share Grant and Shareholders' Agreement (see "—Restricted Share Grant and Shareholders' Agreement" below). Following the effective date of the merger, Mr. Lebda will be evaluated annually for future equity incentives in a manner consistent with the evaluation provided for similarly situated executives of USA and its subsidiaries after taking into consideration Mr. Lebda's total incentive compensation opportunities.

        During the term, Mr. Lebda will be eligible to participate in welfare, health and life insurance and pension benefit and incentive programs adopted by the surviving corporation on the same basis as that provided to similarly situated employees of the surviving corporation generally, including but not limited to business expense reimbursement and paid vacation.

  Severance

        If Mr. Lebda's employment is terminated during the term by the surviving corporation without "cause" (and other than by reason of his death or disability) or is terminated by Mr. Lebda for "good reason" (as those terms are defined in the agreement), subject to Mr. Lebda's execution and non-revocation of a release and compliance with the restrictive covenants described below, the surviving corporation will continue to pay Mr. Lebda his salary for the remainder of the term. The surviving corporation will also pay Mr. Lebda any portion of his accrued but unpaid base salary through the date of termination and any compensation previously earned but deferred by Mr. Lebda (together with any interest or earnings) that has not yet been paid.

  Restrictive Covenants

        Pursuant to the agreement, Mr. Lebda is bound by a covenant not to compete with LendingTree's businesses (or its subsidiaries or affiliates) and a covenant not to solicit LendingTree's employees or business partners (or USA's subsidiaries or affiliates), each of which covenants apply during the term of his employment and for two years after termination of employment for any reason. In addition, Mr. Lebda agreed not to use or disclose any confidential information of LendingTree or its affiliates.

  Employment Agreement between Forest Merger Corp. and Thomas Reddin

        As of May 5, 2003, Mr. Reddin entered into an employment agreement with Forest Merger Corp. setting forth the material terms of his employment following the completion of the merger. The agreement becomes effective upon completion of the merger (except for the restrictive covenants described below, which became effective as of May 5, 2003) and will remain in effect until the fifth anniversary of the merger, provided that the agreement requires the surviving corporation and Mr. Reddin to enter into good faith negotiations to extend the term of the agreement if Mr. Reddin provides notice to the surviving corporation of his desire to do so between eight and six months prior to the fifth anniversary of the merger. Upon completion of the merger, this employment agreement supersedes all other employment agreements to which Mr. Reddin is a party, including Mr. Reddin's employment continuity agreement and employment agreement with LendingTree. This employment agreement will become null and void if the merger agreement is terminated, and Mr. Reddin's employment continuity agreement and employment agreement with LendingTree will become immediately effective and binding.

  Position

        During the term, Mr. Reddin will serve as President and Chief Operating Officer of the surviving corporation, and will report to the chief executive officer of the surviving corporation.

  Place of Employment

        The agreement provides that Mr. Reddin's principal place of employment will be the surviving corporation's offices in Charlotte, North Carolina.

  Compensation

        During the term, Mr. Reddin will receive an annual base salary of $325,000, and will be eligible to receive a discretionary annual bonus in a manner consistent with similarly situated executives of USA's subsidiaries after taking into consideration his total incentive compensation opportunities. On the effective date of the merger, pursuant to the agreement, Mr. Reddin will become fully vested in all stock option awards that had been granted to him under a LendingTree stock incentive plan or similar arrangement, to the extent that such awards had not already become vested pursuant to the terms of the incentive plan or similar arrangement on account of the merger, and the stock options that vest under the employment agreement will remain exercisable until the last date on which the original option was scheduled to expire (without regard to whether the termination of Mr. Reddin's employment would have resulted in a shorter exercise period). On the later of the effective date of the merger or the date on which the grant is approved by the compensation committee of USA's board of directors, Mr. Reddin will receive 25,000 restricted stock units with respect to USA common stock, which stock units will have the same terms and conditions as provided for in grants of restricted stock units to other business unit heads and senior executive officers of USA in February 2003. On or before the day immediately following the effective date of the merger, Mr. Reddin will receive 1.5% of the common stock of the surviving corporation in the form of restricted shares, subject to the terms of a Restricted Share Grant and Shareholders' Agreement (see "—Restricted Share Grant and Shareholders' Agreement" below). Following the effective date of the merger, Mr. Reddin will be evaluated annually for future equity incentives in a manner consistent with the evaluation provided for similarly situated executives of USA and its subsidiaries after taking into consideration Mr. Reddin's total incentive compensation opportunities.

        During the term, Mr. Reddin will be eligible to participate in welfare, health and life insurance and pension benefit and incentive programs adopted by the surviving corporation on the same basis as that provided to similarly situated employees of the surviving corporation generally, including but not limited to business expense reimbursement and paid vacation.

  Severance

        If Mr. Reddin's employment is terminated during the term by the surviving corporation without "cause" (and other than by reason of his death or disability) or by Mr. Reddin for "good reason" (as those terms are defined in the agreement), subject to Mr. Reddin's execution and non-revocation of a release and compliance with the restrictive covenants described below, the surviving corporation will continue to pay Mr. Reddin his salary for the remainder of the term. The surviving corporation will also pay Mr. Reddin any portion of his accrued but unpaid base salary through the date of termination and any compensation previously earned but deferred by Mr. Reddin (together with any interest or earnings) that has not yet been paid.

  Restrictive Covenants

        Pursuant to the agreement, Mr. Reddin is bound by a covenant not to compete with LendingTree's businesses (or its subsidiaries or affiliates) and a covenant not to solicit LendingTree's employees or business partners (or USA's subsidiaries or affiliates) during the term of his employment and for two years after termination of employment for any reason. In addition, Mr. Reddin agreed not to divulge or use any confidential information of LendingTree or its affiliates.

Management Incentive Plan

        Under the terms of the LendingTree Management Incentive Plan, upon a change of control, (1) any performance period in progress will be deemed to have been completed, (2) the maximum level of performance for the performance period will be deemed to have been attained and (3) a pro rata portion of the awards granted for the performance period will be payable in cash within 10 business days following such change of control. As completion of the merger will constitute a change of control under the Management Incentive Plan, all such provisions will become operative and bonuses will be paid at the levels specified above.

Restricted Share Grant and Shareholders' Agreement

        On May 5, 2003, Forest Merger Corp., USA and Messrs. Lebda and Reddin entered into a Restricted Share Grant and Shareholders' Agreement, which provides for the grant of shares of the surviving corporation's common stock to the grantees no later than the day after the effective date of the merger, subject to certain restrictions. The grant of the restricted shares is subject to completion of the merger. Pursuant to the terms of the merger agreement, USA may cause the surviving corporation to issue awards of restricted shares upon completion of the merger up to an aggregate of 10% of the outstanding common stock of the surviving corporation to certain executive officers of LendingTree, including Messrs. Hall, Campbell and Cunliffe, with Mr. Lebda to receive 4.25% and Mr. Reddin to receive 1.5% of the outstanding shares of common stock of the surviving corporation, in each case subject to the conditions of the grant contained in the Restricted Share Grant and Shareholders' Agreement and such executive officer's continued employment on the date immediately following the effective time of the merger.

  Vesting

        The shares of restricted stock granted to the grantees will vest and no longer be subject to forfeiture according to the following schedule:

  •
  40% on the second anniversary of the date of grant;

  •
  20% on the third anniversary of the date of grant;

  •
  20% on the fourth anniversary of the date of grant; and

  •
  20% on the four and 1/2 anniversary of the date of grant.

        In the event that any of the grantee's employment is terminated without "cause" (other than by reason of his or her death or disability) or by the grantee for "good reason" (as these terms are defined in the agreement), then if less than one-third of his or her restricted shares are vested, then one-third of his or her restricted shares shall become vested. Additionally, if Mr. Lebda's employment is terminated without "cause" (other than by reason of his death or disability) or he terminates his employment for "good reason" (as defined in the agreement), then all of his unvested restricted shares will become vested. All unvested restricted shares held by the grantees will become immediately vested upon a "change of control" of the surviving corporation (as defined in the agreement).

  Put and Call Rights

  USA Call Right

        Within 60 days of the availability of the final financial results of the surviving corporation for the fiscal year of the corporation ending immediately following the seventh anniversary of the closing of the merger and within 60 days of the availability of final financial results for each subsequent anniversary of the closing date, USA has a right to purchase all of the restricted shares held by any grantee at a specified "appraisal value" (as defined in the agreement). For purposes of the agreement, appraisal value means the fair market value of the common stock of the surviving corporation, based on industry practice and valuation methodologies for a business of the type maintained by the surviving corporation, taken as a whole divided by the aggregate number of all shares of common stock then outstanding, taking into account the capital structure of the surviving corporation, including deducting from the value of the surviving corporation the then-accrued value of the outstanding shares of series A preferred stock of the surviving corporation plus accrued dividends on such series A preferred stock.

  Grantee Put Right

        Within 60 days of the availability of the final financial results of the surviving corporation for the fiscal year of the corporation ending immediately following the fifth anniversary of the closing of the merger and within 60 days of the availability of final financial results for each subsequent anniversary of the closing date, the chief executive officer (or the next most senior officer holding restricted shares, if the chief executive officer does not hold any) has the right to require USA to purchase all of the restricted shares of each grantee at appraisal value.

        Upon a termination of a grantee's employment, the appraisal value of all vested shares held by the grantee will be determined as of the end of the fiscal year in which the termination of employment occurs, and the grantee's vested shares will only represent the right to receive the appraisal value as of such fiscal year. USA will cause the appraisal value to be paid to the grantee following the fifth anniversary of completion of the merger on or about the time that the grantee puts described above are paid to other grantees following the fifth anniversary (or if puts are not being paid to other grantees at that time, payment will be made to the grantee within 30 days following the fifth anniversary of the merger date).

  Come Along and Take Along Rights

        Except with respect to certain specified events, USA may not transfer more than 50% of the outstanding common shares of the surviving corporation to a person other than the surviving corporation, the grantees or any affiliate of USA without first notifying the grantees and allowing the most senior officer among the grantees to elect to sell all of the vested shares held by the grantees on the same terms. Upon the occurrence of a transfer of the common stock of the surviving corporation to a person other than the surviving corporation, the grantees or any affiliate of USA, USA may cause the grantees to sell his or her restricted shares on the same terms as USA is selling its shares.

  USA Purchase Option

        USA may purchase any restricted shares that are forfeited to the surviving corporation. The fair market value of any restricted shares so purchased is applied to reduce deemed unpaid dividends on the series A preferred stock, or, if the fair market value exceeds the accrued dividends, then also to redeem USA's shares of series A preferred stock.

  IPO

        In the event of an initial public offering of the surviving corporation, none of the provisions relating to puts and calls and come alongs and take alongs will be applicable to the grantee's shares. For purposes of the agreement, an "initial public offering" generally means the closing of a sale of common stock or other equity securities of the surviving corporation in a firm commitment, underwritten public offering under the Securities Act of 1933 in which the securities (including the restricted shares) are listed on a stock exchange or authorized for trading through Nasdaq. In addition, each of the grantees has agreed to enter into a "lockup agreement" in connection with any initial public offering of the surviving corporation, if requested to do so by the underwriter for such offering.

  Termination

        The agreement is terminated if the merger agreement is terminated.

Indemnification of Directors and Officers; Directors' and Officers' Insurance

        The merger agreement provides that LendingTree will continue to indemnify each of the present and former directors and officers of LendingTree after the completion of the merger and will maintain for their benefit directors' and officers' insurance for six years following the completion of the merger (see "The Merger Agreement—Covenants—Indemnification; Insurance").

THE MERGER AGREEMENT

        This section of the proxy statement/prospectus describes certain aspects of the merger agreement and the proposed merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix B to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus by reference. We urge you to read the merger agreement carefully in its entirety.

General Terms of the Merger Agreement

        On May 5, 2003, USA, LendingTree and Forest Merger Corp. (a transitory subsidiary incorporated to effect the merger) entered into an Agreement and Plan of Merger, or the merger agreement. The merger provided for by the merger agreement will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law. We refer to the effective time of the merger in this document as the effective time or the closing of the merger.

        At the effective time, Forest Merger Corp. will be merged with and into LendingTree, with LendingTree surviving as a wholly owned subsidiary of USA, and the separate existence of Forest Merger Corp. will cease. We sometimes refer to LendingTree following the completion of the merger as the surviving corporation. At the effective time, the certificate of incorporation of the surviving corporation will be amended and restated in its entirety in a form agreed upon by USA and LendingTree (contained in Appendix E to this proxy statement/prospectus), and the bylaws of Forest Merger Corp. will become the bylaws of the surviving corporation. At the effective time, the directors of Forest Merger Corp. will become the initial directors of the surviving corporation, and the officers of LendingTree will continue as the officers of the surviving corporation.

Treatment of Securities in the Merger

  LendingTree Common Stock and Preferred Stock

        The merger agreement provides that each share of LendingTree common stock outstanding immediately prior to the effective time will at the effective time be converted into the right to receive 0.6199 of a fully paid and nonassessable share of USA common stock (which, together with the cash in lieu of any fractional share of USA common stock described below, we refer to as the common merger consideration). However, any shares of LendingTree common stock held in the treasury of LendingTree or owned by USA will be cancelled without any payment for those shares.

        In addition, each share of LendingTree preferred stock outstanding immediately prior to the effective time (other than shares as to which appraisal rights have been properly exercised) will, at the effective time be converted into the right to receive the shares of USA common stock that the holder would have received had the shares of LendingTree preferred stock been converted into LendingTree common stock immediately before the merger (which, together with the cash in lieu of fractional shares described below, we refer to as the preferred merger consideration, and together with the common merger consideration, we refer to as the merger consideration). However, any shares of LendingTree preferred stock held in the treasury of LendingTree or owned by USA will be cancelled without any payment for those shares. The exact number of shares of USA common stock that a holder will receive in exchange for each share of LendingTree preferred stock depends on the date we complete the merger, because under LendingTree's certificate of incorporation the formula for calculating the number of shares of LendingTree common stock into which each share of LendingTree preferred stock is convertible takes into account the amount of accrued dividends on the LendingTree preferred stock from the last dividend payment date through the conversion date. The minimum number of shares of USA common stock that a holder will receive in exchange for each share of LendingTree preferred stock is approximately 0.6726 of a share of USA common stock (if we complete the merger on a quarterly dividend payment date) and the maximum is approximately 0.6859 of a share of USA common stock (if we complete the merger on the last day before a quarterly dividend payment date), since each share of LendingTree preferred stock is convertible into between approximately 1.0850 and approximately 1.1065 shares of LendingTree common stock, depending on the conversion date. If we complete the merger, holders of shares of LendingTree preferred stock will not receive any regularly scheduled quarterly dividends on such shares with a payment date on or after the effective date of the merger.

        USA will not issue any fractional shares of USA common stock in the merger; instead, a cash payment will be made to the holders of shares of LendingTree common stock and/or LendingTree preferred stock who would otherwise be entitled to receive a fractional share of USA common stock. See "—Cash Instead of Fractional Shares."

        As a result of the merger, all shares of LendingTree common stock and LendingTree preferred stock will no longer be outstanding and will be cancelled.

        If, between the date of the merger agreement and the effective time, the outstanding shares of USA common stock or LendingTree common stock or LendingTree preferred stock are changed into a different number of shares or a different class by reason of any reclassification, recapitalization, reorganization, split-up, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, USA common stock or LendingTree common stock or preferred stock), stock combination, exchange of shares, readjustment or otherwise, then the exchange ratio will be adjusted to preserve the economic effect of the merger to LendingTree stockholders.

  Forest Merger Corp. Common Stock

        At the effective time, all outstanding shares of common stock of Forest Merger Corp. will be automatically converted into (1) a number of shares of Series A preferred stock, par value $0.01 per share, of the surviving corporation having a liquidation preference of $734,500,000, and (2) a number of shares of common stock, par value $0.01 per share, of the surviving corporation equal to the excess of 1,000 over the aggregate number of shares of the surviving corporation's common stock that are sold to specified members of LendingTree's senior management. In the aggregate, we expect the surviving corporation will sell 100 shares of its common stock to those individuals, subject to the terms and restrictions of the Restricted Share Grant and Shareholders' Agreement (see "Interests of Certain Persons in the Merger—Restricted Share Grant and Shareholders' Agreement"), or 10% of the common equity of the surviving corporation. The remainder of the common equity of the surviving corporation will be held by USA.

  LendingTree Stock Options and Other Equity-Based Awards

        Each outstanding option to purchase shares of LendingTree common stock granted under LendingTree's employee and director stock plans, but excluding the Employee Stock Purchase Plan, at the effective time, will be converted into an option to purchase shares of USA common stock on the same terms and conditions as were applicable under the original LendingTree stock option. The number of shares of USA common stock subject to each newly converted USA stock option will be the number of shares of LendingTree common stock subject to the LendingTree stock option immediately before the effective time multiplied by 0.6199, rounded, if necessary, to the nearest whole share of USA common stock, and such USA stock option will have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in the original LendingTree stock option divided by 0.6199. In the case of any LendingTree stock option to which Section 421 of the Internal Revenue Code applies immediately before the effective time by reason of its qualification under Section 422 of the Internal Revenue Code, the exercise price, the number of shares of USA common stock subject to the converted stock option and the terms and conditions of exercise of the stock option will be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code.

        LendingTree will take such actions as are necessary to provide that (1) participation in the LendingTree Employee Stock Purchase Plan will be limited to those employees who were participants on May 5, 2003, (2) participants may not increase their payroll deduction election or purchase elections from those in effect on May 5, 2003, (3) if the effective time is prior to June 30, 2003, the Employee Stock Purchase Plan will terminate upon the effective time and all balances in Employee Stock Purchase Plan participant accounts will be delivered to participants as soon as practicable after the effective time in accordance with the terms of the Employee Stock Purchase Plan and (4) if the effective time is on or after June 30, 2003, (A) purchases will be made under the Employee Stock Purchase Plan with respect to the plan purchase periods ending on June 30, 2003 (however if the date on which the effective time occurs is scheduled to be June 30, 2003, such purchase period(s) will end on June 27, 2003), (B) any Employee Stock Purchase Plan purchase periods scheduled to commence on July 1, 2003 will be suspended pending consummation of the merger, during which time no payroll deductions will be made under the plan and (C) the Employee Stock Purchase Plan will terminate on the date we complete the merger.

  LendingTree Warrants

        Each warrant to purchase LendingTree common stock that is outstanding immediately before the effective time will, at the effective time, be assumed by USA and be converted into a warrant to purchase shares of USA common stock, on the same terms and conditions as were applicable under the applicable warrant agreement in effect at the effective time, except that: (1) each newly converted USA common stock warrant will be exercisable for a number of shares of USA common stock equal to the number of shares of LendingTree common stock subject to the LendingTree warrant immediately before the effective time multiplied by 0.6199, rounded, if necessary, to the nearest whole share of USA common stock and (2) the exercise price per share of USA common stock subject to each such newly converted USA warrant will be equal to the per share exercise price specified in the LendingTree warrant divided by 0.6199 (rounded to the nearest cent). However, as to any LendingTree warrant (1) that in connection with a merger permits LendingTree at its election to make payment of a cash sum in exchange for such warrant in lieu of exchanging the warrant for consideration based on the consideration to be received by holders of LendingTree common stock in such merger and (2) as to which USA has given LendingTree written notice not less than five business days before the effective time of USA's desire for LendingTree to effect such exchange for cash, LendingTree will exchange, or will cause to be exchanged, such LendingTree warrant for the cash amount specified in the warrant and LendingTree will otherwise comply with all of the provisions of the LendingTree warrant relating to such exchange.

Exchange of Certificates

  Exchange Agent

        USA will appoint an exchange agent to handle the exchange of LendingTree stock certificates for shares of USA common stock in the merger and the payment of cash for fractional shares that LendingTree stockholders otherwise would have received in the merger.

  Exchange Procedures

        Prior to the effective time, USA will deposit with the exchange agent, for the benefit of the holders of shares of LendingTree common stock and LendingTree preferred stock, certificates representing the shares of USA common stock issuable in the merger.

        As soon as practicable after the effective time, the exchange agent will mail to each holder of record of a LendingTree certificate a letter of transmittal and instructions for exchanging the holder's LendingTree certificates for the merger consideration. After receipt of the transmittal forms, each holder of a LendingTree certificate will be able to surrender his, her or its LendingTree certificate to the exchange agent, and the holder of a LendingTree certificate will receive in exchange a book-entry statement reflecting (or, if requested, certificates representing) that number of whole shares of USA common stock to which the holder of the LendingTree certificate is entitled, together with any cash which may be payable instead of fractional shares of USA common stock and any dividends or other distributions with respect to USA common stock having a record date and paid after the effective time. In the event of a transfer of ownership of shares of LendingTree common stock or LendingTree preferred stock which is not registered on the transfer records of LendingTree, a book-entry statement reflecting (or a certificate representing) the proper number of shares of USA common stock, any cash instead of fractional shares of USA common stock and applicable dividends and distributions may be issued and paid to a transferee if the LendingTree certificate representing the applicable LendingTree shares is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. The consideration to be issued in the merger will be delivered by the exchange agent as promptly as practicable following surrender of a LendingTree certificate and any other required documents. No interest will be payable on the merger consideration, regardless of any delay in making payments.

  Dividends and Other Distributions

        Holders of shares of LendingTree common stock or LendingTree preferred stock will not be entitled to receive any dividends or distributions payable by USA in respect of USA common stock until they exchange their LendingTree certificates for shares of USA common stock. After they deliver their LendingTree certificates to the exchange agent, those stockholders will receive, subject to applicable law, the amount of dividends or other distributions on USA common stock having a record date after the effective time previously paid and, at the appropriate payment date, the amount of dividends or other distributions on USA common stock with a record date after the effective time and a payment date after the surrender of such LendingTree certificates, without interest.

  Cash Instead of Fractional Shares

        No fractional shares of USA common stock will be issued upon the surrender of LendingTree certificates. No dividend or distribution will relate to any fractional share of USA common stock that would otherwise be issuable in the merger, and those fractional shares of USA common stock will not entitle the owner to any voting rights of a USA stockholder.

        Holders of shares of LendingTree common stock or LendingTree preferred stock otherwise entitled to fractional shares of USA common stock, if any, will receive a cash payment instead of the fractional share of USA common stock they would otherwise be entitled to receive upon surrender of their LendingTree certificates. Following completion of the merger, the exchange agent will determine the excess of the number of whole shares of USA common stock delivered to the exchange agent by USA for distribution to LendingTree stockholders over the aggregate number of whole shares of USA common stock to be distributed to LendingTree stockholders. The exchange agent will then, on behalf of the former LendingTree stockholders, sell the excess shares of USA common stock at the then-prevailing prices on the open market, in the manner provided for in the merger agreement, and make the proceeds available for distribution to the former holders of shares of LendingTree common stock and/or LendingTree preferred stock otherwise entitled to fractional shares of USA common stock upon surrender of their LendingTree certificates. USA will pay all commissions, transfer taxes and other associated out-of-pocket transaction costs relating to the sale by the exchange agent of shares of USA common stock.

  Return of Exchange Fund

        Any shares or cash held by the exchange agent on behalf of the former holders of shares of LendingTree common stock or LendingTree preferred stock that remains undistributed to the former LendingTree stockholders for one year after the effective time will be delivered to USA, upon demand, and USA will then act as exchange agent. After the second anniversary of the effective time, former LendingTree stockholders that have not validly exchanged LendingTree certificates for the merger consideration will be required to look as a general creditor only to USA for payment of the merger consideration, subject to applicable law.

        Each of the exchange agent, the surviving corporation and USA will be entitled to deduct and withhold from the consideration otherwise payable under the merger agreement to any holder of LendingTree certificates any amounts that it is required to deduct and withhold with respect to the making of such payments under the Internal Revenue Code and the rules and regulations promulgated under the Internal Revenue Code, or any provisions of state, local or foreign law. To the extent that amounts are so withheld by the exchange agent, the surviving corporation or USA, the withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of the shares of LendingTree common stock or LendingTree preferred stock, as the case may be, in respect of which the deduction and withholding was made.

  Lost Certificates

        In the event any certificate is lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the applicable merger consideration for which the certificate would have been exchanged under the merger agreement, provided that the person claiming that such certificate was lost, stolen or destroyed makes an affidavit of that fact and, if reasonably required by USA, posts a bond in such amount as USA may determine is reasonably necessary as indemnity against any claim that may be made against USA with respect to such certificate.

Representations and Warranties

        In the merger agreement, LendingTree and USA (along with Forest Merger Corp.) made representations and warranties to each other about their respective companies related to, among other things:

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  corporate organization and qualifications to do business;

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  capital structure;

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  corporate authority to enter into, and carry out the obligations under, the merger agreement and, in the case of LendingTree, the charter amendment;

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  approval of the merger agreement and related transactions by LendingTree's and USA's respective boards of directors;

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  absence of any breach of organizational documents, laws or certain material agreements as a result of the charter amendment, merger agreement and the merger, as applicable to USA and LendingTree;

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  required governmental consents and approvals;

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  compliance with laws;

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  documents filed with the SEC and the financial statements included in those documents;

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  tax matters;

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  accuracy of information supplied in this proxy statement/prospectus;

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  absence of undisclosed litigation;

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  absence of material adverse effects; and

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  conduct by either party other than as would occur in the ordinary course of business.

        LendingTree also made additional representations and warranties to USA and Forest Merger Corp. related to, among other things:

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  possession of permits and licenses needed to operate LendingTree's businesses;

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  adoption by LendingTree's board of directors of a resolution setting forth the charter amendment and declaring it advisable;

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  amendment and effect of LendingTree's stockholder rights agreement to provide that the rights issued under the stockholder rights agreement will have no effect on the consummation of the merger and will no longer be exercisable at or after the effective time of the merger;

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  intellectual property and proprietary rights;

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  payment of fees to brokers or investment bankers in connection with the merger;

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  material contracts;

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  absence of undisclosed liabilities;

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  insurance;

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  environmental liabilities;

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  state anti-takeover laws;

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  transactions with affiliates;

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  opinions of financial advisors;

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  employee benefit plans; and

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  compliance with the Sarbanes-Oxley Act of 2002.

        USA and Forest Merger Corp. have also made additional representations and warranties to LendingTree covering various matters relating to Forest Merger Corp.

        The representations and warranties given by LendingTree, USA and Forest Merger Corp. will not survive completion of the merger.

Covenants

        The merger agreement contains customary covenants as well as specific covenants relating to the conduct of the respective parties' businesses pending completion of the merger.

  Conduct of Business Prior to the Merger

        LendingTree agreed that, except as expressly contemplated or permitted by the merger agreement, LendingTree and any subsidiary will conduct their businesses in the ordinary course consistent with past practices, and will use reasonable best efforts to maintain and preserve intact their business organization and advantageous business relationships and to retain the services of their key officers and key employees. In addition, subject to certain exceptions, LendingTree has agreed (as to itself and its subsidiary) that, without USA's prior consent, it will not take any of the following actions prior to the completion of the merger:

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  incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loan or advance;

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  declare or pay any dividends or make other distributions on any of its capital stock (other than quarterly dividends on the LendingTree preferred stock, which LendingTree will pay in cash) or redeem or purchase any shares of capital stock;

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  adjust, split, combine or reclassify its capital stock;

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  grant any right to acquire any shares of its capital stock;

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  issue any additional shares of capital stock except (1) upon the exercise of stock options under LendingTree's stock incentive plans, (2) upon the conversion of shares of LendingTree preferred stock into LendingTree common stock or the exercise of LendingTree warrants, in each case issued and outstanding as of May 5, 2003 and in accordance with the terms of the applicable instruments or (3) under the Employee Stock Purchase Plan in accordance with the terms of the plan and the merger agreement;

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  amend the terms of any LendingTree warrant;

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  amend or terminate LendingTree's stockholder rights agreement;

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  sell, transfer, mortgage, encumber or otherwise dispose of any of its lines of business, material properties or assets to any person, other than to a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except pursuant to contracts or agreements in force as of May 5, 2003;

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  except pursuant to contracts or agreements in force on May 5, 2003, make any material investment or acquisition, whether by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person other than a wholly owned subsidiary of LendingTree;

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  except for transactions in the ordinary course of business consistent with past practice which would not reasonably be expected to have a material adverse effect on LendingTree, terminate, amend or waive any material provision of any LendingTree material contract, or make any material change in any instrument or agreement governing the terms of any lease or contract other than normal renewals of contracts and leases without material adverse changes of terms;

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  except in the ordinary course of business (other than for directors or officers of LendingTree) and at times and in amounts consistent with past practice, or to the extent required by law or an existing agreement, increase in any manner the compensation or benefits of any of its employees, directors, consultants, independent contractors or service providers and other similar restrictions;

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  settle any material claim, action or proceeding;

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  amend its certificate of incorporation or its bylaws or enter into any agreement with its stockholders in their capacity as such;

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  other than in the ordinary course of business consistent with past practice, sell or enter into contracts relating to intellectual property or marketing or distribution rights with respect to material products of LendingTree or its subsidiaries;

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  enter into any "non-compete" or similar agreement that would materially restrict the businesses of the surviving corporation or its subsidiaries following the effective time or that would in any way restrict the businesses of USA and its subsidiaries (excluding the surviving corporation and its subsidiaries);

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  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

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  implement or adopt any change in its accounting principles, practices or methods, other than as consistent with or as may be required by law, generally accepted accounting principles or regulatory guidelines;

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  settle or compromise any material liability for taxes, file any material tax return, make any material tax election or change any method of accounting for tax purposes;

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  enter into any new, or amend or otherwise alter any current, transaction with affiliates of LendingTree; or

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  agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by any of the above covenants.

        The term "material adverse effect," as used in the merger agreement, refers, with respect to LendingTree or USA, as the case may be, to any change or effect that is or would reasonably be expected to be materially adverse to (1) the businesses, operations, results of operations or financial condition of such party and its subsidiaries taken as a whole or (2) the ability of such party to consummate the transactions contemplated by the merger agreement in a timely manner; except that a material adverse effect will not be deemed to include the impact of any change or effect relating to or arising from the execution, announcement or consummation of the merger agreement and the transactions contemplated by the merger agreement, including any impact on relationships, contractual or otherwise, with customers, suppliers or employees.

        USA has agreed that, prior to the completion of the merger:

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  USA will not adopt any amendments to its certificate of incorporation that would materially adversely affect the terms and provisions of the USA common stock or the rights of the holders of shares of USA common stock without LendingTree's prior consent;

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  neither USA nor any of its affiliates, without LendingTree's consent, will, directly or indirectly, except under the merger agreement or the voting agreements, purchase or otherwise acquire any LendingTree securities or otherwise intentionally vote or acquire the right to vote LendingTree securities;

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  USA will cause Forest Merger Corp. to perform its obligations under the merger agreement; and

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  USA will not take any affirmative action to cause the delisting of the USA common stock from Nasdaq, unless, contemporaneously, USA common stock has been approved for listing on the New York Stock Exchange.

  Acquisition Transactions

        LendingTree agreed in the merger agreement not to initiate, solicit, negotiate, knowingly encourage or provide confidential information to facilitate any proposal or offer to acquire more than twenty-five percent (25%) of the business, properties or assets of LendingTree and its subsidiaries, or capital stock of LendingTree or any of its subsidiaries representing more than fifteen percent (15%) of the total voting power of all of such entity's voting securities, in each case whether by merger, purchase of assets, tender offer or otherwise (we refer to a transaction that meets these criteria an as acquisition transaction). However, before obtaining the required approvals by LendingTree's stockholders of the merger agreement and the charter amendment:

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  LendingTree or its board of directors may furnish confidential or non-public information to, and negotiate with, the potential acquirer (provided that LendingTree has received from the potential acquirer a confidentiality agreement containing terms at least as stringent in all material respects as the confidentiality agreement entered into with USA) in response to an unsolicited bona fide written offer or proposal for a potential or proposed acquisition transaction (which we refer to in this document as an acquisition proposal) which the board of directors of LendingTree determines, in good faith (1) after consultation with its independent financial advisor, would reasonably be expected to result (if consummated pursuant to its terms and which consummation is reasonably possible) in an acquisition transaction more favorable to LendingTree's stockholders than the USA merger (we refer to such an acquisition proposal as a qualifying proposal) and (2) after having received and considered the advice of, and after consultation with, its independent, outside legal counsel, the failure to take such action would constitute a breach of the fiduciary duties of the LendingTree board of directors under applicable law, and

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  LendingTree or its board of directors may resolve to accept, or recommend, and, upon termination of the merger agreement in accordance with the applicable termination provision and after payment to USA of the required fee, enter into agreements relating to, a qualifying proposal as to which the board of directors of LendingTree has determined in good faith (1) after consultation with its independent financial advisor would result in an acquisition transaction more favorable to LendingTree's stockholders than the USA merger and is reasonably capable of being financed and consummated and (2) after having received and considered the advice of, and after consultation with, its independent, outside legal counsel, the failure to take such action would constitute a breach of the fiduciary duties of the LendingTree board of directors under applicable law (in this document we refer to such a qualifying proposal as a superior proposal).

        In addition, LendingTree's board of directors is permitted to take and disclose to LendingTree's stockholders a position contemplated by Rule 14e-2 under the Exchange Act or otherwise make disclosure required by the federal securities laws or the board's fiduciary duties, as determined in good faith by the LendingTree board of directors.

        LendingTree agreed in the merger agreement promptly to notify USA after receipt of any acquisition proposal, substantive indication of interest or request for non-public information relating to LendingTree in connection with an acquisition proposal or for access to the properties, books or records of LendingTree or any subsidiary by any person that after the date merger agreement informs the board of directors of LendingTree or such subsidiary that it is considering making, or has made, an acquisition proposal. LendingTree agreed promptly to keep USA informed orally and in writing of any material changes or developments with respect to any activities or discussions relating to an acquisition proposal.

        LendingTree also agreed in the merger agreement immediately to cease and terminate any activities, discussions or negotiations conducted prior to the date of the merger agreement with any parties other than USA with respect to any of the above activities, and agreed not to waive any standstill or confidentiality provisions. LendingTree is required promptly to provide to USA any information regarding LendingTree or its subsidiaries provided after the date of the merger agreement to any person making an acquisition proposal, unless such information has been previously provided to USA.

  LendingTree Stockholder Approval

        LendingTree has agreed to use its reasonable best efforts to cause a special meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the required stockholder approvals of the merger agreement and the charter amendment. LendingTree's board of directors is required to use its reasonable best efforts to obtain from its stockholders the votes required by Delaware law or LendingTree's charter in favor of the approval of the merger agreement and the charter amendment and any other related matters required to be approved in connection with the merger, and to recommend to LendingTree's stockholders that they so vote at the stockholder meeting or any adjournment or postponement of the meeting. However, LendingTree's board of directors will not be required to use its reasonable best efforts to obtain those approvals or to make or continue to make such recommendations if LendingTree's board of directors, after having received and considered the advice of, and after consultation with, its independent, outside legal counsel, determines that such action would cause the members of LendingTree's board of directors to breach their fiduciary duties under applicable law. Unless the merger agreement is earlier terminated, LendingTree is required to submit the merger agreement and charter amendment proposal to its stockholders for approval at a duly held stockholder meeting, whether with or without the recommendation of its board of directors.

  Nasdaq Quotation

        USA has agreed to use its reasonable best efforts to cause the shares of USA common stock issuable in the merger (including the shares of USA common stock reserved for issuance upon exercise of converted LendingTree stock options and LendingTree warrants) to be eligible for quotation on Nasdaq (or other national market or exchange on which USA common stock is then traded or quoted) before the effective time.

  Indemnification; Insurance

        For six years after the effective time, USA will cause to be maintained in effect the directors' and officers' liability insurance policies currently maintained by LendingTree (however USA may substitute similar policies containing terms that are not less advantageous in any material respect issued by a reputable insurance company) covering matters or events occurring before the effective time to the extent available. However, USA and its affiliates are not required to expend more than an amount per year equal to 300% of current annual premiums paid by LendingTree to maintain this insurance coverage, and, if the annual premiums of such insurance coverage exceed the maximum amount, USA will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

        From and after the effective time, the surviving corporation will indemnify and hold harmless each present and former director and officer of LendingTree or any of its subsidiaries, determined as of the effective time, against any costs (including reasonable attorneys' fees), judgments incurred in connection with any threatened, pending or completed claim, action or suit existing or occurring at or before the effective time. The surviving corporation will assume all rights of the indemnified parties to indemnification and exculpation from liabilities for acts or omissions occurring at or before the effective time as provided in the respective charter or bylaws (or comparable organizational documents) of LendingTree or any of its subsidiaries as in effect on the date of the merger agreement. Any indemnification agreements or arrangements of LendingTree or any of its subsidiaries provided to USA prior to the date of the merger agreement will survive the merger and will continue in full force and effect in accordance with their terms. The rights of the indemnified parties under these agreements will not be amended in any manner that would adversely affect those rights, unless the modification is required by law.

        For six years after the effective time, (1) the charter and bylaws of the surviving corporation will contain provisions no less favorable to the indemnified parties described above with respect to indemnification and to limitation of certain liabilities of directors and officers than are contained as of the date of the merger agreement in LendingTree's charter and bylaws, and (2) the charter and bylaws (or comparable organizational documents) of each subsidiary of the surviving corporation will contain the current provisions regarding indemnification of directors and officers. These provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the indemnified parties under those instruments.

        In the event that USA or the surviving corporation or their respective successors or assigns (1) consolidate with or merge into another person and are not the continuing or surviving corporation or entity of such consolidation or merger or (2) transfer or convey all or substantially all of their properties and assets to any person, then USA and the surviving corporation will ensure that proper provision be made so that the successors and assigns of USA or the surviving corporation assume the obligations of USA and the surviving corporation in the merger agreement relating to indemnification of directors and officers of LendingTree and its subsidiaries.

  Employee Matters

        From and after the effective time, USA has agreed to cause the surviving corporation to fulfill all employment, bonus, consulting, termination, severance, change in control and indemnification agreements that had been disclosed to USA as of the date of the merger agreement to which LendingTree or any subsidiary was a party. The surviving corporation may amend, suspend or terminate any of these agreements to the extent permitted under the terms of the agreement. For at least one year from the effective time, USA agreed in the merger agreement that LendingTree employees who remain in the employ of the surviving corporation will be offered benefit plan participation and coverage (other than incentive plan participation and coverage) at levels that are reasonably comparable (or better), on an aggregate basis, to those currently in effect under LendingTree's benefit plans.

        USA and the surviving corporation will cause their respective employee benefit and compensation plans that cover any of LendingTree's employees who remain employed by the surviving corporation as of the effective time to count service that has been recognized by LendingTree and its affiliates, without duplication of benefits, for purposes of determining eligibility to participate and vesting, but not benefit accrual, to the same extent such service was recognized under any similar LendingTree benefit plan. However, the obligations of USA and the surviving corporation described in the previous sentence will not apply to newly established plans for which prior service is not taken into account.

        With respect to benefit plans that would otherwise be applicable to newly hired employees, USA and the surviving corporation will cause all waiting periods and pre-existing conditions and proof of insurability provisions for all conditions that any LendingTree employee who remains employed by the surviving corporation as of the effective time has as of the effective time to be waived for such employee to the same extent such provisions are waived or satisfied under LendingTree's benefit plans for the year in which the merger occurs. USA and the surviving corporation will give any LendingTree employee who remains employed by the surviving corporation as of the effective time credit, for purposes of USA's and the surviving corporation's vacation and/or other paid leave benefit programs, for such employee's accrued and unpaid vacation and/or paid leave balance as of the effective time.

  Share Issuance

        On the date immediately following the effective time, USA will cause the surviving corporation to sell shares of its common stock to specified members of LendingTree's senior management, subject in each case to such individual continuing to be employed by LendingTree immediately prior to the effective time and provided that such individual has not taken any action that would constitute grounds for termination for "cause" pursuant to such individual's employment agreement. In the aggregate, the shares of the surviving corporation sold to these individuals will comprise 100 shares of common stock, subject to the terms and restrictions of the Restricted Share Grant and Shareholders' Agreement (see

page 66), or 10% of the common equity of the surviving corporation. The remainder of the common equity of the surviving corporation will be held by USA.

  Additional Covenants

        LendingTree and USA have agreed to other customary covenants in the merger agreement, relating to, among other matters:

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  access to information, and confidential treatment of that information;

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  tax matters;

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  actions that would result in a material breach of any of the representations and warranties or covenants set forth in the merger agreement;

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  the preparation of this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part;

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  the taking of specified actions to facilitate completion of the merger and the other transactions contemplated by the merger agreement, and the taking of additional actions after the effective time that are necessary or desirable to carry out the purposes of the merger agreement;

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  the obtaining of any consents or approvals necessary in order to complete the merger and the other transactions contemplated by the merger agreement;

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  LendingTree's efforts to cause its affiliates to deliver to USA the written agreements described above under "The Merger—Resale of USA Common Stock";

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  notification to the other parties to the merger agreement of specified matters prior to completion of the merger;

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  the agreement not to take actions that would jeopardize qualification of the merger as a reorganization under U.S. tax laws, and to employ reasonable efforts to obtain tax opinions of counsel;

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  public announcements related to the merger and the other transactions contemplated by the merger agreement; and

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  actions to exempt the acquisition and disposition of securities in connection with the merger under Rule 16b-3 of the Exchange Act.

Conditions to the Merger

        The respective obligations of USA and LendingTree to effect the merger, and the charter amendment in the case of LendingTree, are subject to the satisfaction or waiver of a number of customary conditions before completion of the merger, including all of the following:

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  LendingTree's stockholders must approve the merger agreement by the required vote.

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  LendingTree's stockholders must have approved the charter amendment by the required votes, and a certificate of amendment must have been duly filed with the Secretary of State of the State of Delaware to effect the charter amendment.

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  The shares of USA common stock issuable to LendingTree stockholders in the merger (including the shares of USA common stock reserved for issuance upon exercise of converted LendingTree stock options and LendingTree warrants) must have been authorized for quotation on the Nasdaq Stock Market (or other national exchange on which USA common stock is then quoted or listed).

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  The waiting period (and any extension) applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, must have expired or been terminated.

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  All notifications, consents, authorizations or other approvals required to be made with or obtained from any governmental entity before completion of the merger (1) under applicable U.S. state insurance and consumer lending laws and other federal, state and local laws regulating real estate brokers or agents, real estate brokerage referral services or exchanges, mortgage brokers or agents, mortgage bankers, lending, servicing loans or selling of credit or other insurance for or relating to the operation of LendingTree's businesses in California, Florida, Illinois, Massachusetts, Michigan, New Jersey, New York, Pennsylvania, Texas and Virginia, and in such other states which, when taken together with the listed ten states, represent at least 95% of LendingTree's consolidated revenues for 2002 or (2) where the failure to obtain the required authorization or other consent would have a material adverse effect on either LendingTree or USA. However, this condition applies to LendingTree's obligation to complete the merger and effect the charter amendment only to the extent that the failure to make or obtain the notification, consent, authorization or approval would make consummation of the merger an illegal act by LendingTree.

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  The registration statement of which this proxy statement/prospectus forms a part shall have become effective under the Securities Act and no stop order suspending that effectiveness will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC.

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  No injunction, statute, rule, regulation, order, injunction or decree will have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, materially restricts or makes illegal consummation of the merger, and no governmental entity will have instituted any proceeding or be threatening to institute any proceeding seeking such an order, injunction or decree.

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  LendingTree and USA will have received written opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, respectively, dated as of the closing date of the merger, to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

        The obligations of LendingTree to effect the merger and the charter amendment are subject to the satisfaction or waiver of a number of additional conditions, including all of the following:

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  The representations and warranties of USA and Forest Merger Corp. made in the merger agreement will be, as of the closing date of the merger, true in all material respects (in the case of representations not qualified by materiality) and in all respects (in the case of representations qualified by materiality) as to the following subjects: corporate organization, capitalization, authority to enter into the merger agreement, financial statements, governmental consents and approvals, the conduct of Forest Merger Corp., certain tax matters, the veracity of matters disclosed in this proxy statement/prospectus and the absence of any material adverse effect with respect to USA since December 31, 2002.

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  The representations by USA and Forest Merger Corp. other than those described in the preceding bullet will (without giving effect to any materiality qualifier) be true and correct as of the closing date of the merger except for such failures to be true and correct that would not, individually or in the aggregate, have a material adverse effect on USA.

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  USA and Forest Merger Corp. will have performed in all material respects all obligations required to be performed by each of them under the merger agreement at or prior to the effective time, and LendingTree will have received certificates signed on behalf of USA by an appropriate executive officer of USA to that effect.

        The obligations of USA to effect the merger are subject to the satisfaction or waiver of a number of additional conditions, including all of the following:

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  The representations and warranties of LendingTree made in the merger agreement will be, as of the closing date of the merger, true and correct in all material respects (in the case of representations not qualified by materiality) and in all respects (in the case of representations qualified by materiality) as to the following subjects: corporate organization, capitalization, authority to enter into the merger agreement and to adopt the charter amendment, LendingTree's stockholder rights agreement, financial statements, the absence of any material adverse effect with respect to LendingTree since December 31, 2002, undisclosed legal proceedings, certain tax matters, certain employee benefits matters, compliance with applicable laws, possession of necessary permits and licenses, ownership of intellectual property, material contracts, undisclosed liabilities, compliance with certain provisions of the Delaware General Corporation Law governing takeovers, transactions with affiliates and obtaining opinions from LendingTree's financial advisors.

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  The representations by LendingTree other than those described in the preceding bullet will (without giving effect to any materiality qualifier) be true and correct as of the closing date of the merger except for such failures that would not, individually or in the aggregate, have a material adverse effect on LendingTree.

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  LendingTree will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time, and USA will have received certificates signed on behalf of LendingTree by its Chief Executive Officer and its Chief Financial Officer to that effect.

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  LendingTree's Chief Executive Officer and Chief Operating Officer, as of May 5, 2003, will continue to be employed by LendingTree in those positions, there will exist no reasonable basis to believe that each such executive will not continue to be employed by the surviving corporation following the merger and neither of such individuals will have taken any action that would constitute "cause" for termination under his employment agreement (unless as a result of death or disability of one (but not both) of such executives).

Termination of the Merger Agreement; Effects of Termination

        The merger agreement may be terminated at any time before the effective time:

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  By the mutual written consent of USA and LendingTree.

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  By either USA or LendingTree if any governmental entity that must grant a regulatory approval described as a condition to closing under "—Conditions to the Merger" has denied approval of the merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement.

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  By LendingTree (provided that LendingTree is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if there has been a breach by USA or Forest Merger Corp. of its covenants or agreements or its representations or warranties set forth in the merger agreement, which is not cured as promptly as practicable and in any case within 30 days following written notice by LendingTree to USA or which by its nature or timing cannot be cured prior to the closing date of the merger.

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  By USA (provided that neither USA nor Forest Merger Corp. is then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if

    (1) there has been a breach by LendingTree of its covenants or agreements or its representations or warranties set forth in the merger agreement, or (2) there has been a material breach (including any prohibited transfer or other disposition of any LendingTree securities) by any party (other than USA) to a voting agreement entered into in connection with the merger agreement, and which, in either case, is not cured as promptly as practicable and in any case within 30 days following written notice by USA to LendingTree or which by its nature or timing cannot be cured prior to the closing date of the merger.

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  By LendingTree if prior to receipt of the required stockholder approvals of the merger agreement and the proposed charter amendment (1) LendingTree receives a "superior proposal," (2) LendingTree has promptly notified USA of its intention to terminate the merger agreement (such notice to be accompanied by full details of the terms and conditions of the superior proposal) and has otherwise complied with its obligations described under "—Acquisition Transactions," (3) if requested by USA within two business days after its receipt of the full details of the terms and conditions of the superior proposal, LendingTree has negotiated during the following five business days with USA to make such adjustments in the terms and conditions of the merger agreement as would enable LendingTree to proceed with the merger on such adjusted terms, and notwithstanding such negotiations and adjustments, the board of directors of LendingTree concludes, in its good faith judgment, that the transactions contemplated by the merger agreement on such terms as adjusted, are not at least as favorable to the stockholders of LendingTree as the superior proposal and (4) the board of directors of LendingTree thereafter resolves to accept the superior proposal after having received and considered the advice of, and after consultation with, its independent, outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of LendingTree's board of directors under applicable law. If USA's proposal under clause (3) above is at least as favorable to the stockholders of LendingTree as the superior proposal, the merger agreement will promptly be amended to reflect such terms and LendingTree will no longer have the right to terminate the merger agreement under this provision with respect to the original superior proposal.

  Termination of the merger agreement by LendingTree under this provision will not be effective until LendingTree has made payment to USA of a fee of $25 million.

  •
  By USA, if the board of directors of LendingTree has failed to recommend, or has withdrawn, or modified in any respect materially adverse to USA, its approval or recommendation of the merger agreement or has resolved to take any such action, or has recommended another "acquisition proposal" or if the board of directors of LendingTree has resolved to accept a superior proposal or has failed publicly to affirm its approval or recommendation of the merger agreement within ten days of USA's request made after any acquisition proposal has been disclosed to LendingTree's stockholders generally.

  If LendingTree terminates the merger agreement under this provision, LendingTree must pay USA a fee of $10 million within two business days of such termination, and an additional $15 million on the earliest to occur of the one-year anniversary of the termination date, the date that LendingTree, directly or indirectly, enters into a definitive agreement for an "acquisition transaction" or the date that an acquisition transaction is consummated.

  •
  By USA or LendingTree if the stockholders of LendingTree fail to approve the merger agreement upon a vote held at a duly held meeting of stockholders called for that purpose (including any adjournment or postponement).

  If LendingTree or USA terminates the merger agreement under this provision, LendingTree must pay USA a fee of $25 million if (1) at the time of the LendingTree stockholder meeting an acquisition proposal involving more than thirty-three percent (33%) of the business, properties or assets of LendingTree and its subsidiaries or of the capital stock of LendingTree or its subsidiaries has been disclosed publicly or to LendingTree and (2) within 12 months of termination of the merger agreement, LendingTree, directly or indirectly, enters into a definitive agreement for an acquisition transaction involving more than thirty-three percent (33%) of the business, properties or assets of LendingTree and its subsidiaries or of the capital stock of LendingTree or its subsidiaries or such an acquisition transaction is consummated.

  •
  By USA or LendingTree if the effective time has not occurred on or before December 5, 2003, unless the effective time has not occurred due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements in the merger agreement. However, if on December 5, 2003 each of the conditions to the merger, other than those relating to LendingTree stockholder approvals, required regulatory approvals and/or the existence of injunctions or other legal bars or governmental proceedings, has been fulfilled or is capable of being fulfilled, then the date on which a party may terminate the merger agreement under this provision will be automatically extended to February 5, 2004.

  LendingTree must pay USA a fee of $25 million if LendingTree terminates the merger agreement under this provision and if the following conditions are met:

    •
    at the time of the termination, USA would have been permitted to terminate the merger agreement because of a willful or bad faith breach by LendingTree of any material covenant or agreement contained in the merger agreement;

    •
    prior to such termination, an acquisition proposal has been disclosed publicly or to LendingTree that contemplates direct or indirect consideration for the LendingTree common stock and LendingTree preferred stock (including the value of any stub equity) in excess of the aggregate merger consideration payable under the merger agreement; and

    •
    within 12 months following the termination, LendingTree directly or indirectly enters into a definitive agreement for an acquisition transaction involving more than thirty-three percent (33%) of the business, properties or assets of LendingTree and its subsidiaries or of the capital stock of LendingTree or its subsidiaries or such an acquisition transaction is consummated.

Amendment; Extension; Waiver

  Amendment

        The merger agreement may be amended by USA and LendingTree in a written instrument signed by both parties prior to the effective time; provided, however, that after adoption of the merger agreement by LendingTree's stockholders, no amendment may be made which by law requires further approval of the stockholders of LendingTree without the further approval of such stockholders.

  Extension; Waiver

        At any time prior to the effective time, USA and LendingTree may, in writing, (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and (3) waive compliance with any of the agreements or conditions contained in the merger agreement. However, after any approval of the transactions contemplated by the merger agreement by LendingTree's stockholders, there may not be, without further approval of such stockholders, any extension or waiver of the merger agreement which reduces the amount or changes the form of the consideration to be delivered to the holders of LendingTree securities under the merger agreement, other than as contemplated by the merger agreement. Any agreement on the part of USA or LendingTree to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party; however, such extension or waiver or the failure to insist on strict compliance with an obligation, covenant, agreement or condition under the merger agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Fees and Expenses

        Except as set forth in "—Termination of the Merger Agreement; Effects of Termination," all costs and expenses incurred in connection with the merger agreement and the related transactions will be paid by the party incurring the expenses. However, the costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be divided equally between USA and LendingTree.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF USA

        In the tables below, we provide you with unaudited pro forma combined condensed financial information for USA giving effect to the following transactions:

  •
  USA's acquisition of a controlling interest in Expedia completed on February 4, 2002 (the Expedia transaction),

  •
  USA's contribution of the USA Entertainment Group to VUE, a new joint venture controlled by Vivendi, completed on May 7, 2002 (the VUE transaction),

  •
  the exchange by Liberty of its shares of Home Shopping Network, Inc. for 31.6 million shares of USA common stock and 1.6 million shares of USA Class B common stock completed on June 27, 2002 (the Holdco exchange),

  •
  the merger of Ticketmaster with a wholly owned subsidiary of USA completed on January 17, 2003 (the Ticketmaster merger),

  •
  the proposed merger of Expedia with a wholly owned subsidiary of USA (the Expedia merger),

  •
  the proposed merger of Hotels.com with a wholly owned subsidiary of USA (the Hotels merger), and

  •
  the proposed merger of LendingTree with a wholly owned subsidiary of USA (the LendingTree transaction).

        We present the results of the USA Entertainment Group as discontinued operations in the historical financial statements of USA, and therefore have excluded those results from the unaudited pro forma combined condensed financial statements of USA.

        The unaudited pro forma combined condensed financial statements of USA reflect some assumptions regarding the transactions and are based on the historical financial statements of USA and the historical financial statements of LendingTree. The unaudited pro forma combined condensed financial statements of USA, including the notes accompanying them, are qualified in their entirety by reference to, and should be read in conjunction with, USA's and LendingTree's audited and unaudited financial statements, including the notes accompanying them, which have been filed with the SEC.

        The unaudited pro forma combined condensed balance sheet as of March 31, 2003 gives effect to the Expedia merger, the Hotels merger and the LendingTree transaction as if they occurred on March 31, 2003. All other transactions described above have been reflected in the historical balance sheet as of March 31, 2003.

        The unaudited pro forma combined condensed statement of operations for the three months ended March 31, 2003 reflects USA's and LendingTree's unaudited statements of operations for the three months ended March 31, 2003, adjusted for the pro forma effects of the Ticketmaster merger, the Expedia merger, the Hotels merger and the LendingTree transaction as if those transactions had occurred on January 1, 2003. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2002 reflects USA's and LendingTree's audited statements of operations for the year ended December 31, 2002, adjusted for the pro forma effects of the Expedia transaction, the VUE transaction, the Holdco exchange, the Ticketmaster merger, the Expedia merger, the Hotels merger and the LendingTree transaction as if those transactions had occurred on January 1, 2002.

        USA is in the process of evaluating the fair value of the assets and liabilities of Ticketmaster acquired in the Ticketmaster merger, the assets and liabilities of Expedia and Hotels.com to be acquired in the Expedia and Hotels mergers, respectively, and the assets and liabilities of LendingTree to be acquired in the LendingTree transaction, including the allocation of merger consideration to intangibles other than goodwill. Accordingly, this purchase accounting information is preliminary and has been made solely for the purpose of developing the unaudited pro forma combined condensed financial information contained in the following pages.

        The unaudited pro forma combined condensed balance sheet and statement of operations are neither necessarily indicative of the results of operations or financial position that would have been reported had these transactions occurred at the beginning of the periods presented for the statements of operations and as of March 31, 2003 for the balance sheet nor are they necessarily indicative of USA's future financial results of operations.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Balance Sheet
March 31, 2003
(In thousands)

	USA Historical	LendingTree Historical(1)	Expedia Merger(2)	Hotels Merger(3)	LendingTree Transaction(4)		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$2,593,280	$20,645	$—	$—	$—		$2,613,925
Restricted cash	43,087	6,232	—	—	—		49,319
Marketable securities	1,229,303	—	—	—	—		1,229,303
Accounts and notes receivable, net	383,014	21,998	—	—	—		405,012
Inventories, net	192,169	—	—	—	—		192,169
Other	184,243	1,581	—	—	—		185,824

Total current assets	4,625,096	50,456	—	—	—		4,675,552
Property, plant and equipment, net	430,381	4,885	—	—	—		435,266
Intangible assets including goodwill, net	8,069,957	743	3,357,899	859,668	672,069		12,960,336
Cable distributions fees, net	158,417	—	—	—	—		158,417
Long-term investments	1,347,762	—	—	—	—		1,347,762
Preferred interest exchangeable for common stock	1,428,530	—	—	—	—		1,428,530
Deferred charges and other	159,900	174	—	—	—		160,074

Total assets	$16,220,043	$56,258	$3,357,899	$859,668	$672,069		$21,165,937

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$16,875	$754	$—	$—	$—		$17,629
Accounts payable, accrued and other current liabilities	389,283	14,103	—	—	—		403,386
Accounts payable, client accounts	207,328	—	—	—	—		207,328
Cable distribution fees payable	36,797	—	—	—	—		36,797
Deferred revenue	423,346	365	—	—	(365)	(5)	423,346
Other accrued liabilities	738,788	—	—	—	—		738,788

Total current liabilities	1,812,417	15,222	—	—	(365)		1,827,274
Long-term obligations, net of current maturities	1,189,155	427	—	—	—		1,189,582
Other long-term liabilities	108,438	1,078	—	—	(1,054	)(5)	108,462
Deferred income taxes	2,335,528	—	138,099	—	—		2,473,627
Minority interest	610,350	—	(229,211)	(319,199)	—		61,940
Common stock exchangeable for preferred interest	1,428,530	—	—	—	—		1,428,530
Mandatorily redeemable Series A convertible preferred stock	—	21,861	—	—	(21,861	)(5)	—
Shareholders' equity	8,735,625	17,670	3,449,011	1,178,867	713,019		14,076,522
					(17,670	)(5)

Total liabilities and shareholders' equity	$16,220,043	$56,258	$3,357,899	$859,668	$672,069		$21,165,937

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Statement of Operations
Three Months Ended March 31, 2003
(In thousands, except per share data)

	USA Historical	LendingTree Historical(1)	Ticketmaster Merger		Expedia Merger		Hotels Merger		LendingTree Transaction		Pro Forma Combined
NET REVENUES:
HSN-US	$414,973	$—	$—		$—		$—		$—		$414,973
Ticketing	195,086	—	—		—		—		—		195,086
Match.com	40,895	—	—		—		—		—		40,895
Hotels.com	277,427	—	—		—		—		—		277,427
Expedia	198,760	—	—		—		—		—		198,760
Interval	55,991	—	—		—		—		—		55,991
PRC	71,406	—	—		—		—		—		71,406
Local Services	8,386	—	—		—		—		—		8,386
HSN International	115,243	—	—		—		—		—		115,243
USA Electronic Commerce Solutions LLC/Styleclick	4,705	—	—		—		—		—		4,705
TV Travel Shop	12,927	—	—		—		—		—		12,927
LendingTree	—	39,157	—		—		—		—		39,157
Intersegment elimination	(3,733)	—	—		—		—		—		(3,733)

Total net revenues	1,392,066	39,157	—		—		—		—		1,431,223

Operating costs and expenses
Cost of sales	793,606	6,566	—		—		—		—		800,172
Other costs	373,356	25,638	—		—		—		—		398,994
Amortization of cable distribution fees	13,952	—	—		—		—		—		13,952
Amortization of non-cash compensation	10,369	66	461	(17)	49,868	(17)	7,423	(17)	1,844	(17)	70,031
Non-cash distribution and marketing expense	10,489	—	—		—		—		—		10,489
Depreciation and amortization	94,709	1,187	1,237	(9)	3,744	(10)	—		—		100,877
Exchange offer costs	2,096	—	—		—		—		—		2,096

Total operating costs and expenses	1,298,577	33,457	1,698		53,612		7,423		1,844		1,396,611

Operating income (loss)	93,489	5,700	(1,698)		(53,612)		(7,423)		(1,844)		34,612
Interest and other, net	(229,778)	57	—		—		—		—		(229,721)

Earnings (loss) before income taxes and minority interest	(136,289)	5,757	(1,698)		(53,612)		(7,423)		(1,844)		(195,109)
Income tax expense	54,877	—	666	(19)	21,029	(19)	2,912	(19)	(1,535)	(20)	77,949
Minority interest	(25,384)	—	817	(18)	12,102	(18)	5,898	(18)	—		(6,567)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE PREFERRED DIVIDEND	$(106,796)	$5,757	$(215)		$(20,481)		$1,387		$(3,379)		$(123,727)

Earnings/(loss) per common share from continuing operations
Basic	$(0.22)										$(0.19)

Diluted	$(0.22)										$(0.19)

Weighted average shares outstanding	487,244										651,169

Weighted average diluted shares outstanding	487,244										651,169

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Statement of Operations
Year Ended December 31, 2002
(In thousands, except per share data)

	USA Historical	LendingTree Historical(1)	Expedia Historical(6)	Expedia Pro Forma Adjustments		VUE Pro Forma Adjustments		Holdco Exchange		Ticketmaster Merger		Expedia Merger		Hotels Merger		LendingTree Transaction		Pro Forma Combined
NET REVENUES:
HSN-US	$1,611,184	$—	$—	$—		$—		$—		$—		$—		$—		$—		$1,611,184
Ticketing	655,249	—	—	—		—		—		—		—		—		—		655,249
Match.com	125,239	—	—	—		—		—		—		—		—		—		125,239
Hotels.com	945,373	—	—	—		—		—		—		—		—		—		945,373
Expedia	553,702	—	35,487	—		—		—		—		—		—		—		589,189
Interval	38,730	—	—	—		—		—		—		—		—		—		38,730
PRC	295,239	—	—	—		—		—		—		—		—		—		295,239
Citysearch and related	30,768	—	—	—		—		—		—		—		—		—		30,768
International TV Shopping & other	337,128	—	—	—		—		—		—		—		—		—		337,128
USA Electronic Commerce Solutions LLC/Styleclick	39,199	—	—	—		—		—		—		—		—		—		39,199
LendingTree	—	111,406		—		—		—		—		—		—		—		111,406
Intersegment elimination	(10,587)	—	—	—		—		—		—		—		—		—		(10,587)

Total net revenues	4,621,224	111,406	35,487	—		—		—		—		—		—		—		4,768,117

Operating costs and expenses
Cost of sales	2,818,443	17,041	10,586	—		—		—		—		—		—		—		2,846,070
Other costs	1,263,456	77,752	15,723	—		—		—		—		—		—		—		1,356,931
Amortization of cable distribution fees	53,680	—	—	—		—		—		—		—		—		—		53,680
Amortization of non-cash compensation	15,899	1,661	930	—		—		—		7,106	(17)	207,163	(17)	29,392	(17)	6,109	(17)	268,260
Non-cash distribution and marketing expense	37,344	—	—	—		4,059	(12)	—		—		—		—		—		41,403
Depreciation and amortization	323,402	6,351	5,238	(791	)(7)	16,670	(8)	—		29,660	(9)	12,957	(10)	—		—		393,487
Goodwill impairment	22,247	—	—	—		—		—		—		—		—		—		22,247

Total operating costs and expenses	4,534,471	102,805	32,477	(791)		20,729		—		36,766		220,120		29,392		6,109		4,982,078

Operating income (loss)	86,753	8,601	3,010	791		(20,729)		—		(36,766)		(220,120)		(29,392)		(6,109)		(213,961)
Interest and other, net	(39,725)	300	324	—		34,335	(13)	—		—		—		—		—		(4,766)

Earnings (loss) before income taxes and minority interest	47,028	8,901	3,334	791		13,606		—		(36,766)		(220,120)		(29,392)		(6,109)		(218,727)
Income tax expense	(5,572)	—	(1,424)	(310	)(19)	(7,661	)(14)	—		14,421	(19)	86,342	(19)	11,529	(19)	(1,095)	(20)	96,230
Minority interest	(34,078)	—	—	(692	)(11)	(12,855	)(15)	(8,249	)(16)	5,911	(18)	27,313	(18)	23,503	(18)	—		853

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE PREFERRED DIVIDEND	$7,378	$8,901	$1,910	$(211)		$(6,910)		$(8,249)		$(16,434)		$(106,465)		$5,640		$(7,204)		$(121,644)

Earnings/(loss) per common share from continuing operations
Basic	$0.02																	$(0.19)

Diluted	$0.00																	$(0.19)

Weighted average shares outstanding	426,317																	647,761

Weighted average diluted shares outstanding	450,745																	647,761

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA

1.
Represents the financial position and results of operations for LendingTree based on the historical information of LendingTree.

2.
Represents the issuance of 94.1 million shares of USA common stock to Expedia security holders in the Expedia merger based on an exchange ratio of 1.93875 shares of USA common stock for each share of Expedia common stock. Also includes options to acquire 46.8 million shares of USA common stock and warrants to acquire 24.5 million shares of USA common stock, in each case based on an exchange ratio of 1.93875. The price used to value the securities is $26.47, which is the average of the closing prices of USA common stock on the two trading days prior to, the day of, and the two trading days following, the announcement of the Expedia merger. The amount recorded as deferred compensation in shareholders' equity is the estimated impact of unvested stock options and warrants as of the merger date, at their fair value. The acquisition costs and resulting goodwill are as follows:

(In thousands)
USA common stock	$2,491,542
Fair value of options to acquire USA common stock	1,010,381
Fair value of warrants to acquire USA common stock	422,342
Less: Fair value of unvested options and warrants to acquire USA common stock recorded as deferred compensation	(475,254)

3,449,011
Add: Deferred income taxes	138,099
Less: Minority interest acquired	(229,211)

Excess of merger consideration over minority interest acquired, deferred income taxes, and deferred compensation	$3,357,899

  USA has used the independent valuation from the initial identification of intangibles other than goodwill prepared in connection with the Expedia transaction to estimate the intangible assets acquired in the Expedia merger. Additional intangible assets that have been identified include: trade name and trademarks, technology, hotel supplier relationships and distribution agreements. A portion of the excess Expedia merger consideration over minority interest acquired and deferred compensation has been preliminarily allocated to these intangible assets and the remainder is allocated to goodwill. Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," provides that goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized, but instead will be required to be tested for impairment at least annually. Accordingly, the unaudited pro forma combined condensed statement of operations includes only amortization of those intangible assets with definite lives and no amortization of those intangible assets with indefinite lives or goodwill. Deferred taxes arising from differences between the book and tax basis assigned to intangible assets acquired in the Expedia merger have been recorded. This purchase accounting information is preliminary. To the extent that additional intangibles are identified, USA will record the amounts and their associated amortization based upon the percentage of Expedia acquired in the transaction. The final allocation of the acquisition cost could result in additional amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

3.
Represents the issuance of 42.9 million shares of USA common stock to Hotels.com security holders in the Hotels merger based on an exchange ratio of 2.4 shares of USA common stock for each share of Hotels.com common stock. Also includes options to acquire 7.8 million shares of

  USA common stock and warrants to acquire 5.1 million shares of USA common stock, in each case based on an exchange ratio of 2.4. The price used to value the securities is $26.174, which is the average of the closing prices of USA common stock on the two trading days prior to, the day of, and the two trading days following, the announcement of the Hotels merger. The amount recorded as deferred compensation in shareholders' equity is the estimated impact of unvested stock options and warrants as of the merger date, at their fair value. The acquisition costs and resulting goodwill are as follows:

(In thousands)
USA common stock	$1,124,016
Fair value of options to acquire USA common stock	129,110
Fair value of warrants to acquire USA common stock	4,778
Less: Fair value of unvested options and warrants to acquire USA common stock recorded as deferred compensation	(79,037)

1,178,867
Less: Minority interest acquired	(319,199)

Excess of merger consideration over minority interest acquired and deferred compensation preliminarily allocated to goodwill	$859,668

  The unallocated excess of acquisition costs over minority interest acquired and deferred compensation has been preliminarily allocated to goodwill. Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," provides that goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized, but instead will be required to be tested for impairment at least annually. In order to complete its assessment, USA will obtain an independent valuation related to the identification of intangibles other than goodwill. Potential additional intangible assets that may be identified include trade names and trademarks, technology, customer contracts, distribution arrangements and commercial arrangements. Accordingly, the purchase accounting information is preliminary. To the extent that additional intangibles are identified, USA will record the amounts based upon the percentage of Hotels.com acquired in the transaction. As the unaudited pro forma combined condensed statement of operations includes no amortization of intangibles associated with the merger, the final allocation of the acquisition cost could result in additional amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

4.
Represents the issuance of 18.3 million shares of USA common stock to LendingTree security holders in the LendingTree transaction based on an exchange ratio of 0.6199 shares of USA common stock for each share of LendingTree common stock and 0.67709 shares of USA common stock for each share of LendingTree preferred stock which assumes the closing date of the merger to be the 31st day of a quarter and that each share of LendingTree preferred stock is convertible into 1.09226 shares of LendingTree common stock immediately prior to the merger. Also includes options to acquire 3.9 million shares of USA common stock and warrants to acquire 0.1 million shares of USA common stock, in each case based on an exchange ratio of 0.6199. The price used to value the securities is $33.984, which is the average of the closing prices of USA common stock on the two trading days prior to, the day of, and the two trading days following, the announcement of the LendingTree transaction. The amount recorded as deferred compensation in shareholders'

  equity is the estimated impact of unvested stock options as of the merger date, at their fair value. The acquisition costs and resulting goodwill are as follows:

(In thousands)
USA common stock	$620,727
Fair value of options to acquire USA common stock	100,677
Fair value of warrants to acquire USA common stock	2,988
Less: Fair value of unvested options to acquire USA common stock recorded as deferred compensation	(11,373)

713,019
Less: Net assets acquired	(40,950)

Excess of merger consideration over minority interest acquired and deferred compensation preliminarily allocated to goodwill	$672,069

  The unallocated excess of acquisition costs over minority interest acquired and deferred compensation has been preliminarily allocated to goodwill. Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," provides that goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized, but instead will be required to be tested for impairment at least annually. In order to complete its assessment, USA will obtain an independent valuation related to the identification of intangibles other than goodwill. Potential additional intangible assets that may be identified include trade names and trademarks, technology, customer contracts, distribution arrangements and commercial arrangements. Accordingly, the purchase accounting information is preliminary. As the unaudited pro forma combined condensed statement of operations includes no amortization of intangibles associated with the transaction, the final allocation of the acquisition cost could result in additional amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

5.
Reflects the elimination of LendingTree's historical shareholders' equity, historical mandatorily redeemable preferred stock and historical deferred revenue.

6.
Represents the results of operations for Expedia based on historical information of Expedia. The historical results of operations for USA include Expedia's results for the period from February 4, 2002 to December 31, 2002.

7.
Represents difference in amortization of intangibles recorded in the historical results and the pro forma amount amortization of intangibles identified in the Expedia transaction completed on February 4, 2002. USA's aggregate purchase price was $1.5 billion, of which $350 million was allocated to intangible assets other than goodwill based upon the results of an independent valuation of the assets and liabilities acquired.

8.
Represents incremental amortization of intangibles identified in USA's acquisition of an additional interest in HSN's assets and liabilities as a result of the VUE transaction that was completed on May 7, 2002. The aggregate fair value of the interest acquired was $2.2 billion, of which $488 million was allocated to intangible assets other than goodwill based upon the results of an independent valuation of the assets and liabilities acquired.

9.
Represents incremental amortization of intangibles preliminarily identified in USA's acquisition of the portion of Ticketmaster that it did not already own in the Ticketmaster merger that was completed on January 17, 2003. USA's aggregate purchase price was $900 million, of which $236 million was allocated to intangible assets other than goodwill based upon the preliminary results of an independent valuation of the assets and liabilities acquired.

10.
Represents incremental amortization of intangibles preliminarily identified in USA's acquisition of the portion of Expedia that USA does not already own in the Expedia merger. USA's aggregate purchase price is $3.9 billion, of which $195 million is preliminarily allocated to intangible assets other than goodwill based upon the results of an independent valuation of the assets and liabilities acquired.

11.
Represents the minority interest in the historical results of operations of Expedia, based upon a 64.2% equity ownership by USA of Expedia.

12.
Represents adjustment for non-cash marketing related to advertising provided to Ticketmaster and its subsidiaries by USA Cable, which was contributed to VUE on May 7, 2002. As these transactions were among consolidated entities, the amount was eliminated in the consolidated historical results of USA.

13.
Reflects the cash dividends of $22 million payable quarterly with respect to USA's Class B preferred interest in VUE and the payable-in-kind dividends of $12 million due in cash at maturity (20 years following the consummation of the VUE transaction) with respect to USA's Class A preferred interest in VUE.

14.
Represents tax impact of pro forma adjustments described under notes 12 and 13 above.

15.
Represents the adjustment to minority interest related to the cancellation of approximately 320.9 million shares of USANi LLC, a subsidiary of USA, comprising all of the USANi LLC shares not then owned by USA and its subsidiaries. The cancellation of USANi LLC shares occurred on May 7, 2002 in conjunction with the VUE transaction. Prior to the VUE transaction, Vivendi owned approximately 47% and Liberty owned approximately 8% of USANi LLC.

16.
Represents the adjustment to minority interest related to Liberty's exchange of its shares of Home Shopping Network, Inc., or Holdco, not owned by USA. The Holdco shares were exchanged for approximately 31.6 million shares of USA common stock and approximately 1.6 million shares of USA Class B common stock. The exchange occurred on June 27, 2002. Prior to the transaction, Liberty owned 19.9% of Holdco.

17.
Represents estimated amortization of non-cash compensation related to the Ticketmaster, Expedia and Hotels mergers and the LendingTree transaction. The expense is based upon the estimated fair value of unvested stock options and warrants, amortized over their estimated remaining vesting period.

18.
Represents the adjustment to historical minority interest benefit/expense related to Ticketmaster, Expedia and Hotels.com.

19.
Represents the tax benefit/expense related to the incremental amortization of non-cash compensation and definite-lived intangible assets.

20.
Represents the tax benefit/expense related to the incremental amortization of non-cash compensation and the tax provision related to LendingTree's historical income from continuing operations which would have been recognized had the LendingTree transaction taken place at the beginning of the periods presented.

CERTAIN USA LITIGATION

        Following USA's announcement on June 3, 2002 that it intended to commence exchange offers to acquire up to 100% of the outstanding shares of Ticketmaster, Expedia and Hotels.com that it did not already own, individual stockholders of USA's publicly held subsidiaries filed a number of putative class action complaints against USA, its publicly held subsidiaries and the boards of directors of its publicly held subsidiaries in the Court of Chancery, County of New Castle, State of Delaware with respect to Ticketmaster and Hotels.com, in the U.S. District Court for the Central District of California with respect to Ticketmaster, and in King County Superior Court in the State of Washington with respect to Expedia. The complaints generally alleged that consummation of the exchange offers would be a breach of fiduciary duty and that the indicated exchange ratios were unfair to the minority stockholders of USA's publicly held subsidiaries. Each of the complaints sought, among other relief, injunctive relief against consummation of the exchange offer, damages in an unspecified amount and rescission in the event the exchange offer occurred.

        In July 2002, the actions with respect to each of the three subsidiaries filed in the states of Delaware and Washington were consolidated, and orders were entered in those actions providing that the defendants need not respond to the complaint until after the announcement of a transaction contemplating the purchase by USA of the stock of the relevant subsidiary held by its public minority stockholders. The California complaint was dismissed without prejudice on August 6, 2002. The Washington consolidated action with respect to Expedia was also dismissed without prejudice on November 22, 2002. On December 16, 2002, the plaintiffs in the Delaware consolidated action with respect to Ticketmaster agreed that the defendants have an indefinite amount of time in which to respond to the complaint, pending a determination by the plaintiffs whether they will proceed with the lawsuit. On January 17, 2003, USA completed its acquisition of all of the stock of Ticketmaster.

        On March 20, 2003, one day after the public announcement that USA and Expedia had entered into a definitive merger agreement, the plaintiffs in the Washington consolidated action with respect to Expedia filed a purported notice of reinstatement of their claims. On March 20, 2003, three additional purported class actions on behalf of Expedia stockholders were filed in King County Superior Court in the state of Washington against Expedia, USA, and members of the board of directors of Expedia. Additional purported class action complaints regarding the proposed transaction involving USA and Expedia were filed on March 24, 2003 and April 2, 2003. These recent complaints allege, in essence, that the defendants breached their fiduciary duties to Expedia's public stockholders by entering into and/or approving the merger agreement, which allegedly does not reflect the true value of Expedia. The complaints seek to enjoin consummation of the transaction or, in the alternative, to rescind the transaction, as well as an unspecified amount of damages. On April 22, 2003, the Washington court entered an order reinstating the consolidated action. On May 5, 2003, the Washington court entered an order consolidating the five new actions into the reinstated consolidated action.

        On April 10, 2003, the day of the public announcement that USA and Hotels.com had entered into a definitive merger agreement, a purported class action on behalf of Hotels.com stockholders was filed in the Court of Chancery, County of New Castle, State of Delaware, against Hotels.com, USA, and members of the board of directors of Hotels.com. Also on April 10, 2003, the plaintiff in a purported derivative action on behalf of Hotels.com against various officers and directors of Hotels.com, already pending in the District Court of Dallas, Texas, 160th Judicial District, filed an amended complaint to include class allegations regarding the Hotels.com merger. This action had been filed prior to the announcement of the Hotels.com merger and originally asserted derivative claims relating to Hotels.com's pre-merger earnings guidance. The Texas action was removed to the United States District Court for the Northern District of Texas on April 18, 2003. The plaintiff in this action filed a motion to remand the case to state court on May 2, 2003. On June 3, 2003, the plaintiff in this action withdrew his motion to remand and filed a motion for expedited discovery for the purpose of bringing a motion for preliminary injunctive relief in the United States District Court. On April 17,

2003, plaintiffs in the Delaware consolidated action regarding Hotels.com filed a consolidated and amended class action complaint. The complaints in the Delaware actions, and the class allegations in the Texas action, allege, in essence, that the defendants breached their fiduciary duties to Hotels.com's public stockholders by entering into and/or approving the merger agreement, which allegedly does not reflect the true value of Hotels.com. The complaints seek to enjoin consummation of the transaction or, in the alternative, to rescind the transaction, as well as damages in an unspecified amount.

        While USA believes that the allegations in these cases are without merit, no assurances can be given as to the outcome of any of these lawsuits. Furthermore, one of the conditions to the closing of the transactions contemplated by the merger agreement between USA and Hotels.com and by the merger agreement between USA and Expedia is that no injunction issued by any court preventing the consummation of the applicable transactions be in effect. No assurances can be given that these lawsuits will not result in such an injunction being issued, which could prevent or delay the closing of the transactions contemplated by those merger agreements.

THE COMPANIES

USA Interactive

        USA Interactive, or USA, engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com and Home Shopping Europe and Euvia in Germany. Information & Services includes Ticketmaster, Match.com, uDate, Citysearch, Evite, Entertainment Publications and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

LendingTree, Inc.

        Founded in 1996, LendingTree is an online lending exchange that connects consumers, lenders and related service providers. The LendingTree Exchange is made up of more than 200 banks, lenders, and brokers and has facilitated nearly $48 billion in closed loans since inception. More than 8 million consumers have accessed the LendingTree Exchange through LendingTree's site at www.lendingtree.com and through online and offline partners. Loans available via the LendingTree Exchange include home mortgage, home equity, automobile, personal, debt consolidation and credit cards. The LendingTree Realty Services offering connects consumers to a nationwide network of approximately 9,000 REALTORS®.

Forest Merger Corp.

        Forest Merger Corp., a Delaware corporation, is a wholly owned subsidiary of USA created solely for the purpose of effecting the merger. In the merger, Forest Merger Corp. will be merged with and into LendingTree, with LendingTree surviving the merger as a wholly owned subsidiary of USA.

COMPOSITION OF THE BOARD OF DIRECTORS AND
EXECUTIVE MANAGEMENT OF THE SURVIVING CORPORATION

Board of Directors

        The merger agreement provides that the directors of Forest Merger Corp. immediately before the effective time will be the directors of the surviving corporation upon the merger. Messrs. David Ellen and Michael Adler are the current directors of Forest Merger Corp., and USA expects that they will be the initial directors of the surviving corporation upon the merger.

        Mr. Ellen, 38, has served as Deputy General Counsel for USA since July 2001 and is a director of Hotels.com and Expedia. Prior to joining USA, Mr. Ellen served as General Counsel at Eureka Broadband Corporation from March 2000 to June 2001. He also previously served as senior counsel at Cablevision Systems Corporation from September 1997 to March 2000, as well as special counsel at the Federal Communications Commission from November 1995 to July 1997. Mr. Ellen was a law clerk for Judge (now Justice) Ruth Bader Ginsburg on the U.S. Court of Appeals for the D.C. Circuit, for Judge (now Justice) Stephen Breyer on the U.S. Court of Appeals for the First Circuit, and for Justice Sandra Day O'Connor on the U.S. Supreme Court.

        Mr. Adler, 39, has served as the Vice President of Financial Analysis and Operational Reporting at USA since February 2002 and is a director of Expedia. He joined USA in May 2001 as Senior Vice President, Finance and Administration, for USA's Information and Services Group. He has also served as Chief Financial Officer of Styleclick, Inc., a majority owned subsidiary of USA, since April 2002, and as Chief Executive Officer, Chief Operating Officer and a member of the Styleclick Board of Directors since May 2002. Prior to joining USA, Mr. Adler held a number of positions, including Chief Financial Officer and General Counsel for SchoolSports, Inc. from September 1999 to April 2001 and Vice President and General Counsel for Cheyenne Software, Inc. from 1993 to 1996, both in New York. Prior to that, Mr. Adler practiced law with Feldman, Waldman & Kline in San Francisco.

Executive Officers

        The merger agreement provides that the officers of LendingTree immediately before the effective time will be the officers of the surviving corporation upon the merger. We expect that LendingTree's current executive officers will continue to hold such offices in LendingTree immediately before the effective time and will be the executive officers of the surviving corporation upon the merger. You can find information about LendingTree's current executive officers in LendingTree's Annual Report on Form 10-K for the Year Ended December 31, 2002 and LendingTree's proxy statement for its 2003 annual meeting of stockholders. See "Where you Can Find More Information."

DESCRIPTION OF USA CAPITAL STOCK

        We set forth below a description of USA's capital stock. The following statements are brief summaries of, and are subject to the provisions of, USA's certificate of incorporation and bylaws, the USA preferred stock certificate of designations, the USA warrant agreements and the relevant provisions of the Delaware General Corporation Law, or the DGCL.

        As of the date of this proxy statement/prospectus, the authorized capital stock of USA consists of 1,600,000,000 shares of USA common stock, par value $0.01 per share, 400,000,000 shares of USA Class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share, of which 13,125,000 shares have been designated Series A Cumulative Convertible Redeemable Preferred Stock (which we refer to in this document as the USA preferred stock).

USA Common Stock and USA Class B Common Stock

        As of May 15, 2003, there were 457,515,258 shares of USA common stock outstanding and 64,629,996 shares of USA Class B common stock outstanding. Upon consummation of the merger, based on the number of shares of USA common stock and LendingTree common stock outstanding as of May 15, 2003, there would be outstanding approximately 475,780,538 shares of USA common stock and 64,629,996 shares of USA Class B common stock, without giving effect to USA's proposed acquisition of Expedia, Inc. and Hotels.com.

        With respect to matters that may be submitted to a vote or for the consent of USA stockholders, including the election of directors, each holder of USA Class B common stock is entitled to ten votes for each share of USA Class B common stock held and will vote together with the holders of USA common stock and USA preferred stock as a single class, except as otherwise required by the DGCL. Each holder of USA preferred stock is entitled to two votes for each share of USA preferred stock held and each holder of USA common stock is entitled to one vote for each share of USA common stock held. Notwithstanding the foregoing, the holders of USA common stock, acting as a single class, are entitled to elect 25% of the total number of directors on the USA board of directors, and, in the event that 25% of the total number of directors results in a fraction of a director, then the holders of USA common stock, acting as a single class, are entitled to elect the next higher whole number of directors on the USA board of directors.

        Shares of USA Class B common stock are convertible into shares of USA common stock at the option of the holder of the shares at any time on a share-for-share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of USA by means of a stock dividend on, or a stock split or combination of, outstanding USA common stock or USA Class B common stock, or in the event of any merger, consolidation or other reorganization of USA with another corporation. Upon the conversion of USA Class B common stock into shares of USA common stock, those shares of USA Class B common stock will be retired and will not be subject to reissue. Shares of USA common stock are not convertible into shares of USA Class B common stock.

        In all other respects, the USA common stock and the USA Class B common stock are identical. The holders of USA common stock and the holders of USA Class B common stock are entitled to receive, share-for-share, such dividends as may be declared by the USA board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, distribution of assets or winding-up of USA, the holders of USA common stock and the holders of USA Class B common stock are entitled to share ratably in all the assets of USA available for distribution to its stockholders, after the rights of the holders of the USA preferred stock, if any, have been satisfied.

        In connection with the VUE transaction, USA, Vivendi, Universal, Liberty and Barry Diller entered into an amended and restated governance agreement, which, among other things, retained Liberty's preemptive right to maintain its percentage equity ownership in USA. This preemptive right generally provides that following issuances of USA common shares exceeding 1% of the total outstanding USA common shares, Liberty may elect to purchase a number of USA common shares so that its percentage equity interest in USA after such issuances will be the same as before such issuances. In connection with the merger, Liberty has the right to maintain its percentage equity interest in USA following the merger. On May 13, 2003, Liberty exercised its preemptive rights with respect to the proposed Expedia merger and the proposed Hotels.com merger. As a result of such exercises, on May 28, 2003 USA issued to Liberty 33,813,169 shares of USA common stock at purchase prices that were based primarily on the prices of USA common stock around the time of the signings of the Hotels.com merger agreement and the Expedia merger agreement.

        The USA certificate of incorporation provides that there can be no stock dividends or stock splits or combinations of stock declared or made on USA common stock or USA Class B common stock unless the shares of USA common stock and USA Class B common stock then outstanding are treated equally and identically.

        The shares of USA common stock to be issued in connection with the merger will be validly issued, fully paid and non-assessable.

  USA Dividend Policy

        USA has paid no cash dividends on its common stock to date and does not anticipate paying cash dividends on its common stock in the immediate future.

USA Preferred Stock

        USA may issue shares of preferred stock from time to time in one or more series. The USA board of directors has authority, by resolution, to designate the powers, preferences, rights and qualifications and restrictions of preferred stock of USA.

  Series A Cumulative Convertible Preferred Stock

  General

        In connection with the USA acquisition of control of Expedia on February 4, 2002, USA issued 13,118,369 shares of USA preferred stock, each having a $50.00 face value and a term of 20 years, of which [13,118,182] are currently outstanding.

  Voting Rights

        Holders of USA preferred stock are entitled to two votes for each share of USA preferred stock held on all matters presented to such stockholders. Except as otherwise required by Delaware law, or any special voting rights of USA preferred stock as described in this document, the holders of USA common stock, USA Class B common stock and USA preferred stock entitled to vote with the common stockholders will vote together as one class. No separate class vote of USA preferred stock will be required for the approval of any matter except as required by Delaware law.

  Dividends

        Each share of USA preferred stock is entitled to receive dividends equal to the sum of (1) 1.99% of the face value per year, payable quarterly in cash or USA common stock, at USA's option, plus (2) the excess, if any, of the aggregate value of any dividends paid on the USA common stock underlying the USA preferred stock over the amount described in (1). If USA elects to pay the dividends in USA common stock, the price will be based on the 10-day trailing average price of USA common stock prior to the payment date. No other preferred stock of USA will rank senior to the USA preferred stock with respect to payment of dividends.

  Conversion Rights

        Each share of USA preferred stock is convertible, at the option of the holder, into that number of shares of USA common stock equal to the quotient obtained by dividing $50.00 by the conversion price per share of USA common stock. The initial conversion price is equal to $33.75 per share of USA common stock. The conversion price will be adjusted downward if the share price of USA common stock exceeds $35.10 at the time of conversion pursuant to the following formula:

$50 X (USA) (USA X 1.4815) + (0.4792 X (USA - 35.10))

where USA = 10-day average price of USA common stock for the 10 days prior to the payment date.

        The certificate of designations for shares of USA preferred stock also includes an anti-dilution adjustment provision so that the number of shares of USA common stock to be received upon conversion of a share of USA preferred stock is adjusted from time to time in the event of any stock split, stock consolidation, combination or subdivision, stock dividend or other distribution and any repurchase, reclassification, recapitalization or reorganization of USA.

  Redemption by USA

        Commencing on February 4, 2012, the tenth anniversary of the effective time of the USA acquisition of control of Expedia, USA will have the right from time to time to redeem at least 25% of the original aggregate face value and up to 100% of the original aggregate face value of the outstanding USA preferred stock at a redemption price per share of USA preferred stock equal to face value plus any accrued and unpaid dividends. Any payment by USA pursuant to a redemption by USA may be made in cash or USA common stock, at the option of USA.

  Redemption by the Holder of USA Preferred Stock

        During the 20 business day period preceding each of the fifth, seventh, tenth and fifteenth anniversaries of February 4, 2002, a holder of USA preferred stock will have the right to require USA to purchase all or a portion of the shares of USA preferred stock held by such holder for face value plus any accrued and unpaid dividends. Any payment by USA pursuant to a redemption by the holder of USA preferred stock may be made in cash or USA common stock, at the option of USA.

  Liquidation Rights

        In the event of a voluntary or involuntary liquidation, dissolution or winding up of USA, holders of USA preferred stock will be entitled to receive in preference to any holder of USA common shares an amount per share equal to all accrued and unpaid dividends plus the greater of (a) face value, or (b) the liquidating distribution that would be received had such holder converted the USA preferred stock into USA common stock immediately prior to the liquidation, dissolution or winding up of USA. No other preferred stock of USA will rank senior to USA preferred stock with respect to payment upon liquidation.

  Reservation of Shares of USA Common Stock

        USA will keep in reserve at all times during the term of the USA preferred stock sufficient authorized but unissued shares of USA common stock for issuance in the event of exercises by the holders of the USA preferred stock.

  Registration of Shares under the Securities Act

        The shares of USA preferred stock and any USA common stock issued upon conversion of the USA preferred stock have been registered under the Securities Act.

  Public Market

        Shares of the USA preferred stock are traded in the over-the-counter market under the ticker symbol "USAIP.OB."

Anti-Takeover Provisions in USA's Bylaws

        USA's bylaws contain provisions that could delay or make more difficult the acquisition of USA by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. We also refer you to "Risk Factors—Risk Factors Relating to USA" for information on other factors which could impact a change of control. In addition, USA's bylaws provide that, subject to the rights of holders of the USA preferred stock, only USA's chairman of the board of directors or a majority of USA's board of directors may call a special meeting of stockholders.

Effect of Delaware Anti-Takeover Statute

        USA is subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving USA and the interested stockholder and a sale of more than 10% of USA's assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. USA has not "opted out" of the provisions of Section 203.

Action by Written Consent

        Under the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. USA's certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Mr. Diller, who as of the date of this proxy statement/prospectus controlled (through companies owned by Liberty and Mr. Diller, his own holdings and pursuant to the stockholders agreement described under "Risk Factors—Risk Factors Relating to USA") a majority of the outstanding total voting power of USA, will be able to take any action to be taken by stockholders (other than with respect to the election by the holders of shares of USA common stock of 25% of the members of USA's board of directors and certain matters as to which a separate class vote of the holders of shares of USA common stock, USA Class B common stock or USA preferred stock is required) without the necessity of holding a stockholders meeting.

Transfer Agent

        The transfer agent for the shares of USA common stock is The Bank of New York.

COMPARISON OF STOCKHOLDER RIGHTS

        USA and LendingTree are each incorporated under the laws of the State of Delaware. If we complete the merger, LendingTree stockholders, whose rights are currently governed by the DGCL, the amended and restated certificate of incorporation of LendingTree, and the amended and restated bylaws of LendingTree, will become stockholders of USA, and their rights as such will be governed by the DGCL, the restated certificate of incorporation of USA, and the amended and restated bylaws of USA. We summarize below the material differences between the rights of holders of LendingTree capital stock and the rights of holders of USA capital stock, resulting from the differences in their governing documents.

        The following summary does not purport to be a complete statement of the rights of holders of USA capital stock under applicable Delaware law, the restated certificate of incorporation of USA and the amended and restated bylaws of USA or the rights of the holders of LendingTree capital stock under applicable Delaware law, the amended and restated certificate of incorporation of LendingTree and the amended and restated bylaws of LendingTree, or a complete description of the specific provisions referred to in the summary. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL and the governing corporate instruments of USA and LendingTree. We urge you to read those documents carefully in their entirety. Copies of the applicable governing corporate instruments of USA (as well as the stockholders agreement and the governance agreement described under "Risk Factors—Risk Factors Relating to USA") and LendingTree are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under "Where You Can Find More Information."

Summary of Material Differences Between the Rights of
LendingTree Stockholders and USA Stockholders

	LendingTree Stockholder Rights	USA Stockholder Rights
Authorized Capital Stock:	110,000,000 shares of capital stock, consisting of (1) 100,000,000 shares of LendingTree common stock, par value $0.01 per share, and (2) 10,000,000 shares of LendingTree preferred stock, par value $0.01 per share, of which 6,885,715 shares are designated as LendingTree Series A 8% Convertible Preferred Stock, par value $0.01 per share, and of which 1,000,000 shares are designated as Series A Junior Participating Preferred Stock, par value $0.01 per share.	2,100,000,000 shares of capital stock, consisting of (1) 1,600,000,000 shares of USA common stock, par value $0.01 per share, (2) 400,000,000 shares of USA Class B common stock, par value $0.01 per share, and (3) 100,000,000 shares of USA preferred stock, par value $0.01 per share.

	As of May 30, 2003, there were issued and outstanding 23,354,967 shares of LendingTree common stock (with an additional 230,866 shares held in LendingTree's treasury), 5,925,247 shares of LendingTree Series A 8% Convertible Preferred Stock (with no shares held in LendingTree's treasury) and no shares of Series A Junior Participating Preferred Stock (and none held in LendingTree's treasury).	As of May 15, 2003, there were issued and outstanding 457,515,258 shares of USA common stock, 64,629,996 shares of USA Class B common stock and 13,118,182 shares of USA preferred stock.
Voting Power of Capital Stock:
Each share of LendingTree common stock is entitled to one vote per share. Each share of LendingTree Series A 8% Convertible Preferred Stock is entitled to one vote for each share of LendingTree common stock into which it is convertible under LendingTree's certificate of incorporation, generally voting together with the LendingTree common stock on all matters submitted for the vote of LendingTree stockholders voting together as a single class. So long as more than 20% of the designated shares of the LendingTree preferred stock are outstanding, LendingTree is restricted from engaging in certain transactions, including certain modifications of its certificate of incorporation and bylaws, without the consent of the holders of at least 68.5% of the shares of LendingTree preferred stock then outstanding.
Each share of USA common stock is entitled to one vote per share. Each share of USA Class B common stock is entitled to ten votes per share and each share of USA preferred stock is entitled to two votes per share, in each case, generally voting together with the USA common stock on all matters submitted for the vote or consent of USA stockholders, except in cases where the DGCL provides for a separate class vote and except for the election of 25% of the USA board of directors, which is elected by the holders of the USA common stock. See " —Board of Directors." Based on the number of shares of USA Class B common stock outstanding as of the date of this proxy statement/prospectus, the holders of USA Class B common stock control the vote of any matter submitted to USA stockholders voting together as a single class.

Board of Directors:
The LendingTree bylaws provide that the LendingTree board of directors will determine the number of directors by resolution. Currently, the number of directors is eight (including three vacancies as of the date of this proxy statement/prospectus), divided into three classes. The LendingTree charter provides that the number of directors will not be less than three nor more than thirteen. The certificate of designations of the LendingTree preferred stock provides that the size of the board of directors will not be increased beyond ten without the consent of at least 68.5% of the LendingTree preferred shares then outstanding.
The USA bylaws provide that the USA board of directors will determine the number of directors by resolution. Currently, the number of directors is 16. The USA charter provides that the holders of the USA common stock, acting as a single class, elect 25% of the total number of directors, with the remaining directors elected by the holders of the USA common stock and USA Class B common stock and USA preferred stock voting together as a single class.
Removal of Directors:
Under the DGCL, where the board of directors of the corporation is classified, stockholders may remove directors only for cause unless the certificate of incorporation provides otherwise. The LendingTree certificate of incorporation provides that a director may be removed, subject to the terms of any preferred stock then outstanding, only for cause upon the affirmative vote of the holders of at least a majority of the voting power of LendingTree's then outstanding capital stock entitled to vote generally in the election of directors.
Under the DGCL, the affirmative vote of a majority of the shares entitled to vote for the election of directors is required to remove directors, with or without cause, subject to exceptions that do not apply to USA. The USA bylaws provide that any director may be removed by the vote of a majority of the voting power of the shares of USA capital stock issued and outstanding of the class that elected the director.

Filling Vacancies of the Board of Directors:
The DGCL provides that vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office or a sole remaining director, even though less than a quorum, unless the charter or bylaws provide otherwise. LendingTree's bylaws provide that, subject to the terms of any preferred stock then outstanding, any vacancy on the LendingTree board of directors that results from an increase in the number of directors may be filled by a majority of directors then in office, provided that a quorum is present, and any other vacancy occurring on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.
The DGCL provides that vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office or a sole remaining director, even though less than a quorum, unless the charter or bylaws provide otherwise. USA's bylaws also permit holders of a majority of USA's voting power to fill vacancies.
Supermajority Provisions and Amendment of the Certificate of Incorporation:
The LendingTree charter provides that a supermajority (80%) vote of the voting power of the shares entitled to vote at an election of directors is required to amend those sections of the charter relating to the management of the corporation, business combinations, calling of special meetings, action by written consent, bylaw amendments and charter amendments.
The USA charter requires a supermajority (80%) vote of each of the board of directors and the voting power of the stockholders voting as a single class to amend or repeal the requirement that the Chief Executive Officer may only be removed without cause by the affirmative vote of at least 80% of the entire board of directors.
Stockholder Action by Written Consent:
The DGCL provides that unless a corporation otherwise provides in its certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter are present. LendingTree's charter specifically denies stockholders the ability to act by written consent.
The DGCL provides that unless a corporation otherwise provides in its certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter are present. USA's charter does not provide otherwise.

Calling of Special Meetings of Stockholders:
The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. LendingTree's charter and bylaws provide that a special meeting of stockholders may be called for any purpose or purposes by (1) the Chairman of LendingTree's board of directors, (2) LendingTree's Chief Executive Officer, or (3) LendingTree's board of directors. LendingTree's charter specifically denies stockholders the ability to call a special meeting.
The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. USA's bylaws provide that a special meeting of stockholders may be called by USA's Chairman of the board of directors or by a majority of USA's board of directors.
Business Combinations with Interested Stockholders:
	The affirmative vote of not less than 80% of the votes entitled to be cast by the holders of all then outstanding shares of LendingTree common stock and LendingTree preferred stock, voting together as a single class with the LendingTree preferred stock voting on an as-converted basis, excluding voting stock beneficially owned by an "interested stockholder" holding 10% or more of such voting power, is required to effect certain business combinations. However, this provision is inapplicable to a particular business combination where (1) a majority of the continuing directors of LendingTree have approved the transaction or (2) the terms of the business combination meet certain requirements. A "continuing director" refers generally to a director who is not an affiliate or associate of the interested stockholder, and who was a member of the board of directors at the time the interested stockholder became an interested stockholder.	USA has no comparable provision.

Stockholder Rights Plan:
	LendingTree entered into a Rights Agreement, dated as of February 22, 2000, as amended, with Wachovia Bank, N.A., under which LendingTree has issued rights, exercisable only upon the occurrence of certain events, to purchase its Series A Junior Participating Preferred Stock.	USA has not adopted a stockholder rights agreement.

LendingTree amended its stockholder rights agreement before entering into the merger agreement to provide that the rights will have no effect upon the consummation of the merger and will no longer be exercisable at or after the effective time of the merger.

WHERE YOU CAN FIND MORE INFORMATION

        USA and LendingTree file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that USA and LendingTree file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, District of Columbia 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room.

        USA's and LendingTree's SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov. Information contained on USA's and LendingTree's websites is not part of this proxy statement/prospectus.

        USA has filed a registration statement on Form S-4 to register with the SEC the USA common stock that USA will issue in the merger. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus also constitutes a proxy statement of LendingTree to LendingTree stockholders and a prospectus of USA for the shares of USA common stock that USA will issue to LendingTree stockholders in the merger. The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in a later filed document incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that USA and LendingTree have previously filed with the SEC. These documents contain important information about USA and LendingTree, as well as other information required to be disclosed or incorporated by reference into this proxy statement/prospectus. You may obtain copies of the Form S-4 (and any amendments to the Form S-4), as well as the documents incorporated by reference into this proxy statement/prospectus, in the manner described above.

USA SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2002, filed on March 31, 2003.
Definitive Proxy Statements	Filed on March 25, 2002 and April 30, 2003.
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003 (filed on May 15, 2003).
Current Reports on Form 8-K	Filed on January 21, 2003, February 7, 2003 (other than information furnished under Regulation FD), February 12, 2003 (two filings), February 26, 2003 (two filings) (other than information furnished under Regulation FD), March 19, 2003, March 25, 2003, March 26, 2003, April 9, 2003, April 10, 2003, April 15, 2003, May 2, 2003 (other than information furnished under Regulation FD) and May 5, 2003.
LendingTree SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2002, filed on March 12, 2003.
Definitive Proxy Statement	Filed on March 14, 2003.
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003 (filed on May 14, 2003).
Current Reports on Form 8-K	Filed on February 4, 2003, March 11, 2003, March 12, 2003, April 4, 2003, April 23, 2003 (other than information furnished under Regulation FD) and May 6, 2003.

        USA and LendingTree also incorporate by reference into this proxy statement/prospectus additional documents that either may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and (a) in the case of filings by USA, the earlier of the completion of the merger or the termination of the merger agreement, and (b) in the case of filings by LendingTree, the earlier of the date of the special meeting of LendingTree stockholders or the termination of the merger agreement. These documents deemed incorporated by reference include periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as proxy and information statements.

        USA has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to USA and Forest Merger Corp., and LendingTree has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to LendingTree.

        Documents incorporated by reference into this proxy statement/prospectus are available from USA and LendingTree without charge upon written or oral request at the addresses provided below. Exhibits to documents incorporated by reference into this proxy statement/prospectus will only be furnished if they are specifically incorporated by reference into this document. If you request any incorporated documents from USA or LendingTree, such documents will be mailed to you by first class mail, or another equally prompt means, within one business day after the date your request is received. You may obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Innisfree M&A Incorporated, the information agent for the merger, or from the appropriate company at the following addresses and phone numbers:

USA Interactive 152 West 57th Street New York, New York 10019 (212) 314-7300 Attention: Corporate Secretary	LendingTree, Inc. 11115 Rushmore Drive Charlotte, North Carolina 28277 (704) 541-5351 Attention: Secretary

or

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
[TELEPHONE] (collect)
[TELEPHONE] (toll-free)

LEGAL MATTERS

        The validity of the USA common stock being offered by this proxy statement/prospectus will be passed upon for USA by Wachtell, Lipton, Rosen & Katz of New York, New York. It is a condition to the consummation of the merger that USA receive an opinion from Wachtell, Lipton, Rosen & Katz and that LendingTree receive an opinion from Weil, Gotshal & Manges LLP, each to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. See "The Merger Agreement—Conditions to the Merger" and "The Merger—Material United States Federal Income Tax Consequences."

EXPERTS

        The consolidated financial statements and the related financial statement schedule of USA at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated into this proxy statement/prospectus by reference to USA's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated herein by reference, and has been incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements incorporated into this proxy statement/prospectus by reference to the Annual Report on Form 10-K of LendingTree for the year ended December 31, 2002, have been audited by PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

MISCELLANEOUS

        No person has been authorized to give any information or make any representation on behalf of USA or LendingTree not contained in this proxy statement/prospectus, and if given or made, such information or representation must not be relied upon as having been authorized. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus and, with respect to material incorporated into this document by reference, the dates of such referenced material.

        If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

APPENDIX A

Amendment to the Certificate of Designations of the
LendingTree Series A 8% Convertible Preferred Stock, Par Value $0.01 Per Share

        A new Section 13 shall be added to the Certificate of Designations, Preferences and Rights of Series A 8% Convertible Preferred Stock of LendingTree, Inc. to read in its entirety as follows:

        "Section 13. Certain Merger. Notwithstanding Section 4(c), Section 5(b), Section 5(d), Section 6(c), Section 9(a) or any other provision of this certificate of designations, preferences and rights to the contrary, in connection with the proposed merger of Forest Merger Corp. with and into the Corporation (the "Proposed Merger") as contemplated by that certain Agreement and Plan of Merger, dated as of May 5, 2003, by and among USA Interactive, Forest Merger Corp. and the Corporation (as it may be amended from time to time (other than amendments that would require a further submission to stockholders of the Corporation under Section 251(d)(1) or (3) of the General Corporation Law of the State of Delaware (any such event, an "Adverse Amendment")), the "USA Merger Agreement"), the holders of shares of Series A Preferred Stock (1) shall only be entitled to receive, for each share of Series A Preferred Stock, the Preferred Merger Consideration (as defined in the USA Merger Agreement) upon the consummation of the Proposed Merger and, thereupon, shall have no further rights with respect to the Series A Preferred Stock except the right to receive the Preferred Merger Consideration, unless and to the extent that they perfect appraisal rights pursuant to the terms of the USA Merger Agreement and applicable law and (2) shall not be entitled to vote separately as a class in connection with the approval of the USA Merger Agreement and the transactions contemplated thereby, provided that the foregoing voting limitation shall not apply to any Adverse Amendment. This Section 13 shall terminate and be of no further force and effect immediately upon the termination of the USA Merger Agreement in accordance with its terms."

A-1

APPENDIX B
Conformed Copy

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
USA INTERACTIVE,
FOREST MERGER CORP.
AND
LENDINGTREE, INC.
DATED AS OF MAY 5, 2003

B-i

B-ii

Section 10.8	Publicity	B-43
Section 10.9	Assignment; Third Party Beneficiaries	B-43
Section 10.10	Specific Enforcement	B-44

B-iii

INDEX OF DEFINED TERMS

Term	Page
2003 Q1 Form 8-K	B-13
Acquisition Proposal	B-30
Acquisition Transaction	B-30
Agreement	B-1
Allen	B-13
Assumed Employees	B-35
Business Day	B-2
CERCLA	B-21
Certificate of Amendment	B-1
Certificate of Designations	B-1
Certificate of Merger	B-2
Certificates	B-4
Charter Amendment	B-1
Charter Amendment Approval	B-10
Closing	B-2
Closing Date	B-2
Code	B-1
Common Merger Consideration	B-3
Company	B-1
Company Affiliate Transactions	B-21
Company Audited Balance Sheets	B-12
Company Audited Financial Statements	B-12
Company Benefit Plan	B-15
Company Board Approval	B-10
Company Charter	B-8
Company Common Stock	B-3
Company Contract	B-20
Company Disclosure Schedule	B-8
Company ERISA Affiliate	B-16
Company Intellectual Property	B-18
Company Licensed Intellectual Property	B-18
Company March Financials	B-13
Company Option	B-6
Company Owned Intellectual Property	B-18
Company Permits	B-18
Company Preferred Stock	B-1
Company Regulatory Agreement	B-14
Company Reports	B-12
Company Securities	B-4
Company Series A Junior Participating Preferred Stock	B-9
Company Stock Plans	B-9
Company Stockholder Approval	B-10
Company Warrants	B-9
Compensation Committee	B-17
Confidentiality Agreement	B-29
DGCL	B-2
Effective Time	B-2
Employment Agreements	B-1
ERISA	B-16
ESPP	B-7
Excess Parent Common Stock	B-5
Exchange Act	B-12
Exchange Agent	B-4
Exchange Ratio	B-3
GAAP	B-13
Governmental Entity	B-12
HSR Act	B-12
Indemnified Parties	B-33
Insurance Policies	B-20
Intellectual Property	B-18
knowledge	B-14
Leased Real Property	B-20
Leases	B-20
Liens	B-10
Material Adverse Effect	B-8
Merger	B-1
Merger Consideration	B-3
Merger Sub	B-1
Merger Sub Common Stock	B-3
Merrill	B-13
Multiemployer Plan	B-16
Multiple Employer Plan	B-16
Parent	B-1
Parent Audited Balance Sheets	B-24
Parent Audited Financial Statements	B-24
Parent B Common Stock	B-22
Parent Common Stock	B-3
Parent Disclosure Schedule	B-21
Parent March Financials	B-24
Parent Option	B-6
Parent Preferred Stock	B-22
Parent Proxy Statement	B-22
Parent Registration Statement	B-24
Parent Reports	B-23
Parent Significant Subsidiaries	B-22
Parent Warrant	B-7
Parties	B-1
Potential Acquirer	B-30
Preferred Merger Consideration	B-3
Proxy Statement/Prospectus	B-29
Qualifying Proposal	B-30
Required States	B-36
Requisite Regulatory Approval	B-37

B-iv

Right	B-9
Rights Agreement	B-9
SEC	B-12
Securities Act	B-12
Stock Plans	B-6
Stockholder Meeting	B-31
Stockholder Proposals	B-31
Subsidiary	B-8
Superior Proposal	B-30
Surviving Corporation	B-2
Surviving Corporation Common Stock	B-3
Surviving Corporation Series A Preferred Stock	B-4
Tax	B-15
Tax Return	B-15
Taxes	B-15
Termination Date	B-38
Third Party Intellectual Property	B-18
Voting Agreements	B-1

B-v

        AGREEMENT AND PLAN OF MERGER, dated as of May 5, 2003 (this "Agreement"), by and among USA Interactive, a Delaware corporation ("Parent"), Forest Merger Corp., a Delaware corporation and wholly owned Subsidiary of Parent ("Merger Sub"), and LendingTree, Inc., a Delaware corporation (the "Company") (collectively, the "Parties").

        WHEREAS, the respective Boards of Directors of each of the Parties have, by unanimous vote, approved and declared advisable this Agreement, pursuant to which Merger Sub shall merge with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger, upon the terms and subject to the conditions, and with the effects, set forth in this Agreement;

        WHEREAS, as a condition to, and simultaneously with, the execution of this Agreement, certain stockholders of the Company listed on Exhibit A are entering into agreements in the form attached hereto as Exhibit B (the "Voting Agreements") with Parent, pursuant to which they have agreed, among other things, to vote in favor of approval of this Agreement and the Charter Amendment;

        WHEREAS, as a condition to, and simultaneously with, the execution of this Agreement, certain members of management of the Company are entering into new employment agreements with Merger Sub in the forms attached hereto as Exhibit C (the "Employment Agreements");

        WHEREAS, certain members of management of the Company are simultaneously herewith entering into a Restricted Share Grant and Shareholders' Agreement (the "Restricted Share Grant and Shareholders' Agreement") with Parent and Merger Sub in the form attached as an exhibit to the Employment Agreements;

        WHEREAS, it is contemplated that on the day immediately following the date on which the Merger becomes effective, the Company shall for good consideration issue certain shares of capital stock to specified members of senior management of the Company who continue to be such immediately prior to the Effective Time;

        WHEREAS, the Parties intend that the Merger shall constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall constitute a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

        WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and other transactions contemplated hereby and also to prescribe certain conditions to the Merger and other transactions contemplated hereby.

        NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

THE MERGER

        Section 1.1    The Charter Amendment and the Merger.    Upon the terms and subject to the conditions set forth herein, immediately following the Company's having obtained the Charter Amendment Approval at the Stockholder Meeting, and in any event prior to the taking of the vote at the Stockholder Meeting in respect of the Company Stockholder Approval, the Company shall file with the Secretary of State of the State of Delaware a Certificate of Amendment (the "Certificate of Amendment") to the Certificate of Designations, Rights and Preferences (the "Certificate of Designations") of the Series A 8% Convertible Preferred Stock, par value $0.01 per share, of the Company ("Company Preferred Stock") effecting the amendment to the Certificate of Designations set forth on Exhibit D hereto (such amendment, the "Charter Amendment") (which Certificate of

Amendment shall provide for the effectiveness of the Charter Amendment upon the filing of such Certificate of Amendment). Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with Section 251 of the Delaware General Corporation Law (the "DGCL"). Following the Effective Time, the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation"), shall be a direct, wholly owned Subsidiary of Parent and shall succeed to all of the rights and obligations of Merger Sub, and the separate corporate existence of Merger Sub shall cease, all as specified in Section 259 of the DGCL.

        Section 1.2    Closing; Effective Time.    The closing of the Merger (the "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, at 10:00 a.m., Eastern time, on the third Business Day immediately following the date on which the last of the conditions set forth in Article VIII hereof is satisfied or waived (other than conditions that by their nature cannot be satisfied until the Closing Date, but subject to satisfaction or waiver of such conditions), or at such other time and date and place as Parent and the Company shall mutually agree (the "Closing Date"). The term "Effective Time" shall mean the time and date of the filing by the Company of a properly executed certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time as agreed to by the Parties and set forth in the Certificate of Merger. The term "Business Day" shall mean any day, other than a Saturday, Sunday or a day on which the commercial banks in the state of New York are authorized or required by law to remain closed.

        Section 1.3    Tax Consequence.    It is intended that the Merger constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Parties hereto agree to treat the Merger consistently with this intention for all purposes at all times prior to and following the Closing, unless required to do otherwise by law.

ARTICLE II

DIRECTORS, OFFICERS AND CHARTER DOCUMENTS

        Section 2.1    Directors.    The directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, which individuals shall serve as directors of the Surviving Corporation until the earlier of their resignation or removal or their otherwise ceasing to be directors or until their respective successors are duly appointed or elected in accordance with applicable law.

        Section 2.2    Officers.    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time and shall serve until their resignation or removal or their otherwise ceasing to be officers or until their respective successors are duly appointed or elected in accordance with applicable law.

        Section 2.3    Certificate of Incorporation and Bylaws of Surviving Corporation.    At the Effective Time, (i) the Certificate of Incorporation of the Company shall be amended so as to read in its entirety in the form set forth as Exhibit E hereto, and, as so amended, until thereafter and further amended as provided therein and under the DGCL, it shall be the Certificate of Incorporation of the Surviving Corporation, and (ii) the Bylaws of Merger Sub in effect immediately before the Effective Time shall become the Bylaws of the Surviving Corporation until altered, amended or repealed as provided under the DGCL or in the Certificate of Incorporation or Bylaws of the Surviving Corporation.

ARTICLE III

TREATMENT OF SECURITIES

        Section 3.1    Effect of the Merger on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company or Merger Sub:

        (a)    Cancellation of Certain Company Securities.    Each share, if any, of Company Common Stock and Company Preferred Stock that is held in the treasury of the Company and all shares of Company Common Stock and Company Preferred Stock, if any, that are owned by Parent immediately prior to the Effective Time shall be cancelled and shall cease to exist, and no stock of Parent or other consideration shall be delivered in exchange therefor.

        (b)    Conversion of Company Securities.    By virtue of the Merger and without any action on the part of any holder thereof:

  (i)
  Each share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than shares cancelled pursuant to Section 3.1(a) of this Agreement, shall cease to be outstanding and shall cease to exist and shall be converted automatically, subject to Sections 3.1(d) and 3.2(d), into the right to receive 0.6199 (the "Exchange Ratio") fully paid and nonassessable shares of common stock, $0.01 par value per share, of Parent ("Parent Common Stock") (such fraction of a share of Parent Common Stock, together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 3.2(d), collectively are referred to as the "Common Merger Consideration").

  (ii)
  Each share of Company Preferred Stock outstanding immediately prior to the Effective Time, other than shares cancelled pursuant to Section 3.1(a) and shares as to which appraisal rights have been exercised pursuant to Section 3.1(e), shall cease to be outstanding and shall be retired and cease to exist and be converted automatically, subject to Section 3.2(d), into the right to receive that Common Merger Consideration into which each such share of Company Preferred Stock would have been converted pursuant to Section 3.1(b)(i) had such share of Company Preferred Stock been converted (as contemplated by Section 6(d) of the Certificate of Designations) into shares of Company Common Stock immediately before the Effective Time (the "Preferred Merger Consideration" and, together with the Common Merger Consideration, the "Merger Consideration").

  (iii)
  At the Effective Time, each Certificate theretofore representing shares of Company Common Stock or shares of Company Preferred Stock (except as provided in Section 3.1(e) with respect to shares of Company Preferred Stock as to which appraisal rights have been exercised), as the case may be, shall, without any action on the part of the Company, Parent or the holder thereof, represent, and shall be deemed to represent from and after the Effective Time, the right to receive the number of shares of Parent Common Stock (and cash in lieu of any fractional share) as determined in accordance with Sections 3.1(b)(i) and 3.1(b)(ii) above and shall cease to represent any rights in any shares of capital stock of the Company or Surviving Corporation.

        (c)    Conversion of Merger Sub Stock.    By virtue of the Merger and without any action on the part of any holder thereof, all of the shares of common stock, par value $0.01 per share, of Merger Sub ("Merger Sub Common Stock") that are issued and outstanding immediately prior to the Effective Time shall in the aggregate be converted automatically into (i) a number of shares of common stock, par value $0.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock") equal to the excess of 1,000 over the aggregate number of shares of Surviving Corporation Common Stock issuable, as of the Effective Time, pursuant to Section 7.13 of this Agreement, and (ii) such number of shares of Series A preferred stock, par value $0.01 per share, of the Surviving Corporation ("Surviving Corporation Series A Preferred Stock") (or fractions thereof) having a Liquidation Preference equal to $734,500,000.

        (d)    Certain Adjustments.    If between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock, Company Common Stock or Company Preferred Stock shall be changed into a different number of shares by reason of any stock split, combination of shares, or any dividend payable in stock shall be declared thereon with a record date within such period, the Exchange Ratio shall be appropriately adjusted to provide the holders of Company Common Stock and Company Preferred Stock the same economic effect contemplated by this Agreement prior to such event.

        (e)    Appraisal Rights.    Notwithstanding Section 3.1(b)(ii), shares of Company Preferred Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger Agreement or consented thereto in writing and who has demanded appraisal for such shares of Company Preferred Stock in accordance with the DGCL shall not be converted into the Preferred Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If after the Effective Time such holder fails to perfect or withdraws or loses his right to appraisal, such shares of Company Preferred Stock shall be treated as if they had been converted as of the Effective Time into the Preferred Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Preferred Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Payments to holders of Company Preferred Stock under this Section 3.1(e) shall be made by the Company out of its own funds, no funds shall be supplied for that purpose, directly or indirectly, by Parent, nor shall Parent directly or indirectly reimburse the Company for any such payments to holders of Company Preferred Stock.

        Section 3.2    Exchange of Certificates.

        (a)    Deposit with Exchange Agent.    As soon as practicable after the Effective Time, Parent shall deposit or cause to be deposited with a bank or trust company selected by Parent that is reasonably acceptable to the Company (the "Exchange Agent"), pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company, certificates representing the shares of Parent Common Stock issuable in the Merger pursuant to Section 3.1(b).

        (b)    Exchange and Payment Procedures.    As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates (collectively, the "Certificates") that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock or Company Preferred Stock (collectively, "Company Securities") whose shares were converted into the right to receive the applicable Merger Consideration pursuant to Section 3.1(b): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon actual delivery of the certificates to the Exchange Agent (and which shall be in such form as is reasonably satisfactory to the Company) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) and any cash in lieu of fractional shares of Parent Common Stock. Following the Merger, the former holders of Company Securities shall be entitled to receive in exchange therefor (i) a book-entry statement reflecting ownership of (or, if requested, a certificate representing) that number of whole shares of Parent Common Stock (after taking into account all shares of Company Common Stock and Company Preferred Stock then held by such holder) into which the shares of Company Common Stock or Company Preferred Stock previously represented by such Certificates are converted in accordance with Section 3.1(b), and (ii) cash in lieu of fractional shares of Parent Common Stock which such holder has the right to receive pursuant to Section 3.2(d). In the event that the Merger Consideration is to be delivered to any person who is not the person in whose name the Certificate surrendered in exchange therefor is registered in the transfer records of the Company, the Merger Consideration may be delivered to a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Certificate (other than a certificate representing shares of Company Common Stock or Company Preferred Stock to be cancelled in accordance with Section 3.1(a)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration contemplated by this Section 3.2. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to provisions of this Article III.

        (c)    Distributions with Respect to Unexchanged Shares.    No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Parent Common Stock represented thereby and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 3.2(d) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.2(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

        (d)    No Fractional Securities.    In lieu of any fractional securities, each holder of Company Securities who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article III will be paid an amount in cash (without interest) equal to such holder's respective proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of Parent Common Stock issued pursuant to this Article III. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of whole shares of Parent Common Stock delivered to the Exchange Agent by Parent over (ii) the aggregate number of whole shares of Parent Common Stock to be distributed to former holders of Company Securities (such excess being collectively called the "Excess Parent Common Stock"). The Exchange Agent, as agent for the former holders of Company Securities, shall sell the Excess Parent Common Stock at the prevailing prices on Nasdaq (or on the principal exchange on which the Parent Common Stock is then traded or quoted). The sales of the Excess Parent Common Stock by the Exchange Agent shall be executed on Nasdaq (or such other exchange) through one or more member firms of Nasdaq (or such other exchange) and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sales of Excess Parent Common Stock. Until the net proceeds of such sales have been distributed to the former holders of Company Securities that were converted into the right to receive Parent Common Stock, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Company Securities in lieu of any fractional interests in shares of Parent Common Stock, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former holders.

        (e)    Closing of Transfer Books.    If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates (or a book-entry position) representing the appropriate number of shares of Parent Common Stock as provided in Section 3.1 and in this Section 3.2.

        (f)    Termination of Exchange Agent.    Any certificates representing shares of Parent Common Stock deposited with the Exchange Agent pursuant to Section 3.2(a) and not exchanged within one year after the Effective Time pursuant to this Section 3.2 shall be returned by the Exchange Agent to Parent, which shall thereafter act as Exchange Agent. All funds or securities held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of two years from the Effective Time shall be returned to Parent, after which time any holder of unsurrendered Certificates shall look as a general creditor only to Parent for payment of such funds or securities to which such holder may be due, subject to applicable law.

        (g)    Escheat.    To the fullest extent permitted by applicable law, neither Parent nor the Company shall be liable to any person for any funds or securities delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (h)    Lost Certificates.    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the applicable Merger Consideration deliverable in respect thereof pursuant to this Agreement.

        (i)    Withholding Rights.    Each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates which, prior to the Effective Time, represented shares of Company Common Stock or Company Preferred Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Preferred Stock, as the case may be, in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Corporation or Parent, as the case may be.

        (j)    No Further Ownership Rights in Company Common Stock and Company Preferred Stock.    All shares of Parent Common Stock shares paid upon the conversion of shares of Company Common Stock and Company Preferred Stock in accordance with the terms of Articles I, II and III (including any cash paid pursuant to Section 3.2(d)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Common Stock and Company Preferred Stock.

        Section 3.3    Company Options; Employee Stock Purchase Plan.    (a)    Each option to purchase shares of Company Common Stock (a "Company Option") granted under the employee and director stock plans of the Company, but excluding the ESPP (the "Stock Plans"), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Parent Common Stock (a "Parent Option") on the same terms and conditions (including vesting) as were applicable under such Company Option. The number of shares of Parent Common Stock subject to each such Parent Option shall be the number of shares of Company Common Stock subject to each such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Parent

Common Stock, and such Parent Option shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such Company Option divided by the Exchange Ratio; provided, however, that, in the case of any Company Option to which Section 421 of the Code applies immediately prior to the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

        (b)   The Company shall take any actions with respect to the Company's Employee Stock Purchase Plan (the "ESPP") as are necessary to provide that (i) participation in the ESPP shall be limited to those employees who were participants on the date hereof, (ii) such participants may not increase their payroll deduction election or purchase elections from those in effect on the date hereof, (iii) if the Effective Date is prior to June 30, 2003, the ESPP shall terminate upon the Effective Date and all balances in ESPP participant accounts shall be delivered to participants as soon as practicable thereafter in accordance with the terms of the ESPP and (iv) if the Effective Date is on or after June 30, 2003, (A) purchases shall be made under the ESPP with respect to the ESPP purchase periods ending on June 30, 2003, provided, however, that if the date on which the Effective Time occurs is scheduled to be June 30, 2003, such purchase period(s) shall end on June 27, 2003, (B) any ESPP purchase periods scheduled to commence on July 1, 2003 shall be suspended pending consummation of the Merger, during which time no payroll deductions shall be made under the ESPP and (C) the ESPP shall terminate upon the date on which the Effective Time occurs.

        (c)   Prior to the Effective Time, the Company shall take all necessary action for the adjustment of the Company Options under this Section 3.3. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Options as a result of the actions contemplated by this Section 3.3. As soon as practicable following the Effective Time (and in any event not later than one Business Day following the Effective Time), Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to such Parent Options and, if applicable, with respect to the Company's 401(k) Retirement Savings Plan, and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Options remain outstanding or, if applicable, for so long as plan participation interests in the Company's 401(k) Retirement Savings Plan are required to be registered.

        Section 3.4    Company Warrants.    (a)    Subject to paragraph (b) of this Section 3.4, each Company Warrant that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall, at the Effective Time, be assumed by Parent and without further action on the part of the Company or the holder thereof be converted into a warrant to purchase shares of Parent Common Stock (a "Parent Warrant"), on the same terms and conditions as were applicable under the applicable warrant agreement in effect at the Effective Time, except that: (i) each Parent Warrant shall be exercisable for a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock subject to each such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Parent Common Stock and (ii) the exercise price per share of Parent Common Stock subject to such Parent Warrant shall be equal to the per share exercise price specified in such Company Warrant divided by the Exchange Ratio (rounded to the nearest cent).

        (b)   Notwithstanding paragraph (a) of this Section 3.4, with respect to any Company Warrant (i) that, in connection with a Reorganization (as defined in such Company Warrant), permits the

         Company at its election to make payment of a cash sum in exchange for such Company Warrant in lieu of exchanging such Company Warrant for consideration based on the consideration to be received by holders of Company Common Stock in such consolidation or merger and (ii) as to which Parent has given the Company written notice not less than five (5) Business Days prior to the Effective Time of Parent's desire for the Company to effect such exchange for cash, then the Company shall exchange, or shall cause to be exchanged, such Company Warrant for such cash amount as is specified in such Company Warrant to be exchanged therefor and the Company shall otherwise comply with all of the provisions of such Company Warrant relating to such exchange.

        (c)   The Company shall give all such notices as may be required by the terms of the Company Warrants in respect of the matters contemplated by Section 3.4(a) and Section 3.4(b) at the times and in the manner required by such Company Warrants.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in the relevant section of the Company disclosure schedule delivered to Parent concurrently herewith (the "Company Disclosure Schedule") (it being understood that the listing or setting forth of an item in one section of the Company Disclosure Schedule shall be deemed to be a listing or setting forth in another section or sections of the Company Disclosure Schedule to the extent that the relevance of the information set forth in one section of the Company Disclosure Schedule is readily apparent to be applicable to such other section or sections), as an inducement to Parent and Merger Sub entering into this Agreement and completing the transactions contemplated hereby, the Company hereby represents and warrants to Parent and Merger Sub as follows:

        Section 4.1    Corporate Organization.    (a)    The Company is duly organized and validly existing as a corporation in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on the Company. As used in this Agreement, the term "Material Adverse Effect" means, with respect to Parent or the Company, as the case may be, any change or effect that is or would reasonably be expected to be materially adverse to (i) the business, operations, results of operations or financial condition of such Party and its Subsidiaries taken as a whole or (ii) the ability of such Party to timely consummate the transactions contemplated hereby; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any change or effect relating to or arising from the execution, announcement, or consummation of this Agreement and the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers or employees. As used in this Agreement, the word "Subsidiary" when used with respect to any entity, means any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such entity for financial reporting purposes. The Company has previously made available to Parent true and complete copies of (i) the Certificate of Incorporation of the Company (the "Company Charter") and the Bylaws of the Company, each as in effect as of the date of this Agreement, and (ii) the minutes of the meetings of the Board of Directors and any Committee thereof in respect of meetings of the Board of Directors and such Committees held since January 31, 2001 through the date hereof, other than meetings of the Board of Directors for which minutes have not heretofore been prepared (the proceedings of which have been described in all material respects to counsel for Parent) or the subject of which was this Agreement and the transactions contemplated hereby.

        (b)   Each Company Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such status is recognized, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

        Section 4.2    Capitalization.    (a)    The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, of which, as of April 30, 2003, 22,910,267 shares were issued and outstanding, and 230,866 such shares were held in the Company's treasury; (ii) 10,000,000 shares of preferred stock, of which (A) 6,885,715 shares are designated as Company Preferred Stock, of which, as of April 30, 2003, 5,996,677 shares were issued and outstanding and no such shares were held in the Company's treasury, and each of which, as of the date hereof, is convertible into 1.092259732 shares of Company Common Stock and (B) 1,000,000 are designated as Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Company Series A Junior Participating Preferred Stock"), of which no shares are issued and outstanding, and no such shares are held in the Company's treasury. As of April 30, 2003, no shares of Company Common Stock, Company Preferred Stock or Company Series A Junior Participating Preferred Stock were reserved for issuance, except for (i) 1,000,000 shares of Company Series A Junior Participating Preferred Stock, such number of shares being sufficient to permit the exercise in full of all outstanding rights (a "Right") to purchase Company Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement entered into between the Company and First Union National Bank, dated as of February 22, 2000, and subsequently amended as of September 28, 2000 (the "Rights Agreement"); (ii) 10,314,532 shares of Company Common Stock, such number of shares being sufficient to provide for the full conversion of all outstanding shares of Company Preferred Stock into Company Common Stock; (iii) 6,136,558 shares of Company Common Stock reserved for issuance pursuant to the exercise of currently outstanding options and stock purchase rights under the Amended and Restated 2001 Stock Incentive Plan of the Company, the Amended and Restated 1999 Stock Incentive Plan of the Company, the 1998 Stock Option Plan of the Company, the 1997 Stock Option Plan of CreditSource USA, Inc., formerly known as Lewisburg Ventures, Inc., the Company Amended and Restated Employee Stock Purchase Plan, the Company Management Incentive Plan, the Company Deferred Compensation Plan for Employees and the Company Non-Employee Directors Compensation Plan (collectively, the "Company Stock Plans"); and (iv) 181,857 shares of Company Common Stock reserved for issuance pursuant to Company Warrants. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except for (i) the provisions of the Company Preferred Stock, (ii) the Rights, (iii) the Company Stock Plans and (iv) the Company Warrants, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, preemptive rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Securities or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Securities. Since April 30, 2003, the Company has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to (i) the exercise of employee stock options or Company Warrants or (ii) the conversion of shares of Company Preferred Stock, in each case granted or issued prior to April 30, 2003, and other than issuances of Company Common Stock pursuant to the terms of the ESPP. The Company has previously provided Parent with a list of the Company option holders as of the date hereof, the date each option to purchase Company Common Stock was granted, the number of shares subject to each such option, the expiration date of each such option and the price at which each such option may be exercised under an applicable Company Stock Plan. Section 4.2(a) of the Company Disclosure Schedule sets forth a list of each warrant to purchase Company Securities as of the date hereof (the "Company

Warrants"), the holder of each such Company Warrant, the date each such Company Warrant was granted, the number of shares subject to each such Company Warrant, the expiration date of each such Company Warrant and the exercise price per share under each such Company Warrant. The Company has previously provided to Parent a true and complete copy of each instrument (including any amendments thereto) evidencing a Company Warrant.

        (b)   Section 4.2(b) of the Company Disclosure Schedule sets forth, for each Subsidiary of the Company, the name and state of incorporation of such Subsidiary, and the number and type(s) of its outstanding shares of capital stock or other equity interests. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company's Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever ("Liens"), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of the Company's Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Except for interests in its Subsidiaries, neither the Company nor any of its Subsidiaries owns directly or indirectly any material equity interest in any firm, corporation, partnership or other entity, whether incorporated or unincorporated, or has any obligation or has made any commitment to acquire any such interest or to make any investment. No Company Subsidiary owns any capital stock of the Company.

        Section 4.3    Authority; No Violation.    (a)    The Company has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval and the Charter Amendment Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Charter Amendment and thereafter the Merger, have been duly and validly authorized (including such authorization as may be required so that no state interested director statute, including, without limitation, Section 144 of the DGCL, is or becomes operative with Parent, its Affiliates or transferees, this Agreement or the transactions contemplated hereby) and this Agreement and the Charter Amendment have been duly and validly adopted by the Company's Board of Directors. Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) the filing of the Certificate of Amendment pursuant to the DGCL with the Secretary of State of the State of Delaware, (iii) the approval of this Agreement by the affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock and Company Preferred Stock, voting together as a single class (with each share of Company Common Stock entitled to one vote and each share of Company Preferred Stock entitled to the number of votes provided for in the Certificate of Designations) (the "Company Stockholder Approval") and (iv) the approval of the Charter Amendment by the holders of not less than 68.5% of the outstanding shares of Company Preferred Stock and by a majority of the votes entitled to be cast by the Company Common Stock and Company Preferred Stock voting together as a single class (the "Charter Amendment Approval"), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. The Company's Board of Directors, by unanimous vote thereof, after having considered and taken into account the terms of the Employment Agreements and the restricted Surviving Corporation Common Stock to be sold to certain members of Company management pursuant to Section 7.13, (i) has adopted this Agreement and the transactions contemplated hereby, adopted a resolution setting forth the Charter Amendment and declared this Agreement and the Charter Amendment advisable (the "Company Board Approval"), (ii) has directed that this Agreement and the Merger be submitted to the stockholders of the Company for approval at the Stockholder Meeting and the Charter Amendment be submitted to the holders of Company Preferred Stock and

Company Common Stock for approval at the Stockholder Meeting and (iii) subject to Section 7.4, recommends that (A) stockholders of the Company approve this Agreement and the transactions contemplated hereby and (B) the holders of the Company Preferred Stock and Company Common Stock approve the Charter Amendment. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other Parties) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

        (b)   Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, including the Merger and the Charter Amendment, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Charter or the Bylaws of the Company, or violate or conflict with any agreement or instrument pursuant to which any shares of capital stock of the Company, or securities exercisable for or convertible into shares of capital stock of the Company, have been issued, or (ii) subject to the making of the filings and obtaining the approvals referred to in Section 4.5 and the effectiveness of such filings and/or receipt of the consents and approvals in connection therewith, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or require any increased payment under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations, Liens or payments which, individually or in the aggregate, will not have a Material Adverse Effect on the Company.

        (c)   Without limiting any of the forgoing, (i) this Agreement, the Merger and the other transactions contemplated hereby have been approved by a majority of the Continuing Directors (as that term is used in Articles VIII(b)(1) and VIII(c)(8) of the Company Charter), and (ii) the provisions of Article VIII(a) of the Company Charter are not applicable to this Agreement, the Merger or any other transactions contemplated hereby.

        Section 4.4    Amendment to Rights Agreement.    (a)    The Board of Directors of the Company has taken all necessary action to amend the Rights Agreement so that (i) the execution or delivery of this Agreement and the Voting Agreements and the consummation of the transactions contemplated hereby and thereby will not cause (A) the Rights to become exercisable under the Rights Agreement; (B) Parent or Merger Sub or any of their affiliates to be deemed an Acquiring Person (as that term is used in the Rights Agreement); or (C) the occurrence of the Distribution Date or the Stock Acquisition Date (as these terms are used in the Rights Agreement) and (ii) immediately prior to the Effective Time, the Rights shall expire and no longer be outstanding.

        (b)   The Distribution Date (as that term is used in the Rights Agreement) has not occurred.

        Section 4.5    Consents and Approvals.    Except for (a) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (b) the filing with the Securities and Exchange Commission (the "SEC") of (i) the Proxy Statement/Prospectus and (ii) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (d) the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, (e) the filings with any court, administrative agency or commission or other governmental, regulatory or self-regulatory authority or instrumentality (each a "Governmental Entity") as required under applicable law in each case as set forth in Section 4.5 of the Company Disclosure Schedule, (f) the Company Stockholder Approval and the Charter Amendment Approval, (g) such filings as may be required under the rules and regulations of Nasdaq, (h) such filings, consents, or approvals as may be necessary with respect to any Company Permit or any other permit or license held by the Company or its Subsidiaries in respect of the Company's real estate brokerage, real estate exchange, loan brokerage, mortgage brokerage, call center, or other financing or brokerage business and (i) such other filings, the failure of which to make would not, individually or in the aggregate, have a Material Adverse Effect on the Company, no consents or approvals of or filings or registrations with any Governmental Entity or third party are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the transactions contemplated hereby. As of the date hereof, to the Company's knowledge, there is no reason, relating to the Company and its Subsidiaries, the operation of their businesses or the terms of this Agreement, why the receipt of any such consents or approvals will not be obtained in a customary time frame once complete and appropriate filings have been made by the Company and Parent.

        Section 4.6    SEC Reports; Financial Statements.    (a)    The Company has made available to Parent an accurate and complete copy of each (i) report, schedule, final registration statement, prospectus and definitive proxy statement filed by the Company with the SEC on or after January 1, 2001 and prior to the date hereof pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934 (the "Exchange Act") (the "Company Reports"), which are all the forms, reports and documents required to be filed by the Company with the SEC since such date, provided that, if the Company amends any of the Company Reports, the fact of the filing of such amendment shall not, in and of itself, be deemed to mean or imply that any representation or warranty in this Agreement was not true when made or became untrue thereafter; and (ii) communication mailed by the Company to its stockholders since January 1, 2001 and prior to the date hereof. As of their respective dates, the Company Reports and communications (A) complied in all material respects with requirements of the Securities Act or the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder applicable thereto, and (B) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date.

        (b)   The Company has previously made available to Parent copies of (i) the consolidated balance sheets (the "Company Audited Balance Sheets") of the Company and its Subsidiaries as of December 31, 2001 and December 31, 2002, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the fiscal years ended December 31, 2001 and December 31, 2002, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC under the Exchange Act (such financial statements included in such Annual Report, together with the Company Audited Balance Sheets, the "Company Audited Financial Statements"), in each case, accompanied by the audit report of PricewaterhouseCoopers LLP, independent public accountants with respect to the Company; and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2003

and the related consolidated statements of operations and cash flows for the quarter ended March 31, 2003 (the "Company March Financials") contained in the Company's Current Report on Form 8-K furnished to the SEC on April 23, 2003 (the "2003 Q1 Form 8-K"). The Company Audited Financial Statements and the Company March Financials (including in each case the related notes, where applicable) (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of operations, cash flows and, in the case of the Company Audited Financial Statements, changes in shareholders' equity (deficit), of the Company and its Subsidiaries for the periods indicated (subject, in the case of the unaudited financial statements, to normal audit adjustments which are not expected, individually or in the aggregate, to be material); (ii) have been prepared consistent with the books and records of the Company and its Subsidiaries and consistent with the Company's accounting policies and procedures; (iii) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (iv) have been prepared in all material respects in accordance with United States generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto; and (v) in the case of the Company March Financials, do not differ in any material respect from the corresponding financial statements to be contained in the Company's Quarterly Report on Form 10-Q to be filed by the Company with the SEC in respect of the quarterly period ended March 31, 2003. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

        (c)   The guidance contained in the 2003 Q1 Form 8-K with respect to 2003 revenues, EPS and net income available to common shareholders of the Company has been prepared and issued in good faith by the Company and management of the Company.

        Section 4.7    Broker's Fees.    Other than Merrill Lynch & Co., Inc. ("Merrill") and Allen & Company LLC ("Allen"), neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees payable on behalf of the Company in connection with the Merger or the other transactions contemplated by this Agreement. A true and complete copy of each engagement letter pursuant to which any such fee or commission is payable has been previously delivered to Parent.

        Section 4.8    Absence of Certain Changes or Events.    (a)    Since December 31, 2002, no event or events have occurred which have had or would have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (b)   Since December 31, 2002 through the date hereof, other than the execution and delivery of this Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

        (c)   Neither the Company nor any of its Subsidiaries has, since December 31, 2002 through the date hereof, (i) except in the ordinary course of business or as required by applicable law or an agreement which has been disclosed prior to the date hereof in the Company Reports and a copy provided by the Company to Parent (A) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2002, or (B) granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonuses or commissions (other than customary bonuses for fiscal year 2002 and customary commissions for the fiscal years 2002 and 2003) or (ii) suffered any material strike, work stoppage, slowdown, or other labor disturbance.

        (d)   Since December 31, 2002 through the date hereof, the Company has not granted any stock options with respect to Company Common Stock or Company Preferred Stock to any director, officer, employee, or independent contractor of the Company or any of its Subsidiaries at an exercise price per share below the fair market value per share of the Company Common Stock or Company Preferred Stock, as the case may be, on the date the Company took all necessary corporate action to effectuate such grant.

        (e)   Since December 31, 2002 through the date hereof, neither the Company nor any of its Subsidiaries has taken any action described in Section 6.2(d), (g), (h) or (n) that if taken after the date hereof and prior to the Effective Time would violate such provision.

        Section 4.9    Legal Proceedings.    (a)    Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (i) of any nature against the Company or any of its Subsidiaries other than such proceedings, claims, actions or investigations which would not, individually or in the aggregate, reasonably be expected to result in any material fines, judgments or amounts paid in settlement or, if adversely determined against the Company or its Subsidiaries, to restrict in any material respect the conduct of the business of the Company and its Subsidiaries or (ii) as of the date hereof, challenging the validity or propriety of the transactions contemplated by this Agreement. For purposes of this Agreement, the "knowledge" of any person that is not an individual means, with respect to any matter in question, the actual knowledge of such person's executive officers and other officers having primary responsibility for such matter in each case, based upon reasonable inquiry consistent with such person's title and responsibilities.

        (b)   Neither the Company nor any of its Subsidiaries (i) is subject to any outstanding order, injunction or decree or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive (other than any order or directive of general applicability to the industries in which the Company operates as described in the Company's Annual Report on Form 10-K for the year ended December 31, 2002) applicable to the Company or any of its Subsidiaries by, or is a recipient of any supervisory letter from or has adopted any resolutions at the request of any Governmental Entity that in any such case restricts in any respect the conduct of its business or that in any manner relates to its capital adequacy, its policies, its management or its business (each, a "Company Regulatory Agreement"), or (ii) has, since December 31, 1998, been advised by any Governmental Entity that it is considering issuing or requesting any such Company Regulatory Agreement.

        Section 4.10    Taxes and Tax Returns.    (a)    Except for those matters that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Company and its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it and has duly paid or made adequate provision for the payment of all Taxes and other governmental charges which have been incurred (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls), and (ii) all such Tax Returns are accurate and complete in all respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return. There are no disputes pending related to, or claims asserted for, Taxes or assessments upon the Company or any of its Subsidiaries for which the Company does not have adequate reserves. Proper and accurate amounts have been withheld by the Company and its Subsidiaries from their employees for all prior periods in compliance with the tax withholding provisions of applicable federal, state and local laws. There are no liens for Taxes upon any property or assets of the Company or its Subsidiaries except liens for current Taxes not yet due. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Taxes of the Company or any of its Subsidiaries for any period. Neither the Company nor any of its Subsidiaries has filed a consent to the application of Section 341(f) of the Code. Neither the Company nor any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under Section 355(a) of the Code. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation or indemnification agreement or arrangement.

Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than the affiliated group of which the Company is the common parent) or has any liability for the Taxes of any person (other than the Company or its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law).

        (b)   Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any similar provision of state, local or foreign law).

        (c)   As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon, and the term "Tax Return" means any return, declaration, report, claim for refund, information return or statement relating to Taxes.

        Section 4.11    Certain Other Tax Matters.    Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance, in each case that could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        Section 4.12    Employees.    (a)    Set forth on Section 4.12(a) of the Company Disclosure Schedule is a true and complete list of each Company Benefit Plan but excluding government-sponsored programs. For purposes of this Agreement, "Company Benefit Plan" means any employee benefit plan, program, policy, practices, agreement or other arrangement providing benefits to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, policy, practices, agreement or other arrangement, but excluding any government-sponsored programs (e.g., social security or national health coverage).

        (b)   The Company has heretofore made available to Parent true and complete copies of each of the Company Benefit Plans and (i) the actuarial report for such Company Benefit Plan (if applicable) for each of the last two years, (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan, (iii) the summary plan description for such Company Benefit Plan (if any), and (iv) the Form 5500 for such Company Benefit Plan (if applicable) for each of the last two years. Except as specifically provided in the foregoing documents made available to Parent or as required by this Agreement, there are no amendments to any Company Benefit Plan that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plan.

        (c)   (i) Each of the Company Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including, but not limited to, ERISA and the Code, (ii) each Company Benefit Plan has been administered in all material respects in accordance with its terms, (iii) each of the Company Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (except for such Company Benefit Plans that (A) have not yet received a determination letter but for which the remedial amendment period for submitting a determination letter has not yet expired or (B) are maintained under a prototype plan (or similar form or pattern plan) for which the Internal

Revenue Service has issued a favorable opinion letter (or similar approval letter) that, in the Company's reasonable judgment, adequately addresses such plan's qualified status), and there are no existing circumstances nor any events that have occurred that would be reasonably expected to affect adversely the qualified status of any such Company Benefit Plan, (iv) no Company Benefit Plan is subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 302 of ERISA or Section 412 or 4971 of the Code, (v) no Company Benefit Plan provides benefits coverage, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of Company or its Subsidiaries beyond the last day of the month in which their retirement or other termination of service occurred, other than coverage mandated by applicable law and other than any post-termination exercise periods for stock options, (vi) no material liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any trade or business, whether or not incorporated (a "Company ERISA Affiliate"), which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Company, its Subsidiaries or any Company ERISA Affiliate of incurring a material liability thereunder, (vii) no Company Benefit Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA) (a "Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control (a "Multiple Employer Plan"), within the meaning of Section 4063 of ERISA and none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, (viii) except as set forth on Section 4.2(c) of the Company Disclosure Schedule, all contributions or other amounts payable by the Company or its Subsidiaries with respect to each Company Benefit Plan and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company's financial statements, (ix) none of the Company, its Subsidiaries or, to the Company's knowledge, any other person, including any fiduciary, has engaged in a transaction in connection with which the Company, its Subsidiaries or any Company Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, (x) to the best knowledge of the Company there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto and (xi) each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized.

        (d)   Section 4.12(d) of the Company Disclosure Schedule sets forth (i) an accurate and complete description of each provision of any Company Benefit Plan under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, or could limit the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, and (ii) to the Company's knowledge a good faith estimate of the maximum amount of the "excess parachute payments" within the meaning of Section 280G of the Code that could become payable by the Company and its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

        (e)   Except to the extent required by any Company Benefit Plan or by operation of the provisions of any individual employment or change in control agreement previously disclosed to Parent and set forth in Section 4.12(e) of the Company Disclosure Schedule, as of the date hereof, none of the Company, the Company's Board of Directors or the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") has taken any action to accelerate the vesting of any stock options or other equity-based compensation awards in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Prior to the date hereof, the Compensation Committee has amended the Deferred Compensation Plan for Employees and the Deferred Compensation Plan for Non-Employee Directors so as not to require the Compensation Committee to direct the Company to establish an irrevocable trust nor to contribute any cash or shares of Company Common Stock to such trust to satisfy the Company's obligations under such plans.

        Section 4.13    Securities Laws Matters.    (a)    With respect to each Annual Report on Form 10-K and each Quarterly Report on Form 10-Q included in the Company Reports filed since August 29, 2002, the financial statements and other financial information included in such reports fairly present (within the meaning of the Sarbanes-Oxley Act of 2002) in all material respects the financial condition and results of operations of the Company as of, and for, the periods presented in the Company Reports.

        (b)   The Company's principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company's auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

        (c)   The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and, to the Company's knowledge, such disclosure controls and procedures are effective in timely alerting the Company's principal executive officer and its principal financial officer to material information required to be included in the Company's periodic reports required under the Exchange Act.

        Section 4.14    Compliance with Applicable Law, Permits and Licenses.    (a)  Neither the Company nor any of its Subsidiaries (i) is in any material respect in conflict with, or in default or violation in any material respect of, or (ii) has since December 31, 1998 been charged by any Governmental Entity with a violation of: any material law, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, including state usury, consumer lending and insurance laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collection Practices Act and other federal, state, local and foreign laws regulating real estate brokers or agents, real estate brokerage referral services or exchanges, mortgage brokers or agents, mortgage bankers, lending, servicing loans or the selling of credit or other insurance.

        (b)   The Company, its Subsidiaries and their respective employees hold all material permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of the Company and its Subsidiaries, including (without limitation) the residential real estate exchange and mortgage brokerage businesses of the Company and its Subsidiaries (the "Company Permits"). Section 4.14(b) of the Company Disclosure Schedule contains a list of the Company Permits. Each of the Company and its Subsidiaries is, and for the past five years has been, in compliance in all material respects with the terms of the Company Permits, all of the Company Permits are in full force and effect and no suspension, revocation or material modification of any of them is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, do reasonable grounds exist for any such action.

        Section 4.15    Intellectual Property; Proprietary Rights; Employee Restrictions; Assets.    (a)  All material (i) copyrights, including copyright registrations and copyright applications, (ii) trademarks, including trademark registrations and applications for registration, (iii) patents and patent applications, (iv) service marks, including service mark registrations and applications for registration, (v) trade names, (vi) Internet domain names, (vii) databases, (viii) computer programs, including source code, object code, algorithms, structure, display screens, layouts, development tools, instructions, templates, and computer software user interfaces, (ix) know-how, (x) trade secrets, (xi) customer lists, (xii) proprietary technology, (xiii) processes and formulae, (xiv) marketing materials created by the Company or its Subsidiaries, (xv) inventions, (xvi) trade dress, (xvii) logos and (xviii) designs (collectively, "Intellectual Property") used by the Company or its Subsidiaries in their respective businesses (collectively, "Company Intellectual Property") are owned by the Company or such Subsidiaries by operation of law, or have been validly assigned to the Company or such Subsidiaries ("Company Owned Intellectual Property") or the Company or its Subsidiaries otherwise have the right to use such Intellectual Property in their business as currently conducted ("Company Licensed Intellectual Property"). The Company Intellectual Property is sufficient in all material respects to carry on the business of the Company as presently conducted. The Company or one of its Subsidiaries has exclusive ownership of all Company Owned Intellectual Property used by the Company or its Subsidiaries, or is entitled to use all Company Licensed Intellectual Property, in the Company's business as presently conducted, subject, in the case of Company Licensed Intellectual Property, to the terms of the license agreements covering such Company Licensed Intellectual Property. The Company and its Subsidiaries, and to the knowledge of the Company, the other parties thereto are not in material breach of any of the license agreements covering the Company Licensed Intellectual Property. The present business activities or products of the Company do not infringe in any material respect any Intellectual Property of others ("Third Party Intellectual Property").

        (b)   To its knowledge, the Company has not received any notice or other claim from any third party asserting that any of the Company's present activities infringe or may infringe any Third Party Intellectual Property of such third party.

        (c)   Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) the Company has the right to use all trade secrets, customer lists, hardware designs, programming processes, software and other information material to its business as presently conducted, (ii) the Company has taken all reasonable measures in accordance with customary industry practice to protect and preserve the security and confidentiality of its trade secrets and other confidential information, (iii) to the knowledge of the Company, all trade secrets and other confidential information of the Company that are material to its business are not part of the public domain or knowledge, nor, to the knowledge of the Company, have they been misappropriated by any person having an obligation to maintain such trade secrets or other confidential information in confidence for the Company, and (iv) to the knowledge of the Company, no employee or consultant of the Company or any of its Subsidiaries has used any trade secrets or other confidential information of any other person in the course of their work for the Company or such Subsidiary.

        (d)   To the knowledge of the Company, no university or government agency (whether federal or state) has any claim of right to or ownership in the Company Owned Intellectual Property. The

Company is not aware of any material infringement, dilution or misappropriation by others of the Company Owned Intellectual Property, or any material violation of the confidentiality of any of its proprietary information. To the Company's knowledge, the Company is not making unlawful use of any confidential information or trade secrets of any past or present employees of the Company or any of its Subsidiaries.

        (e)   Each of the Company and its Subsidiaries has good and valid title to, or valid leasehold interests in, all its properties and other assets (other than Company Intellectual Property, which is addressed in Section 4.15(a) through (d)) as are necessary in the conduct of, or material to the business of the Company and its Subsidiaries as currently conducted, except for defects in title, easements, restrictive covenants and similar encumbrances that, either individually or in the aggregate, do not interfere in any material respect with the Company's conduct of its business or affect in any material respect the value of such property or other assets. All such properties and other assets, other than properties or other assets in which the Company or any of its Subsidiaries has a leasehold interest, are owned by the Company or a Subsidiary free and clear of all Liens, except for Liens that, either individually or in the aggregate, have not had or would not have a material adverse effect on the use, utility or value of the applicable property or asset.

        (f)    (i) Each lease of real or personal property which is material to the conduct of the business of the Company and its Subsidiaries and to which the Company or its Subsidiaries is a party is valid and binding on the Company or any of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries have in all material respects performed all material obligations required to be performed by it to date under each such lease, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such lease.

        Section 4.16    Certain Contracts; Leases.    (a)  Neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company Reports, (ii) which materially restricts the conduct of any line of business by the Company or upon consummation of the transactions contemplated by this Agreement will restrict the conduct of any line of business by Parent, or Parent's Subsidiaries or the ability of Parent or any of Parent's Subsidiaries to engage in any line of business, (iii) which upon consummation of the transactions contemplated by this Agreement will subject any of the Company or any of its affiliates to any exclusivity arrangements with or to a labor union or guild (including any collective bargaining agreement), or (iv) (other than any plan or agreement covered by Section 4.12 hereof) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any stockholder approval or the consummation of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 4.16(a), together with any material license or contract relating to Company Intellectual Property, whether or not set forth in the Company Disclosure Schedule, is referred to herein as a "Company Contract," and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto. The Company has heretofore made available to Parent a true and complete copy of each Company Contract.

        (b)   (i) Each Company Contract is valid and binding on the Company or any of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has in all material respects performed all material obligations required to be performed by it to date under each Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

        (c)   Section 4.16(c) of the Company Disclosure Schedule sets forth a complete and accurate list and description of all real property leased, subleased or otherwise occupied by the Company or its Subsidiaries (the "Leased Real Property"). The Company and its Subsidiaries do not own any real property. All of the leases or subleases of the Leased Real Property (the "Leases") are valid, binding and in full force and effect. The Company and its Subsidiaries have not subjected any Lease to any material mortgage, pledge, lien, encumbrance, sublease, assignment, license, or other agreement granting to any third party any material interest in such Lease or any right to the use or occupancy of any Leased Real Property. The Company or a Subsidiary, as lessee under each Lease, is now in possession of all of the applicable Leased Real Property.

        Section 4.17    Undisclosed Liabilities.    Except for (a) those liabilities that are disclosed in the footnotes to or reserved against on the Company Audited Financial Statements (and only to the extent of such disclosure or reserve), (b) liabilities incurred pursuant to this Agreement and the transactions contemplated hereby or for fees and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby, (c) liabilities incurred in the ordinary course of business consistent with past practice which have not had or would not have, individually or in the aggregate, a Material Adverse Effect on the Company and (d) other immaterial liabilities not incurred in the ordinary course of business which in the aggregate are not material, since December 31, 2002, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, determined, determinable, contingent or otherwise and whether due or to become due).

        Section 4.18    Insurance.    The Company has made available to Parent a copy of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries (the " Insurance Policies"). Each of such Insurance Policies is in full force and effect as of the date of this Agreement. From December 31, 2001 through the date hereof, none of the Company or any of its Subsidiaries has received any notice or other communication regarding any actual or possible (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any Insurance Policy, (c) refusal of any coverage or rejection of any material claim under any Insurance Policy, or (d) material adjustment in the amount of the premiums payable with respect to any Insurance Policy.

        Section 4.19    Environmental Liability.    There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could result in the imposition, on the Company of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), pending or, to the Company's knowledge, threatened against the Company, which liability or obligation will have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that will have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that will have, either individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 4.20    State Takeover Law.    The Company has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of the execution or performance of this Agreement or the transactions contemplated by this Agreement, including the execution and performance of the Voting Agreements.

        Section 4.21    Registration Statement.    None of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in the Registration Statement will, at the time such Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

        Section 4.22    Transactions with Affiliates.    Except as set forth in the Company Reports or compensation or other employment arrangements in the ordinary course, or arrangements incident thereto not exceeding an aggregate of $5,000 with respect to any officer, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand ("Company Affiliate Transactions").

        Section 4.23    Opinions of Financial Advisors.    The Company's Board of Directors has received (a) the oral opinion, dated as of the date hereof, of Merrill to the effect that the Exchange Ratio is fair from a financial point of view to the holders of the Company Securities, such opinion to be promptly confirmed in writing, and (b) the oral opinion, dated as of the date hereof, of Allen to the effect that the consideration to be received by holders of Company Securities in the Merger is fair to such holders from a financial point of view, such opinion to be promptly confirmed in writing. Neither of such opinions has been withdrawn or modified in any material respect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Except as disclosed in the relevant section of the Parent disclosure schedule delivered to the Company concurrently herewith (the "Parent Disclosure Schedule") (it being understood that the listing or setting forth of an item in one section of the Parent Disclosure Schedule shall be deemed to be a listing or setting forth in another section or sections of the Parent Disclosure Schedule to the extent that the relevance of the information set forth in one section of the Parent Disclosure Schedule is readily apparent to be applicable to such other section or sections), as an inducement to the Company entering into this Agreement and completing the transactions contemplated hereby, Parent and Merger Sub hereby represent and warrant to the Company as follows:

        Section 5.1    Corporate Organization.    Each of Parent, Merger Sub and Parent's "Significant Subsidiaries" (as defined in Regulation S-X promulgated by the SEC) (the "Parent Significant Subsidiaries") is duly organized and validly existing as a corporation in good standing under the laws of the state of its incorporation. Each of Parent, Merger Sub and the Parent Significant Subsidiaries has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

        Section 5.2    Capitalization.    As of the date hereof, the authorized capital stock of Parent consists of 1,600,000,000 shares of Parent Common Stock, 400,000,000 shares of Class B common stock, par value $0.01 per share ("Parent B Common Stock") and 100,000,000 shares of preferred stock, par value $0.01 per share ("Parent Preferred Stock"). At the close of business on March 31, 2003, (a) 439,713,734 shares of Parent Common Stock were issued and 433,066,722 shares of Parent Common Stock were outstanding, 64,629,996 shares of Parent B Common Stock and 13,118,182 shares of Parent Preferred Stock were issued and outstanding, in each case, except as disclosed in the Parent's proxy statement dated March 25, 2002 (the "Parent Proxy Statement"), not subject to any preemptive rights, and (b) 6,647,012 shares of Parent Common Stock, no shares of Parent B Common Stock and no shares of Parent Preferred Stock were held in treasury by Parent or by Subsidiaries of Parent. Other than (a) options to purchase 74,468,955 shares of Parent Common Stock issued pursuant to employee benefit plans and agreements of Parent, (b) 79,280,240 shares of Parent Common Stock issuable upon exercise of outstanding warrants, (c) up to 25,720,819 shares of Parent Common Stock issuable upon conversion of Parent Preferred Stock, (d) 510,369 restricted shares of Parent Common Stock, (e) 2,380,500 shares of Parent Common Stock issuable in respect of restricted units, (f) 97,720 shares of Parent Common Stock issuable pursuant to Parent's Bonus Stock Purchase Program, (g) securities issuable in connection with the Agreement and Plan of Merger, by and among Parent, Equinox Merger Corp. and Expedia, Inc., and (h) securities issuable in connection with the Agreement and Plan of Merger by and among USA Interactive, Hermitage Merger Corp. and Hotels.Com, except in connection with this Agreement, as disclosed in the Parent Disclosure Schedule, or in connection with the agreements described in the Parent Proxy Statement, as of March 31, 2003, (x) there were no options, warrants, rights, puts, calls, commitments or other contracts, arrangements or understandings issued by or binding upon Parent requiring or providing for, and (y) there are no outstanding debt or equity securities of Parent which upon the conversion, exchange or exercise thereof would require or provide for the issuance by Parent of any new or additional shares of Parent Common Stock, Parent B Common Stock or Parent Preferred Stock (or any other securities of Parent) which, with or without notice, lapse of time and/or payment of monies, are or would be convertible into or exercisable or exchangeable for Parent Common Stock, Parent B Common Stock or Parent Preferred Stock (or any other securities of Parent). Since March 31, 2003 through the date hereof, Parent has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to the exercise of employee stock options granted prior to such date and the vesting of restricted stock units. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which, as of the date hereof, 100 shares are issued and outstanding and are owned of record and beneficially by Parent. The shares of Parent Common Stock to be issued in the Merger will, upon issuance, be validly issued, fully paid, nonassessable, and, except as disclosed in the Parent Proxy Statement, not subject to any preemptive rights, free and clear of all security interests, liens, claims, pledges or other encumbrances of any nature whatsoever (except for any such rights, securities interests, liens, claims, pledges or other encumbrances arising from any action taken by a stockholder of the Company and except for any encumbrances imposed by federal, state or foreign securities laws) and with no personal liability attaching to the ownership thereof. Neither Parent nor any of its controlled affiliates owns, in the aggregate, in excess of 0.1% of the total voting power of the outstanding Company Securities (other than pursuant to this Agreement or the Voting Agreements).

        Section 5.3    Authority; No Violation.    (a)    Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by them of the transactions contemplated hereby, including the Merger, have been duly and validly authorized. This Agreement has, by unanimous vote, been duly and validly approved and declared advisable by the Board of Directors of each of Parent and Merger Sub. No other corporate proceedings on the part of Parent and Merger Sub, other than the approval by Parent as the sole stockholder of Merger Sub of this Agreement (which shall be obtained prior to the Effective Time), are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

        (b)   Neither the execution and delivery of this Agreement by each of Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement will (i) violate any provision of the Restated Certificate of Incorporation or Bylaws of Parent, or the Certificate of Incorporation or Bylaws of Merger Sub, or, (ii) subject to the making of the filings referred to in Section 5.5 and the effectiveness of such filings and/or receipt of the consents and approvals in connection therewith, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or Merger Sub or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, or require any increased payment under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations, liens or payments which, individually or in the aggregate, will not have a Material Adverse Effect on Parent.

        Section 5.4    SEC Reports; Financial Statements.    (a)    Parent has made available to the Company an accurate and complete copy of each (i) report, schedule, final registration statement, prospectus and definitive proxy statement filed by Parent with the SEC on or after January 1, 2001 and prior to the date hereof pursuant to the Securities Act or the Exchange Act (the "Parent Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since such date, provided that, if Parent amends any of the Parent Reports, the fact of the filing of such amendment shall not, in and of itself, be deemed to mean or imply that any representation or warranty in this Agreement was not true when made or became untrue thereafter; and (ii) communication mailed by Parent to its stockholders since January 1, 2001 and prior to the date hereof. As of their respective dates, the Parent Reports and communications (A) complied in all material respects with requirements of the Securities Act or the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder applicable thereto, and (B) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date.

        (b)   Parent has previously made available to the Company copies of (i) the consolidated balance sheets (the "Parent Audited Balance Sheets") of Parent and its Subsidiaries as of December 31, 2001 and December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended December 31, 2001 and December 31, 2002, as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC under the Exchange Act (such financial statements included in such Annual Report, together with the Company Audited Balance Sheets, the "Parent Audited Financial Statements"), in each case, accompanied by the audit report of Ernst & Young LLP, independent public accountants with respect to Parent; and (ii) the consolidated balance sheet of Parent and its Subsidiaries as of March 31, 2003 and the related consolidated statements of operations and cash flows for the quarter ended March 31, 2003 (the "Parent March Financials") contained in Parent's Current Report on Form 8-K furnished to the SEC on May 2, 2003. The Parent Audited Financial Statements and the Parent March Financials (including in each case the related notes, where applicable) (i) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and the consolidated results of operations, cash flows and, in the case of the Parent Audited Financial Statements, changes in shareholders' equity, of Parent and its Subsidiaries for the periods indicated (subject, in the case of the unaudited financial statements, to normal audit adjustments which are not expected, individually or in the aggregate, to be material); (ii) have been prepared consistent with the books and records of Parent and its Subsidiaries and consistent with Parent's accounting policies and procedures; (iii) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (iv) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto; and (v) in the case of the Parent March Financials, do not differ in any material respect from the corresponding financial statements to be contained in Parent's Quarterly Report on Form 10-Q to be filed by Parent with the SEC in respect of the quarterly period ended March 31, 2003. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

        (c)   With respect to each Annual Report on Form 10-K and each Quarterly Report on Form 10-Q included in the Parent Reports filed since August 29, 2002 and prior to the date hereof, the financial statements and other financial information included in such reports fairly present (within the meaning of the Sarbanes-Oxley Act of 2002) in all material respects the financial condition and results of operations of Parent as of, and for, the periods presented in the Parent Reports.

        Section 5.5    Consents and Approvals.    Except for (a) the filing of the pre-merger notification report under the HSR Act, (b) the filing with the SEC of (i) the Proxy Statement/Prospectus, (ii) a Registration Statement of Parent on Form S-4 with respect to shares of Parent Common Stock which may be issued to stockholders of the Company in the Merger, the Parent Options described in Section 3.3 and the Parent Warrants described in Section 3.4 (together with any amendments or supplements thereto, the "Parent Registration Statement") and (iii) such reports under the Exchange Act as may be required in connection with this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, (c) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, the Parent Options described in Section 3.3 and the Parent Warrants described in Section 3.4, (d) the filing of applications for the authorization of quotation on Nasdaq or such other national exchange on which the Parent Common Stock is quoted or listed at the Effective Time of the Parent Common Stock issuable under this Agreement, or pursuant to the exercise of the Parent Options described in Section 3.3 and the Parent Warrants described in Section 3.4, and such other filings as may be required under the rules and regulations of Nasdaq or other exchange, (e) the approval of this Agreement and the Merger by the requisite vote of the stockholders of the Company, (f) the approval of the Charter Amendment by the requisite vote of the holders of the Company Preferred Stock and of the holders of the Company Preferred Stock and Company Common Stock voting together, (g) the filings with any Governmental Entity as required under applicable law in each case as expressly set forth in Section 5.5 of the Parent Disclosure Schedule, (h) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (i) consents and approvals previously obtained, (j) such filings, consents and approvals in respect of the Company Permits (without giving effect to the materiality qualifier contained in the definition thereof) as are required by applicable law and (k) such other filings the failure of which to make would not have a Material Adverse Effect on Parent, no consents or approvals of or filings or registrations with any Governmental Entity or third party are necessary in connection with (A) the execution and delivery by Parent or Merger Sub of this Agreement and (B) the consummation by Parent or Merger Sub of the transactions contemplated hereby. As of the date hereof, to Parent's knowledge, there is no reason, relating to Parent and its Subsidiaries, the operation of their businesses or the terms of this Agreement, why the receipt of any such consents or approvals will not be obtained in a customary time frame once complete and appropriate filings have been made by the Company and Parent.

        Section 5.6    Conduct of Business.    Merger Sub is a corporation formed solely for the purpose of consummating the Merger and the other transactions contemplated hereby and has not engaged in any business activity except as contemplated by this Agreement and the transactions contemplated hereby (including the Employment Agreements and the Restricted Share Grant and Shareholders' Agreement).

        Section 5.7    Certain Tax Matters.    Parent has not taken or agreed to take any action, has not failed to take any action and does not know of any fact, agreement, plan or other circumstance, in each case that could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        Section 5.8    Registration Statement.    None of the information supplied or to be supplied by Parent in writing for inclusion or incorporation by reference in the Registration Statement will, at the time any Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

        Section 5.9    Absence of Certain Changes or Events.    (a)    Since December 31, 2002, no event or events have occurred which have had or would have, individually or in the aggregate, a Material Adverse Effect on Parent.

        (b)   Since December 31, 2002 through the date hereof, except as disclosed in the Parent Reports, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

        Section 5.10    Legal Proceedings.    Except as disclosed in the Parent Reports, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, in each case which has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

        Section 5.11    Compliance with Applicable Laws.    Except as disclosed in the Parent Reports or as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is in conflict with, or is in default or violation of, any law, rule, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties are bound or affected.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

        Section 6.1    Conduct of Businesses Prior to the Merger Closing.    Commencing upon execution of this Agreement and continuing through to the Closing, except as expressly contemplated or permitted by this Agreement or as disclosed in Section 6.1 of the Company Disclosure Schedule, the Company shall, and shall cause its Subsidiaries to (a) conduct its business in the ordinary course consistent with past practices and (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and to retain the services of its key officers and key employees.

        Section 6.2    Company Forbearances.    Commencing upon execution of this Agreement and continuing through to the Closing, except as set forth in Section 6.2 of the Company Disclosure Schedule or expressly contemplated by this Agreement, neither the Company nor Merger Sub shall, and the Company shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent or refusal shall not be unreasonably delayed):

          (a)    incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance;

          (b)   (i)    adjust, split, combine or reclassify any capital stock;

            (ii)   make, declare or pay any dividend (other than (A) quarterly dividends paid on the Company Preferred Stock in accordance with the terms thereof, which dividends the Company shall pay in cash and (B) dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent), or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except in connection with cashless exercises or similar transactions pursuant to the exercise of stock options issued and outstanding as of the date hereof under the Company Stock Plans;

            (iii)  grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

            (iv)  issue any additional shares of capital stock except pursuant to (A) the exercise of stock options under the Company Stock Plans, the conversion of shares of Company Preferred Stock into Company Common Stock or the exercise of Company Common Stock Warrants, in each case issued and outstanding as of the date hereof and in accordance with the terms of such instruments or (B) the ESPP in accordance with the terms thereof and Section 3.3(b) of this Agreement;

            (v)   amend the terms of any Company Warrant; or

            (vi)  amend or terminate the Rights Agreement.

          (c)   sell, transfer, mortgage, encumber or otherwise dispose of any of its lines of business, material properties or assets to any individual, corporation or other entity, other than to a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except pursuant to contracts or agreements in force at the date hereof;

          (d)   except pursuant to contracts or agreements in force at the date of this Agreement and made available to Parent prior to the date of this Agreement, make any material investment or acquisition, whether by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary of the Company or any wholly owned Subsidiary thereof;

          (e)   except for transactions in the ordinary course of business consistent with past practice which would not reasonably be expected to have a Material Adverse Effect on the Company, terminate, or amend or waive any material provision of, any Company Contract, as the case may be, or make any material change in any instrument or agreement governing the terms of any lease or contract other than normal renewals of contracts and leases without material adverse changes of terms, or its securities;

          (f)    except in the ordinary course of business (other than for directors or officers of the Company) and at times and in amounts consistent with past practice, or to the extent required by law or an existing agreement, increase in any manner the compensation or benefits of any of its employees, directors, consultants, independent contractors or service providers, pay any pension, severance or retirement benefits not required by any existing plan or agreement to any such employees, directors, consultants, independent contractors or service providers or enter into, amend, alter, adopt, implement or otherwise commit itself to any compensation or benefit plan, program, policy, arrangement or agreement including without limitation any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan, policy, arrangement or agreement or employment or consulting agreement with or for the benefit of any employee, director, consultant, independent contractor or service provider or accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation or cause the funding of any rabbi trust or similar arrangement;

          (g)   settle any material claim, action or proceeding;

          (h)   amend its certificate of incorporation or its bylaws or, in the case of the Company, enter into any agreement with its stockholders in their capacity as such;

          (i)    other than in the ordinary course of business consistent with past practice, (i) sell or enter into any material license agreement with respect to any Company Intellectual Property used by it in its business with any person or entity or buy or enter into any material license agreement with respect to Third Party Intellectual Property of any person or entity; (ii) sell or transfer to any person or entity any material rights to any Company Intellectual Property Rights used by it in its business; or (iii) enter into or materially amend any Company Contract, as the case may be, pursuant to which any other party is granted marketing or distribution rights of any type or scope with respect to any material products of its or any of its Subsidiaries;

          (j)    enter into any "non-compete" or similar agreement that would materially restrict the businesses of the Surviving Corporation or its Subsidiaries following the Effective Time or that would in any way restrict the businesses of Parent and its Subsidiaries (excluding the Surviving Corporation and its Subsidiaries);

        (k)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

        (l)    implement or adopt any change in its accounting principles, practices or methods, other than as consistent with or as may be required by law, GAAP or regulatory guidelines;

        (m)  settle or compromise any material liability for Taxes, file any material Tax Return (including any amended Tax Return), make any material Tax election or change any method of accounting for Tax purposes;

        (n)   enter into any new, or amend or otherwise alter any current, Company Affiliate Transaction; or

        (o)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.2.

        Section 6.3    Parent Obligations.    During the period from the date hereof to the Effective Time: (a)  Parent shall not without the prior written consent of the Company, adopt any amendments to its certificate of incorporation which would materially adversely affect the terms and provisions of the Parent Common Stock or the rights of the holders of such shares; (b) without the Company's consent, neither Parent nor any of its affiliates shall, directly or indirectly, except pursuant to this Agreement or the Voting Agreements, purchase or otherwise acquire any Company Securities or otherwise intentionally vote or acquire the right to vote Company Securities; (c) Parent shall cause Merger Sub to perform its obligations hereunder; and (d) Parent shall not take any affirmative action to cause the delisting of the Parent Common Stock from Nasdaq, unless, contemporaneously therewith, the Parent Common Stock has been approved for listing on the New York Stock Exchange.

        Section 6.4    Certain Tax Matters.    (a) Commencing upon execution of this Agreement and continuing through to the Closing, each Party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any commercially reasonable action or cause any commercially reasonable action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        (b)   The Company shall procure and deliver to Parent a study of a nationally recognized independent accounting firm mutually acceptable to Parent and the Company, in form reasonably acceptable to Parent and conducted with Parent's cooperation, stating the amount of the Company's net operating loss carryforwards for U.S. federal income tax purposes reflected in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 which are currently subject to limitation under Section 382 of the Code or Treasury Regulations § 1.1502-15 or -21.

        Section 6.5    Other Matters.    Commencing upon the execution of this Agreement and continuing through the Closing, neither the Company nor Parent shall, and each of them shall cause its respective Subsidiaries not to, take any action that is intended or would reasonably be expected to result in (a) any of its representations and warranties (or, in the case of Parent, the representations and warranties of Parent and Merger Sub) set forth in this Agreement being or becoming untrue in any material respect or in any respect in the case of representations and warranties qualified by materiality or Material Adverse Effect on such Party at any time prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VIII not being satisfied or (c) a violation of any provision of this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

        Section 7.1    Filings Under Securities Laws.    As promptly as practicable after the date hereof, Parent shall prepare and file with the SEC the Parent Registration Statement, which will contain (i) the prospectus of Parent relating to the shares of Parent Common Stock (including shares of Parent Common Stock issuable pursuant to the Parent Options described in Section 3.3 and the Parent Warrants described in Section 3.4) to be issued in connection with the Merger and (ii) the proxy statement of the Company relating to the Stockholder Meeting (collectively, the "Proxy Statement/Prospectus"). Each of Parent and the Company shall use their respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter promptly mail or deliver the Proxy Statement/Prospectus to its stockholders. Parent shall use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall cooperate with Parent and furnish all information concerning the Company and the holders of the Company Securities as may be reasonably requested by Parent in connection with any such action.

        Section 7.2    Access to Information.    (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of the Parties shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other Parties, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records. Access shall be reasonably related to the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement. During such period, each of the Parties shall, and shall cause their respective Subsidiaries to, make available to the other Parties (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents which such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. No Party shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

        (b)   The Company shall, in respect of each month ending after the date hereof and prior to the Effective Time, within one Business Day after the "monthly Board Book" is prepared for senior management of the Company (but in no event later than the tenth Business Day after the last day of such month), and in respect of each week ending after the date hereof and prior to the Effective Time, within one Business Day after the "weekly financial forecasts" are prepared for senior management of the Company (but in no event later than the third Business Day after the end of the prior week), provide to Parent such monthly Board Book or weekly financial forecast, as the case may be, which shall be in the form provided to senior management of the Company. The Company shall not alter in any material respect its accounting principles and methods used in the preparation of such monthly Board Books and such weekly financial forecasts.

        (c)   Each of the Parties shall hold all information furnished by or on behalf of any other Party or any of such Party's Subsidiaries or representatives pursuant to Section 7.2(a) or 7.2(b) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Non-Disclosure Agreement between Parent and the Company, dated as of March 4, 2003 (the "Confidentiality

Agreement"). The Company acknowledges and agrees that the execution, delivery and performance by Parent and its Affiliates of this Agreement, the Voting Agreements and the Employment Agreements and the transactions contemplated hereby and thereby shall not be deemed a breach of Parent's obligations under the Confidentiality Agreement.

        (d)   No investigation by any of the Parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

        Section 7.3    Acquisition Transactions.    (a) After the date hereof and prior to the Effective Time or the earlier termination of this Agreement pursuant to the terms hereof, the Company shall not, and shall not permit any of its Subsidiaries to, initiate, solicit, negotiate, knowingly encourage or provide confidential information to facilitate, and the Company shall use its reasonable best efforts to cause any officer, director or employee of the Company, or any attorney, accountant, investment banker, financial advisor or other agent retained by it or any of its Subsidiaries, not to initiate, solicit, negotiate, knowingly encourage or provide non-public or confidential information to facilitate, any proposal or offer to acquire more than twenty-five percent (25%) of the business, properties or assets of the Company and its Subsidiaries, or capital stock of the Company or its Subsidiaries representing more than fifteen percent (15%) of the total voting power of all of such entity's voting securities, in each case whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such transactions being referred to herein as an "Acquisition Transaction").

        (b)   Notwithstanding the provisions of paragraph (a) above but subject to compliance with Section 7.3(c) and (d), (i) the Company or the Board of Directors of the Company may, prior to receipt of the Company Stockholder Approval and the Charter Amendment Approval, (A) in response to an unsolicited bona fide written offer or proposal with respect to a potential or proposed Acquisition Transaction ("Acquisition Proposal") from a corporation, partnership, person or other entity or group (a "Potential Acquirer") which the Company's Board of Directors determines, in good faith (x) after consultation with its independent financial advisor, would reasonably be expected to result (if consummated pursuant to its terms and which consummation is reasonably possible) in an Acquisition Transaction more favorable to the Company's stockholders than the Merger (a "Qualifying Proposal") and (y) after having received and considered the advice of, and after consultation with, its independent, outside legal counsel, the failure to take such action would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law, furnish confidential or non-public information to (provided that the Company shall have received from the Potential Acquirer a confidentiality agreement containing terms at least as stringent in all material respects as the Confidentiality Agreement), and negotiate with, such Potential Acquirer and (B) resolve to accept, or recommend, and, upon termination of this Agreement in accordance with Section 9.1(e) and after payment to Parent of the fee pursuant to Section 9.2(b), enter into agreements relating to, a Qualifying Proposal as to which the Company's Board of Directors has determined in good faith (I) after consultation with its independent financial advisor would result in an Acquisition Transaction more favorable to the Company's stockholders than the Merger and is reasonably capable of being financed and consummated and (II) after having received and considered the advice of, and after consultation with, its independent, outside legal counsel, the failure to take such action would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law (such Qualifying Proposal being a "Superior Proposal") and (ii) the Company's Board of Directors may take and disclose to the Company's stockholders a position contemplated by Rule 14e-2 under the Exchange Act or otherwise make disclosure required by the federal securities laws or their fiduciary duties, as determined in good faith by the Board of Directors of the Company. It is understood and agreed that negotiations and other activities conducted in accordance with this paragraph (b) shall not constitute a violation of paragraph (a) of this Section 7.3.

        (c)   The Company shall promptly notify Parent orally and in writing after receipt of any Acquisition Proposal, substantive indication of interest or request for non-public information relating to the Company or its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary by any person or entity that after the date hereof informs the Board of Directors of the Company or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall identify the offeror and indicate in reasonable detail the material terms and conditions of such proposal, indication of interest or request. The Company shall promptly, but in no event later than one Business Day, keep Parent informed orally and in writing of any material changes or developments with respect to any activities or discussions relating to an Acquisition Proposal, including any significant change in the terms or status of such an Acquisition Proposal, indication of interest or request.

        (d)   The Company shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than the Parties with respect to any of the foregoing; provided, however, that neither the Company nor any of its affiliates shall waive any standstill or confidentiality provisions.

        (e)   The Company shall promptly provide to Parent any information regarding the Company or its Subsidiaries provided after the date hereof to any corporation, partnership, person or other entity or group making an Acquisition Proposal, unless such information has been previously provided to Parent.

        Section 7.4    Stockholders' Approval.    Subject to the other provisions of this Section 7.4, the Company shall use reasonable best efforts to cause a special meeting of stockholders of the Company (the "Stockholder Meeting") to be held as soon as reasonably practicable after the date hereof for the purpose of obtaining the Company Stockholder Approval and the Charter Amendment Approval (the "Stockholder Proposals"). The Company's Board of Directors shall use its reasonable best efforts to obtain from the stockholders of the Company the votes required by the DGCL and/or the Company Charter in favor of the approval of this Agreement and the Charter Amendment and any other matters required thereby to be approved and shall recommend to the stockholders of the Company that they so vote at the Stockholder Meeting or any adjournment or postponement thereof; provided that the Company's Board of Directors shall not be required to use such reasonable best efforts to obtain the vote in favor of the approval of this Agreement, the Charter Amendment and such other matters or to make or continue to make such recommendation if such Board of Directors, after having received and considered the advice of, and after consultation with, its independent, outside legal counsel, has determined that the making of such reasonable best efforts to obtain the vote in favor of the approval of this Agreement and the Charter Amendment and such other matters or making or continuing to make such recommendation would cause the members of the Company's Board of Directors to breach their fiduciary duties under applicable laws. Notwithstanding anything to the contrary in this Agreement, unless this Agreement is earlier terminated in accordance with its terms, the Company shall be required to submit the Stockholder Proposals for approval by its stockholders at the Stockholder Meeting, whether with or without the recommendation of the Company's Board of Directors.

        Section 7.5    Legal Conditions to the Merger.    (a) Each of Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (i) to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities, (ii) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII, to consummate the transactions contemplated by this Agreement, and (iii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

        (b)   Notwithstanding anything to the contrary in paragraph (a) above or any other provision of this Agreement, (i) the Company shall not, without the prior written consent of Parent, agree to divest any assets or businesses of the Company or any of its affiliates or to in any way limit the ownership or operation of any business of the Company or its affiliates and (ii) neither Parent nor the Company shall be required to (x) divest or encumber any assets or corporations of Parent or the Company, respectively, or any of their respective affiliates (provided that in connection with the obtaining of the approval of any Governmental Entity of the transactions contemplated by this Agreement, the Company shall, and shall cause its Subsidiaries to, agree to divest, encumber, and to divest or encumber, any of its or their assets or corporations at the request of Parent and provided that such divestiture is conditioned upon consummation of the Merger) or (y) enter into any agreements that in any way limit the ownership or operation of any business of Parent or the Company, respectively, or any of their respective affiliates.

        (c)   Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement, provided that Parent or the Company can restrict access by the other Party to such documents that discuss the pricing or dollar value of the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

        (d)   The Parent and the Company shall, upon request, furnish the other Parties with all information concerning themselves, their Subsidiaries and their Subsidiaries' affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent or the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.

        (e)   The Company and Parent shall, and Parent shall cause Merger Sub to, promptly advise the other Parties upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

        Section 7.6    Affiliates.    The Company shall use its reasonable best efforts to cause each person, listed on Exhibit F hereto to deliver to Parent, as soon as practicable after the date of this Agreement, and in any event prior to the Effective Time, a written agreement, in the form of Exhibit G hereto, as applicable, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of Parent Common Stock to be received by such "affiliate" in the Merger, other than as contemplated in such written agreement. Other than those persons listed on Exhibit F, there are no "affiliates" (for purposes of Rule 145 under the Securities Act) of the Company.

        Section 7.7    Stock Exchange Quotation or Listing.    Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, or upon exercise of the Parent Options described in Section 3.3 or the Parent Warrants described in Section 3.4, to be authorized for quotation on Nasdaq or such other national exchange on which the Parent Common Stock may then be quoted or listed prior to the Effective Time.

        Section 7.8    Additional Agreements.    In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

        Section 7.9    Advice of Changes.    Parent and the Company shall each promptly advise the other Party of any change or event having a Material Adverse Effect on it, and Parent and the Company shall each promptly advise the other of any change or event that it believes is or constitutes or is reasonably likely to be or constitute a material breach of any of its representations, warranties or covenants contained herein.

        Section 7.10    Section 16.    Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required to cause the transactions contemplated by this Agreement, including any dispositions of Company Securities (including derivative securities with respect to the Company Common Stock or Company Preferred Stock) and acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Securities) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 7.11    Directors' and Officers' Indemnification and Insurance.    (a) Parent shall cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability Insurance Policies maintained by the Company (provided that Parent may substitute therefor policies of a reputable insurance company, the terms of which provide at least the same coverage containing terms and conditions which are not less advantageous in any material respect to the Company's directors and officers currently covered) with respect to matters or events occurring prior to the Effective Time to the extent available; provided, however, that in no event shall Parent or its affiliates be required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company (which amounts under current policies are set forth in Section 7.11 of the Company Disclosure Schedule), whether expended over time or paid in a lump sum or otherwise, to maintain or procure insurance coverage pursuant to this Section 7.11; and, provided, further that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain or to cause to be obtained a policy with the greatest coverage available for a cost not exceeding such amount.

        (b)   From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any threatened, pending or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters relating to their duties or actions in their capacity as such (or in such capacity in another corporation, partnership, joint venture, trust or other enterprise at the request of the Company) and existing or occurring at or prior to the Effective Time (including those matters relating to the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted to be so indemnified by the Surviving Corporation or such Subsidiary, as the case may be, under applicable law. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, assume all rights of the Indemnified Parties to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the respective Certificate of Incorporation or Bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries (true and complete copies of which have been filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, in the case of the Company, and otherwise have been made available to Parent prior to the date hereof) as now in effect, and any indemnification agreements or arrangements of the Company or any of its Subsidiaries provided to Parent prior to the date hereof shall survive the Merger and shall continue in full force and effect in accordance with their terms, and Parent shall cause the Surviving Corporation to comply with its obligations thereunder. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties, unless such modification is required by law. The right to indemnification conferred by this Section 7.11 shall include the right to be advanced and paid by Parent or the Surviving Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such Indemnified Party provides an undertaking reasonably satisfactory in form and substance to Parent to repay such advanced expenses to the extent required by law or the terms of the applicable indemnification provision.

        (c)   From and after the Effective Time until the sixth anniversary thereof, Parent shall cause (i) the Certificate of Incorporation and Bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to indemnification and to limitation of certain liabilities of directors and officers than are set forth as of the date of this Agreement in the Company Charter and Bylaws of the Company and (ii) the Certificate of Incorporation and Bylaws (or similar organizational documents) of each Subsidiary of the Surviving Corporation to contain the current provisions regarding indemnification of directors and officers which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

        (d)   In the event that Parent or the Surviving Corporation or the respective successors or assigns of each (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent and the Surviving Corporation shall ensure that proper provision shall be made so that such successors and assigns of Parent or the Surviving Corporation or the respective successors or assigns of each, as the use may be, shall assume all of the obligations thereof set forth in this Section 7.11.

        (e)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its officers, directors or employees, it being understood and agreed that the indemnification provided for in this Section 7.11 is not prior to or in substitution for any such claims under such policies.

        (f)    The provisions of this Section 7.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 7.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.11 applies without the consent of the affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 7.11 applies shall be third party beneficiaries of this Section 7.11). For the avoidance of doubt, any failure by the Surviving Corporation to pay any amounts under this Section 7.11 for any reason whatsoever (including that such entity has ceased to exist) shall entitle the Indemnified Parties to fulfillment by Parent of such obligations of the Surviving Corporation.

        Section 7.12    Reorganization.    Following the Effective Time, neither the Company, the Surviving Corporation, Parent nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any commercially reasonable action or cause any commercially reasonable action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        Section 7.13    Share Issuance.    On the date immediately following the Effective Time, Parent shall cause the Surviving Corporation to sell to the individuals listed in Exhibit H such number of validly issued, fully paid and non-assessable shares of the Surviving Corporation Common Stock as is set forth opposite each such individual's name in Exhibit H, subject in each case to such individual continuing to be employed by the Company immediately prior to the Effective Time and provided that such individual has not theretofore taken any action that would constitute the grounds for termination for "Cause" pursuant to such individual's Employment Agreement.

        Section 7.14    Employee Matters.    (a) Parent will cause the Surviving Corporation to honor the obligations of the Company or any of its Subsidiaries as of the Effective Time under the provisions of all employment, bonus, consulting, termination, severance, change in control and indemnification agreements that have previously been disclosed to Parent between and among the Company or any of its Subsidiaries, on the one hand, and any current or former officer, director, consultant or employee of the Company or any of its Subsidiaries, on the other hand, provided that this provision shall not prevent the Surviving Corporation from amending, suspending or terminating any such agreements to the extent permitted by the respective terms of such agreement.

        (b)   For a period of at least one year following the Effective Time, the employees of the Company who are employed by the Surviving Corporation as of the Effective Time (the "Assumed Employees") and who remain employed with the Surviving Corporation during such period will be offered benefit plan participation and coverage (other than incentive plan participation and coverage) at levels that are reasonably comparable (or better), on an aggregate basis, to those currently in effect under the Company Benefit Plans.

        (c)   Parent and the Surviving Corporation will cause their respective employee benefit and compensation plans (including, without limitation, pension, profit-sharing, retirement, savings, 401(k), vacation, paid time-off, employee, retiree health and other employee financial welfare or other benefit plans) covering any of the Assumed Employees on or after the Effective Time to count service that has been recognized by the Company and its affiliates, without duplication of benefits, for purposes of eligibility to participate and vesting, but not benefit accrual, to the same extent such service was recognized under any similar Company Benefit Plans, provided that the foregoing shall not apply for newly established plans for which prior service is not taken into account. Parent and the Surviving Corporation will also cause all (i) waiting periods and (ii) pre-existing conditions and proof of insurability provisions, for all conditions that all Assumed Employees and their covered dependents have as of the Effective Time, under each plan that would otherwise be applicable to newly hired employees to be waived with respect to Assumed Employees to the same extent waived or satisfied under the Company Benefit Plans for the year in which the Merger occurs.

        (d)   Parent and the Surviving Corporation will give Assumed Employees credit, for purposes of Parent's and the Surviving Corporation's vacation and/or other paid leave benefit programs, for such employees' accrued and unpaid vacation and/or paid leave balance as of the Effective Time.

        Section 7.15    Registration Statement.    (a)    If at any time prior to the date of the Stockholder Meeting, or any adjournment thereof, any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur which is required to be described in an amendment of, or a supplement to the Registration Statement, the Company shall notify Parent thereof by reference to this Section 7.15(a) and such event shall be so described. Any such amendment or supplement shall be filed as promptly as practicable with the SEC and, as and to the extent required by law, disseminated to the stockholders of the Company, and such amendment or supplement shall comply in all material respects with all applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

        (b)   If at any time prior to the date of the Stockholder Meeting, or any adjournment thereof, any event with respect to Parent, its officers and directors or any of its Subsidiaries shall occur which is required to be described in an amendment of, or a supplement to the Registration Statement, Parent shall notify the Company thereof by reference to this Section 7.15(b) and such event shall be so described. Any such amendment or supplement shall be filed as promptly as practicable with the SEC and, as and to the extent required by law, disseminated to the stockholders of the Company, and such amendment or supplement shall comply in all material respects with all applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

ARTICLE VIII

CONDITIONS

        Section 8.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligations of the Parties to effect the Charter Amendment (in the case of the Company) and the Merger shall be subject to the following conditions:

          (a)   Stockholder Approvals. The Company Stockholder Approval and the Charter Amendment Approval shall have been obtained and, in the case of the Merger, the Certificate of Amendment shall have been duly filed with the Secretary of State of the State of Delaware.

          (b)   Stock Exchange Listings. The shares of Parent Common Stock to be issued in the Merger or upon exercise of the Parent Options described in Section 3.3 or the Parent Warrants described in Section 3.4 shall have been authorized for quotation on Nasdaq or such other national exchange on which the Parent Common Stock may be quoted or listed as of the Closing Date.

          (c)   Other Approvals. (i) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated and (ii) all other notifications, consents, authorizations and approvals required to be made with or obtained from any Governmental Entity prior to the Effective Time (including without limitation, with respect to any Company Permit (without giving effect to the word "material" in the definition thereof)), (A) under applicable U.S. state insurance and consumer lending laws and other federal, state, local and foreign laws regulating real estate brokers or agents, real estate brokerage referral services or exchanges, mortgage brokers or agents, mortgage bankers, lending, servicing loans or the selling of credit or other insurance (to the extent that such authorization, filing, consent or approval is required to be obtained, under applicable laws, rules, regulations, or policies, in connection with the transactions contemplated hereby) for or relating to the operation of the business of the Company and its Subsidiaries (x) in each of the States listed on Exhibit I hereto (the "Required States") and (y) in such other States which, when taken together with the Required States, represent at least 95% of the consolidated revenues of the Company and its Subsidiaries for its 2002 fiscal year or (B) the failure of which to make or obtain would have a Material Adverse Effect on the Company or Parent, shall have been made or obtained for the transactions contemplated by this Agreement (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approval"); provided that the foregoing clause (ii) shall apply to the obligations of the Company to consummate the Charter Amendment and the Merger only to the extent that the failure to make or obtain such notification, consent, authorization or approval would make consummation of the Merger an illegal act by the Company.

          (d)   Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of any of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e)   No Injunctions or Restraints; Illegality. No injunction prohibiting the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, materially restricts or makes illegal consummation of the Merger, and no Governmental Entity shall have instituted any proceeding or be threatening to institute any proceeding seeking such an order, injunction or decree.

          (f)    Federal Tax Opinions.

              (i)  The Company shall have received a written opinion of Weil, Gotshal & Manges LLP, dated the Closing Date, to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon representations contained in certificates of officers of Parent and the Company.

             (ii)  Parent shall have received a written opinion of Wachtell, Lipton, Rosen & Katz, dated the Closing Date, to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon representations contained in certificates of officers of Parent and the Company.

        Section 8.2    Conditions to Obligations of the Company.    The obligations of the Company to effect the Charter Amendment and the Merger are also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time, of the following conditions:

          (a)   Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub (the "Parent Representations") set forth in Sections 5.1, 5.2, 5.3, 5.4(a) and (b), 5.5, 5.6, 5.7, 5.8 and 5.9(a) of this Agreement shall, as of the Closing Date, as though made on and as of the Closing Date (except to the extent such Parent Representations speak as of an earlier date, in which case as of such earlier date) be true and correct as of such Closing Date or earlier date (A) in all material respects, in the case of such Parent Representations not qualified by materiality or Material Adverse Effect and (B) in all respects, in the case of Parent Representations that are so qualified; and (ii) all other Parent Representations (without giving effect to any materiality or Material Adverse Effect qualifier in such Parent Representations) not set forth in such Sections listed in clause (i), shall, as of the Closing Date, as though made on and as of the Closing Date (except to the extent such Parent Representations speak as of an earlier date, in which case as of such earlier date) be true and correct except, in the case of this clause (ii) for such failures to be so true and correct that would not, individually or in the aggregate, have a Material Adverse Effect on Parent. The Company shall have received certificates signed on behalf of Parent by an appropriate executive officer to such effect.

          (b)   Performance of Obligations. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by each of them under this Agreement at or prior to the Closing Date, and the Company shall have received certificates signed on behalf of Parent by an appropriate executive officer to such effect.

        Section 8.3    Conditions to Obligations of Parent.    The obligations of Parent to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

          (a)   Representations and Warranties. (i) The representations and warranties of the Company (the "Company Representations") set forth in Sections 4.1(a), 4.2, 4.3, 4.4, 4.6(a) and (b), 4.8(a), 4.9, 4.11, 4.12(a), (b), (d) and (e), 4.14, 4.15(a), 4.16(a), 4.17, 4.20, 4.22, and 4.23 of this Agreement shall, as of the Closing Date, as though made on and as of the Closing Date (except to the extent such Parent Representations speak as of an earlier date, in which case as of such earlier date) be true and correct as of such Closing Date or earlier date (A) in all material respects, in the case of such Company Representations not qualified by materiality or Material Adverse Effect and (B) in all respects, in the case of Company Representations that are so qualified; and (ii) all other Company Representations (without giving effect to any materiality or Material Adverse Effect qualifier in such Company Representation) not set forth in such Sections listed in clause (i), shall, as of the Closing Date, as though made on and as of the Closing Date (except to the extent such Company Representations speak as of an earlier date, in which case as of such earlier date) be true and correct except, in the case of this clause (ii) for such failures to be so true and correct that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Parent shall have received certificates signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer.

          (b)   Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received certificates signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

          (c)   Executive Officers. The Chief Executive Officer of the Company and the Chief Operating Officer of the Company, each holding office as of the date hereof, shall continue to be employed by the Company in such respective positions, there shall exist no reasonable basis to believe that each such executive will not continue to be employed by the Surviving Corporation following the Merger, and neither of such individuals shall have taken any action that would constitute "Cause" for termination under his respective Employment Agreement, unless the failure of the foregoing to be satisfied shall be the result of the death or Disability (as defined in such executives' respective Employment Agreements) of one (but not both) of such executives.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

        Section 9.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

          (a)   by mutual consent of Parent and the Company in a written instrument;

          (b)   by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

          (c)   by Parent or the Company if the Effective Time shall not have occurred on or before the seven-month anniversary of the date of this Agreement (the "Termination Date"), unless the failure of the Effective Time to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein; provided, however, that if on such date each of the conditions set forth in Article VIII other than those set forth in Section 8.1(a), Section 8.1(c) or Section 8.1(e) has been fulfilled or is capable of being fulfilled, then such date shall be automatically extended to the nine-month anniversary of the date of this Agreement;

          (d)   (i) by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach by Parent or Merger Sub of any of its covenants or agreements or any of its representations or warranties set forth in this Agreement, which breach, either individually or in the aggregate, would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2(a) or 8.2(b) of this Agreement, and which is not cured as promptly as practicable and in any case within thirty (30) days following written notice by the Company to Parent or by its nature or timing cannot be cured prior to the Closing Date; or

            (ii)   by Parent (provided that neither Parent nor Merger Sub is then in material breach of any representation, warranty, covenant or other agreement contained herein) if (A) there shall have been a breach by the Company of any of its covenants or agreements or any of its representations or warranties set forth in this Agreement, which breach, in any such case, either individually or in the aggregate, would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.3(a), 8.3(b) or 8.3(c) of this Agreement or (B) there shall have been a material breach (including any transfer or other disposition of any Company Securities in violation thereof) by any party to a Voting Agreement (other than Parent) of any of its respective covenants or agreements or any of its respective representations or warranties set forth in such Voting Agreement, and which, in the case of either of clause (A) or (B), is not cured as promptly as practicable and in any case within thirty (30) days following written notice by Parent to the Company or by its nature or timing cannot be cured prior to the Closing Date;

          (e)   by the Company if, prior to receipt of the Company Stockholder Approval and the Charter Amendment Approval, (A) the Company receives a Superior Proposal, (B) the Company shall have promptly (and in no event later than two calendar days, which shall include at least one Business Day, after forming such intention) notified Parent of its intention to terminate this Agreement pursuant to this Section 9.1(e), such notice to Parent to be in writing and to be accompanied by full details of the terms and conditions of such Superior Proposal, including the identity of the offeror, a complete copy of each agreement contemplated to be entered into by the Company or its Subsidiaries in connection with the Superior Proposal, and shall have otherwise complied with Section 7.3, (C) if requested by Parent within two Business Days after receipt by Parent in writing of such full details of the terms and conditions of such Superior Proposal, the Company shall have negotiated and caused its respective financial and legal advisers to negotiate during the following five Business Day period with Parent to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated herein on such adjusted terms, and notwithstanding such negotiations and adjustments, the Board of Directors of the Company concludes, in its good faith judgment, that the transactions contemplated herein on such terms as adjusted, are not at least as favorable to the stockholders of the Company as such Superior Proposal and (D) the Board of Directors of the Company thereafter resolves to accept such Superior Proposal after having received and considered the advice of, and after consultation with, its independent, outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law; provided, that such termination under this Section 9.1(e) shall not be effective until the Company has made payment of the full fee required by Section 9.2(b)(i); and provided, further, that if Parent's proposal under clause (C) is at least as favorable to the stockholders of the Company as the Superior Proposal, this Agreement shall promptly be amended to reflect such terms and the Company shall no longer have the right herein with respect to such original Superior Proposal;

          (f)    by Parent, if the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn, or modified or amended in any respect materially adverse to Parent, its approval or recommendation of this Agreement or shall have resolved to do any of the foregoing, or shall have recommended another Acquisition Proposal or if the Board of Directors of the Company shall have resolved to accept a Superior Proposal or shall have failed to publicly affirm its approval or recommendation of this Agreement within 10 days of Parent's request made after any Acquisition Proposal shall have been disclosed to the Company's stockholders generally; or

          (g)   by Parent or the Company, if the stockholders of the Company fail to approve this Agreement upon a vote held at a duly held meeting of stockholders called for such purpose (including any adjournment or postponement thereof), but subject, in the case of termination by the Company, to its obligation to make the payment required by Section 9.2(b), if applicable.

        Section 9.2    Effect of Termination.    (a)    In the event of termination of this Agreement by Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub or the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 7.2(c), 10.2, 10.6, 10.7 and this Section 9.2 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement or out of intentional misconduct or fraud.

        (b)   The Company agrees to pay to Parent a fee equal to $25 million, by wire transfer of immediately available funds, if:

            (i)  the Company terminates this Agreement pursuant to Section 9.1(e);

           (ii)  Parent terminates this Agreement pursuant to Section 9.1(f), in which case $10 million of such fee shall be payable within two Business Days of such termination, and the remaining $15 million shall be payable on the earlier to occur of (A) the one-year anniversary of the termination date, or (B) the earlier of (x) the Company, directly or indirectly, entering into a definitive agreement for an Acquisition Transaction or (y) an Acquisition Transaction being consummated;

          (iii)  (A) the Company terminates this Agreement pursuant to Section 9.1(c) at a time when Parent would have been permitted to terminate this Agreement pursuant to Section 9.1(d)(ii) as a result of a willful or bad faith breach of any material covenant or agreement contained in this Agreement, (B) prior to such termination, an Acquisition Proposal (other than pursuant to this Agreement) shall have been disclosed publicly or to the Company that contemplates a direct or indirect consideration (implicit valuation) for the Company Securities (including the value of any stub equity) in excess of the aggregate Merger Consideration and (C) within 12 months following such termination, the Company, directly or indirectly, enters into a definitive agreement for an Acquisition Transaction or an Acquisition Transaction is consummated, which fee shall be payable immediately upon either event described in this clause (C), provided, that for purposes of this clause (C), the percentage in the definition of "Acquisition Transaction" (including as such definition relates to the definition of "Acquisition Proposal") shall be thirty-three percent (33%) in lieu of twenty-five percent (25%) or fifteen percent (15%), as the case may be; or

          (iv)  this Agreement is terminated pursuant to Section 9.1(g), provided that (A) at the time of the Stockholder Meeting an Acquisition Proposal (other than pursuant to this Agreement) shall have been disclosed publicly or to the Company and (B) within 12 months of termination of this Agreement the Company, directly or indirectly, enters into a definitive agreement for an Acquisition Transaction or an Acquisition Transaction is consummated, which fee shall be payable immediately upon either event described in this clause (B), and provided, further, that for purposes of this Section 9.2(b)(iv) the percentage in the definition of "Acquisition Transaction" (including as such definition relates to the definition of "Acquisition Proposal") shall be thirty-three percent (33%) in lieu of twenty-five percent (25%) or fifteen percent (15%), as the case may be.

        (c)   Subject to Section 9.2(a)(ii), each of Parent, Merger Sub and the Company agrees that any termination fee payable pursuant to Section 9.2(b) of this Agreement shall be the sole and exclusive remedy of Parent and Merger Sub upon termination of this Agreement pursuant to any provision requiring the payment of such fee.

        Section 9.3    Amendment.    Subject to compliance with applicable law, this Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented at the Stockholder Meeting by the stockholders of the Company; provided, however, that after adoption of this Agreement by the Company's stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

        Section 9.4    Extension; Waiver.    At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Company Securities hereunder, other than as contemplated by this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

        Section 10.1    Nonsurvival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Closing except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Closing.

        Section 10.2    Expenses.    Except as set forth in Section 9.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by Parent and the Company.

        Section 10.3    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a)    if to the Company, to:

        LendingTree, Inc.
        11115 Rushmore Drive
        Charlotte, NC 28277
        Attention: Robert J. Flemma, Jr.
                           Senior Vice President and General Counsel
        Telecopier: 704-540-2486

        with copies to:

        Kennedy Covington Lobdell & Hickman LLP
        Hearst Tower
        214 North Tryon Street
        Charlotte, NC 28202
        Attention: Sean M. Jones, Esq.
        Telecopier: 704-331-7598

        and

        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, NY 10153
        Attention: Thomas A. Roberts, Esq.
                           Howard Chatzinoff, Esq.
        Telecopier: 212-310-8007

      and

      (b)    if to Parent or Merger Sub, to:

        USA Interactive
        152 West 57th Street
        New York, NY 10019
        Attention: General Counsel
        Telecopier: 212-314-7329

        with a copy to:

        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019
        Attention: Andrew J. Nussbaum, Esq.
        Telecopier: 212-403-2000

        Section 10.4    Interpretation.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

        Section 10.5    Counterparts.    This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        Section 10.6    Entire Agreement.    This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the Confidentiality Agreement.

        Section 10.7    Governing Law.    (a)    This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

        (b)   Each Party irrevocably submits to the jurisdiction of any Delaware state court or any federal court sitting in the State of Delaware in any action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Delaware state or federal court. Each Party hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The Parties further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

        (c)   To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each Party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

        (d)   Each Party waives, to the fullest extent permitted by applicable laws, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement. Each Party certifies that it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications set forth above in this Section 10.7.

        Section 10.8    Publicity.    The initial press release concerning the Merger and the transactions contemplated hereby will be a joint release. Except as otherwise required by applicable law or the rules of Nasdaq, none of the Parties hereto shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other Parties, which consent shall not be unreasonably withheld (provided that the consent of Parent shall be deemed to be the consent of Merger Sub). Prior to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior consent of Parent (which shall not be unreasonably withheld) issue or cause the publication of any press release or other public announcement with respect to any material developments in the business strategy of the Company and its Subsidiaries, except for any such press release or public announcement required by applicable law or the rules of Nasdaq (in which case the Company shall, to the extent practicable, consult with Parent prior to making such release or announcement).

        Section 10.9    Assignment; Third Party Beneficiaries.    Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as otherwise provided in Sections 7.11 and 7.14, this

Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the Parties any rights or remedies hereunder.

        Section 10.10    Specific Enforcement.    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached in any material respect. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. A Party is entitled to seek injunctive relief to prevent any breach and to enforce terms or provisions if such breach would serve as a basis of terminating this Agreement by such Party. The rights provided by this section are in addition to any other remedy to which the Parties are entitled at law or in equity including an action seeking damages.

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

USA INTERACTIVE
By:	/s/ DANIEL C. MARRIOTT

	Name:	Daniel C. Marriott
	Title:	Senior Vice President
FOREST MERGER CORP.
By:	/s/ DANIEL C. MARRIOTT

	Name:	Daniel C. Marriott
	Title:	Senior Vice President
LENDINGTREE, INC.
By:	/s/ DOUGLAS R. LEBDA

	Name:	Douglas R. Lebda
	Title:	Chief Executive Officer

B-

APPENDIX C

Global Markets & Investment Banking

May 5, 2003

Board of Directors
LendingTree, Inc.
11115 Rushmore Drive
Charlotte, NC 28277

Members of the Board of Directors:

        LendingTree, Inc. (the "Company"), USA Interactive (the "Acquiror") and Forest Merger Corp., a wholly owned subsidiary of the Acquiror ("Acquisition Sub") propose to enter into an Agreement and Plan of Merger, dated as of May 5, 2003 (the "Merger Agreement"), pursuant to which Acquisition Sub will be merged with the Company in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $0.01 per share (the "Common Shares"), other than Common Shares held in the treasury of the Company or Common Shares owned by the Acquiror immediately prior to the effective time of the Merger, will be converted into the right to receive 0.6199 shares (the "Exchange Ratio") of the common stock, par value $0.01 per share, of the Acquiror (the "Acquiror Shares"), and each outstanding share of the Company's Series A 8% Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"), other than Preferred Shares held in the treasury of the Company, Preferred Shares owned by the Acquiror immediately prior to the effective time of the Merger or Preferred Shares as to which appraisal rights have been exercised pursuant to the terms of the Merger Agreement, will be converted into the right to receive the number of Acquiror Shares into which such Preferred Share would have been converted had such Preferred Share been converted into Common Shares immediately before the effective time of the Merger. Simultaneously with the Merger Agreement, the Acquiror proposes to enter into voting agreements (each, a "Voting Agreement") with three of the Company's principal shareholders, pursuant to which such shareholders will agree, among other things, to vote their shares of capital stock of the Company in favor of the Merger.

        The Merger Agreement provides that the Merger is conditioned upon, among other matters, the approval of a Certificate of Amendment to the Certificate of Designations of the Preferred Shares (the "Certificate of Designations") by the requisite vote of the holders of outstanding Preferred Shares, and by the requisite vote of the holders of the Common Shares and Preferred Shares, in each case voting as a single class (the "Charter Amendment"). The Charter Amendment would add a provision to the Certificate of Designations providing for the conversion of the Preferred Shares in the Merger based on the Exchange Ratio, as described above.

        You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Common Shares and the Preferred Shares (collectively, the "Company Securities").

4 World Financial Center Fl 25
New York, NY 10080

Global Markets & Investment Banking

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, furnished to us by the Company and the Acquiror, respectively;

  (3)
  Conducted discussions with members of senior management of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

  (4)
  Reviewed the historical market prices and valuation multiples for the Common Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and the Acquiror;

  (6)
  Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

  (7)
  Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  (8)
  Reviewed a draft of the Merger Agreement and one draft form of Voting Agreement, each dated May 3, 2003; and

  (9)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available. We have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror, nor have we been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecasts furnished to or discussed with us, by the Company or the Acquiror, we have assumed that such forecasts have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be. We further assumed that the Merger would generally qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final Merger Agreement and all three of the Voting Agreements will be substantially similar to the last drafts reviewed by us.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to us as of the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

Global Markets & Investment Banking

        We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Common Shares, as well as the Acquiror Shares and other securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger, the Charter Amendment or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, (1) the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Shares and Preferred Shares or (2) the fairness of any other terms or provisions applicable to the Preferred Shares, whether before or after giving effect to the Charter Amendment. For purposes of this opinion, we assumed that all Preferred Shares would be converted immediately prior to the effective time of the Merger into Common Shares at the conversion rate provided by the Company to us, as set forth in the Certificate of Designations.

        We are not expressing any opinion herein as to the prices at which the Common Shares or the Acquiror Shares will trade following the announcement or consummation of the Merger.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Company Securities.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

APPENDIX D

711 FIFTH AVENUE • NEW YORK, N.Y. 10022 • (212) 832-8000

                                May 5, 2003

The Board of Directors
LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277

Members of the Board of Directors:

        We are pleased to confirm in writing the opinion provided orally to the Board of Directors of LendingTree, Inc. ("LendingTree" or the "Company") at its meeting held on May 5, 2003. We understand that LendingTree and USA Interactive ("USAi") are entering into an Agreement and Plan of Merger (the "Agreement") proposing to effect a business combination transaction relating to LendingTree as described in the Agreement (the "Transaction").

        As further described in the Agreement, USAi would acquire all of the shares of the Company's common stock, par value $0.01 per share (the "Company Common Stock") at an exchange ratio of 0.6199 of a share of USAi common stock (the "Exchange Ratio") for each share of Company Common Stock, and the holders of the Company's Series A 8% Convertible Preferred Stock, par value $0.01 per share (the "Company Preferred Stock," and together with the Company Common Stock, the "Company Securities") would receive the same consideration on an as-converted basis. In addition, in connection with the Transaction, warrants and options to acquire Company Common Stock would be converted into warrants and options, respectively, to acquire USAi common stock, in each case, based on the Exchange Ratio.

        As you know, Allen & Company LLC ("Allen") has been engaged by LendingTree to render certain financial advisory services. In this connection, pursuant to our April 28, 2003 engagement letter agreement (the "Engagement Letter"), you have asked us to render our opinion as to the fairness from a financial point of view to the holders of Company Securities of the Exchange Ratio to be utilized in connection with the Transaction. Pursuant to the Engagement Letter, Allen will receive a customary fee for its services in connection with the Transaction.

        Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. As of the date of this letter, Allen or its affiliates are stockholders in USAi and LendingTree, and Donald R. Keough, Chairman of Allen, also serves as a director of USAi. In addition, in the ordinary course of its business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the securities of USAi and LendingTree.

        Further, Allen has been engaged by USAi (and its predecessors) to render financial advisory services from time to time in the past on several separate transactions for which Allen has received customary fees, and Allen has been engaged by LendingTree to render financial advisory services from time to time in the past for which Allen has received customary fees. It is contemplated that Allen will be available to provide investment banking and related services to USAi in the future on other engagements.

        Our opinion as expressed herein reflects and gives effect to our general familiarity with each of LendingTree and USAi as well as information which we received during the course of this assignment, including information provided by senior management of USAi and LendingTree in the course of a number of discussions relating to this engagement. In arriving at our opinion, we neither conducted a physical inspection of the properties and facilities of LendingTree or USAi nor obtained any evaluations or appraisals of the assets or liabilities of LendingTree or USAi. In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by USAi, LendingTree or their respective representatives, or that was otherwise reviewed by us. With respect to financial projections provided to us, we have assumed that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of USAi and LendingTree as to the future operating and financial performance of each of USAi and LendingTree, respectively.

        In arriving at our opinion, we have among other things:

  (i)
  reviewed trends in the financial services and online commerce industries;

  (ii)
  reviewed the terms and conditions of the Transaction, including the draft Agreement and the draft agreements ancillary thereto (none of which prior to the delivery of this opinion has been executed by the parties);

  (iii)
  analyzed certain financial aspects of the Transaction, including the Exchange Ratio;

  (iv)
  reviewed and analyzed publicly available historical business and financial information relating to LendingTree and USAi and as presented in documents filed with the Securities and Exchange Commission;

  (v)
  analyzed selected summary non-public financial and operating results of operations of LendingTree, including the long range plan for fiscal years 2003-2007;

  (vi)
  analyzed the financial conditions and prospects of LendingTree and USAi;

  (vii)
  reviewed and analyzed public information, including certain stock market data and financial information relating to selected companies with businesses which we deemed comparable to those of LendingTree and USAi;

  (viii)
  reviewed the trading histories of the Company Common Stock and USAi common stock and their relation to those of companies which we deemed comparable to LendingTree and USAi;

  (ix)
  analyzed the market multiples of LendingTree and USAi and their business segments in relation to certain selected companies which we deemed comparable to LendingTree and USAi;

  (x)
  conferred with the management teams of each of USAi and LendingTree;

  (xi)
  analyzed the discounted present value of LendingTree's future cash flows, based on the long range plan for fiscal years 2003-2007 of LendingTree's management;

  (xii)
  analyzed the discounted present value of USAi's future cash flows, based on USAi's publicly released budget for 2003 and certain Wall Street research estimates, as adjusted, for 2004-2008;

  (xiii)
  reviewed public financial and transaction information relating to premiums paid in selected mergers which we deemed comparable;

  (xiv)
  reviewed public financial and transaction information related to selected multiples paid for certain selected companies in selected mergers which we deemed comparable to the Transaction; and

  (xv)
  conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

        It is understood that this opinion is solely for the information of the Board of Directors of LendingTree and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by LendingTree with the Securities and Exchange Commission with respect to the Transaction.

        This opinion does not constitute a recommendation as to what course of action the Board of Directors or any securityholder of LendingTree should pursue in connection with the Transaction. For the purposes of our opinion, we assumed that the Transaction would have the tax, accounting and legal effects as contemplated by the Agreement. Our opinion is limited to the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio to be utilized in connection with the Transaction. We express no opinion as to the trading price of the securities of any company in the future.

        Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio to be utilized in connection with the Transaction is fair from a financial point of view to the holders of Company Securities.

Very truly yours,

ALLEN & COMPANY LLC

By:	/s/ JOHN H. JOSEPHSON John H. Josephson Managing Director

APPENDIX E

CERTIFICATE OF INCORPORATION

OF

LENDINGTREE, INC.

ARTICLE I

        The name of the corporation (which is hereinafter referred to as the "Corporation") is:

LendingTree, Inc.

ARTICLE II

        The address of the Corporation's registered office in the State of Delaware is c/o The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III

        The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

        The total number of shares of all classes of stock which the Corporation shall have authority to issue is fifty-one thousand (51,000), consisting of one thousand (1,000) shares of Common Stock, par value one cent ($0.01) per share (the "Common Stock"), and fifty thousand (50,000) shares of Preferred Stock, par value one cent ($0.01) per share (the "Preferred Stock").

        A statement of the designations of each class and the powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

        Section 1.    Preferred Stock.

        Preferred Stock shall be issued in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

        Section 2.    Common Stock.

        (a)   Subject to all of the preferences and rights of the Preferred Stock or a series thereof that may be established by this Certificate of Incorporation or fixed by a resolution or resolutions of the Board of Directors, dividends may be paid on the Common Stock if, as and when declared from time to time by the Board of Directors out of funds legally available therefor.

        (b)   In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive all of the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock or any series thereof have been satisfied.

        (c)   Except as otherwise required by law, the holders of Common Stock shall have no voting rights.

        Section 3.    Series A Preferred Stock.

        The designated powers, preferences and rights, and qualifications, limitations and restrictions thereof, of the Series A Preferred Stock are as follows:

          (a)   Number of Shares; Designation. A total of thirty-five thousand (35,000) shares of Preferred Stock are hereby designated as "Series A 10% Preferred Stock" (the "Series A Preferred Stock").

          (b)   Rank. The Series A Preferred Stock shall, with respect to payment of dividends, (i) rank senior and prior to the Common Stock and all Junior Dividend Stock (as defined in Paragraph (c)(i)(D)), (ii) rank on a parity with all Parity Dividend Stock (as defined in Paragraph (c)(i)(D)), and (iii) rank junior to any class or series of capital stock ranking senior and prior to the Series A Preferred Stock with respect to the payment of dividends ("Senior Dividend Stock") and to any class or series of capital stock of the Corporation (other than the Common Stock), whether currently issued or issued in the future, that does not by its terms expressly provide that it ranks on a parity with or junior to the Series A Preferred Stock as to dividends. The Series A Preferred Stock shall, with respect to rights upon liquidation, dissolution or winding up of the affairs of the Corporation, (i) rank senior and prior to the Common Stock and all Junior Liquidation Stock (as defined in Paragraph (d)(ii)), (ii) rank on a parity with all Parity Liquidation Stock (as defined in Paragraph (d)(ii)), and (iii) rank junior to all Senior Liquidation Stock (as defined in Paragraph (d)(ii)) and to any class or series of capital stock of the Corporation (other than the Common Stock), whether currently issued or issued in the future, that does not by its terms expressly provide that it ranks on a parity with or junior to the Series A Preferred Stock as to rights upon liquidation, dissolution or winding-up of the Corporation.

          (c)   Dividends. (i)(A) The holders of the issued and outstanding shares of the Series A Preferred Stock shall be entitled to receive, to the extent funds are legally available therefor, as and when declared by the Board of Directors, cumulative dividends at the annual rate per share of 10% of the Liquidation Preference (as defined in Paragraph (d)(i)), and all unpaid dividends, if any, whether or not declared, from the date of issuance of each share of Series A Preferred Stock to the applicable dividend payment date. Dividends on shares of Series A Preferred Stock shall be payable quarterly. The first dividend shall be payable on the first day of the month following the month in which the three-month anniversary of the Merger (as defined in the Merger Agreement, dated as of May 5, 2003, by and among USA Interactive, Forest Merger Corp. and LendingTree, Inc.) occurs, and thereafter, dividends shall be payable on each three-month anniversary thereof (each, a "Dividend Payment Date").

            (B)  Dividends on the Series A Preferred Stock shall be paid in additional shares of Series A Preferred Stock, and the issuance of the requisite number of such shares of Series A Preferred Stock (such number determined as provided in the next sentence) shall constitute full payment of any such dividend. Shares, or fractions thereof, of Series A Preferred Stock issued to pay dividends shall be valued at their Liquidation Preference. All dividend payments paid with respect to shares of Series A Preferred Stock shall be paid pro rata to the holders entitled thereto. All shares of Series A Preferred Stock issued as a dividend with respect to shares of Series A Preferred Stock shall thereupon be duly authorized, validly issued, fully paid and non-assessable.

            (C)  Each fractional share of the Series A Preferred Stock outstanding shall be entitled to a ratably proportionate amount of all dividends accruing with respect to each outstanding share of the Series A Preferred Stock pursuant to Paragraph (c)(i)(A) of this Section 3, and all of such dividends with respect to such outstanding fractional shares shall be fully cumulative and shall accrue (whether or not declared), without interest, and shall be payable in the same manner and at such times as provided for in Paragraphs (c)(i)(A) and (c)(i)(B) of this Section 3 with respect to dividends on each outstanding share of the Series A Preferred Stock.

            (D)  Dividends to be paid on a Dividend Payment Date shall be payable to the holders of record of shares of the Series A Preferred Stock as they appear on the stock register of the Corporation at the close of business on such record dates (each, a "Dividend Payment Record Date"), which shall be not more than 40 days nor fewer than 10 days preceding each Dividend Payment Date thereof, as shall be fixed by the Board of Directors. Holders of shares of the Series A Preferred Stock shall be entitled to receive dividends in preference to and in priority over dividends upon the Common Stock and any other series or class of the Corporation's capital stock that ranks junior as to dividends to the Series A Preferred Stock ("Junior Dividend Stock") and shall be on a parity as to dividends with any series or class of the Corporation's capital stock that does not rank senior or junior as to dividends with the Series A Preferred Stock ("Parity Dividend Stock"). The holders of shares of the Series A Preferred Stock shall not be entitled to any dividends in excess of full cumulative dividends, as herein provided.

      (ii)
      No dividends, other than dividends payable solely in Common Stock, Junior Dividend Stock, or warrants or other rights to acquire Common Stock or Junior Dividend Stock, shall be paid or declared and set apart for payment on, and no purchase, redemption or other acquisition, other than acquisitions of Common Stock by the Corporation permitted by the Restricted Share Grant and Shareholders' Agreement, dated as of May 5, 2003, among Forest Merger Corp., LendingTree, Inc., USA Interactive and the Grantees named therein or pursuant to other agreements that permit or require the Corporation to repurchase such shares upon termination of services to the Corporation, shall be made by the Corporation or entity directly or indirectly controlled by the Corporation of, any Common Stock or Junior Dividend Stock unless and until all accrued and unpaid dividends on the Series A Preferred Stock shall have been paid.

      (iii)
      No dividends paid in cash shall be paid or declared and set apart for payment on any Parity Dividend Stock for any period unless the Corporation has paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, on the Series A Preferred Stock all accrued and unpaid dividends for all dividend payment periods terminating on or prior to the date of payment of such dividends.

          (d)   Liquidation.

      (i)
      In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of the outstanding shares of Series A Preferred Stock shall be entitled to receive $100,000.00 per share (the "Liquidation Preference"), plus an amount in cash equal to the accrued and unpaid dividends thereon, if any, whether or not declared, to the payment date.

      (ii)
      In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of shares of Series A Preferred Stock (A) shall not be entitled to receive the Liquidation Preference of the shares held by them until payment in full or provision has been made for the payment of all claims of creditors of the Corporation and the liquidation preference of any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to rights upon liquidation, dissolution or winding up of the affairs of the Corporation ("Senior

        Liquidation Stock"), plus accrued and unpaid dividends thereon, if any, whether or not declared, to the payment date, shall have been paid in full and (B) shall be entitled to receive the Liquidation Preference of such shares held by them, plus an amount in cash equal to the accrued and unpaid dividends thereon, if any, whether or not declared, to the payment date, in preference to and in priority over any distributions upon the Common Stock and any other series or class of the Corporation's capital stock that ranks junior to the Series A Preferred Stock as to rights upon liquidation, dissolution or winding up of the affairs of the Corporation ("Junior Liquidation Stock"). Upon payment in full of the Liquidation Preference plus an amount in cash equal to the accrued and unpaid dividends thereon, if any, whether or not declared, to the payment date, to which the holders of shares of the Series A Preferred Stock are entitled, the holders of shares of the Series A Preferred Stock shall not be entitled to any further participation in any distribution of assets by the Corporation. Subject to clause (A) above, if the assets of the Corporation are not sufficient to pay in full the Liquidation Preference plus an amount in cash equal to the accrued and unpaid dividends thereon, if any, whether or not declared, to the payment date, payable to the holders of shares of the Series A Preferred Stock and the liquidation preference payable to the holders of any series or class of the Corporation's capital stock, outstanding on the date hereof or hereafter issued, that ranks on a parity with the Series A Preferred Stock as to rights upon liquidation, dissolution or winding up of the affairs of the Corporation ("Parity Liquidation Stock"), the holders of all such shares shall share ratably in proportion to the full respective preferential amounts payable on such shares in any distribution.

      (iii)
      For the purposes of this paragraph (d), neither the sale of all or substantially all of the assets of the Corporation nor the consolidation or merger of the Corporation with or into any other entity shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, unless (A) such sale, consolidation or merger shall be in connection with a plan of liquidation, dissolution or winding up of the Corporation or (B) a majority of the outstanding shares of Series A Preferred Stock entitled to vote thereon shall have consented to the treatment of such sale, consolidation or merger as a liquidation of the Corporation, in which case such sale, consolidation or merger shall be deemed a liquidation of the Corporation for purposes of this paragraph (d), and in which case, as a condition precedent to such sale, consolidation or merger, and immediately prior thereto, the outstanding shares of Series A Preferred Stock shall be redeemed for an amount in cash (or such other securities or property to which a majority of the outstanding shares of Series A Preferred Stock entitled to vote thereon shall have consented) equal to the Liquidation Preference thereof plus an amount equal to the accrued and unpaid dividends thereon, if any, whether or not declared, to the redemption date and, upon any such redemption, notwithstanding Section 2(c) (unless there is at such time a class of stock other than the Common Stock with full voting powers) each outstanding share of Common Stock shall have one vote on all matters submitted to stockholders.

          (e)   Voting Rights.

      (i)
      Each holder of Series A Preferred Stock, as such, shall be entitled to one vote for each share of Series A Preferred Stock held of record by such holder on all matters on which stockholders of the Corporation generally are entitled to vote.

      (ii)
      So long as any shares of the Series A Preferred Stock are outstanding, in addition to any vote or consent of stockholders required by law or by the Corporation's

        Certificate of Incorporation, the affirmative vote or consent of the holders of at least a majority of the shares of Series A Preferred Stock at any time issued and outstanding, acting as a single class, given in person or by proxy at any meeting called for such purpose, shall be necessary for effecting or validating:

      (A)
      any reclassification of the Series A Preferred Stock or any amendment, alteration or repeal (including as a result of a merger or consolidation involving the Corporation, including a merger or consolidation in which the Series A Preferred Stock is converted into a different class or series of stock or other securities of this Corporation or stock or other securities of another corporation, including, in the latter case, stock having rights preferences and powers identical to those of the Series A Preferred Stock and including any merger in which the Series A Preferred Stock is converted into cash) of any of the provisions of the Certificate of Incorporation or Bylaws of the Corporation which adversely affects the voting powers, rights or preferences of the holders of the shares of Series A Preferred Stock; provided, that any amendment of the provisions of the Corporation's Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, capital stock that ranks junior to the Series A Preferred Stock as to dividends or rights upon liquidation shall not be deemed to affect adversely the voting powers, rights or preferences of the holders of shares of Series A Preferred Stock;

      (B)
      the authorization or creation of, or the increase in the authorized amount of, or the issuance of any shares of any class or series of capital stock that ranks senior to the Series A Preferred Stock as to dividends or rights upon liquidation or that ranks on a parity with the Series A Preferred Stock as to dividends or rights upon liquidation or any security convertible into shares of any class or series of capital stock that ranks senior to the Series A Preferred Stock as to dividends or rights upon liquidation or that ranks on a parity with the Series A Preferred Stock as to dividends or rights upon liquidation; or

      (C)
      the consolidation of the Corporation with or into any other entity, the merger of the Corporation into any other entity or the merger of the Corporation with any other entity in a merger in which the Corporation is the surviving entity, unless, in the latter case, the resulting corporation will thereafter have no class or series of shares and no other securities either authorized or outstanding ranking prior to, or on a parity with, shares of Series A Preferred Stock in the payment of dividends or the distribution of its assets on liquidation, dissolution or winding up.

        In connection with any right to vote pursuant to Section (e)(ii), each holder of shares of Series A Preferred Stock shall have one vote for each share held.

          (f)    Waiver. Any rights of the holders of Series A Preferred Stock set forth herein may be waived by the affirmative vote or consent of the holders of a majority of the shares of Series A Preferred Stock then outstanding.

          (g)   Status of Shares. All shares of the Series A Preferred Stock that are at any time reacquired by the Corporation shall be retired by the Board of Directors and shall not be reissued and, upon the taking of any action required by applicable law, shall have the status of authorized but unissued shares of Preferred Stock, without designation as to series, subject to reissuance by the Board of Directors as shares of any one or more other series.

ARTICLE V

        The Corporation hereby renounces, to the fullest extent permitted by Section 122(17) of the General Corporation Law of the State of Delaware, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any business opportunities that are presented to one or more of its directors or stockholders (other than such directors or stockholders that are officers of the Corporation).

ARTICLE VI

        Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VII

        In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation by a majority vote at any regular or special meeting of the Board of Directors or by written consent, subject to the power of the stockholders of the Corporation to alter or repeal any By-Laws made by the Board of Directors.

ARTICLE VIII

        The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE IX

        Section 1. Elimination of Certain Liability of Directors. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists on the date hereof or may hereafter be amended. If the General Corporation Law of the State of Delaware is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the General Corporation Law of the State of Delaware, as so amended.

        Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

        Section 2.    Indemnification and Insurance.

        (a)    Right to Indemnification.    Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors, administrators and personal and legal representatives; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

        (b)    Right of Claimant to Bring Suit.    If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

        (c)    Non-Exclusivity of Rights.    The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

        (d)    Insurance.    The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

        (e)    Repeal and Modification.    Any repeal or modification of this Section shall not adversely affect any right or protection of a director, officer, employee or agent of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

APPENDIX F

Section 262 of the Delaware General Corporation Law
Appraisal Rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        The Registrant's Restated Certificate of Incorporation, as amended, limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Amended and Restated By-Laws provide that the directors and officers (and legal representatives of such directors and officers) will be indemnified to the fullest extent authorized by the Delaware General Corporation Law with respect to third-party actions, suits, investigations or proceedings provided that any such person has met the applicable standard of conduct set forth in the Delaware General Corporation Law described below. The Registrant's Amended and Restated By-Laws further provide that directors and officers (and legal representatives of such directors and officers) will be indemnified with respect to actions or suits initiated by such person only if such action was first approved by the board of directors. The Registrant's Amended and Restated By-Laws allow the Registrant to pay all expenses incurred by a director or officer (or legal representatives of such directors or officers) in defending any proceeding in which the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, upon an undertaking by such party to repay such expenses, if it is ultimately determined that such party was not entitled to indemnity by the Registrant. From time to time, officers and directors may be provided with indemnification agreements that are consistent with the foregoing provisions. The Registrant has policies of directors' and officers' liability insurance which insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. The Registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 21.    Exhibits and Financial Statement Schedules.

(a)
Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of May 5, 2003, by and among USA Interactive, Forest Merger Corp. and LendingTree, Inc. (incorporated by reference to Appendix B to the proxy statement/prospectus included in this registration statement).
5.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares being issued.
8.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.
8.2	Form of opinion of Weil, Gotshal & Manges LLP as to certain tax matters.
10.1	Employment Agreement among LendingTree, Inc., Forest Merger Corp., USA Interactive and Douglas R. Lebda, dated as of May 5, 2003.

10.2	Employment Agreement among LendingTree, Inc., Forest Merger Corp., USA Interactive and Thomas J. Reddin, dated as of May 5, 2003.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1 and 8.1 hereto).
23.4	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.2 hereto).
24.1	Powers of Attorney.
99.1
Voting Agreement by and among USA Interactive and Douglas R. Lebda, Tara G. Lebda and the Douglas R. Lebda Grantor Annuity Trust, dated as of May 5, 2003 (incorporated by reference to Exhibit 99.2 of USA Interactive's Schedule 13D, filed on May 9, 2003).
99.2
Voting Agreement by and among USA Interactive, Specialty Finance Partners and Capital Z Management LLC, dated as of May 5, 2003 (incorporated by reference to Exhibit 99.4 of USA Interactive's Schedule 13D, filed on May 9, 2003).
99.3
Voting Agreement by and among USA Interactive and Fidelity National Title Company, Chicago Title Insurance Company, Chicago Title Insurance Company of Oregon and Fidelity National Title Insurance Company, dated as of May 5, 2003 (incorporated by reference to Exhibit 99.3 of USA Interactive's Schedule 13D, filed on May 9, 2003).
99.4	Restricted Share Grant and Shareholders' Agreement, dated as of May 5, 2003.
99.5	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Appendix C to the proxy statement/prospectus included in this registration statement).
99.6	Opinion of Allen & Company LLC (incorporated by reference to Appendix D to the proxy statement/prospectus included in this registration statement).
99.7	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
99.8	Consent of Allen & Company LLC.
99.9	Form of Proxy Card of LendingTree, Inc. for Common Stock.
99.10	Form of Proxy Card of LendingTree, Inc. for Preferred Stock.

Item 22.    Undertakings.

        The undersigned Registrant hereby undertakes:

          (a)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (c)   That every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (d)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (e)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on June 5, 2003.

USA INTERACTIVE
By:	/s/ DARA KHOSROWSHAHI
Dara Khosrowshahi Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated as of June 5, 2003.

Signature	Title
/s/ BARRY DILLER* Barry Diller	Chairman of the Board, Chief Executive Officer and Director
/s/ VICTOR A. KAUFMAN* Victor A. Kaufman	Vice Chairman and Director
/s/ WILLIAM J. SEVERANCE* William J. Severance	Vice President and Controller (Chief Accounting Officer)
/s/ DARA KHOSROWSHAHI* Dara Khosrowshahi	Executive Vice President and Chief Financial Officer
/s/ RICHARD N. BARTON* Richard N. Barton	Director
/s/ ROBERT BENNETT* Robert Bennett	Director
/s/ EDGAR BRONFMAN, JR.* Edgar Bronfman, Jr.	Director
Jean-René Fourtou	Director
/s/ DONALD R. KEOUGH* Donald R. Keough	Director
/s/ MARIE-JOSÉE KRAVIS* Marie-Josée Kravis	Director
/s/ JOHN C. MALONE* John C. Malone	Director

/s/ GEN. H. NORMAN SCHWARZKOPF* Gen. H. Norman Schwarzkopf	Director
/s/ ALAN SPOON* Alan Spoon	Director
/s/ DIANE VON FURSTENBERG* Diane Von Furstenberg	Director
*By:	/s/ JULIUS GENACHOWSKI
Julius Genachowski Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of May 5, 2003, by and among USA Interactive, Forest Merger Corp. and LendingTree, Inc. (incorporated by reference to Appendix B to the proxy statement/prospectus included in this registration statement).
5.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares being issued.
8.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.
8.2	Form of opinion of Weil, Gotshal & Manges LLP as to certain tax matters.
10.1	Employment Agreement among LendingTree, Inc., Forest Merger Corp., USA Interactive and Douglas R. Lebda, dated as of May 5, 2003.
10.2	Employment Agreement among LendingTree, Inc., Forest Merger Corp., USA Interactive and Thomas J. Reddin, dated as of May 5, 2003.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1 and 8.1 hereto).
23.4	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.2 hereto).
24.1	Powers of Attorney.
99.1
Voting Agreement by and among USA Interactive and Douglas R. Lebda, Tara G. Lebda and the Douglas R. Lebda Grantor Annuity Trust, dated as of May 5, 2003 (incorporated by reference to Exhibit 99.2 of USA Interactive's Schedule 13D, filed on May 9, 2003).
99.2
Voting Agreement by and among USA Interactive, Specialty Finance Partners and Capital Z Management LLC, dated as of May 5, 2003 (incorporated by reference to Exhibit 99.4 of USA Interactive's Schedule 13D, filed on May 9, 2003).
99.3
Voting Agreement by and among USA Interactive and Fidelity National Title Company, Chicago Title Insurance Company, Chicago Title Insurance Company of Oregon and Fidelity National Title Insurance Company, dated as of May 5, 2003 (incorporated by reference to Exhibit 99.3 of USA Interactive's Schedule 13D, filed on May 9, 2003).
99.4	Restricted Share Grant and Shareholders' Agreement, dated as of May 5, 2003.
99.5	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Appendix C to the proxy statement/prospectus included in this registration statement).
99.6	Opinion of Allen & Company LLC (incorporated by reference to Appendix D to the proxy statement/prospectus included in this registration statement).
99.7	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
99.8	Consent of Allen & Company LLC.
99.9	Form of Proxy Card of LendingTree, Inc. for Common Stock.
99.10	Form of Proxy Card of LendingTree, Inc. for Preferred Stock.